As filed with the Securities and Exchange Commission on October 7, 2015.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

F.N.B. CORPORATION

(Exact name of registrant as specified in its charter)

Florida	6021	25-1255406
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One North Shore Center

12 Federal Street

Pittsburgh, Pennsylvania 15212

(800) 555-5455

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Vincent J. Delie, Jr.

President and Chief Executive Officer

F.N.B. Corporation

One North Shore Center

Pittsburgh, Pennsylvania 15212

(800) 555-5455

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary R. Walker, Esq. Reed Smith LLP Reed Smith Centre 225 Fifth Avenue Pittsburgh, PA 15222 Telephone: (412) 288-3131 Fax: (412) 288-3063	Gary L. Nalbandian Metro Bancorp, Inc. 3801 Paxton Street Harrisburg, PA 17111 Telephone: (888) 937-0004 Fax: (717) 901-0436

Timothy A. Hoy, Esq. Mette, Evans & Woodside P.C. 3401 North Front Street Harrisburg, PA 17110-0950 Telephone: (717) 232-5000 Fax: (717) 236-1816	H. Rodgin Cohen, Esq. Mitchell S. Eitel, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Telephone: (212) 558-4000 Fax: (212) 558-3588

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon the effective date of the merger of Metro Bancorp, Inc. with and into the Registrant.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common stock, $0.01 par value per share	36,500,000 shares	Not applicable	$432,972,000	$43,600.28

(1)	The maximum number of shares of F.N.B. Corporation common stock estimated to be issuable upon the completion of the proposed merger of Metro Bancorp, Inc. with and into F.N.B. Corporation. This number is based on (a) the number of shares of Metro Bancorp, Inc. common stock estimated to be outstanding, or reserved for issuance under various equity-based compensation plans as of the date hereof, and the exchange of each such share for 2.373 shares of F.N.B. Corporation common stock pursuant to the Agreement and Plan of Merger, dated as of August 4, 2015, between F.N.B. Corporation and Metro Bancorp, Inc. (the “merger agreement”).
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rules 457(f)(1) and 457(c) under the Securities Act. Pursuant to Rule 457(f)(1) under the Securities Act, the proposed maximum aggregate offering price of the registrant’s shares of common stock was calculated in accordance with Rule 457(c) under the Securities Act based upon the market value of the shares of Metro Bancorp, Inc. common stock to be cancelled and exchanged for the registrant’s shares of common stock in connection with the proposed merger as follows: the product of (i) 15,200,000, the estimated maximum possible number of shares of Metro Bancorp, Inc. common stock which may be cancelled and exchanged in the proposed merger, and (ii) $28.485, the average of the high and low prices for a share of Metro Bancorp, Inc. common stock reported on the NASDAQ Global Select Market on October 2, 2015.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $100.70 per $1,000,000 of the proposed maximum offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. F.N.B. Corporation may not issue the shares of its common stock to be issued in connection with the merger described in this joint proxy statement/prospectus until the registration statement it filed with the Securities and Exchange Commission becomes effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED OCTOBER 7, 2015

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear F.N.B. Corporation Shareholders and Metro Bancorp, Inc. Shareholders:

On August 4, 2015, F.N.B. Corporation, or F.N.B., and Metro Bancorp, Inc., or Metro, entered into an Agreement and Plan of Merger that provides for the combination of the two companies. This combination will take place by merging Metro with and into F.N.B., with F.N.B. being the surviving corporation. We refer to this combination as the “merger,” and the Agreement and Plan of Merger as the “merger agreement.”

If the merger is completed, all shares of Metro common stock owned by a Metro shareholder (except for certain shares held by Metro itself, F.N.B. and their respective subsidiaries, if applicable) will be converted into the right to receive shares of F.N.B. common stock. The amount of F.N.B. common stock a Metro shareholder will be entitled to receive is based on a fixed exchange ratio of 2.373 shares of F.N.B. common stock per single share of Metro common stock; and cash will be paid in lieu of any fractional shares of F.N.B. common stock. F.N.B. estimates that it will need to issue, or reserve for issuance, approximately [            ] shares of its common stock in the aggregate to pay this merger consideration. After completion of the merger, it is expected that F.N.B. shareholders will, as a group, own approximately [    ]% of the surviving corporation and Metro shareholders will, as a group, own approximately [    ]% of the surviving corporation, without giving effect to any shares of F.N.B. common stock held by Metro shareholders prior to the merger.

Each of the boards of directors of F.N.B. and Metro has approved the merger and the merger agreement. However, F.N.B. and Metro cannot complete the merger, and the merger consideration cannot be paid by F.N.B., unless (1) F.N.B. shareholders approve the issuance of F.N.B. common stock in the merger and (2) Metro shareholders approve the adoption of the merger agreement and the merger.

In furtherance of the merger, F.N.B. shareholders are cordially invited to attend a special meeting of the shareholders of F.N.B. to be held on [                    ] at [                    ], at [                    ] Eastern Time; and Metro shareholders are cordially invited to attend a special meeting of the shareholders of Metro to be held on [                    ] at [                    ], at [                    ] Eastern Time. Please take the time to cast your vote at your special meeting, whether by proxy or in person. Every shareholder’s vote is important, regardless of the number of shares you own.

At the F.N.B. special meeting, F.N.B. shareholders will be asked to vote on (1) a proposal to approve the issuance of F.N.B. common stock pursuant to the merger agreement, and (2) a proposal to approve one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the F.N.B. stock issuance proposal. F.N.B.’s board of directors unanimously determined, at a meeting attended by twelve of the fifteen directors of F.N.B., that the merger agreement and the transactions described in the merger agreement, including the merger and the issuance of shares of F.N.B. common stock in the merger, are fair to and in the best interests of F.N.B. shareholders and recommends that F.N.B. shareholders vote “FOR” approval of the issuance of F.N.B. common stock pursuant to the merger agreement and “FOR” approval of one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the F.N.B. stock issuance proposal.

At the Metro special meeting, Metro shareholders will be asked to vote on (1) a proposal to approve the adoption of the merger agreement and the merger, (2) a proposal to approve, on an advisory (non-binding) basis, the compensation that will or may be paid to Metro’s named executive officers that is based on or otherwise relates to the merger, and (3) a proposal to approve one or more adjournments of the Metro special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of adoption of the merger agreement and the merger. Metro’s board of directors unanimously determined, at a meeting attended by eleven of the twelve directors of Metro, that the merger agreement and the transactions described in the merger agreement, including the merger, are advisable and in the best interests of Metro and its Metro shareholders, and Metro’s entire board of directors unanimously recommends that Metro shareholders vote “FOR” approval of the adoption of the merger agreement and the merger, “FOR” the approval, on an advisory (non-binding) basis, of the compensation that will or may be paid to Metro’s named executive officers that is based on or otherwise relates to the merger, and “FOR” approval of one or more adjournments of the Metro special meeting, if necessary or appropriate, to solicit additional proxies in favor of adoption of the merger agreement and the merger.

The joint proxy statement/prospectus which accompanies this letter contains important information about the special meeting of Metro shareholders, the special meeting of F.N.B. shareholders, the merger, the documents related to the merger and other related matters. Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page [19], for a discussion of the risks relating to the proposed merger. You also can obtain information about F.N.B. and Metro from the documents that each has filed with the Securities and Exchange Commission.

Please be aware that, although the number of shares of F.N.B. common stock that Metro shareholders will receive is fixed, the market value of the merger consideration will fluctuate with the market price of F.N.B. common stock and will not be known at the time of the Metro and F.N.B. special meetings. Based on the closing price of F.N.B. common stock on the New York Stock Exchange, or NYSE, on August 3, 2015, the last trading day before public announcement of the merger, the 2.373 exchange ratio represented approximately $32.72 in value for each share of Metro common stock. Based on F.N.B.’s closing price on [                    ], 2015, of $[        ], the 2.373 exchange ratio represented approximately $[        ] in value for each share of Metro common stock. We urge you to obtain current market quotations for F.N.B. common stock (trading symbol “FNB”) and Metro common stock (trading symbol “METR”).

Again, we encourage every F.N.B. shareholder and every Metro shareholder to vote. Whether or not you plan to attend your special meeting, please take the time to vote your shares in accordance with the instructions contained in this joint proxy statement/prospectus.

We look forward to seeing you at your special meeting and to the future, successful combination of our respective banking institutions.

Sincerely,

[signature of Vince Delie]	[signature of Gary Nalbandian]
Vincent J. Delie, Jr.	Gary Nalbandian
President and Chief Executive Officer	President and Chief Executive Officer
F.N.B. Corporation	Metro Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the F.N.B. common stock to be issued pursuant to this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

Shares of F.N.B. common stock are not savings or deposit accounts or other obligations of any bank or savings association, and the shares of F.N.B. common stock are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [            ], and it is first being mailed or otherwise delivered to the shareholders of F.N.B. and Metro on or about [            ].

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission by F.N.B. Corporation, constitutes a prospectus of F.N.B. Corporation under the Securities Act of 1933 with respect to the shares of F.N.B. Corporation common stock to be issued to shareholders of Metro Bancorp, Inc. pursuant to the merger agreement between F.N.B. and Metro, dated as of August 4, 2015. This document also constitutes a joint proxy statement under Section 14(a) of the Securities Exchange Act of 1934 and a notice of meeting with respect to the special meeting of shareholders of F.N.B. Corporation and the special meeting of shareholders of Metro Bancorp, Inc.

You should rely only on the information contained in this document. No one has been authorized to provide you with information that is different from the information contained in this document. This document is dated [                    ]. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to shareholders of F.N.B. and Metro nor the issuance by F.N.B. Corporation of its common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding F.N.B. has been provided by F.N.B. Corporation and information contained in this document regarding Metro has been provided by Metro Bancorp, Inc.

This joint proxy statement/prospectus does not cover any resales of the F.N.B. common stock issued as common stock consideration pursuant to this joint proxy statement/prospectus by any shareholder deemed to be an affiliate of F.N.B. upon the consummation of the merger. F.N.B. has not authorized any person to make use of this joint proxy statement/prospectus in connection with any such resales.

REFERENCE TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about F.N.B. Corporation and Metro Bancorp, Inc. from documents filed with or furnished to the U.S. Securities and Exchange Commission, or the SEC, which are not included in or delivered with this document. However, this information is available to you without charge upon your written or oral request. We have listed the documents containing this information on page [    ] of this joint proxy statement/prospectus.

You can obtain any of the documents that F.N.B. and Metro have filed with or furnished to the SEC from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including the documents F.N.B. and Metro incorporate by reference in this joint proxy statement/prospectus by contacting either F.N.B. or Metro, as applicable, at the address or telephone number given for the company below.

F.N.B. CORPORATION	METRO BANCORP, INC.

One F.N.B. Boulevard Hermitage, Pennsylvania 16148 Attention: James G. Orie, Chief Legal Officer Telephone: (724) 983-3317	3801 Paxton Street Harrisburg, Pennsylvania 17111 Attention: Investor Relations (Sherry Richart) Telephone: (717) 412-6301

You will not be charged for any of these documents that you request. In order to receive timely delivery of the documents in advance of the special meeting, you should make your request to F.N.B. or Metro, as the case may be, no later than [             ].

If you have questions about the merger or the special meeting of either F.N.B. or Metro, would like additional copies of this document or proxy cards, or need any other information related to the proxy solicitations, you may also contact:

•	Regan & Associates, Inc., the proxy solicitor retained by F.N.B., at (800) 737-3426; or

•	Innisfree M&A Incorporated, the proxy solicitor retained by Metro, at (212) 750-5833.

See “Where You Can Find More Information” on page [     ] of this joint proxy statement/prospectus for more details.

One North Shore Center

12 Federal Street

Pittsburgh, Pennsylvania 15212

800-555-5455

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD [                    ]

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of F.N.B. Corporation will be held at [                    ], Eastern Time, on [                    ], at [                    ], to consider and vote upon the following matters:

(1)	Approval of the issuance of F.N.B. common stock pursuant to the Agreement and Plan of Merger, dated as of August 4, 2015, between F.N.B. Corporation and Metro Bancorp, Inc. (the “F.N.B. stock issuance proposal”); and

(2)	Approval of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the F.N.B. stock issuance proposal (the “F.N.B. adjournment proposal”).

We have fixed the close of business on [                    ] as the record date for the F.N.B. special meeting. Only F.N.B. common shareholders of record at that time are entitled to notice of, and to vote at, the F.N.B. special meeting or any adjournment or postponement of the special meeting. Approval of each proposal will require the affirmative vote of the holders of a majority of the shares cast by the F.N.B. shareholders entitled to vote on that matter. F.N.B. will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

F.N.B.’s board of directors has approved the merger agreement and the merger and determined that the merger agreement and the merger are fair to and in the best interests of F.N.B. and its shareholders, and recommends that F.N.B. shareholders vote “FOR” approval of the issuance of F.N.B. common stock pursuant to the merger agreement and “FOR” approval of the F.N.B. adjournment proposal.

It is important that your shares be represented and voted at our special meeting. We cannot complete the merger unless F.N.B. shareholders approve the F.N.B. stock issuance proposal. Whether or not you expect to attend our special meeting in person, please vote as soon as possible. If you hold stock in your name as a shareholder of record of F.N.B., please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided or vote via the Internet at www.envisionreports.com/fnb or by telephone at 1-800-652-8683. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by your bank or broker.

The enclosed joint proxy statement/prospectus provides a detailed description of the special meeting, the merger, the proposed F.N.B. stock issuance pursuant to the merger agreement, documents related to the merger and other related matters. We urge you to read the joint proxy statement/prospectus, including the documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety.

BY ORDER OF OUR BOARD OF DIRECTORS,

[signature of Jim Orie]

James G. Orie, Corporate Secretary

3801 Paxton Street

Harrisburg, Pennsylvania 17111

888-937-0004

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD [                    ]

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Metro Bancorp, Inc. will be held at [                    ], Eastern Time, on [                    ], at [                    ], to consider and vote upon the following matters:

1.	Approval of the adoption of the Agreement and Plan of Merger, dated as of August 4, 2015, between F.N.B. Corporation and Metro Bancorp, Inc. and approval of the merger of Metro with and into F.N.B.;

2.	Approval by an advisory (non-binding) vote, of certain compensation arrangements in connection with the proposed merger for Metro’s named executive officers; and

3.	Approval of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the agreement and plan of merger.

The board of directors of Metro has carefully considered the terms of the merger agreement and the transactions contemplated by the agreement and believes that the proposed merger and merger consideration are fair to and in the best interests of Metro. The board of directors of Metro has unanimously approved, at a meeting attended by eleven of the twelve directors of Metro, adoption of the merger agreement and the merger and unanimously recommends that shareholders vote “FOR” approval and adoption of the merger agreement and merger, “FOR” the proposal to approve the merger-related executive compensation, and “FOR” the proposal to approve adjournment of the special meeting if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Your vote at the special meeting is very important to us. Whether or not you expect to attend the special meeting, you may submit your proxy using the Internet, using a toll free telephone number or by completing, signing and dating the enclosed proxy card and returning it in the enclosed prepaid envelope. This proxy will not be used if you are present at the meeting and desire to vote in person.

Metro’s board of directors has fixed the close of business on [                    ] as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting. You are entitled to notice of and to vote your shares of common stock at our special meeting only if our records show that you owned the shares on the record date.

BY ORDER OF THE BOARD OF DIRECTORS,

[signature of Peter Ressler]

Peter J. Ressler, Corporate Secretary

i

ii

iii

QUESTIONS AND ANSWERS

The following are some questions that you may have about the merger and the F.N.B. special meeting or the Metro special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you. Additional important information about F.N.B., Metro and the proposed merger is also contained in the documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Q.	What is the merger?

A.	F.N.B. and Metro have entered into an agreement that provides for the merger of Metro and F.N.B. The purpose of the merger will be to combine the businesses and operations of Metro with those of F.N.B. In the merger, Metro will be merged with and into F.N.B., the separate corporate existence of Metro will cease, and F.N.B. will be the surviving corporation. The merger agreement described in this joint proxy statement/prospectus contains the conditions which must be satisfied to complete the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

In addition, in order to complete the combination of their businesses, F.N.B. and Metro agreed that their principal operating subsidiaries should merge with each other. Once the merger between F.N.B. and Metro is completed, Metro Bank, the bank subsidiary of Metro, will merge with and into First National Bank of Pennsylvania, the bank subsidiary of F.N.B. As a result of this bank merger, the separate corporate existence of Metro Bank will cease, and First National Bank of Pennsylvania will continue as the surviving bank.

The merger between F.N.B. and Metro cannot be completed unless, among other things, Metro shareholders approve the adoption of the merger agreement and the merger and F.N.B. shareholders approve the issuance of F.N.B. common stock pursuant to the merger agreement.

Q.	Why am I receiving this document?

A.	This document is being delivered to you because the Metro board of directors and the F.N.B. board of directors are jointly using this document as a proxy statement to solicit the proxies of the shareholders of Metro and F.N.B., respectively, for use at the special meetings to be held by Metro and F.N.B. The Metro board of directors has called a special meeting of Metro shareholders in order to obtain their approval of the adoption of the merger agreement and the merger and related matters. Similarly, the F.N.B. board of directors has called a special meeting of F.N.B. shareholders to obtain their approval of the issuance of F.N.B. common stock pursuant to the merger agreement.

This document also is a prospectus of F.N.B. pursuant to which F.N.B. is offering shares of its common stock to Metro shareholders in connection with the merger.

This joint proxy statement/prospectus contains important information about the merger, the merger agreement, the special meetings and other related matters. You should read this joint proxy statement/prospectus carefully. The enclosed materials allow you to have your shares voted by proxy without attending the special meeting. Your vote is important, and we encourage you to submit your proxy as soon as possible.

Q.	What will Metro shareholders receive in the merger?

A.	Metro shareholders will receive merger consideration consisting of shares of F.N.B. common stock. Upon completion of the merger of Metro with and into F.N.B., each share of Metro common stock issued and outstanding immediately prior to that time (except for shares held in treasury by Metro and certain shares held by F.N.B. or subsidiaries of Metro or F.N.B.), will be converted into the right to receive 2.373 shares of F.N.B. common stock. F.N.B. will pay cash in lieu of issuing fractional shares of F.N.B. common stock.

Q.	What will F.N.B. shareholders receive in the merger?

A.	Upon completion of the merger of Metro with and into F.N.B., F.N.B. shareholders will not receive any merger consideration and will continue to hold the shares of F.N.B. common stock that they currently hold.

Q.	What is the value of the per share merger consideration that Metro shareholder will receive?

A.	Although the number of shares of F.N.B. common stock the Metro shareholders will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger is completed, based upon the market value of a share of F.N.B. common stock. Any fluctuation in the market price of F.N.B. common stock after the date of this joint proxy statement/prospectus will change the value of the shares of F.N.B. common stock that Metro shareholders will receive. Based on the closing stock price of F.N.B. common stock on the New York Stock Exchange, or the NYSE, on August 3, 2015, the last trading day before public announcement of the merger, of $13.79, and the applicable exchange ratio of 2.373, the value of the per share merger consideration would be $32.72 for each share of Metro common stock. Based on the closing stock price of F.N.B. common stock on the NYSE on [ ], the latest practicable date before the mailing of this joint proxy statement/prospectus, of $[ ], and the exchange ratio of 2.373, the value of the per share merger consideration would be $[ ] for each share of Metro common stock. We urge you to obtain current market quotations for shares of F.N.B. common stock and Metro common stock.

Q.	What happens if a Metro shareholder is eligible to receive a fraction of a share of F.N.B. common stock as part of the per share merger consideration?

A.	If the aggregate number of shares of F.N.B. common stock that a Metro shareholder is entitled to receive as part of the per share merger consideration includes a fraction of a share of F.N.B. common stock, the shareholder will receive cash in lieu of that fractional share. See the section entitled “The Merger Agreement—Treatment of Metro Common Stock” beginning on page [ ] of this joint proxy statement/prospectus.

Q.	What will holders of Metro stock options receive in the merger?

A.	Upon completion of the merger, each outstanding option to purchase shares of Metro common stock pursuant to Metro’s equity-based compensation plans will be converted automatically into an option to purchase shares of F.N.B. common stock on the same terms and conditions as were applicable prior to the merger, subject to adjustment of the exercise price and the number of shares of F.N.B. common stock issuable upon exercise of that option to reflect the exchange ratio of 2.373 shares of F.N.B. common stock for one share of Metro common stock. As of the date of this joint proxy statement/prospectus, all outstanding options to purchase shares of Metro common stock held by Metro’s employees have vested and become exercisable independent of and without regard to the merger.

Q.	What will happen to Metro as a result of the merger?

A.	If the merger is completed, Metro will be merged with and into F.N.B., with F.N.B. surviving the merger as the surviving corporation. Following the merger, Metro will cease to exist by operation of law and will no longer be a publicly held company. Following the merger, Metro common stock will be delisted from The NASDAQ Global Select, or NASDAQ, and deregistered under the Securities Exchange Act of 1934.

Q.	What equity stake will Metro shareholders hold in F.N.B. immediately following the merger?

A.	Based on the number of issued and outstanding shares of F.N.B. common stock and Metro common stock as of [ ], and based on the exchange ratio of 2.373, without giving effect to any shares of F.N.B. common stock held by Metro shareholders prior to the merger, holders of shares of Metro common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately [ ]% of the shares of F.N.B. common stock that are issued and outstanding immediately following the completion of the merger.

Q.	When will the merger be completed?

A.

If Metro shareholders approve adoption of the merger agreement and the merger and F.N.B. shareholders approve the issuance of F.N.B. common stock pursuant to the merger agreement, the parties currently expect the merger will be completed during the first quarter of 2016. Neither Metro nor F.N.B. can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the required regulatory approvals will be received. See “The Merger—Regulatory Approvals Required for the Merger and the Bank Merger” beginning on page [ ].

Q.	What am I being asked to vote on?

A.	Metro shareholders are being asked to vote on the following proposals:

(1)	To approve the adoption of the merger agreement, a copy of which is attached as Appendix A to this document, and the merger (we refer to this proposal as the “Metro merger proposal”);

(2)	To approve, by an advisory (non-binding) vote, certain compensation arrangements in connection with the proposed merger for Metro’s named executive officers, as discussed under the section titled “The Merger—Interests of Metro’s Directors and Executive Officers in the Merger” beginning on page [ ] (we refer to this proposal as the “Metro compensation proposal”); and

(3)	To approve one or more adjournments of the Metro special meeting, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the Metro special meeting to approve the Metro merger proposal (we refer to this proposal as the “Metro adjournment proposal”).

Metro will transact no other business at the Metro special meeting, except for business properly brought before the Metro special meeting or any adjournment or postponement thereof.

F.N.B. shareholders are being asked to vote on the following proposals:

(1)	To approve the issuance of F.N.B. common stock, par value $0.01 per share, pursuant to the merger agreement (we refer to this proposal as the “F.N.B. stock issuance proposal”); and

(2)	To approve one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the F.N.B. stock issuance proposal (we sometimes refer to this proposal as the “F.N.B. adjournment proposal”).

F.N.B. will transact no other business at the F.N.B. special meeting, except for business properly brought before the F.N.B. special meeting or any adjournment or postponement thereof.

The merger cannot be completed unless both the Metro merger proposal and the F.N.B. stock issuance proposal are approved by the Metro shareholders and the F.N.B. shareholders, respectively.

Q.	How does the Metro board of directors recommend that Metro shareholders vote at their special meeting?

A.	The Metro board of directors unanimously recommends that you vote “FOR” the Metro merger proposal, “FOR” the Metro compensation proposal, and “FOR” the Metro adjournment proposal.

Q.	How does the F.N.B. board of directors recommend that F.N.B. shareholders vote at their special meeting?

A.	The F.N.B. board of directors recommends that you vote “FOR” the F.N.B. stock issuance proposal and “FOR” the F.N.B. adjournment proposal.

Q.	When and where will the special meetings be held?

A.	The Metro special meeting will be held at [ ] on [ ], at [ ] Eastern Time.

The F.N.B. special meeting will be held at [             ] on [                     ], at [        ] Eastern Time.

Q.	What do I need to do now?

A.

You should first carefully read this joint proxy statement/prospectus, including the appendices and the documents that F.N.B. and Metro incorporate by reference in this joint proxy statement/prospectus. See

“Where You Can Find More Information” on page [ ] of this joint proxy statement/prospectus for information about documents incorporated by reference. After you have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at your special meeting. Deadlines for voting through the Internet or by telephone and other information about voting may be found in the enclosed proxy card instructions.

Q.	How do I vote?

A.	If you are a shareholder of record of F.N.B. as of [ ], which is referred to as the F.N.B. record date, or a shareholder of record of Metro as of [ ], which is referred to as the Metro record date, you may vote your shares of common stock on the matters presented at your special meeting by any of the following methods:

•	via the Internet—visit the website shown on your proxy card to vote via the Internet;

•	by telephone—call the toll-free number shown on your proxy card to vote by telephone;

•	by mail—sign, date and return the enclosed proxy card in the accompanying prepaid reply envelope to vote by mail; or

•	in person—attend the special meeting and cast your vote there.

If you hold your shares in “street name” through a bank or broker, please refer to the instructions provided by your bank or broker regarding how to vote your shares. Please note that if your shares are held in “street name” and you wish to vote in person at the special meeting, you must obtain a “legal proxy” from your bank or broker.

Q.	If my shares of Metro or F.N.B. common stock are held in “street name” by my bank or broker, will my bank or broker vote my shares of common stock for me?

A.	No. If your shares are held in an account at a broker, bank or other nominee holder of record (i.e., in “street name”), you must instruct the broker, bank or other nominee holder of record on how to vote your shares. Your broker, bank or other nominee holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee holder of record with this joint proxy statement/prospectus. Brokers, banks and other nominee holders of record who hold shares of common stock in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominee holders of record typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of NASDAQ and the NYSE, each of the proposals to be considered at the Metro special meeting and the F.N.B. special meeting as described in this joint proxy statement/prospectus is considered non-routine. Therefore brokers, banks and other nominee holders of record do not have discretionary authority to vote on any of the proposals that Metro and F.N.B. shareholders are being asked to consider.

Broker non-votes are shares held by a broker, bank or other nominee holder of record that are present in person or represented by proxy at the special meeting, but with respect to which the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to any of the proposals to be considered at the Metro special meeting or the F.N.B. special meeting as described in this joint proxy statement/prospectus, if a beneficial owner of shares of Metro or F.N.B. common stock held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will be considered present for purposes of constituting a quorum and for the Metro compensation proposal and the Metro adjournment proposal, will have the same effect as a vote “AGAINST” the proposal.

Q.	What is the quorum requirement for the Metro special meeting?

A.	The presence, in person or by proxy of a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the Metro special meeting. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum for all matters voted on at the Metro special meeting.

Q.	What is the quorum requirement for the F.N.B. special meeting?

A.	The presence, in person or by proxy of a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the F.N.B. special meeting. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum for all matters voted on at the F.N.B. special meeting.

Q.	What vote is required to approve each proposal at the Metro special meeting?

A.	In order to be approved, the Metro merger proposal must receive an affirmative vote by a majority of the votes cast at a meeting. Under Metro’s articles of incorporation, this vote is sufficient to approve the merger because more than sixty-six and two-thirds of Metro’s board of directors has recommended that the shareholders approve the merger. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card, fail to vote in person at the Metro special meeting or fail to instruct your bank or broker how to vote with respect to the Metro merger proposal, your shares will not be included in the determining the total number of votes cast on the proposal and will have no effect on the proposal.

In order to be approved, the Metro compensation proposal and the Metro adjournment proposal each must receive the affirmative vote of a majority of the shares present and entitled to vote at the special meeting. Therefore, if you mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the proposal, it will have the same effect as a vote “AGAINST” the proposal. By contrast, if you fail to submit a proxy card or fail to attend the special meeting to vote in person at the Metro special meeting, your shares will not be included in the determining the total number of shares present and entitled to vote at the special meeting and will have no effect on the proposal. However, the vote on the compensation proposal is only advisory and will not be binding on Metro or the combined company that results from the merger.

Q.	What vote is required to approve each proposal at the F.N.B. special meeting?

A.	In order to be approved, the F.N.B. stock issuance proposal must receive an affirmative vote by a majority of the votes cast by the shareholders entitled to vote on that matter, with abstentions being included in determining the total number of votes cast on the proposal. Therefore, if you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. By contrast, if you fail to submit a proxy card or vote in person at the F.N.B. special meeting or fail to instruct your bank or broker how to vote with respect to the F.N.B. stock issuance proposal, your shares will not be included in the determining the total number of votes cast on the proposal and will have no effect on the proposal.

The F.N.B. adjournment proposal also requires approval by a majority of the votes cast by the shareholders entitled to vote on that matter, but abstentions will be excluded in determining the number of votes cast. Therefore, if you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the F.N.B. special meeting or fail to instruct your bank or broker how to vote with respect to the F.N.B. adjournment proposal, your shares will not be included in the determining the total number of votes cast on the proposal and will have no effect on the proposal.

Q.	What if my shares of F.N.B. common stock are held through a plan (i.e., the F.N.B. Corporation Progress Savings 401(k) Plan or the Baltimore County Savings Bank Employee Savings Plan)?

A.	If you participate in an employee stock ownership plan or 401(k) plan sponsored by F.N.B., you will receive a voting instruction card for each plan that reflects all shares you may vote under the plan.

If you hold shares of F.N.B. common stock through the F.N.B. Corporation Progress Savings 401(k) Plan or the Baltimore County Savings Bank Employee Savings Plan, you may vote by instructing the trustee of the plan pursuant to the voting instruction card that has been mailed with this joint proxy statement/prospectus to plan participants. The trustee will vote your shares in accordance with your completed and signed voting instruction card, provided that the trustee receives it by 3:00 a.m., Eastern Time, on [         ]. If you do not return your voting instruction card before that time, the shares credited to your plan account will be voted by the trustee in the same proportion that it votes the shares for which it timely received voting instruction cards.

Q.	What if my shares of Metro common stock are held through the Metro Dividend Reinvestment and Stock Purchase Plan or the SmartBuy Stock Purchase Program?

A.	If your shares of Metro common stock are held through the Metro Dividend Reinvestment and Stock Purchase Plan or the SmartBuy Stock Purchase Program, your name and share holdings will be included on the participant list that Metro will send to its transfer agent. The transfer agent will mail the joint proxy statement/prospectus and proxy card directly to you and ask that you return the proxy card so your shares can be voted. Your shares will not be voted if you do not return the proxy card.

Q.	What does it mean if I get more than one set of voting materials?

A.	It means you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

Q.	What if I do not specify how I want to vote my shares on my proxy card?

A.	If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted as recommended by the F.N.B. board of directors or the Metro board of directors with respect to that proposal, as applicable.

Q.	May I change my vote after I have voted?

A.	Yes. You may revoke your proxy at any time before it is voted at the F.N.B. or Metro special meeting. Proxies may be revoked by sending written notice of revocation to the corporate secretary of F.N.B. or Metro, as applicable; or by returning a new signed and completed proxy card bearing a later date by mail, or by voting on a later date by Internet or telephone, according to the instructions on your proxy card. The presence at the special meeting of any shareholder who previously gave a proxy will not revoke that proxy unless the shareholder delivers his or her ballot in person at the special meeting or delivers a written revocation to the corporate secretary before the proxy is voted at the meeting. If you hold your shares in street name, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Q.	If I am a Metro shareholder, should I send in my Metro stock certificates now?

A.	No. Please do not send in your Metro stock certificates with your proxy. After the merger is completed, an exchange agent will send you instructions for exchanging your Metro stock certificates for the merger consideration. See “The Merger Agreement—Exchange and Payment Procedures” beginning on page [ ].

Q.	What should Metro shareholders do if they hold their shares of Metro common stock in book-entry form?

A.	You are not required to take any special additional actions if your shares of Metro common stock are held in book-entry form. After the completion of the merger, shares of Metro common stock held in book-entry form automatically will be exchanged for the merger consideration, including shares of F.N.B. common stock in book-entry form and any cash to be paid in exchange for fractional shares in the merger.

Q.	Whom should I contact if I cannot locate my Metro stock certificates?

A.	If you are unable to locate your original Metro stock certificate(s), you should contact Computershare, Metro’s transfer agent, at 480 Washington Blvd., 29th Floor, Jersey City, NJ 07310, Attention: Constance Adams, Telephone: (201) 680-5258.

Q.	What are the material U.S. federal income tax consequences of the merger to Metro shareholders?

A.	The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, and holders of Metro common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Metro common stock for shares of F.N.B. common stock in the merger, except with respect to any cash received instead of fractional shares of F.N.B. common stock. For further information, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [ ].

The U.S. federal income tax consequences described above may not apply to all holders of Metro common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q.	Why are Metro shareholders being asked to cast an advisory (non-binding) vote to approve the compensation payable to certain Metro officers in connection with the merger?

A.	Under SEC rules, Metro is required to seek an advisory (non-binding) vote with respect to compensation that will or may be paid to Metro’s named executive officers in connection with the merger.

Q.	What will happen if Metro shareholders do not approve the Metro compensation proposal at the special meeting?

A.	Approval of the compensation that will or may be paid to the named executive officers of Metro in connection with the merger is not a prerequisite to completion of the merger. The vote with respect to the compensation that will or may be paid to named executive officers in the merger is an advisory vote and will not be binding on Metro (or the combined company that results from the merger) regardless of whether the merger is approved. Since the compensation that will or may be paid or become payable to Metro’s named executive officers in connection with the merger is contractual, the compensation will or may be paid if the merger is completed regardless of the outcome of the advisory vote.

Q.	What interests do Metro’s directors and executive officers have in the merger?

A.	Metro’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Metro shareholders generally. The members of Metro’s board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Metro shareholders approve the merger agreement. For a description of these interests, refer to the section entitled “The Merger—Interests of Metro’s Directors and Executive Officers in the Merger” beginning on page [ ].

Q.	Do F.N.B.’s directors and executive officers have any interests in the merger?

A.	No. F.N.B.’s directors and executive officers do not have any interests in the merger that are different from, or in addition to, those of F.N.B. shareholders generally, except that Stephen Gurgovits, Chairman of the board of directors of F.N.B., owns approximately 882 shares of Metro common stock. Assuming he continues to own those shares at the time the merger is completed, he will be entitled to receive the same merger consideration as other Metro shareholders upon completion of the merger.

Q.	What happens if the merger is not completed?

A.	If the merger is not completed, holders of Metro common stock will not receive any shares of F.N.B. common stock, cash or any other consideration in exchange for their shares. Metro will remain an independent public company and its common stock will continue to be listed and traded on NASDAQ.

Q.	Are Metro shareholders entitled to dissenters’ rights?

A.	No. Metro shareholders are not entitled to dissenters’ rights under Pennsylvania law. For further information, see “The Merger—No Dissenters’ Rights.”

Q.	Who can answer my questions about the merger and the special meeting?

A.	If you have additional questions about the merger or the special meeting, need assistance with submitting your proxy or would like to request additional copies of this document or the enclosed proxy card, you should contact the proxy solicitor for the company in which you hold shares.

If you are a F.N.B. shareholder, please call Regan & Associates, Inc., the proxy solicitor retained by F.N.B., at (800) 737-3426. If you are a Metro shareholder, you should contact Innisfree M&A Incorporated, the proxy solicitor retained by Metro, at (212) 750-5833.

SUMMARY

This summary provides a brief overview of key aspects of the merger and the merger agreement; the Metro special meeting and the F.N.B. special meeting; and the proposed common stock issuance by F.N.B. in the merger. This summary contains the information that Metro and F.N.B. considered to be most significant. We encourage you to read carefully this entire joint proxy statement/prospectus and its appendices, as well as information incorporated into this joint proxy statement/prospectus, in order to understand the merger and the proposed common stock issuance by F.N.B. more fully. For information on how to obtain, free of charge, copies of documents incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” on page [    ]. Each item in this summary refers to the page of this joint proxy statement/prospectus on which the subject is discussed in more detail.

All references in this joint proxy statement/prospectus to “Metro” refer to Metro Bancorp, Inc. and, unless the context otherwise requires, to its subsidiaries; all references in this joint proxy statement/prospectus to “F.N.B.” refer to F.N.B. Corporation and, unless the context otherwise requires, to its subsidiaries; and unless otherwise indicated or as the context otherwise requires, all references in this joint proxy statement/prospectus to “we,” “us,” and “our” refer to Metro and F.N.B., collectively.

The Parties to the Merger

F.N.B. Corporation (Page [    ])

F.N.B. is registered as a financial holding company and bank holding company with the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), under the Bank Holding Company Act of 1956 (the “BHC Act”), and operates as a diversified financial services company in six states and three major metropolitan areas, including Pittsburgh, Pennsylvania; Baltimore, Maryland; and Cleveland, Ohio. As of June 30, 2015, F.N.B. had 284 banking offices throughout Pennsylvania, Ohio, Maryland and West Virginia. F.N.B. provides a full range of commercial banking, consumer banking and wealth management solutions through its subsidiary network which is led by its largest affiliate, First National Bank of Pennsylvania. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, international banking, business credit, capital markets and lease financing. Consumer banking provides a full line of consumer banking products and services including deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. Wealth management services include asset management, private banking and insurance. F.N.B. also operates Regency Finance Company, which had 73 consumer finance offices in Pennsylvania, Ohio, Kentucky and Tennessee as of June 30, 2015.

The principal trading market for F.N.B. common stock (NYSE: FNB) is the NYSE. The principal executive offices of F.N.B. are located at One North Shore Center, 12 Federal Street, Pittsburgh, Pennsylvania 15212, telephone number (800) 555-5455. Its Internet website is www.fnbcorporation.com. The information on F.N.B.’s website is not part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about F.N.B. from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page [    ] of this joint proxy statement/prospectus.

Metro Bancorp, Inc. (Page [    ])

Metro is a Pennsylvania business corporation and is registered as a bank holding company under the BHC Act. Metro is a one-bank holding company headquartered in Harrisburg, Pennsylvania and provides full banking services through its subsidiary, Metro Bank, at 32 stores in the Pennsylvania counties of Berks, Cumberland, Dauphin, Lancaster, Lebanon and York.

The principal trading market for Metro common stock (NASDAQ-GS: METR) is NASDAQ. The principal executive offices of Metro are located at 3801 Paxton Street, Harrisburg, Pennsylvania 17111, telephone number (888) 937-0004. Its Internet website is www.mymetrobank.com. The information on Metro’s website is not part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about Metro from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page [    ] of this joint proxy statement/prospectus.

The Merger

The Merger and the Merger Agreement (Pages [    ] and Appendix A)

The merger agreement, which governs the merger of Metro with and into F.N.B., is attached to this document as Appendix A. We encourage you to read the merger agreement carefully and in its entirety. All descriptions in this summary and elsewhere in this document of the terms and conditions of the merger are qualified by reference to the merger agreement.

Under the terms of the merger agreement, Metro will merge with and into F.N.B., and F.N.B. will be the surviving entity. As a result of the merger,

•	Metro’s businesses will be combined with F.N.B.’s, and Metro will cease to exist as a separate legal entity.

•	The articles of incorporation and bylaws of F.N.B. will be the articles of incorporation and bylaws of the surviving entity.

•	The board of directors of F.N.B. shall be the board of directors of the surviving entity. At the time the merger is completed, the board of directors of F.N.B. will be enlarged by one seat, and one Metro director, as mutually agreed by F.N.B. and Metro, will be appointed to the vacant seat.

•	The executive officers of F.N.B. shall be the executive officers of the surviving entity.

As soon as practicable after the merger between F.N.B. and Metro is completed, Metro Bank will merge with and into First National Bank of Pennsylvania, and First National Bank of Pennsylvania will continue as the surviving bank. Metro Bank and First National Bank of Pennsylvania have entered into an agreement of merger setting forth their agreement to merge and the terms and conditions of their merger. The form of the agreement of merger between the banks is attached as Exhibit A to the merger agreement between F.N.B. and Metro.

Merger Consideration (Page [    ])

The merger consideration to Metro shareholders will be shares of F.N.B. common stock, which will be paid at a fixed exchange ratio of 2.373 shares of F.N.B. common stock for each share of Metro common stock that is outstanding immediately before the merger occurs. Cash will be paid in lieu of any fractional shares of F.N.B. common stock which a Metro shareholder would otherwise be entitled to receive.

Based on the 2.373 exchange ratio and the number of shares of Metro common stock outstanding and reserved for issuance under its various equity plans as of [         ], the maximum number of shares of F.N.B. common stock estimated to be issuable in the merger is [         ], representing total aggregate consideration of approximately $[         ] million in value, based on the closing price of F.N.B.’s common stock on [                 ] of $[        ]. After completion of the merger, without giving effect to any shares of F.N.B. common stock held by Metro shareholders prior to the merger, we expect that F.N.B. shareholders will, as a group, own approximately [    ]% of the surviving corporation and Metro shareholders will, as a group, own approximately [    ]% of the surviving corporation.

Comparative Market Prices and Dividends (Page [    ])

F.N.B. common stock is listed on the NYSE under the symbol “FNB.” Prices for Metro common stock are quoted on NASDAQ under the symbol “METR.” The table on page [    ] of this joint proxy statement/prospectus lists the quarterly price range of F.N.B. common stock and Metro common stock from the quarter ended March 31, 2013 through [         ] as well as the quarterly cash dividends F.N.B. and Metro have paid during the same time period.

The following table shows the closing prices of F.N.B. common stock and Metro common stock as reported on August 3, 2015, the last trading day before F.N.B. and Metro announced they had entered into the merger agreement, and on [         ], the last practicable trading day before the date we printed and mailed this joint proxy statement/prospectus. This table also presents the pro forma equivalent per share value of a share of Metro common stock on those dates. We calculated the pro forma equivalent per share value by multiplying the closing price of F.N.B. common stock on those dates by 2.373, the exchange ratio in the merger.

	F.N.B. Common Stock	Metro Common Stock	Pro Forma Equivalent Value of One Share of Metro Common Stock
August 3, 2015	$13.79	$24.78	$32.72
[ ]	[ ]	[ ]	[ ]

The market price of F.N.B. common stock may change at any time. Consequently, the total dollar value of the F.N.B. common stock that you will receive upon completion of the merger may be significantly higher or lower than its value as of the date of this joint proxy statement/prospectus. We urge you to obtain current market quotations for F.N.B. common stock and Metro common stock. We can provide no assurance as to future prices of F.N.B. common stock or Metro common stock.

Recommendation of the Metro Board of Directors (Page [    ])

The Metro board of directors determined that the merger agreement and the transactions described in the merger agreement, including the merger, are advisable and in the best interests of Metro and its shareholders and recommends that Metro shareholders vote “FOR” approval of the adoption of the merger agreement and the merger, “FOR” the approval, by an advisory (non-binding) vote, of certain compensation arrangements in connection with the proposed merger for Metro’s named executive officers, and “FOR” approval of one or more adjournments of the Metro special meeting, if necessary or appropriate, to solicit additional proxies in favor of adoption of the merger agreement and the merger.

Each of the directors of Metro has entered into a voting agreement with F.N.B., solely in his or her capacity as a shareholder of Metro, in which they have agreed to vote in favor of the proposal to approve adoption of the merger agreement and the merger and the proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of adoption of the merger agreement and the merger. The form of voting agreement is included as Appendix B to this joint proxy statement/prospectus.

Recommendation of the F.N.B. Board of Directors (Page [    ])

The F.N.B. board of directors determined that the merger agreement and the transactions described in the merger agreement, including the merger and the issuance of shares of F.N.B. common stock in the merger, are advisable and in the best interests of F.N.B. shareholders and recommends that F.N.B. shareholders vote “FOR” approval of the issuance of F.N.B. common stock pursuant to the merger agreement, and “FOR” approval of one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the issuance of F.N.B. common stock in the merger.

Opinion of Sandler O’Neill & Partners, L.P. in Connection with the Merger (Page [    ] and Appendix C)

In connection with the merger, Metro received the opinion of Sandler O’Neill & Partners, L.P. (whom we refer to as “Sandler O’Neill”) regarding the fairness, from a financial point of view and as of the date of such opinion, to the holders of Metro common stock of the merger consideration. Metro retained Sandler O’Neill to act as its financial advisor in connection with the proposed transaction based on its qualifications, expertise and familiarity with Metro and its business, as Sandler O’Neill has provided investment banking services to Metro in the past. Sandler O’Neill has delivered a written opinion to the Metro board of directors to the effect that, as of August 2, 2015 and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion, the merger consideration was fair to the holders of Metro common stock from a financial point of view. Sandler O’Neill’s opinion was provided to the Metro board of directors in connection with the Metro board of directors’ evaluation of the fairness of the merger consideration to the holders of Metro common stock from a financial point of view, and did not address any other aspect of the merger or constitute a recommendation to any holder of Metro common stock as to how such holder of Metro common stock should vote or act with respect to any matters relating to the merger.

The full text of Sandler O’Neill’s written opinion, dated August 2, 2015, is attached to this joint proxy statement/prospectus as Appendix C, and constitutes part of this joint proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Sandler O’Neill in rendering its opinion. You should carefully read the opinion in its entirety. For a further discussion of Sandler O’Neill’s opinion, Metro’s prior relationship with Sandler O’Neill and the terms of Sandler O’Neill’s engagement, see “The Merger—Opinion of Metro’s Financial Advisor in Connection with the Merger” beginning on page [    ] of this joint proxy statement/prospectus.

Opinions Obtained by F.N.B. in Connection with the Merger (Pages [    ] and Appendices D and E)

In connection with the merger, F.N.B. received the opinion of each of RBC Capital Markets, LLC (whom we refer to as “RBC”), its financial advisor, and Griffin Financial Group LLC (whom we refer to as “Griffin”), each of whom was engaged by F.N.B. to provide a fairness opinion with respect to the merger, as to the fairness, from a financial point of view, of the exchange ratio to F.N.B. In light of the size of the proposed transaction with Metro, which necessitated obtaining F.N.B. shareholder approval in connection with the merger, the F.N.B. board of directors believed that obtaining a financial analysis and opinion from a second investment banking firm would be prudent and provide additional useful information for the board of directors’ deliberations.

Opinion of RBC Capital Markets, LLC

F.N.B. retained RBC to provide an opinion as to the fairness, from a financial point of view, of the consideration to be paid by F.N.B. in connection with the merger. F.N.B. selected RBC to act as its financial advisor based on its qualifications, expertise, reputation and knowledge of F.N.B.’s business and affairs and its experience with bank holding companies and the industry in which F.N.B. operates. RBC has delivered a written opinion to the F.N.B. board of directors to the effect that, as of August 3, 2015 and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to F.N.B. RBC’s opinion was provided to the F.N.B. board of directors in connection with the F.N.B. board of directors’ evaluation of the exchange ratio, and did not address any other aspect of the merger or constitute a recommendation to any holder of F.N.B. common stock as to how such holder of F.N.B. common stock should vote or act with respect to any matters relating to the merger.

The full text of RBC’s written opinion, dated August 3, 2015, is attached to this joint proxy statement/prospectus as Appendix D, and constitutes part of this joint proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by RBC in rendering its opinion. You should carefully read the opinion in its entirety. For a further discussion of RBC’s opinion, F.N.B.’s prior relationship with RBC and the terms of RBC’s engagement, see “The Merger—Opinion of RBC Capital Markets, LLC in Connection with the Merger,” beginning on page [    ] of this joint proxy statement/prospectus.

Opinion of Griffin Financial Group, LLC

F.N.B. retained Griffin to provide its opinion as to the fairness, from a financial point of view, of the merger consideration (as defined in the merger agreement) to be paid by F.N.B. in the proposed merger of Metro with F.N.B. Griffin is a nationally recognized, Financial Industry Regulatory Authority-licensed investment banking firm which is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. F.N.B. hired Griffin on the basis of Griffin’s qualifications, experience in transactions similar to the merger and its reputation in the investment community. At a meeting of the F.N.B. board of directors held on August 3, 2015, to evaluate the proposed merger with Metro, Griffin reviewed the financial aspects of the proposed merger and provided its opinion to F.N.B.’s board that, as of such date, and subject to factors, qualifications, limitations and assumptions set forth in the opinion, the merger consideration to be paid by F.N.B. in connection with the proposed merger was fair, from a financial point of view, to the shareholders of F.N.B. The opinion did not address any other aspect of the merger or constitute a recommendation to any holder of F.N.B. common stock as to how such holder of F.N.B. common stock should vote or act with respect to any matters relating to the merger.

The full text of Griffin’s written opinion, dated August 3, 2015, is attached to this joint proxy statement/prospectus as Appendix E and constitutes part of this joint proxy statement/prospectus. F.N.B.’s shareholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered, procedures followed and qualifications and limitations on the review undertaken by Griffin. Griffin’s opinion is subject to the assumptions and conditions contained in its opinion and is necessarily based on economic, market and other conditions as in effect on, and the information made available to Griffin as of, the date of its opinion. For a further discussion of Griffin’s opinion, F.N.B.’s prior relationship with Griffin and the terms of Griffin’s engagement, see “The Merger—Opinion of Griffin Financial Group, LLC in Connection with the Merger” beginning on page [    ] of this joint proxy statement/prospectus.

Exchange and Payment Procedures (Page [    ])

Upon, or as soon as practicable after, completing the merger, F.N.B. will deposit with the exchange agent, Computershare, book entry shares representing the aggregate number of shares of F.N.B. common stock issuable under the merger agreement in exchange for the Metro common stock. F.N.B. will also deposit a cash amount equal to any dividends or distributions that may be payable to Metro shareholders under the merger agreement, and any cash that may be payable in lieu of the fractional shares of F.N.B. common stock which the Metro shareholders otherwise would be entitled to receive in the merger.

As soon as practicable after completing the merger, but in any event, no later than ten business days after the merger is completed, the exchange agent will mail each holder of record of Metro common stock a letter of transmittal with instructions for surrendering their shares of Metro common stock in exchange for the merger consideration consisting of 2.373 shares of F.N.B. common stock for each share of Metro common stock owned by the holder and cash in lieu of any fractional shares of F.N.B. common stock that otherwise would be issuable to the holder. To receive the merger consideration, a shareholder must surrender his or her Metro stock certificates to the exchange agent, together with properly completed and signed transmittal materials. F.N.B. has no obligation to pay the merger consideration to any Metro shareholder until the shareholder has properly surrendered the stock certificates representing his or her shares of Metro common stock.

Treatment of Metro Stock Options (Page [    ])

Upon completion of the merger, each outstanding option to purchase shares of Metro common stock pursuant to Metro’s equity-based compensation plans will be converted automatically into an option to purchase shares of F.N.B. common stock on the same terms and conditions as were applicable prior to the merger, subject to adjustment of the exercise price and the number of shares of F.N.B. common stock issuable upon exercise of that option to reflect the exchange ratio of 2.373 shares of F.N.B. common stock for each share of Metro common stock. As of the date of this joint proxy statement/prospectus, all outstanding options to purchase shares of Metro common stock held by Metro’s employees have vested and become exercisable independent of and without regard to the merger.

Conditions to Completion of the Merger (Pages [    ])

Currently, we expect to complete the merger during the first quarter of 2016. However, we cannot assure you that the merger will be completed in that timeframe, or at all. As more fully described elsewhere in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on the satisfaction of a number of conditions or, where legally permissible, the waiver of those conditions. These conditions include, among others:

•	Metro shareholder approval of the merger agreement and the merger;

•	F.N.B. shareholder approval of the issuance of F.N.B. common stock in the merger;

•	the receipt and effectiveness of all regulatory approvals that are needed to complete the merger, including approval by the Federal Reserve Board of the merger between F.N.B. and Metro (or the waiver of this approval requirement by the Federal Reserve Board);

•	NYSE approval of the listing on the NYSE of the shares of F.N.B. common stock to be issued in the merger to Metro shareholders as merger consideration;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part;

•	the absence of any law, statute or regulation, or any judgment, decree, injunction or other order of any court or other governmental entity that would prevent, prohibit or make illegal completion of the merger;

•	Metro taking certain actions that will result in the redemption of all outstanding shares of Metro’s Series A Non-Cumulative Preferred Stock;

•	the receipt at closing of legal opinions from F.N.B.’s and Metro’s respective legal counsel that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	the accuracy of the parties’ representations and warranties in the merger agreement as of the closing date, subject to applicable materiality qualifiers; and

•	the prior performance of the parties, in all material respects, of their respective obligations under the merger agreement.

On October [    ], 2015, F.N.B. filed an application with the Office of the Comptroller of the Currency for approval of the bank merger. On September 22, 2015, Metro gave notice to the holders of the Series A Non-Cumulative Preferred Stock of Metro’s intention to redeem all outstanding shares of such stock on October 23, 2015. However, neither Metro nor F.N.B. can be certain when, or if, Metro and F.N.B. will satisfy or waive all of the conditions to the merger, or that Metro and F.N.B will complete the merger.

Termination of the Merger Agreement (Pages [    ])

Either party, acting alone, may elect to terminate the merger agreement if any of the following occurs:

•	the approval of a governmental entity, which is required for completion of the merger, is denied by final and non-appealable action;

•	the merger is not completed by 5:00 p.m. Eastern Time on June 30, 2016;

•	the other party commits a breach of the merger agreement which would cause the failure of the closing conditions described above to be satisfied, and the breach cannot be cured or has not been cured within the timeframes given in the merger agreement; or

•	the vote by Metro shareholders that is needed to approve the merger is not obtained at the Metro special meeting or any adjournment or postponement of the Metro special meeting.

Metro has a separate right to terminate the merger agreement if any of the following occurs:

•	the Metro board of directors has determined an unsolicited, alternative acquisition proposal from a third party is a “superior proposal,” as defined in the merger agreement, and has authorized Metro to pursue the superior proposal;

•	the vote by F.N.B. shareholders that is needed to approve the issuance of F.N.B. common stock in the merger is not obtained at the F.N.B. special meeting or any adjournment or postponement of the F.N.B. special meeting;

•	the average closing price of F.N.B. common stock during a specified period before the completion of the merger is less than $11.20 and F.N.B. common stock underperforms an index of financial institutions, set forth in the merger agreement, by more than 20%.

The parties can also mutually agree to terminate the merger agreement at any time prior to completion of the merger.

Termination Fee (Page [    ])

If the merger agreement is terminated under certain circumstances, which generally relate to Metro’s pursuit of an alternative acquisition proposal from a third party or a change in the Metro board of directors’ recommendation of the merger that is adverse to F.N.B., Metro will be required to pay a termination fee of $17.5 million to F.N.B.

Expenses (Page [    ])

F.N.B. and Metro will each bear its own costs and expenses with respect to the merger, except that the costs and expenses associated with filing and printing this joint proxy statement/prospectus will be shared equally between them. However, if the merger agreement is terminated by one of them due to a breach by the other party of its representations and warranties or performance obligations under the merger agreement, the breaching party must reimburse the other party up to $500,000 of its out-of-pocket expenses actually incurred in connection with the merger.

Interests of Metro’s Directors and Executive Officers in the Merger (Pages [    ])

Metro shareholders should be aware that some of Metro’s executive officers and directors may have interests in the merger that are different from, or in addition to, those of Metro shareholders generally. Metro’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger and the merger agreement, and in recommending that Metro shareholders vote in favor of approval of adopting the merger agreement and the merger. The material interests considered by Metro’s board of directors include payments and other benefits in connection with the merger, either by reason of the merger, or, in certain cases, which are triggered upon a qualifying termination of employment by Metro without “cause” or by the executive officer voluntarily terminating employment, either for “good reason” or within a certain window period under executives’ employment agreements. These interests also include F.N.B.’s agreement that following the completion of the merger, one director of Metro, as mutually agreed by F.N.B. and Metro, will serve as a paid member of the boards of directors of F.N.B. and First National Bank of Pennsylvania. F.N.B. currently pays its non-employee directors an annual retainer fee of $50,000 (excluding annual fees paid for service on a committee of the board of directors, which are $3,500 for the Nominating & Governance Committee and $7,500 for each of the Executive, Audit, Compensation and Risk Committees) and a stock award valued at approximately $40,000. In addition, two directors of Metro, as mutually agreed by F.N.B. and Metro, will serve as paid members of a Harrisburg Community Advisory Board to be established by F.N.B. following the completion of the merger. During their first full year of service on the advisory board, the Metro directors will receive the same level of compensation that they currently receive for their service on the Metro board of directors. Information regarding the compensation paid to Metro’s directors may be found in the definitive proxy statement for Metro’s 2015 annual meeting of shareholders, which was filed with the SEC on May 22, 2015. See “Where You Can Find More Information” on page [    ] of this joint proxy statement/prospectus. As of the date of this joint proxy statement/prospectus, the Metro directors who will be appointed to the F.N.B. and First National Bank of Pennsylvania boards of directors and the Harrisburg Community Advisory Board have not been determined. The merger agreement also provides for continuing indemnification for directors and executive officers of Metro following the merger and the continuation of directors’ and officers’ insurance for these individuals for six years after the merger.

Regulatory Approvals Required for the Merger and the Bank Merger (Pages [    ])

Completion of the merger between F.N.B. and Metro and the bank merger are subject to various regulatory approvals. The merger of Metro with and into F.N.B. is subject to the prior approval of the Federal Reserve Board (or through delegated authority to the Federal Reserve Bank of Cleveland), unless the Federal Reserve Board waives this requirement pursuant to Regulation Y under the BHC Act, as well as prior approval of the Pennsylvania Department of Banking and Securities. In accordance with Regulation Y, F.N.B. expects to request a waiver from the prior approval requirement of Section 3 of the BHC Act from the Federal Reserve Board in [            ], 2015. The merger between Metro’s and F.N.B.’s respective bank subsidiaries, Metro Bank and First National Bank of Pennsylvania, is subject to the prior approval of F.N.B.’s primary regulator, the Office of the Comptroller of the Currency. On October [    ], 2015, First National Bank of Pennsylvania submitted an application with the Office of the Comptroller of the Currency pursuant to the Bank Merger Act for prior approval for Metro Bank to merge with and into First National Bank of Pennsylvania. Also, the United States Department of Justice has authority to comment on the mergers during the regulatory approval process of federal banking agencies and will have at least 30 days, which may be reduced to 15 days following the approvals by the Federal Reserve Board and the Office of the Comptroller of the Currency, to challenge such approvals on antitrust grounds. There can be no assurance that the Federal Reserve Board or the Pennsylvania Department of Banking and Securities will approve the merger between Metro and F.N.B. or that the Office of the Comptroller of the Currency will approve the merger between the bank subsidiaries.

No Dissenters’ or Appraisal Rights (Page [    ])

Holders of Metro common stock will not be entitled to dissenters’ or appraisal rights in the merger. Under Pennsylvania law, dissenters’ or appraisal rights are generally not available if the shares of a corporation are listed on a national securities exchange, such as NASDAQ, or if the corporation’s shares are held beneficially or of record by more than 2,000 persons at the record date fixed to determine the shareholders entitled to notice of the meeting of shareholders and to vote upon the matter. Because Metro common stock was listed on NASDAQ and was held beneficially or of record by more than 2,000 persons on the record date, dissenters’ or appraisal rights will not be available. If they had been available, dissenters’ or appraisal rights would have enabled a shareholder who opposes the merger to obtain an appraisal of the fair cash value of his or her shares and require Metro to purchase those shares at the price established by the appraisal.

Material U.S. Federal Income Tax Consequences of the Merger (Pages [    ])

F.N.B. and Metro intend that the merger will qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the merger qualifies as a reorganization, then, in general, for United States federal income tax purposes, (A) no gain or loss will be recognized by F.N.B. or Metro as a result of the merger, and (B) each Metro shareholder who receives F.N.B. common stock in the merger generally will not recognize gain or loss except to the extent of any cash received in lieu of fractional shares. It is a condition to the completion of the merger that F.N.B. and Metro receive written opinions from their respective legal counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In connection with F.N.B.’s filing of the registration statement that contains this joint proxy statement/prospectus with the SEC, F.N.B. and Metro each received from their legal counsel an opinion to the effect that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code, and the discussion under the caption, “Material U.S. Federal Income Tax Consequences of the Merger,” constitutes their opinion as to the material U.S. federal income tax consequences of the merger to holders of Metro common stock. Copies of their opinions also have been filed with the registration statement as exhibits.

Tax matters are very complicated and the tax consequences of the merger to each Metro shareholder may depend on such shareholder’s particular facts and circumstances. Metro shareholders are urged to consult their tax advisors to understand fully the tax consequences to them of the merger. See “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [    ] of this joint proxy statement/prospectus.

Risk Factors (Pages [    ])

You should carefully consider the information in this joint proxy statement/prospectus under the caption, “Risk Factors,” in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In this section, we describe a number of risks associated with the merger and the issuance of F.N.B. common stock in the merger which could affect F.N.B. or Metro or the F.N.B. common stock that is being offered to Metro shareholders by F.N.B. through this joint proxy statement/prospectus. The risks described in this section are the risks that F.N.B. and Metro considered to be most significant, but F.N.B. and Metro also encourage you to read and consider the risks that each company has described in the “Risk Factors” section of its Annual Report on Form 10-K for the year ended December 31, 2014 and that Metro has described in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, each of which is on file with the SEC and all of which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find Additional Information” on page [    ] of this joint proxy statement/prospectus. The risk factors in those reports were identified by each company as being significant to its own businesses and also could affect the operations and financial results of the combined company.

The Special Meetings

Metro Special Meeting of Shareholders (Pages [    ])

The Metro special meeting will be held at [                    ], Eastern Time, on [        ], at [         ]. At the Metro special meeting, Metro shareholders will be asked to consider and vote on the following matters:

(1)	a proposal to approve adoption of the merger agreement and the merger;

(2)	a proposal to approve, by an advisory (non-binding) vote, certain compensation arrangements in connection with the proposed merger for Metro’s named executive officers; and

(3)	a proposal to approve one or more adjournments of the Metro special meeting, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve adoption of the merger agreement and the merger.

Only holders of record of Metro common stock at the close of business on [        ] will be entitled to vote at the special meeting. Each share of Metro common stock is entitled to one vote on each proposal to be considered at the Metro special meeting. As of the record date, there were [        ] shares of Metro common stock entitled to vote at the special meeting. As of the record date, the directors and executive officers of Metro beneficially owned and were entitled to vote approximately [        ] shares of Metro common stock, allowing them to exercise approximately [    ]% of the voting power of Metro common stock outstanding as of the record date. Each of the directors of Metro has entered into a voting agreement with F.N.B., solely in his or her capacity as a shareholder of Metro, in which each has agreed to vote in favor of the proposal to approve adoption of the merger agreement and the merger and the proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of adoption of the merger agreement and the merger.

Approval of the merger agreement requires the affirmative vote of a majority of the votes cast at a meeting of shareholders. The proposals to approve certain compensation arrangements in connection with the merger for Metro’s named executive officers and to approve adjournment of the special meeting if necessary to solicit additional proxies requires the affirmative vote of a majority of the shares present and entitled to vote at the special meeting. However, the vote on the compensation proposal is only advisory and will not be binding on Metro or the combined company that results from the merger.

F.N.B. Special Meeting of Shareholders (Pages [    ])

The F.N.B. special meeting will be held at [        ], Eastern Time, on [        ], at [         ]. At the F.N.B. special meeting, F.N.B. shareholders will be asked to consider and vote on the following matters:

(1)	a proposal to approve the issuance of F.N.B. common stock pursuant to the merger agreement; and

(2)	a proposal to approve one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the issuance of F.N.B. common stock pursuant to the merger agreement.

Only holders of record of F.N.B. common stock at the close of business on [        ] will be entitled to vote at the special meeting. Each share of F.N.B. common stock is entitled to one vote on each proposal to be considered at the F.N.B. special meeting. As of the record date, there were [        ] shares of F.N.B. common stock entitled to vote at the special meeting. As of the record date, the directors and executive officers of F.N.B. beneficially owned and were entitled to vote approximately [        ] shares of F.N.B. common stock, allowing them to exercise approximately [    ]% of the voting power of F.N.B. common stock outstanding as of the record date. F.N.B. currently expects that F.N.B.’s directors and executive officers will vote their shares in favor of the proposal to approve the issuance of F.N.B. common stock pursuant to the merger agreement and the proposal to approve one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the issuance of F.N.B. common stock pursuant to the merger agreement, although none of the directors and executive officers of F.N.B. has entered into any agreements obligating them to do so.

Approval of the issuance of F.N.B. common stock pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast at the special meeting, with abstentions being counted to determine the total number of votes cast, as is required by NYSE rules. The proposal to approve one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the issuance of F.N.B. common stock pursuant to the merger agreement, requires the affirmative vote of a majority of the votes cast at the special meeting, with abstentions not included in determining the total number of votes cast.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page [    ] of this joint proxy statement/prospectus, you should carefully consider the following risk factors in determining whether to vote “FOR” approval of the adoption of the merger agreement and the merger or approval of the F.N.B. stock issuance. You should also read and consider the risk factors associated with each of the businesses of F.N.B. and Metro because those risk factors may affect the operations and financial results of the combined company. Those risk factors may be found under Part I, Item 1A, “Risk Factors,” in each company’s Annual Report on Form 10-K for the year ended December 31, 2014, and under Part II, Item 1A, “Risk Factors,” in Metro’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, each of which is on file with the SEC and all of which are incorporated by reference into this joint proxy statement/prospectus.

Because the market price of F.N.B. common stock will fluctuate, Metro shareholders cannot be certain of the market value of the F.N.B. common stock that they will receive upon completion of the merger.

Upon completion of the merger, each share of Metro common stock (other than certain shares held by F.N.B., its subsidiaries or Metro’s subsidiaries, or any shares held by Metro as treasury shares) will become the right to receive 2.373 shares of F.N.B. common stock. Any change in the price of F.N.B. common stock prior to the merger will affect the market value of the F.N.B. common stock that Metro shareholders will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in F.N.B.’s businesses, operations and prospects and regulatory considerations.

The prices of F.N.B. common stock and Metro common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the Metro special meeting. As a result, the market value of the F.N.B. shares represented by the exchange ratio may fluctuate during these periods as a result of a variety of factors, including general market and economic conditions, changes in F.N.B.’s business, operations and prospects and regulatory considerations. Many of these factors are outside of the control of Metro and F.N.B. For example, based on the range of closing prices of F.N.B. common stock during the period from August 3, 2015, the last full trading day before public announcement of the merger, through [         ], the last practicable full trading day prior to the date we printed and mailed this joint proxy statement/prospectus, the exchange ratio represented a value ranging from a high of $[         ] on [         ] to a low of $[         ] on [                ] for each share of Metro common stock. Because the date on which we expect to complete the merger will be later than the date of the Metro special meeting, at the time of the Metro special meeting Metro shareholders will not know what the market value of F.N.B.’s common stock will be upon completion of the merger.

The combined company that results from the merger will have incurred significant transaction- and merger-related costs in connection with the merger.

F.N.B. and Metro each have incurred and expect to continue to incur substantial costs in connection with the negotiation and completion of the merger and combining the businesses and operations of the two companies, and additional unanticipated transaction- and merger-related costs may be incurred prior to or following the consummation of the merger. Whether or not the merger is consummated, F.N.B. and Metro expect to continue to incur substantial expenses associated with planning for and completing the merger and combining the operations of the two companies, including such non-recurring expenses as legal, accounting and financial advisory fees, printing fees, data processing and other fees related to formulating integration and conversion plans. Although F.N.B. and Metro expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction- and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

These costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of F.N.B. following completion of the merger.

The combined company that results from the merger may encounter integration difficulties that may prevent it from realizing the anticipated benefits of the merger.

F.N.B. and Metro have operated and, until the completion of the merger, will continue to operate, independently from each other as separate and competing businesses. The success of the merger will depend on, among other things, F.N.B.’s ability to combine the businesses of First National Bank of Pennsylvania and Metro Bank within F.N.B.’s projected timeframe in a manner that results in various benefits, including, among other things, enhanced revenues and revenue synergies, an expanded market reach and improved operating efficiencies, without materially disrupting the existing customer relationships or loss of those customers. If F.N.B. is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

A number of factors could affect the integration process. Key employees of Metro may elect to terminate their employment as a result of, or in anticipation of, the merger. It will be critically important for F.N.B. to attract and retain talented employees to complete the integration process. It is possible that the integration process could result in the disruption of F.N.B.’s or Metro’s ongoing businesses or loss of momentum in one or more of F.N.B.’s businesses or cause inconsistencies or changes in standards, practices, business models, controls, procedures and policies that adversely affect the ability of F.N.B. or Metro to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

F.N.B. believes the combined company will achieve enhanced earnings due to, among other things, reduction of duplicate costs, improved efficiency and cross-marketing opportunities. If completion of the merger is delayed or F.N.B. experiences integration difficulties, including those discussed in the paragraphs above, F.N.B. may not realize the anticipated benefits of the merger at all, or the benefits of the merger may take longer to realize than anticipated. Failure to achieve the anticipated benefits of the merger in the timeframes projected by F.N.B. could result in increased costs and decreased revenues. This could have a dilutive effect on the combined company’s earnings per share.

Among the factors considered by the boards of directors of F.N.B. and Metro in connection with their respective approvals of the merger agreement were the benefits that could result from the merger. We cannot give any assurance that these benefits will be realized within the time periods contemplated or at all.

The unaudited pro forma condensed combined financial statements included in this document are preliminary and the actual financial condition and results of operations after the merger may differ significantly.

The unaudited pro forma condensed combined financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what F.N.B.’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments to illustrate the effect of the merger had it been completed on the dates indicated, which are based upon preliminary estimates, to record the Metro identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation for the merger reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Metro as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [    ].

The merger may not be accretive, and may be dilutive, to F.N.B.’s earnings per share, which may negatively affect the market price of F.N.B. common stock.

Because shares of F.N.B. common stock will be issued in the merger, it is possible that, although F.N.B. currently expects the merger to be accretive to earnings per share in the first full year excluding one-time charges, the merger may be dilutive to F.N.B. earnings per share, which could negatively affect the market price of shares of F.N.B. common stock.

In connection with the completion of the merger, based on the number of issued and outstanding shares of Metro common stock as of [        ], F.N.B. would issue approximately [        ] shares of F.N.B. common stock. The issuance of these new shares of F.N.B. common stock could have the effect of depressing the market price of shares of F.N.B. common stock, through dilution of earnings per share or otherwise.

In addition, future events and conditions could increase the dilution that is currently projected, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize some or all of the benefits anticipated in the merger. Any dilution of, or delay of any accretion to, F.N.B. earnings per share could cause the price of shares of F.N.B. common stock to decline or grow at a reduced rate.

F.N.B.’s decisions regarding the credit risk associated with Metro Bank’s loan portfolio could be incorrect and its credit mark may be inadequate, which may adversely affect the financial condition and results of operations of the combined company after the closing of the merger.

Before signing the merger agreement, F.N.B. conducted extensive due diligence on a significant portion of the Metro Bank loan portfolio. However, F.N.B.’s review did not encompass each and every loan in the Metro Bank loan portfolio. In accordance with customary industry practices, F.N.B. evaluated the Metro Bank loan portfolio based on various factors including, among other things, historical loss experience, economic risks associated with each loan category, volume and types of loans, trends in classification, volume and trends in delinquencies and nonaccruals, and general economic conditions, both local and national. In this process, F.N.B.’s management made various assumptions and judgments about the collectability of the loan portfolio, including the creditworthiness and financial condition of the borrowers, the value of the real estate, other assets serving as collateral for the repayment of the loans, the existence of any guarantees and indemnifications and the economic environment in which the borrowers operate. In addition, the effects of probable decreases in expected principal cash flows on the Metro Bank loans were considered as part of F.N.B.’s evaluation. If F.N.B.’s assumptions and judgments turn out to be incorrect, including as a result of the fact that its due diligence review did not cover each individual loan, F.N.B.’s estimated credit mark against the Metro Bank loan portfolio in total may be insufficient to cover actual loan losses after the merger is completed, and adjustments may be necessary to allow for different economic conditions or adverse developments in the Metro Bank loan portfolio. Additionally, deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside F.N.B.’s or Metro’s control, may require an increase in the provision for loan losses. Material additions to the credit mark and/or allowance for loan losses would materially decrease F.N.B.’s net income and would result in extra regulatory scrutiny and possibly supervisory action.

If the merger is not completed, F.N.B. and Metro will have incurred substantial expenses without realizing the expected benefits of the merger.

F.N.B. and Metro have already incurred, and will continue to incur, substantial expenses in connection with the transactions described in this joint proxy statement/prospectus, which are charged to earnings as incurred. If the merger is not completed, these expenses will still be charged to earnings even though F.N.B. and Metro would not have realized the expected benefits of the merger. There can be no assurance that the merger will be completed.

The merger cannot be completed unless a number of conditions in the merger agreement are satisfied, and the merger agreement may be terminated in accordance with its terms.

The merger agreement contains a number of conditions that must be fulfilled in order to complete the merger. Those conditions include: approval of adoption of the merger agreement and the merger by Metro shareholders, approval of the issuance of F.N.B. common stock by F.N.B. shareholders, receipt of all required regulatory approvals, absence of any law, statute or regulation, or any order, injunction or other legal restraint or prohibition preventing the completion of the merger, effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, the accuracy of the representations and warranties of both parties (subject to applicable materiality qualifiers), the performance, in all material respects by both parties of their respective covenants and agreements, certain actions with respect to the redemption by Metro of all the outstanding shares of its Series A Non-Cumulative Preferred Stock, and the receipt by both parties of legal opinions from their respective tax counsels. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page [    ] for a more complete discussion of the conditions to the completion of the merger. There can be no assurance that the conditions to the completion of the merger will be fulfilled or that the merger will be completed.

In addition, if the merger is not completed by 5:00 p.m. Eastern Time on June 30, 2016, either Metro or F.N.B. may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time, before or after shareholder approval. In addition, Metro or F.N.B. may elect to terminate the merger agreement in certain other circumstances. If the merger agreement is terminated under certain circumstances, Metro may be required to pay F.N.B. a termination fee of $17.5 million. See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee” beginning on pages [    ] and [    ], respectively, for a more complete discussion of the circumstances under which the merger agreement could be terminated.

Termination of the merger agreement could negatively impact Metro or F.N.B.

If the merger agreement is terminated, there may be various adverse consequences to Metro and F.N.B. For example, Metro’s or F.N.B.’s businesses may have been adversely affected by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Metro’s or F.N.B.’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated and Metro seeks another merger or business combination, it is not certain that Metro would be able to find a party willing to offer equivalent or more attractive consideration than the consideration F.N.B. has agreed to pay in the merger. Similarly, F.N.B. may not be successful in competing with other financial institutions for other potential acquisition candidates. In addition, if the merger agreement is terminated under certain circumstances, Metro may be required to pay F.N.B. a termination fee of $17.5 million.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the merger between F.N.B. and Metro and the merger between their bank subsidiaries may be completed, various approvals must be obtained from bank regulatory agencies and other governmental authorities. These governmental entities may not grant approval of either the merger or the bank merger, may engage in an extended regulatory review process, or may impose conditions on the granting of their approvals. The regulatory delays, conditions or changes they impose, as well as the process of obtaining regulatory approvals, could have the effect of delaying completion of the merger or of imposing additional costs or limitations on F.N.B. following the merger. F.N.B. may elect not to consummate the merger if, in connection with any regulatory approval required to consummate the merger, any governmental or regulatory entity imposes a restriction, requirement or condition on F.N.B. that, individually or in the aggregate, would be reasonably likely to have a material and adverse effect on F.N.B. and its subsidiaries, taken as a whole, after giving effect to the merger. As a result, there can be no assurance that the desired regulatory approvals for the merger will be obtained or that the merger will be completed.

The merger agreement limits Metro’s ability to pursue alternatives to the merger with F.N.B.

The merger agreement contains provisions that may discourage a third party from submitting an acquisition proposal to Metro that might result in greater value to Metro’s shareholders than the merger with F.N.B., or may result in a potential acquirer proposing to pay a lower per share price to acquire Metro than it might otherwise have proposed to pay. These provisions include a general prohibition on Metro from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by Metro’s board of directors, entering into discussions or agreements with third parties regarding transactions to acquire Metro. Metro also has an unqualified obligation to submit the Metro merger proposal to its shareholders, even if Metro receives an alternative acquisition proposal that the Metro board of directors believes is superior to the merger. In addition, Metro could be obligated to pay F.N.B. a termination fee of $17.5 million if either F.N.B. or Metro terminates the merger agreement under specified circumstances, including those relating to acquisition proposals for competing transactions. See “The Merger Agreement—Termination Fee” beginning on page [    ].

Metro and F.N.B. will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainties about the effect of the merger on employees and customers may have an adverse effect on Metro or F.N.B. These uncertainties may impair F.N.B.’s or Metro’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with F.N.B. or Metro to consider changing existing business relationships with F.N.B. or Metro. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, Metro’s business or F.N.B.’s business could be negatively impacted. In addition, the merger agreement restricts Metro from taking specified actions relative to its business without the prior consent of F.N.B. (such consent not to be unreasonably withheld). These restrictions may prevent Metro from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Conduct of Business While the Merger is Pending” beginning on page [    ] for a summary of the restrictions applicable to Metro.

Some of Metro’s directors and executive officers have interests in the merger that may differ from the interests of Metro shareholders including, if the merger is completed, the receipt of financial and other benefits.

Metro’s shareholders should be aware that some of Metro’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Metro shareholders generally. Metro’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement and the merger, and in recommending that Metro shareholders vote in favor of adoption of the merger agreement. For example, employment agreements with each Metro executive officer provide for payments and other benefits either by reason of the merger or, in certain cases, which are triggered upon a qualifying termination of employment by Metro without “cause” or by the executive officer voluntarily for “good reason” or within a certain window period. In addition, at the time the merger is completed, one director of Metro, as mutually agreed by F.N.B. and Metro, will join the boards of directors of F.N.B. and First National Bank of Pennsylvania and will be entitled to receive compensation consistent with the compensation paid to non-employee directors of F.N.B., which currently consists of an annual retainer fee of $50,000 (excluding annual fees paid for service on a committee of the board of directors, which currently are $3,500 for the Nominating & Governance Committee and $7,500 for each other committee) and a stock award valued at $40,000. F.N.B. agreed that this director will be nominated for re-election at the annual meeting of F.N.B. shareholders immediately following the completion of the merger and that proxies for his or her re-election will be solicited in the same manner as for all other F.N.B. directors who are nominees at that annual meeting. F.N.B. also agreed to create a Harrisburg Community Advisory Board to advise F.N.B. on its operations in the area served by Metro’s offices. Two directors of Metro, as mutually agreed by F.N.B. and Metro, will be invited to join the advisory board. During their first full year of service on the advisory board, the Metro directors will receive the same level of compensation that they currently receive for their service on the Metro board of directors. Information regarding the compensation paid to Metro’s directors may be found in the definitive proxy statement for Metro’s 2015 annual meeting of shareholders, which was filed with the SEC on May 22, 2015. See “Where You Can Find More Information” on page [    ] of this joint proxy statement/prospectus. The merger agreement also provides for the continued indemnification of current and former directors and executive officers of Metro following the merger and for the continuation of directors’ and officers’ insurance for these individuals for six years after the merger. See “The Merger—Interests of Metro’s Directors and Executive Officers in the Merger” on page [    ].

The market price for F.N.B. common stock may be affected by factors different from those that historically have affected Metro common stock.

Upon completion of the merger, holders of Metro common stock will become holders of F.N.B. common stock. F.N.B.’s businesses differ from those of Metro, and accordingly, the results of operations of F.N.B. will be affected by some factors that are different from those currently affecting the results of operations of Metro. For a discussion of the businesses of F.N.B. and Metro and some of the important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page [    ].

Holders of F.N.B. and Metro common stock, respectively, will have a reduced ownership and voting interest in the combined company after the merger and may exercise less influence over the combined company’s management.

Holders of Metro and F.N.B. common stock currently have the right to vote in the election of the board of directors and on other matters affecting Metro and F.N.B., respectively. Upon the completion of the merger, each Metro shareholder who receives shares of F.N.B. common stock will become a shareholder of F.N.B. with a percentage ownership of F.N.B. that is significantly smaller than the shareholder’s percentage ownership of Metro. As a result, Metro shareholders may have less influence on the management and policies of F.N.B. than they now have on the management and policies of Metro, and current F.N.B. shareholders may also have less influence than they now have on the management and policies of F.N.B. After completion of the merger, without giving effect to any shares of F.N.B. common stock held by Metro shareholders prior to the merger, we expect that F.N.B. shareholders will, as a group, own approximately [    ]% of F.N.B and Metro shareholders will, as a group, own approximately [    ]% of F.N.B.

The shares of F.N.B. common stock to be received by Metro shareholders as a result of the merger will have different rights from the shares of Metro common stock they currently hold.

Upon completion of the merger, Metro shareholders will become F.N.B. shareholders and their rights as shareholders will be governed by the Florida Business Corporation Act and F.N.B.’s articles of incorporation and bylaws. The rights associated with Metro common stock are different from the rights associated with F.N.B. common stock. Please see “Comparison of Shareholders’ Rights” beginning on page [    ] for a discussion of the different rights associated with F.N.B. common stock.

Metro shareholders do not have dissenters’ or appraisal rights in the merger.

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in that extraordinary transaction. Under Pennsylvania law, a shareholder may not dissent from a merger as to shares that are listed on a national securities exchange or that are held beneficially or of record by more than 2,000 persons at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders and to vote upon the merger. Because Metro common stock is listed on NASDAQ, a national securities exchange, was so listed on the record date, was held beneficially or of record by more than 2,000 persons on the record date and no other provisions of the Pennsylvania Business Corporation Law that would permit dissenters’ rights otherwise apply, holders of Metro common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of Metro common stock.

The fairness opinions obtained by Metro and F.N.B., respectively, will not reflect any changes in circumstances between the date of signing of the merger agreement and the date of completion of the merger.

Sandler O’Neill, Metro’s financial advisor in connection with the proposed merger, delivered to the Metro board of directors its opinion, dated August 2, 2015, regarding the fairness, from a financial point of view and as of the date of such opinion, to the holders of Metro common stock of the merger consideration. Each of RBC and Griffin similarly delivered to the board of directors of F.N.B. their respective opinions, each dated August 3, 2015, regarding the fairness, from a financial point of view to F.N.B. (and for Griffin, to the shareholders of F.N.B.), and as of the date of such opinions, of the 2.373 exchange ratio to be paid by F.N.B. in connection with the merger. Each opinion speaks only as of the date of the opinion. Because F.N.B. and Metro do not anticipate asking Sandler O’Neill, RBC or Griffin to update their respective opinions, such opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. Any changes in the operations and prospects of Metro or F.N.B., general market and economic conditions or other factors (including factors outside of the control of Metro and F.N.B.) on which the opinions were based could significantly alter the value of Metro or the prices of the shares of F.N.B. common stock or Metro common stock by the time the merger is completed.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

F.N.B. and Metro have included in this joint proxy statement/prospectus certain statements that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “can,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or other similar terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond F.N.B.’s and Metro’s control. Statements in this joint proxy statement/prospectus that are forward-looking include F.N.B.’s and Metro’s projections as to the anticipated benefits of the merger, the impact of the merger on F.N.B.’s and Metro’s businesses, F.N.B.’s estimated credit mark against Metro’s loan portfolio, the impact of the merger on F.N.B.’s earnings per share, revenues and cash flows, the synergies from the merger and the date the merger will be completed, the number of shares of F.N.B. common stock to be issued pursuant to the merger, F.N.B.’s and Metro’s merger-related transaction costs and the estimates and assumptions underlying the unaudited pro forma condensed combined financial information contained in this joint proxy statement/prospectus, and are based on F.N.B.’s and, as applicable, Metro’s management’s estimates, assumptions and projections.

The following factors, among others, could cause actual future results and other future events to differ materially from those currently estimated by F.N.B.’s and, as applicable, Metro’s management, including but not limited to:

•	F.N.B. may not successfully integrate its business with Metro’s, or the integration and data conversion may be more difficult, time-consuming or costly than F.N.B. currently anticipates;

•	the combined company that results from the merger may not realize the revenue synergies anticipated to result from the integration of F.N.B.’s and Metro’s businesses;

•	the introduction, withdrawal, success and timing of business initiatives, practices and strategies by F.N.B.;

•	the effectiveness of capital management strategies and activities;

•	competitive conditions in Metro’s banking markets;

•	changes in interest rates and capital markets;

•	revenues may be lower than expected following the merger;

•	the transition of Metro customers to the F.N.B. business model and banking practices may result in disruption of customer relationships and potential loss of customers;

•	deposit attrition, inflation, customer disintermediation, operating costs, loss of customers and business disruption, including, without limitation, any difficulties in maintaining relationships with employees, customers and/or suppliers, may be greater than anticipated following the merger;

•	there may be higher than expected increases in F.N.B.’s or Metro’s loan losses or in the level of non-performing loans or changes in asset quality or credit risk;

•	there may be higher than expected charges incurred by F.N.B. in connection with marking Metro’s assets to fair value;

•	there may be other than temporary impairments or declines in value in F.N.B.’s or Metro’s investment portfolios;

•	F.N.B. and Metro may not obtain the regulatory approvals for the merger on acceptable terms, on the anticipated schedule or at all;

•	F.N.B. or Metro may not obtain the requisite vote of its shareholders which is needed to approve the F.N.B. common stock issuance or the approval of the adoption of the merger agreement and the merger, respectively;

•	competitive pressure among financial services companies is intense and may further intensify;

•	changes in general, national or regional economic conditions may adversely affect the businesses in which F.N.B. and Metro engage;

•	changes in the interest rate environment may reduce net interest margins and impact funding sources;

•	changes in market interest rates and prices may adversely impact the value of financial products and assets;

•	changes in accounting policies or accounting standards;

•	legislation or changes in the regulatory environment (including the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and related regulations) may adversely affect the businesses in which F.N.B. and Metro engage and result in increased compliance costs and/or require F.N.B. and Metro to change their business models;

•	liabilities arising out of any litigation that may be threatened or filed in connection with the merger, including costs, expenses, settlements and judgments, may adversely affect F.N.B., Metro and their respective businesses; and

•	material adverse changes in F.N.B.’s or Metro’s operations or earnings.

Consequently, all forward-looking statements made by F.N.B. or Metro contained or incorporated by reference in this joint proxy statement/prospectus are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the caption titled “Risk Factors” beginning on page [    ] of this joint proxy statement/prospectus and those set forth under the caption “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in F.N.B.’s and Metro’s annual and quarterly reports and other filings with the SEC are incorporated by reference into this joint proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page [    ] of this joint proxy statement/prospectus.

You should not place undue reliance on forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations or financial condition of F.N.B. or Metro. Actual results may differ materially from those discussed in this joint proxy statement/prospectus. All forward-looking statements speak only as of the date of this joint proxy statement/prospectus. Neither F.N.B. nor Metro assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise, as of any future date.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF F.N.B.

The following selected consolidated financial information for the fiscal years ended December 31, 2010 through December 31, 2014 is derived from audited consolidated financial statements of F.N.B. The consolidated financial information as of and for the six months ended June 30, 2015 and 2014 is derived from unaudited consolidated financial statements and, in the opinion of F.N.B.’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for those dates. The results of operations for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2015. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with F.N.B.’s consolidated financial statements and related notes thereto included in F.N.B.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and in F.N.B.’s Quarterly Report on Form 10-Q for the three months ended June 30, 2015, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page [    ].

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollars in thousands, except per share data)
Summary of Earnings:
Total interest income	$268,817	$242,320	$508,983	$440,386	$431,906	$391,125	$373,721
Total interest expense	23,129	20,303	42,686	44,344	59,055	74,617	88,731
Net interest income	245,688	222,017	466,297	396,042	372,851	316,508	284,990
Provision for loan losses	17,000	17,411	38,648	31,090	31,302	33,641	47,323
Net interest income after provision for loan losses	228,688	204,606	427,649	364,952	341,549	282,867	237,667
Total non-interest income	77,934	81,260	158,274	135,778	131,252	119,730	115,915
Total non-interest expense	191,154	186,750	379,253	338,170	318,618	283,546	251,046
Income before income taxes	115,468	99,116	206,670	162,560	154,183	119,051	102,536
Income taxes	34,994	29,761	62,620	44,756	43,773	32,004	27,884
Net income	80,474	69,355	144,050	117,804	110,410	87,047	74,652
Net income available to common shareholders	76,454	65,023	135,698	117,804	110,410	87,047	74,652

Per Common Share:
Basic earnings per share	$0.44	$0.40	$0.81	$0.81	$0.79	$0.70	$0.66
Diluted earnings per share	0.43	0.39	0.80	0.80	0.79	0.70	0.65
Cash dividends paid	0.24	0.24	0.48	0.48	0.48	0.48	0.48
Book value	11.18	10.81	11.00	10.49	10.02	9.51	9.29

Statement of Condition (at period end):
Total assets	$16,598,601	$15,019,247	$16,127,090	$13,563,405	$12,023,976	$9,786,483	$8,959,915
Loans, net	11,495,646	10,217,125	11,121,112	9,395,310	8,033,345	6,756,005	5,982,035
Deposits	12,358,127	11,057,770	11,382,208	10,198,232	9,082,174	7,289,768	6,646,143
Short-term borrowings	1,507,582	1,504,510	2,041,658	1,241,239	1,083,138	851,294	753,603
Long-term borrowings	542,578	394,074	541,443	219,133	293,444	291,983	396,094
Total shareholders’ equity	2,065,771	1,908,077	2,021,456	1,774,383	1,402,069	1,210,199	1,066,124

Significant Ratios:
Return on average assets (1)	1.00%	0.97%	0.96%	0.93%	0.94%	0.88%	0.84%
Return on average equity (1)	7.90%	7.50%	7.50%	7.78%	8.02%	7.36%	7.06%
Net interest margin (1)	3.46%	3.61%	3.59%	3.65%	3.73%	3.79%	3.77%
Dividend payout ratio	55.13%	61.71%	59.85%	60.48%	61.27%	69.72%	74.02%

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollars in thousands, except per share data)
Capital Ratios:
Average equity to average assets	12.59%	13.00%	12.84%	11.98%	11.68%	11.97%	11.88%
Leverage ratio	8.24%	8.44%	8.43%	8.81%	8.29%	9.15%	8.69%

Asset Quality Ratios:
Non-performing loans / total loans	0.59%	0.77%	0.61%	0.81%	0.99%	1.55%	2.22%
Non-performing loans + OREO / total loans + OREO	0.93%	1.16%	0.97%	1.24%	1.42%	2.05%	2.74%
Non-performing assets / total assets	0.65%	0.80%	0.68%	0.88%	0.99%	1.53%	1.94%
Allowance for loan losses / total loans	1.13%	1.13%	1.12%	1.17%	1.28%	1.47%	1.74%
Allowance for loan losses / non-performing loans	191.97%	145.87%	183.69%	143.03%	129.05%	94.76%	78.44%
Net loan charge-offs / average loans (1)	0.21%	0.23%	0.23%	0.28%	0.35%	0.58%	0.77%

(1)	Quarterly information annualized

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF METRO

The following selected consolidated financial information for the fiscal years ended December 31, 2010 through December 31, 2014 is derived from audited consolidated financial statements of Metro. The consolidated financial information as of and for the six months ended June 30, 2015 and 2014 is derived from unaudited consolidated financial statements and, in the opinion of Metro’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for those dates. The results of operations for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2015. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with Metro’s consolidated financial statements and related notes thereto included in Metro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and in Metro’s Quarterly Report on Form 10-Q for the three months ended June 30, 2015, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page [    ].

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollars in thousands, except per share data)
Summary of Earnings:
Total interest income	$55,324	$51,288	$105,782	$99,326	$97,308	$97,695	$97,247
Total interest expense	3,694	3,958	7,979	8,196	10,110	14,696	17,397
Net interest income	51,630	47,330	97,803	91,130	87,198	82,999	79,850
Provision for loan losses	4,100	2,000	6,750	6,875	10,100	20,592	21,000
Net interest income after provision for loan losses	47,530	45,330	91,053	84,255	77,098	62,407	58,850
Total non-interest income	15,999	14,573	29,721	30,190	29,854	30,452	29,380
Total non-interest expense	48,831	45,803	90,548	89,869	91,144	94,014	97,103
Income (loss) before income taxes (benefit)	14,698	14,100	30,226	24,576	15,808	(1,155)	(8,873)
Income taxes (benefit)	4,799	4,075	9,141	7,316	4,914	(1,444)	(4,536)
Net income (loss)	9,899	10,025	21,085	17,260	10,894	289	(4,337)
Net income (loss) available to common shareholders	9,859	9,985	21,005	17,180	10,814	209	(4,417)

Per Common Share:
Basic earnings (loss) per share	$0.70	$0.70	$1.48	$1.21	$0.77	$0.02	($0.33)
Diluted earnings (loss) per share	0.68	0.70	1.46	1.20	0.77	0.02	(0.33)
Cash dividends paid	0.14	—	—	—	—	—	—
Book value	18.98	17.45	18.60	16.19	16.58	15.50	14.86

Statement of Condition (at period end):
Total assets	$3,001,357	$2,868,928	$2,997,572	$2,781,118	$2,634,875	$2,421,219	$2,234,472
Loans, net	2,044,570	1,827,544	1,973,536	1,727,762	1,503,515	1,415,048	1,357,587
Deposits	2,368,688	2,186,980	2,380,672	2,239,621	2,231,291	2,071,574	1,832,179
Short-term borrowings	322,675	401,675	333,475	277,750	113,225	65,000	140,475
Long-term and junior subordinated debt	25,000	15,800	—	15,800	40,800	49,200	29,400
Total shareholders’ equity	266,981	248,770	265,523	230,183	235,387	220,020	205,351

Significant Ratios:
Return on average assets (1)	0.67%	0.72%	0.73%	0.64%	0.44%	0.01%	-0.20%
Return on average equity (1)	7.41%	8.36%	8.46%	7.41%	4.76%	0.13%	-2.09%
Net interest margin (1)	3.61%	3.49%	3.50%	3.51%	3.74%	3.73%	3.89%
Dividend payout ratio	20.00%	—	—	—	—	—	—

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollars in thousands, except per share data)
Capital Ratios:
Average equity to average assets	9.04%	8.60%	8.64%	8.63%	9.31%	9.18%	9.46%
Leverage ratio	9.20%	9.57%	9.00%	9.39%	9.61%	9.99%	10.68%

Asset Quality Ratios:
Non-performing loans / total loans	1.73%	1.98%	1.77%	2.30%	2.13%	2.42%	3.83%
Non-performing loans + OREO / total loans + OREO	2.01%	2.19%	2.15%	2.55%	2.29%	2.90%	4.30%
Non-performing assets / total assets	1.39%	1.42%	1.44%	1.61%	1.33%	1.73%	2.67%
Allowance for loan losses / total loans	1.25%	1.31%	1.25%	1.32%	1.65%	1.50%	1.57%
Allowance for loan losses / non-performing loans	72.21%	66.19%	70.59%	57.30%	77.47%	62.09%	40.91%
Net loan charge-offs / average loans (1)	0.32%	0.09%	0.26%	0.55%	0.44%	1.43%	0.98%

(1)	Quarterly information annualized

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of F.N.B. and its subsidiaries and of Metro and its subsidiaries as an acquisition by F.N.B. of Metro using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of Metro will be recorded by F.N.B. at their respective fair values as of the date the merger is completed. The unaudited pro forma condensed combined balance sheet gives effect to the merger, as if the transaction had occurred on June 30, 2015. The unaudited pro forma condensed combined income statements for the year ended December 31, 2014 and for the six months ended June 30, 2015 give effect to the merger as if the transaction had become effective at January 1, 2014. The unaudited pro forma condensed combined income statement for the year ended December 31, 2014 also gives effect to the merger of BCSB Bancorp, Inc. with and into F.N.B., which was completed on February 14, 2014, and the merger of OBA Financial Services, Inc. with and into F.N.B., which was completed on September 19, 2014.

The merger was announced on August 4, 2015, and the merger agreement provides that each outstanding share of Metro common stock other than shares of Metro common stock that F.N.B., its subsidiaries and Metro’s subsidiaries hold and shares that Metro holds as treasury shares, will become, by operation of law, the right to receive 2.373 shares of F.N.B. common stock. The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both F.N.B. and Metro, which are incorporated in the document by reference. See “Where You Can Find More Information” on page [    ].

The unaudited pro forma condensed combined financial statements included herein are presented for informational purposes only and do not necessarily reflect the financial results of the combined company had the companies actually been combined at the beginning of each period presented. The adjustments included in these unaudited pro forma condensed combined financial statements are preliminary and may be revised. This information also does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues, or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed combined financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical consolidated financial statements and related notes thereto of F.N.B. and its subsidiaries and of Metro and its subsidiaries, such information and notes thereto are incorporated by reference herein.

F.N.B. CORPORATION

UNAUDITED CONDENSED COMBINED PRO FORMA BALANCE SHEET

as of June 30, 2015

(Dollars in thousands, except per share data)

	F.N.B. Corporation	Metro Bancorp, Inc.	Pro Forma Adjustments		Pro Forma Combined
Assets:
Cash and cash equivalents	$237,479	$57,678	$(111,600)	H,I,K	$183,557
Investment securities	3,136,680	765,232	(8,450)	A	3,893,462
Residential mortgage loans held for sale	6,711	5,610	—		12,321
Loans	11,626,787	2,070,441	(99,300)	B	13,597,928
Allowance for loan losses	(131,141)	(25,871)	25,871	C	(131,141)

Net loans	11,495,646	2,044,570	(73,429)		13,466,787

Premises and equipment, net	167,010	73,318	—		240,328
Goodwill	831,333	—	243,852	D	1,075,185
Core deposit and other intangible assets, net	45,057	—	42,718	E	87,775
Other assets	678,685	54,949	31,766	F	765,400

Total assets	$16,598,601	$3,001,357	$124,858		$19,724,816

Liabilities:
Deposits	$12,358,127	$2,368,688	$2,000	G	$14,728,815
Borrowings	2,050,160	347,675	(61,000)	H	2,336,835
Other liabilities	124,543	18,013	—		142,556

Total liabilities	14,532,830	2,734,376	(59,000)		17,208,206

Preferred stockholders’ equity	106,882	974	(974)	K	106,882
Common stockholders’ equity	1,958,889	266,007	184,832	I,J	2,409,728

Total stockholders’ equity	2,065,771	266,981	183,858		2,516,610

Total liabilities and stockholders’ equity	$16,598,601	$3,001,357	$124,858		$19,724,816

Book value per common share	$11.18	$18.98			$11.56
Shares outstanding	175,286,980	14,009,402	19,234,909		208,531,291

(See “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” on page [    ] of this joint proxy statement/prospectus)

F.N.B. CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

for the Six Months Ended June 30, 2015

(Dollars in thousands, except per share data)

	F.N.B. Corporation	Metro Bancorp, Inc.	Pro Forma Adjustments		Pro Forma Combined
Total interest income	$268,817	$55,324	$(185)	B	$323,956
Total interest expense	23,129	3,694	451	G, H	27,274

Net interest income	245,688	51,630	(635)		296,683
Provision for loan losses	17,000	4,100	—		21,100

Net interest income after provision for loan losses	228,688	47,530	(635)		275,583
Non-interest income	77,934	15,999	—		93,933
Non-interest expense	191,154	48,831	4,148	E	244,133

Income before income taxes	115,468	14,698	(4,783)		125,383
Income taxes	34,994	4,799	(1,674)	L	38,119

Net income	80,474	9,899	(3,109)		87,264
Preferred stock dividends	4,020	40	(40)	K	4,020

Net income available to common stockholders	$76,454	$9,859	$(3,109)		$83,204

Earnings per common share:
Basic	$0.44	$0.70			$0.40
Diluted	$0.43	$0.68			$0.40

(See “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” on page [    ] of this joint proxy statement/prospectus)

F.N.B. CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

for the Year Ended December 31, 2014

(Dollars in thousands, except per share data)

	F.N.B. Corporation	Metro Bancorp, Inc.	Pro Forma Adjustments		Pro Forma Combined
Total interest income	$508,983	$105,782	$(369)	B	$614,396
Total interest expense	42,686	7,979	901	G, H	51,566

Net interest income	466,297	97,803	(1,270)		562,830
Provision for loan losses	38,648	6,750	—		45,398

Net interest income after provision for loan losses	427,649	91,053	(1,270)		517,432
Non-interest income	158,274	29,721	—		187,995
Non-interest expense	379,253	90,548	8,085	E	477,886

Income before income taxes	206,670	30,226	(9,355)		227,541
Income taxes	62,620	9,141	(3,274)	L	68,487

Net income	144,050	21,085	(6,081)		159,054
Preferred stock dividends	8,352	80	(80)	K	8,352

Net income available to common stockholders	$135,698	$21,005	$(6,081)		$150,622

Earnings per common share:
Basic	$0.81	$1.48			$0.75
Diluted	$0.80	$1.46			$0.74

(See “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” on page [    ] of this joint proxy statement/prospectus)

F.N.B. has performed a preliminary valuation analysis of the fair market value of Metro’s assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date (in thousands):

Cash and cash equivalents	$57,678
Investment securities	756,782
Residential mortgage loans held for sale	5,610
Loans	1,971,141
Premises and equipment, net	73,318
Goodwill	243,852
Core deposit and other intangible assets, net	42,718
Other assets	86,715
Deposits	(2,370,688)
Borrowings	(347,675)
Other liabilities	(18,013)

Total consideration	$501,439

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when F.N.B. has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values, (2) changes in allocations to intangible assets, including goodwill and (3) other changes to assets and liabilities.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The pro forma adjustments related to the Metro acquisition included in the pro forma financial information are as follows:

(A)	Adjustment to record the held to maturity investment securities portfolio at fair value.

(B)	Adjustment to record the acquired loan portfolio at fair value. The adjustment is comprised of a net interest rate-related mark of $2,400,000 and credit mark of $(101,700,000). The interest rate-related mark will be amortized over 6.6 years, which is the estimated remaining life of the loan portfolio. The impact of the adjustment was to decrease interest income by approximately $369,000 for the year ended December 31, 2014 and $185,000 for the six months ended June 30, 2015.

(C)	Adjustment to reverse the historical Metro allowance for loan losses.

(D)	Adjustment to record $243,852,000 of goodwill created as a result of the merger.

(E)	Adjustment to record intangible assets (other than goodwill) resulting from the merger based on estimated fair values. The adjustment reflected herein is based on current assumptions and valuations, which are subject to change. For purposes of the pro forma adjustment shown here, the estimated fair value of the core deposit intangible is $42,718,000. Material changes may be possible when the analysis is completed. The impact of the adjustment was to increase non-interest expense by approximately $8,085,000 for the year ended December 31, 2014 and $4,148,000 for the six months ended June 30, 2015.

(F)	Adjustment to record the deferred tax asset created as a result of the fair value adjustments using F.N.B.’s statutory tax rate of 35%.

(G)	Adjustment to record assumed time deposits at fair value based on current interest rates for similar instruments. The adjustment will be recognized on an accelerated basis over 2 years. The impact of the adjustment was to decrease interest expense by approximately $1,000,000 for the year ended December 31, 2014 and $500,000 for the six months ended June 30, 2015.

(H)	Adjustment to reflect the prepayment of $100,000,000 in FHLB borrowings and the issuance of $39,000,000 in subordinated debt. The issuance of the subordinated debt will result in an increase to interest expense by approximately $1,901,000 for the year ended December 31, 2014 and $951,000 for the six months ended June 30, 2015.

(I)	Adjustment to record the incremental direct costs associated with the merger. These costs include accountant and attorney fees, investment banker services, payout of vendor contract obligations, system conversion costs, insurance (tail coverage), payout of employee contracts, severance payments to displaced Metro personnel, other personnel-related costs and other miscellaneous costs.

(J)	Adjustment to eliminate Metro’s historical shareholders’ equity, which reflects the issuance of F.N.B. common stock and includes the conversion of Metro’s stock options into F.N.B. stock options. The value of the F.N.B. common stock to be issued is based on the stock price as of June 30, 2015. The actual value for this adjustment is subject to fluctuation, based on the stock price at the time of the acquisition.

(K)	Adjustment to reflect the redemption of Metro’s preferred stock.

(L)	Adjustment to record the income tax impact of the pro forma adjustments using F.N.B.’s statutory tax rate of 35%.

COMPARATIVE PER SHARE DATA

The following table sets forth certain historical, pro forma and pro forma-equivalent per share financial information for F.N.B. common stock and Metro common stock. The pro forma and pro forma-equivalent per share information give effect to the merger of Metro with and into F.N.B. as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2014, in the case of the net income and dividends declared data. The unaudited pro forma data in the table assume that the merger is accounted for using the acquisition method of accounting and represent a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Metro at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. The information in the following table is based on, and should be read together with F.N.B.’s and Metro’s historical financial statements and notes thereto incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page [    ].

This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company that will result from the merger. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

	F.N.B. Corporation Historical	Metro Historical	Combined Pro Forma Amounts for F.N.B./ Metro (4)	Pro Forma Metro Equivalent Shares (5)
Book value per share (1):
June 30, 2015	$11.18	$18.98	$11.56	$27.42
December 31, 2014	$11.00	$18.60	$11.38	$27.00

Cash dividends paid per common share (2):
Six months ended June 30, 2015	$0.24	$0.14	$0.24	$0.57
Year ended December 31, 2014	$0.48	—	$0.48	$1.14

Basic earnings per common share (3):
Six months ended June 30, 2015	$0.44	$0.70	$0.40	$0.95
Year ended December 31, 2014	$0.81	$1.48	$0.75	$1.78

Diluted earnings per common share (3):
Six months ended June 30, 2015	$0.43	$0.68	$0.40	$0.95
Year ended December 31, 2014	$0.80	$1.46	$0.74	$1.76

(1)	The pro forma combined book value per share of F.N.B. common stock is based on the pro forma combined common stockholders’ equity for the merged entities divided by total pro forma common stock of the combined entities.
(2)	Pro forma dividends per share represent F.N.B.’s historical dividends per share.
(3)	The pro forma combined basic and diluted earnings per share of F.N.B. common stock is based on the pro forma combined net income for the merged entities divided by the total pro forma basic and diluted shares of the combined entities.
(4)	Accounts for the pending merger of Metro with and into F.N.B.
(5)	The Pro Forma Metro Equivalent Shares are calculated by multiplying the amounts in the “Combined Pro Forma Amounts for F.N.B./Metro” column by the exchange ratio of 2.373, which represents the number of shares of F.N.B. common stock a Metro shareholder will receive for each share of Metro common stock owned.

COMPARATIVE MARKET PRICES AND DIVIDENDS

The following table sets forth for the periods indicated:

•	the high and low intraday sales prices of shares of F.N.B. common stock as reported on the NYSE;

•	the high and low intraday sales prices of Metro common stock as reported on NASDAQ; and

•	quarterly cash dividends paid per share by F.N.B. and Metro.

	F.N.B. Common Stock						Metro Common Stock
Quarter Ended	High		Low		Dividend		High		Low		Dividend
2013:
March 31	$12.12		$10.70		$0.12		$17.49		$12.85		$0.00
June 30	12.12		11.01		0.12		20.85		15.94		0.00
September 30	13.35		11.80		0.12		22.65		18.45		0.00
December 31	13.04		11.73		0.12		23.09		19.85		0.00

2014:
March 31	$13.67		$11.40		$0.12		$22.04		$19.08		$0.00
June 30	13.70		11.78		0.12		23.44		20.01		0.00
September 30	13.21		11.84		0.12		24.61		22.05		0.00
December 31	13.56		11.50		0.12		26.84		22.25		0.00

2015
March 31	$13.43		$11.82		$0.12		$27.95		$24.29		$0.07
June 30	14.61		12.85		0.12		27.39		24.99		0.07
September 30	14.80		12.00		0.12		31.30		24.21		0.07
December 31 (through [ ])	[	]	[	]	[	]	[	]	[	]	[	]

The table below presents:

•	the last reported sale price of a share of F.N.B. common stock, as reported on the NYSE; and

•	the last reported sale price of a share of Metro common stock, as reported on NASDAQ,

in each case, on August 3, 2015, the last full trading day prior to the public announcement of the proposed merger, and on [             ], the last practicable trading day before the date we printed and mailed this joint proxy statement/ prospectus. The following table also presents the pro forma equivalent per share value of a share of Metro common stock on those dates. We calculated the pro forma equivalent per share value by multiplying the closing price of F.N.B. common stock on those dates by 2.373, the exchange ratio in the merger.

	F.N.B. Common Stock	Metro Common Stock	Pro Forma Equivalent Value of One Share of Metro Common Stock
August 3, 2015	$13.79	$24.78	$32.72
[ ]	[ ]	[ ]	[ ]

We advise you to obtain current market quotations for F.N.B. common stock. The market price of F.N.B. common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger. We can provide no assurance concerning the future market price of F.N.B. common stock.

METRO SPECIAL MEETING OF SHAREHOLDERS

The board of directors of Metro is soliciting proxies of shareholders for use at the special meeting of shareholders. Metro will pay the costs of soliciting proxies and, upon request, will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in forwarding proxy materials to beneficial owners of Metro stock. In addition to sending these materials to Metro shareholders, some of Metro’s directors, officers or employees may contact shareholders, without additional compensation, by telephone, by mail or in person for the purpose of soliciting proxies or votes.

Metro has engaged Innisfree M&A Incorporated to act as its proxy solicitor and to assist in the solicitation of proxies for the special meeting. Metro has agreed to pay Innisfree M&A Incorporated approximately $15,000, plus reasonable out-of-pocket expenses for such services and also will indemnify the solicitor against certain claims, costs, damages, liabilities, judgments and expenses. Additionally, directors, officers and employees of Metro may solicit proxies personally or by telephone, facsimile or email. None of these persons will receive additional or special compensation for soliciting proxies.

Metro is mailing this document and accompanying form of proxy to its shareholders on or about [             ].

Date, Time and Place of the Special Meeting

The special meeting of shareholders of Metro will be held at [        ] Eastern Time, on [                     ], at [                     ].

Purpose of the Special Meeting

At the special meeting, shareholders of Metro will be asked to consider and vote upon:

•	A proposal to approve the adoption of the merger agreement and approve the merger of Metro with and into F.N.B.;

•	A proposal to approve, by an advisory (non-binding) vote, certain merger-related compensation for Metro’s named executive officers; and

•	A proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the agreement and plan of merger.

Recommendation of the Metro Board of Directors

The board of directors of Metro has unanimously approved, at a meeting attended by eleven of the twelve directors of Metro, the merger agreement and merger of Metro into F.N.B. and unanimously recommends that shareholders vote “FOR” approval of adoption of the merger agreement and approve the merger, “FOR” the proposal to approve the merger-related compensation that will or may be paid to Metro’s named executive officers, and “FOR” the proposal to approve adjournment of the special meeting if there are insufficient votes at the time of the special meeting to approve the merger agreement and the merger.

Record Date and Quorum

All holders of Metro common stock at the close of business on the record date, [                     ] , including registered shareholders and shareholders who hold their shares through banks, brokers, or other nominees, have a right and are invited to attend the Metro special meeting. On the record date, there were [             ] shares of Metro common stock outstanding and entitled to vote. Metro shareholders are entitled to cast one vote for each share of common stock they own. The number of shares that may be voted by the each shareholder is shown on the proxy card mailed to the shareholder.

As of the record date, directors and executive officers of Metro and their affiliates owned and were entitled to vote [             ] shares of Metro common stock representing approximately [     ]% of the shares of Metro common stock outstanding on that date.

Each of the directors of Metro has entered into a voting agreement with F.N.B., solely in his or her capacity as a shareholder of Metro, in which they have agreed to vote in favor of the proposal to approve adoption of the merger agreement and the merger and the proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of adoption of the merger agreement and the merger. As of the record date, there were [             ] shares of Metro common stock subject to the voting agreements (excluding options), which represented approximately [    ] % of the outstanding shares of Metro common stock as of that date. The form of voting agreement is included as Appendix B to this joint proxy statement/prospectus.

In order to hold the Metro special meeting, a quorum representing holders of a majority of the outstanding shares of Metro common stock, must be present in person or represented by proxy. For purposes of establishing a quorum, in addition to counting those shares that have been voted by proxy, Metro will count as present at the meeting:

•	Shares that are present in person but not voting;

•	Shares for which Metro has received proxies, but for which holders have abstained from voting; and

•	Shares represented by proxies returned by a bank, broker or other nominee holding the shares in nominee or street name but for which the bank, broker or other nominee is not entitled to vote the shares because the beneficial owner of the shares has not provided voting instructions.

Beneficial Owners of Metro Common Stock

If you hold your Metro shares in an account at a bank or brokerage firm, you are the beneficial owner of such shares and Metro cannot mail proxy materials directly to you. Instead, your bank or brokerage firm will forward the proxy materials to you and tell you how to provide voting instructions for your Metro shares. Your bank or brokerage firm will vote your shares according to your instructions.

It is very important that you provide your bank or brokerage firm with voting instructions. Banks and brokerage firms cannot vote on the proposals that will be considered at the special meeting without voting instructions from the beneficial owner of the stock.

Vote Required to Approve Each Matter

Metro Merger Proposal. Metro’s articles of incorporation provide that a corporate action, such as the proposed merger with F.N.B., requires the approval of a majority of the votes cast at a meeting of shareholders if at least sixty-six and two-thirds percent (66 2/3%) of Metro’s board of directors recommends the shareholders approve the corporate action. More than sixty-six and two-thirds percent of Metro’s board of directors has approved the merger agreement and the merger and recommends that shareholders approve and adopt the merger agreement and approve the merger. Thus, the proposal to approve the agreement and plan of merger and the merger of Metro with and into F.N.B. will be approved if a majority of the votes cast at the special meeting are in favor of the proposal.

Metro Compensation and Adjournment Proposals. Pursuant to the bylaws of Metro, each of the proposals (1) to approve, on an advisory (non-binding) basis, certain compensation arrangements in connection with the merger for Metro’s named executive officers and (2) to adjourn the special meeting if necessary or appropriate to solicit additional proxies will be approved if a majority of the shares present and having voting power at the special meeting vote in favor of these proposals.

Voting by Proxy

Please follow the instructions on the enclosed proxy card to vote on each proposal to be considered at the special meeting. Also, please sign and date the proxy card and mail it back to the transfer agent in the enclosed prepaid envelope. The proxy holders named on the proxy card will vote your shares as you instruct. Please do not send in your stock certificates with the proxy card. If the merger is approved, you will receive instructions on how to exchange your Metro stock certificates for F.N.B. stock certificates.

You may also vote using the Internet or the toll-free telephone number as provided on the enclosed proxy card. Telephone and Internet votes must be cast prior to [            ] a.m., [                     ].

Revoking Proxy or Changing Vote After Returning Proxy Card or Voting by Telephone or Internet

At any time before the vote at the meeting on a proposal, Metro shareholders can revoke their proxy or change their vote either by:

•	Giving Metro’s Corporate Secretary a written notice of the desire to revoke the proxy and receive another proxy card. Metro’s mailing address is P.O. Box 4999, Harrisburg, PA 17111;

•	Signing, dating and returning to Metro a new proxy card; or

•	Voting again by telephone or Internet.

Metro will honor the proxy card or the telephone or Internet vote with the latest date. If your shares are held by a bank or broker and you wish to change the voting instructions that you have provided, you should contact your bank or broker as soon as possible and state that you wish to change your voting instructions.

Treatment of Abstentions and Broker Non-Votes

Under Pennsylvania law, an abstention is not a vote. If you return your proxy card or attend the meeting and abstain from voting, your abstention will not count as a vote “cast” for that particular matter. Under Metro’s bylaws, abstentions and broker non-votes will be counted as shares present at the special meeting for purposes of determining whether there is a quorum, but will not be counted or voted in favor of any of the proposals that will be considered at the Metro special meeting. The applicable stock exchange of which most brokers are members does not permit a broker to vote on any of the proposals being presented at the special meeting if the broker has not been provided with voting instructions by the beneficial owner of the shares. Consequently, if you hold shares with a broker, and you fail to provide your broker with voting instructions, he or she will not be permitted to vote your shares on any of the proposals being considered at the special meeting. When a broker returns a proxy and will thus, be present at the meeting, but is not permitted to vote a client’s shares, such omitted votes are referred to as “broker non-votes.”

The merger agreement and merger will be approved by the shareholders of Metro if a majority of the votes cast at the special meeting are in favor of the proposal. Because abstentions and broker non-votes are not counted as votes, they will have no effect on this proposal. Each of the proposal to approve by an advisory (non-binding) vote the executive compensation arrangements and the proposal to adjourn the meeting if necessary to solicit additional proxies will be approved if a majority of the shares present and having voting power at the special meeting vote “FOR” these proposals. Consequently, abstentions and broker non-votes will have the effect of votes “AGAINST” these proposals.

What Happens if You Sign and Return the Proxy Card But Do Not Specify a Vote

If you sign and return the proxy card but do not vote on a proposal, the proxy holders will vote for you on that proposal. Unless you instruct otherwise, the proxy holders will vote (1) “FOR” the proposal to approve the merger agreement and merger of Metro with and into F.N.B; (2) “FOR” the proposal to approve by an advisory (non-binding) vote, certain compensation arrangements in connection with the merger for Metro’s named executive officers; and (3) “FOR” the proposal to approve one or more adjournments of the special meeting if necessary or appropriate to solicit additional proxies because there are insufficient votes at the time of the special meeting to approve adoption of the merger agreement and merger. If other matters are properly brought before the shareholders at the Metro special meeting, the proxy holders will exercise their judgment and vote as they determine is in the best interests of Metro and Metro shareholders.

How Votes are Counted

Metro’s judges of election will count all votes which are cast in person or by proxy at the special meeting. Voting is an important right of shareholders. Your vote at the special meeting is very important to us. If you abstain or otherwise fail to cast a vote on any matter at the Metro special meeting, the abstention or failure will not be a vote and will not be counted. Your broker or nominee may not exercise discretion and vote shares held of record on your behalf when you have not provided voting instructions.

What Happens if Other Matters Come Up at the Special Meeting

The matters described in this proxy statement are the only matters we know which will be voted on at the special meeting. If you return your proxy card or vote by telephone or over the Internet and other matters are properly presented at the Metro special meeting, the proxy holders named on the enclosed proxy card will exercise their judgment to vote your Metro shares in a manner that they deem to be in the best interests of Metro and its shareholders.

Requirements for Admittance to Metro’s Special Meeting

If you plan to attend the Metro special meeting in person and are a registered shareholder, you will need to present an acceptable form of identification and the admission ticket that was included in your packet of materials in order to be admitted to the meeting. If you hold your shares through a bank, broker, or other nominee, you will need to bring proof of ownership, such as a recent brokerage account statement or a letter from your bank or broker confirming your ownership of Metro shares as of the record date in order to be admitted to the special meeting. Failure to bring such documents may delay your entry into or prevent you from being admitted to the special meeting.

Delivery of Joint Proxy Statement/Prospectus to Shareholders Sharing Same Address

Metro will mail only one copy of the joint proxy statement/prospectus to multiple shareholders sharing the same address. Upon receipt of a written or oral request directed to the address or telephone below, Metro will promptly deliver a separate copy of the joint proxy statement/prospectus to a security holder at a shared address to which a single copy was mailed. Such requests should be directed to: Computershare, Metro’s transfer agent, at 480 Washington Blvd., 29th Floor, Jersey City, NJ 07310, Attention: Constance Adams, Telephone: (201) 680-5258.

Questions and Additional Information

If you have questions about the merger or the special meeting of Metro, would like additional copies of this document or proxy cards, or need any other information related to Metro’s special meeting, please contact Sherry Richart, Investor Relations, Metro Bancorp, Inc., 3801 Paxton Street, Harrisburg, PA 17111, Telephone: (888) 937-0004. You may also call Innisfree M&A Incorporated, Metro’s proxy solicitor at (212) 750-5833.

METRO PROPOSALS

Proposal No. 1—Metro Merger Proposal

At the Metro special meeting of shareholders, Metro shareholders will consider and vote on a proposal to approve the adoption of the merger agreement and the merger of Metro with and into F.N.B. After an extensive review of strategic alternatives and the potential risks, rewards and uncertainties associated with those alternatives, the Metro board of directors, with the assistance of Metro’s executive management and financial and legal advisors, determined that the merger would be the best alternative and in the best interests of Metro’s shareholders and other stakeholders. The board of directors considered numerous factors in reaching its decision. Details about the merger, including Metro’s reasons for the merger, the effect of approval and adoption of the merger agreement and the timing of effectiveness of the merger, are discussed below in the section entitled “The Merger” beginning on page [    ] of this document.

Approval of adoption of the merger agreement and the merger requires the presence of a quorum and the affirmative vote of a majority of the shares voting in person or by proxy at the special meeting.

The Metro board of directors unanimously recommends that Metro shareholders vote “FOR” approval of adoption of the merger agreement and the merger.

Proposal No. 2—Metro Compensation Proposal

Pursuant to Rule 14a-21(c) of the Exchange Act and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which we refer to as the “Dodd-Frank Act,” Metro is providing its shareholders with a separate advisory (non-binding) vote to approve the merger-related compensation for its named executive officers as described in “The Merger—Merger-Related Compensation for Metro’s Named Executive Officers.”

Shareholders are being asked to approve the following resolution on an advisory (non-binding) basis:

“RESOLVED, that the compensation that may be paid or become payable to Metro’s named executive officers in connection with the merger, and the agreement or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Merger-Related Compensation for Metro’s Named Executive Officers,” is hereby APPROVED.”

The vote is advisory in nature and, therefore, is not binding on Metro or on F.N.B. or the boards of directors or the compensation committees of Metro or F.N.B., regardless of whether the merger proposal is approved.

Approval of this advisory (non-binding) proposal is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on Metro or the surviving corporation in the merger. If the merger is completed, the merger-related compensation that will or may be paid to Metro’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements and the outcome of this advisory (non-binding) vote will not affect Metro’s or F.N.B.’s obligations to make these payments even if Metro shareholders do not approve, by advisory (non-binding) vote, this proposal.

The vote on the merger-related named executive officer compensation is separate from the vote to approve the merger agreement. You may vote “AGAINST” the merger-related named executive officer compensation and “FOR” approval and adoption of the merger agreement and vice versa. You also may abstain from this proposal and vote on the merger agreement proposal and vice versa.

The Metro board of directors unanimously recommends that you vote “FOR” the approval, in an advisory (non-binding) vote, of the merger-related named executive officer compensation proposal.

Proposal No. 3—Metro Adjournment Proposal

In the event there are insufficient votes at the time of the special meeting to approve adoption of the merger agreement and the merger, Metro will ask its shareholders to vote upon a proposal to adjourn or postpone the special meeting for the purpose of, among others, allowing additional time for the solicitation of additional votes to approve adoption of the merger agreement and the merger. Pursuant to Metro’s bylaws, shareholders are permitted to vote on a proposal to adjourn a meeting even if the meeting cannot be organized because of the lack of a quorum.

Approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of the holders of a majority of shares of Metro common stock present in person or represented by proxy and entitled to vote.

The Metro board of directors unanimously recommends that you vote “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies to approve adoption of the merger agreement and the merger.

F.N.B. SPECIAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

This document solicits, on behalf of the F.N.B. board of directors, proxies to be voted at the special meeting of F.N.B. shareholders and at any adjournments or postponements thereof. On or about [                     ], F.N.B. commenced mailing this document and the enclosed form of proxy card to its shareholders entitled to vote at the F.N.B. special meeting.

The special meeting of F.N.B. shareholders will be held at [                     ], at [    ] Eastern Time, on [                     ].

Purpose of the Special Meeting

At the F.N.B. special meeting, F.N.B. shareholders will be asked to consider and vote upon the following matters:

•	Approval of the issuance of F.N.B. common stock, par value $0.01 per share, pursuant to the merger agreement (we refer to this proposal as the “F.N.B. stock issuance proposal”); and

•	Approval of one or more adjournments of the shareholder meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the F.N.B. stock issuance proposal (we refer to this proposal as the “F.N.B. adjournment proposal”).

F.N.B. will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

Recommendation of the F.N.B. Board of Directors

The F.N.B. board of directors recommends that you vote “FOR” the F.N.B. stock issuance proposal and “FOR” the F.N.B. adjournment proposal.

Record Date and Quorum

The F.N.B. board of directors has fixed the close of business on [            ] as the record date for determining the holders of F.N.B. common stock entitled to receive notice of and to vote at the F.N.B. special meeting.

As of the record date, there were [             ] shares of F.N.B. common stock outstanding and entitled to vote at the F.N.B. special meeting held by approximately [                     ] holders of record. Each share of F.N.B. common stock entitles the holder to one vote at the F.N.B. special meeting on each proposal to be considered at the F.N.B. special meeting.

The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of F.N.B. common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of F.N.B. common stock present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the F.N.B. special meeting.

As of the record date, directors and executive officers of F.N.B. and their affiliates owned and were entitled to vote [             ] shares of F.N.B. common stock, representing approximately [    ]% of the shares of F.N.B. common stock outstanding on that date. F.N.B. currently expects that F.N.B.’s directors and executive officers will vote their shares in favor of the F.N.B. stock issuance proposal and the F.N.B. adjournment proposal, although none of them has entered into any agreement obligating them to do so.

Vote Required; Treatment of Abstentions and Failure to Vote

F.N.B. Stock Issuance Proposal. This proposal must be approved by a majority of the votes cast by the holders of the shares entitled to vote on such proposal. In accordance with NYSE rules, abstentions will be included for purposes of determining the total number of votes cast on the proposal. Accordingly, if you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the F.N.B. special meeting or fail to instruct your bank or broker how to vote with respect to this proposal, your shares will not be included in the determining the total number of votes cast on the proposal and will have no effect on the proposal.

F.N.B. Adjournment Proposal. This proposal must be approved by a majority of the votes cast by the holders of the shares entitled to vote on such proposal. Abstentions will not be included for purposes of determining the total number of votes cast. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the F.N.B. special meeting or fail to instruct your bank or broker how to vote with respect to this proposal, your shares will not be included in the determining the total number of votes cast on the proposal and will have no effect on the proposal.

Voting on Proxies

Instead of voting in person at the F.N.B. special meeting, you may vote by proxy. Your proxy authorizes the persons named on the enclosed proxy card to vote your shares at the F.N.B. special meeting (and any adjournment or postponement of the meeting) as you have specified on the proxy card. To ensure you are represented at the special meeting, F.N.B. recommends that you vote by proxy even if you plan to attend the special meeting. Your vote is important.

If you hold shares of F.N.B. common stock in your name as a shareholder of record, to vote by proxy, you, as an F.N.B. shareholder, may use any of the following methods:

•	On the Internet: Visit the website on your proxy card. Proxies submitted via the Internet must be received by 1:00 a.m. Eastern Time, on [ ], in order to be counted in the vote.

•	By telephone: Call the toll-free number on your proxy card. Proxies submitted by telephone must be received by 1:00 a.m., Eastern Time, on [ ], in order to be counted in the vote.

•	By mail: Complete, sign and date the proxy card and mail it to us in the enclosed envelope. No postage is required if mailed in the United States.

Voting through the Internet, by telephone or by mail will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted at the special meeting.

Voting instructions are included on your proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to each of the proposals. If you are the record holder of your shares of F.N.B. common stock and submit your properly executed proxy without specifying a voting instruction, your shares of F.N.B. common stock will be voted as recommended by the F.N.B. board of directors.

If you hold your shares of F.N.B. common stock in “street name” through a broker, bank, or other nominee, you should check the voting form used by that firm to determine whether you may vote by telephone or on the Internet. If you return an incomplete instruction card to your broker, bank or other nominee, the record holder of your shares will not vote your shares with respect to any matter.

If any matters not described in this document are properly presented at the special meeting, the persons named on the proxy card will use their own best judgment to determine how to vote your shares. No matters other than those described in this joint proxy statement/prospectus are anticipated to be presented for action at the F.N.B. special meeting or any adjournment or postponement of the special meeting.

Shares Held in “Street Name”

If you hold your shares of F.N.B. common stock in “street name” through a bank, broker or other nominee, you must provide the record holder of your shares (i.e., your bank, broker or other nominee) with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. You may not vote shares held in street name by returning a proxy card directly to F.N.B. or by voting in person at the F.N.B. special meeting unless you obtain a “legal proxy” from your bank or broker. Furthermore, under stock exchange rules, a bank or broker who holds shares of F.N.B. common stock on behalf of a customer is not permitted to vote its customer’s shares or give a proxy to vote those shares as to either of the proposals that will be presented at the special meeting of F.N.B. shareholders, unless the bank or broker receives specific instructions from its customer. Banks and brokers only have discretionary voting power on matters that are considered “routine” under stock exchange rules. Neither of the proposals for the F.N.B. special meeting is considered a “routine” matter. Consequently, your shares will not be voted on either proposal at the special meeting unless you instruct your bank or broker how to vote.

Revoking Your Proxy or Changing Your Vote

If you hold shares of F.N.B. common stock in your name as a shareholder of record, you may revoke your proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) voting by telephone or the Internet at a later time, (3) delivering a written revocation letter to F.N.B.’s corporate secretary, or (4) attending the F.N.B. special meeting in person, notifying the F.N.B. corporate secretary of revocation of your proxy, and voting by ballot at the F.N.B. special meeting. Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

F.N.B. Corporation

Corporate Secretary

One North Shore Center

12 Federal Street

Pittsburgh, PA 15212

If your shares of F.N.B. common stock are held in “street name” through a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Participants in 401(k) Plans or Employee Stock Ownership Plans

If you participate in any of the 401(k) plans or employee stock ownership plans which are sponsored by F.N.B., you may vote the number of shares of common stock credited to your account as of the record date.

The 401(k) plans and employee stock ownership plans currently sponsored by F.N.B. are listed below:

•	F.N.B. Corporation Progress Savings 401(k) Plan

•	Baltimore County Savings Bank Employee Savings Plan

You may vote your shares of F.N.B. common stock by instructing the trustee of the applicable plan pursuant to the voting instruction card that has been mailed with this joint proxy statement/prospectus to plan participants. The trustee will vote your shares in accordance with the instructions on your properly completed and signed voting instruction card, so long as the your voting instruction card is received by 3:00 a.m., Eastern Time, on [            ]. If you do not timely return your voting instruction card, the shares credited to your plan account will be voted by the trustee in the same proportion that it votes the shares for which it timely received voting instruction cards.

You may also revoke a previously given voting instruction card until 3:00 a.m., Eastern Time, on [                    ], by filing with the trustee either a written notice of revocation or a properly completed and signed voting instruction card at a later date.

Attending the Special Meeting

To be admitted to the F.N.B. special meeting, you must be a shareholder of record on the record date or, if you hold your shares of F.N.B. common stock in “street name” through a bank or broker, you must bring evidence of ownership of your shares of F.N.B. common stock as of the record date, such as a brokerage statement. In addition, you will need to present government-issued photo identification (such as a driver’s license or passport). If you are representing an entity that is a shareholder, you must also present documentation showing your authority to attend and act on behalf of the entity (such as a power of attorney, written proxy to vote or letter of authorization on the entity’s letterhead). We reserve the right to limit the number of representatives of any entity who may be admitted to the special meeting. No cameras, recording equipment, large bags or packages will be permitted in the special meeting. The use of cell phones, smart phones, tablets and other personal communication devices during the special meeting is also prohibited.

Voting in Person

If you hold shares of F.N.B. common stock in your name as a shareholder of record and wish to vote in person, you will be given a ballot at the meeting. If your shares are held in “street name” through a bank or broker and you wish to vote at the F.N.B. special meeting, you must bring obtain a proxy executed in your favor from the bank or broker in order to vote your shares in person at the F.N.B. special meeting. Whether or not you plan to attend the F.N.B. special meeting, F.N.B. requests that you complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope, or submit a proxy through the Internet or by telephone as described on the enclosed proxy card. This will not prevent you from voting in person at the F.N.B. special meeting but will assure that your vote is counted if you are unable to attend.

Solicitation of Proxies

F.N.B. and Metro will share equally the cost of printing this joint proxy statement/prospectus and the filing fees paid to the SEC. F.N.B. will bear all costs of soliciting proxies for the F.N.B. special meeting. F.N.B. has retained Regan & Associates, Inc. to assist in obtaining proxies by mail, facsimile or email from registered holders, broker firms, bank nominees and other institutions for the F.N.B. special meeting. The estimated cost of such service is $36,000, including out-of-pocket expenses. Additionally, directors, officers and employees of F.N.B. may solicit proxies personally or by telephone, facsimile or email. None of these persons will receive additional or special compensation for soliciting proxies. F.N.B. will, upon request, reimburse brokers, banks and other nominees for their reasonable costs associated with sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Delivery of Proxy Materials to Shareholders Sharing an Address

As permitted by the Securities Exchange Act of 1934, only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of F.N.B. sharing an address unless F.N.B. has previously received contrary instructions from one or more such shareholders. This is referred to as “householding.” Shareholders who hold their shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Shareholder Services, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, Pennsylvania 16148, or by calling F.N.B.’s transfer agent representative at (800) 368-5948, we will promptly send a separate copy of this document to a shareholder at a shared address where only a single copy of this document was delivered.

Questions and Additional Information

If you have additional questions about the merger or the special meeting, need assistance with submitting your proxy or would like to request additional copies of this document or the enclosed proxy card, please call the F.N.B. Corporate Secretary at (800) 555-5455, or call Regan & Associates, Inc., the proxy solicitor retained by F.N.B., at (800) 737-3426.

F.N.B. PROPOSALS

Proposal No. 1—F.N.B. Stock Issuance Proposal

It is a condition to the completion of the merger that F.N.B. issue shares of F.N.B. common stock pursuant to the merger agreement. The merger agreement provides that all shares of Metro common stock will no longer be outstanding upon completion of the merger, and each share of Metro common stock will be converted into the right to receive 2.373 shares of F.N.B. common stock.

F.N.B. is asking its shareholders to approve the issuance of F.N.B. common stock to the Metro shareholders pursuant to the merger agreement. The merger cannot be completed in accordance with the merger agreement without the issuance of F.N.B. common stock to Metro shareholders in the amount contemplated by the merger agreement; and such issuance of F.N.B. common stock cannot be completed without the approval of the shareholders of F.N.B because, under NYSE rules, F.N.B. may not issue a number of shares of common stock which equals or exceeds 20 percent of the number of shares that is outstanding before the issuance without first obtaining shareholder approval.

The F.N.B. board of directors recommends that F.N.B. shareholders vote “FOR” the F.N.B. stock issuance proposal.

Proposal No. 2—F.N.B. Adjournment Proposal

The F.N.B. special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the F.N.B. stock issuance proposal.

If, at the F.N.B. special meeting, the number of shares of F.N.B. common stock present or represented and voting in favor of the F.N.B. stock issuance proposal is insufficient to approve such proposal, F.N.B. intends to move to adjourn the F.N.B. special meeting in order to solicit additional proxies for the approval of the F.N.B. stock issuance proposal. In that event, F.N.B. will ask its shareholders to vote upon the F.N.B. adjournment proposal, but not the F.N.B. stock issuance proposal. In accordance with the F.N.B. bylaws, a vote to approve the proposal to adjourn the F.N.B. special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the F.N.B. special meeting to approve the F.N.B. stock issuance proposal may be taken in the absence of a quorum.

In this proposal, F.N.B. is asking its shareholders to authorize the holder of any proxy solicited by the F.N.B. board of directors on a discretionary basis to vote in favor of adjourning the F.N.B. special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from F.N.B. shareholders who have previously voted.

The F.N.B. board of directors recommends that F.N.B. shareholders vote “FOR” the F.N.B. adjournment proposal.

INFORMATION ABOUT F.N.B. CORPORATION

F.N.B. Corporation was formed in 1974 as a bank holding company. In 2000, F.N.B. elected to become, and remains, a financial holding company under the Gramm-Leach-Bliley Act of 1999.

F.N.B. is a diversified financial services company operating in six states and three major metropolitan areas, including Pittsburgh, Baltimore, Maryland and Cleveland, Ohio. As of June 30, 2015, F.N.B. had 284 banking offices throughout Pennsylvania, Ohio, Maryland and West Virginia. F.N.B. provides a full range of commercial banking, consumer banking and wealth management solutions through its subsidiary network which is led by its largest affiliate, First National Bank of Pennsylvania. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, international banking, business credit, capital markets and lease financing. Consumer banking provides a full line of consumer banking products and services including deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. Wealth management services include asset management, private banking and insurance. F.N.B. also operates Regency Finance Company, which had 73 consumer finance offices in Pennsylvania, Ohio, Kentucky and Tennessee as of June 30, 2015.

As of June 30, 2015, F.N.B. had total assets of $16.6 billion, loans of $11.6 billion and deposits of $12.4 billion.

The principal executive offices of F.N.B. are located at One North Shore Center, 12 Federal Street, Pittsburgh, Pennsylvania 15212, telephone number (800) 555-5455. Additional information about F.N.B. and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [    ].

INFORMATION ABOUT METRO BANCORP, INC.

Metro Bancorp, Inc. is a Pennsylvania business corporation and is registered as a bank holding company under the BHC Act. Metro is a one-bank holding company headquartered in Harrisburg, Pennsylvania and provides full banking services through its subsidiary, Metro Bank, at 32 stores in the Pennsylvania counties of Berks, Cumberland, Dauphin, Lancaster, Lebanon and York.

As of June 30, 2015, Metro had total assets of $3.0 billion, loans of $2.1 billion and deposits of $2.4 billion.

The principal trading market for Metro common stock (NASDAQ-GS: METR) is NASDAQ. The principal executive offices of Metro are located at 3801 Paxton Street, Harrisburg, Pennsylvania 17111, telephone number (888) 937-0004. Its Internet website is www.mymetrobank.com. The information on Metro’s website is not part of this joint proxy statement/prospectus. Additional information about Metro and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [    ].

THE MERGER

This joint proxy statement/prospectus is being provided to holders of shares of Metro common stock in connection with the solicitation of proxies by the board of directors of Metro to be voted at the Metro special meeting and at any adjournments or postponements of the Metro special meeting. At the Metro special meeting, Metro will ask its shareholders to vote on (1) a proposal to approve the adoption the merger agreement and the merger, (2) a proposal to approve, on an advisory (non-binding) basis, the compensation that will or may be paid to Metro’s named executive officers that is based on or otherwise relates to the merger, and (3) a proposal to approve one or more adjournments of the Metro special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the proposal to adopt the merger agreement.

This joint proxy statement prospectus is also being provided to holders of shares of F.N.B. common stock in connection with the solicitation of proxies by the board of directors of F.N.B. to be voted at the F.N.B. special meeting and at any adjournments or postponements of the F.N.B. special meeting. At the F.N.B. special meeting, F.N.B. will ask its shareholders to vote on (1) a proposal to approve the issuance of F.N.B. common stock pursuant to the merger agreement, and (2) a proposal to approve one or more adjournments of the F.N.B. special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the proposal to approve the issuance of F.N.B. common stock pursuant to the merger agreement.

Overview of the Merger

F.N.B.’s and Metro’s boards of directors have each approved the merger and the merger agreement. The merger agreement provides for Metro to merge with and into F.N.B. after certain closing conditions have been satisfied. If Metro shareholders approve adoption of the merger agreement and the merger and F.N.B. shareholders approve the issuance of F.N.B. common stock pursuant to the merger agreement, F.N.B. and Metro currently expect the merger will be completed during the first quarter of 2016. As a result of the merger, Metro’s separate corporate existence will cease and F.N.B. will be the surviving corporation. F.N.B.’s articles of incorporation and bylaws and the provisions of the Florida Business Corporation Act will govern the surviving corporation. The persons serving as the directors and officers of F.N.B. immediately before the merger also will be the directors and officers of the surviving corporation. However, at the time the merger is completed, the boards of directors of F.N.B. and First National Bank of Pennsylvania will be enlarged by one seat, and one current member of the board of directors of Metro, as mutually agreed by F.N.B. and Metro, will be appointed to the vacant seat. The appointed Metro director will be nominated for re-election at the first annual meeting of F.N.B. shareholders that is held after the merger is completed. As of the date of this joint proxy statement/prospectus, F.N.B. and Metro have not selected the director who will be appointed to the boards of directors of F.N.B. and First National Bank of Pennsylvania. For information about the identities, backgrounds, compensation and certain other matters relating to F.N.B.’s directors and executive officers, please refer to F.N.B.’s proxy statement for its 2015 annual meeting of shareholders, which is incorporated by reference herein. For information about Metro’s directors, please refer to Metro’s proxy statement for its 2015 annual meeting of shareholders, which is also incorporated by reference herein. See “Where You Can Find More Information” on page [    ]. The parties intend for the merger to be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code. See “Material U.S. Federal Income Tax Consequences of the Merger” on page [    ] for additional information.

Immediately after the merger of Metro into F.N.B. is completed, F.N.B.’s and Metro’s main operating subsidiaries, First National Bank of Pennsylvania, a national banking association, and Metro Bank, a Pennsylvania banking institution, will merge, with First National Bank of Pennsylvania being the surviving entity. Metro Bank and First National Bank of Pennsylvania have entered into a merger agreement setting forth their agreement to merge and the terms and conditions of the merger. The form of the bank merger agreement is attached as Exhibit A to the merger agreement between F.N.B. and Metro.

All outstanding shares of Metro common stock will be cancelled as a result of the merger of Metro with and into F.N.B. As merger consideration in exchange for the cancelled shares, F.N.B. will issue shares of its common stock to all persons who were Metro common shareholders immediately before the merger occurred (excluding certain shares held by F.N.B., Metro and their subsidiaries, if any of them hold shares of Metro common stock). The number of shares of F.N.B. common stock each shareholder is entitled to receive will be calculated based on a fixed exchange ratio of 2.373 shares of F.N.B. common stock for each share of Metro common stock owned. No fractional shares of F.N.B. common stock will be issued in the merger. Instead, Metro shareholders will be entitled to receive cash in lieu of any fractional shares of F.N.B. common stock they would otherwise be entitled to receive.

F.N.B. and Metro can provide no assurance that the value of the 2.373 shares of F.N.B. common stock at the time the merger is completed will be substantially equivalent to the value of 2.373 shares of F.N.B. common stock at the time their shareholders, respectively, vote to approve the merger. Because the market value of F.N.B. common stock fluctuates, the value of the 2.373 shares of F.N.B. common stock that Metro shareholders will receive as merger consideration will fluctuate correspondingly.

Upon completion of the merger, all shares of F.N.B. capital stock issued and outstanding as of the completion of the merger will remain outstanding and will be unaffected by the merger. F.N.B. common stock will continue to trade on the NYSE under the symbol “FNB” following the merger. Based on information as of the record date, immediately after the merger is completed, without giving effect to any shares of F.N.B. common stock held by Metro shareholders prior to the merger, holders of F.N.B. common stock will own approximately [     ] % of all outstanding shares of F.N.B. common stock, and holders of Metro common stock will own approximately [     ] % of all outstanding shares of F.N.B. common stock.

Background of the Merger

As part of Metro’s and F.N.B.’s ongoing consideration and evaluation of their respective long-term prospects and strategies, Metro’s and F.N.B.’s boards of directors and executive management have regularly reviewed and assessed their respective business strategies and objectives, including strategic opportunities and challenges, and have considered various strategic options potentially available to each company, all with the goals of increasing profitability and enhancing long-term value for their respective shareholders, as well as maximizing benefits to their respective employees, depositors and customers and the communities that they serve. These strategic discussions have focused on, among other things, the business and regulatory environment facing financial institutions generally (including the pressures Metro, F.N.B. and other banks of similar sizes have been facing since the financial crisis), and Metro and F.N.B., in particular (including the challenges to, and potential opportunities for, Metro’s and F.N.B.’s respective strategic plans presented by the current and anticipated business and regulatory environment), as well as market and other conditions in the financial services industry. Metro’s and F.N.B.’s boards of directors and executive management have considered both internal growth strategies and strategic business combinations as means of achieving economies of scale and Metro’s board of directors has also considered unsolicited inquiries from third parties regarding potential strategic business combinations. In certain cases, each of Metro and F.N.B. has conducted strategic reviews with the assistance of its financial and legal advisors.

On October 14, 2014, Metro announced a series of initiatives that its board of directors approved to increase shareholder returns and improve profitability by reducing costs. In developing these initiatives, Metro’s board of directors carefully considered the views of Metro’s shareholders (including, among others, the views publicly expressed by certain of its shareholders that Metro should seek to be acquired by a larger institution) and conducted a strategic evaluation with the assistance of Metro’s financial advisor, Sandler O’Neill & Partners, L.P., and its legal advisors, Mette Evans & Woodside P.C. and Sullivan & Cromwell LLP. Metro’s board of directors concluded at the time that the continued execution of the strategic plan that Metro had in place, including the newly announced initiatives, was in the best interests of Metro and would drive long-term value for all of Metro’s stakeholders.

On April 24, 2015, Metro’s board of directors held a special meeting and reviewed management’s identification of additional potential opportunities to improve performance and potential challenges to Metro’s existing strategic plan. Metro’s board of directors also discussed the challenges that activist shareholders have posed to Metro in particular and other regional banks of similar size more generally, as well as the inclusion of a nominee of a shareholder, which had previously advocated for Metro to seek to be acquired by a larger institution, on Metro’s slate of director nominees at its 2015 annual meeting, subject to execution of an agreement with that shareholder. In connection with its review of Metro’s existing strategic plan, the board of directors also considered whether a strategic business combination would merit further evaluation as a strategic option available to Metro. Representatives of Sandler O’Neill were invited to this meeting, along with representatives of Mette Evans & Woodside, and, at the request of Metro’s board of directors, representatives of Sandler O’Neill reviewed the pricing metrics of recently announced transactions involving other banking institutions in the Mid-Atlantic region and nationally and also reviewed a broad list of potential acquirers in the Mid-Atlantic region, including F.N.B and other banking institutions that Sandler O’Neill expected would have an interest in a transaction focused on the markets serviced by Metro and whose financial resources would allow them to acquire Metro. Representatives of Sandler O’Neill also discussed with Metro’s board of directors the implications of this data for a business combination transaction involving Metro and noted that from this broad list of financial institutions, a reasonably large subset of them could be receptive to considering a strategic business combination with Metro. Metro’s directors and representatives of Sandler O’Neill also discussed the value to Metro’s shareholders of a potential strategic business combination as compared to Metro’s ability to grow its balance sheet, drive earnings growth and improve its valuation and share price through independent operations in the next several years in light of market and economic conditions. Representatives of Sandler O’Neill suggested that six to ten potential acquirers from the broad list discussed with the Metro board of directors should be considered if Metro’s board of directors decided to proceed with the process. Sandler O’Neill’s suggestion to limit the process to six to ten potential acquirers reflected a number of considerations, including, among others, permitting a manageable due diligence process and mitigating the risk that Metro’s having commenced a process for its potential sale would be leaked or otherwise become widely known. Following this discussion, Metro’s board of directors authorized representatives of Sandler O’Neill to gauge the interest of eight financial institutions from the broad list, including F.N.B, in acquiring Metro but emphasized that it would only consider an acquisition proposal if it included financial terms that would provide Metro’s shareholders with a significant premium over Metro’s stock price. The list of potential acquirers to contact was developed by Sandler O’Neill, reflected suggestions from Metro’s board of directors and included financial institutions, such as F.N.B., that had previously made unsolicited inquiries regarding a potential strategic business combination with Metro. In 2013, during a brief conversation between Gary L. Nalbandian, the Chairman, President and Chief Executive Officer of Metro, and Vincent J. Delie, Jr., the President and Chief Executive Officer of F.N.B., Mr. Delie had suggested F.N.B. might be interested if Metro should ever pursue a sale of the company. In determining to select Sandler O’Neill as its financial advisor, Metro’s board of directors considered Sandler O’Neill’s reputation as a nationally recognized investment banking firm whose principal business specialty is financial institutions, its experience in the valuation of financial institutions and their securities in connection with mergers and acquisitions, Sandler O’Neill’s prior performance in providing investment banking services to Metro and Sandler O’Neill’s familiarity with Metro and its business.

On April 29, 2015, at the direction of Metro’s board of directors, Mr. Nalbandian instructed representatives of Sandler O’Neill to contact the eight potential acquirers on the list developed by Sandler O’Neill, in consultation with Metro’s board of directors, to determine the feasibility of initiating a process for the sale of Metro. Between May 1 and May 4, 2015, representatives of Sandler O’Neill contacted these financial institutions to determine whether they would be interested in participating in such a process. In these contacts, representatives of Sandler O’Neill asked potential acquirers whether they would be interested in acquiring a Pennsylvania bank that was a client of Sandler O’Neill and was exploring a sale, among its other strategic options. Vincent J. Delie, Jr., the President and Chief Executive Officer of F.N.B., was among those contacted by representatives of Sandler O’Neill.

On May 11, 2015, Metro’s board of directors held a special meeting to review the results of Sandler O’Neill’s preliminary contacts with the eight financial institutions, including F.N.B., on the list developed by representatives of Sandler O’Neill in consultation with Metro’s board of directors. Representatives from Sandler O’Neill and Mette Evans & Woodside, Metro’s legal advisor, were also in attendance. In connection with their review, Metro’s board of directors received and considered a presentation from Sandler O’Neill that included an updated overview of the process proposed to be undertaken, a timetable for soliciting indications of interest from potential acquirers and an updated overview of the current merger and acquisition environment for regional banks, both nationwide and in the Mid-Atlantic region. Representatives of Sandler O’Neill also reported that, based on their preliminary communications, there appeared to be reasonable to strong interest from six of the eight institutions contacted in participating in the sale process described by representatives of Sandler O’Neill in its earlier contacts with them. In addition, Sandler O’Neill’s presentation included an updated overview of the financial performance and financial condition of the six financial institutions considered by representatives of Sandler O’Neill as likely to be interested in acquiring Metro, based on Sandler O’Neill’s earlier communications with the initial group of eight financial institutions between May 1 and May 4. At this meeting, Metro’s board of directors did not determine to take any further action regarding a possible sale.

On May 28, 2015, Metro’s board of directors held a special meeting to discuss a number of items, including changes to certain service provider relationships, succession planning, management’s financial forecast and Wall Street analyst estimates and the expansion of the board in connection with Metro’s 2015 annual meeting. Members of Metro’s management and representatives from Sandler O’Neill and Metro’s legal advisors, Mette Evans & Woodside and Sullivan & Cromwell, were also in attendance. During the meeting, Metro’s board also discussed whether to pursue a possible sale of Metro and, if so, the next steps regarding a potential process for the sale. With the advice and input of members of Metro’s management and representatives of Sandler O’Neill, Mette Evans & Woodside and Sullivan & Cromwell, and after discussion and consideration, Metro’s board of directors determined to authorize representatives of Sandler O’Neill to enter into confidentiality and non-disclosure agreements with the six financial institutions that had previously indicated an interest in participating in the sale process Sandler O’Neill had discussed with those financial institutions, with the intent of obtaining preliminary, non-binding indications of interest from them for the sale of Metro.

On May 29, 2015, Mr. Delie visited Sandler O’Neill’s offices for an informal meeting at which Mr. Delie and representatives of Sandler O’Neill discussed general business conditions affecting the banking industry. During the meeting, one of the representatives of Sandler O’Neill who was advising Metro on a potential sale process approached Mr. Delie and informed him that Metro was the Pennsylvania bank client that had been mentioned to Mr. Delie earlier that month and that Metro had decided to proceed with a sale process. This representative of Sandler O’Neill asked Mr. Delie if F.N.B. would be interested in participating in such a process, and Mr. Delie responded affirmatively, that F.N.B. would be interested in participating in the sale process.

Over the next few weeks, representatives of Sandler O’Neill again contacted the six financial institutions seen as likely to be interested in acquiring Metro, including F.N.B. As part of Sandler O’Neill’s contacts with these financial institutions, representatives of Sandler O’Neill emphasized that potential acquisition proposals would need to include financial terms that provided Metro’s shareholders with a significant premium over Metro’s stock price. Sandler O’Neill, as authorized representative and on behalf of Metro, entered into confidentiality and non-disclosure agreements with these six financial institutions. Following the execution of their confidentiality and non-disclosure agreements, representatives of these six financial institutions were granted access to a virtual data room containing limited non-public information regarding Metro in order to facilitate these institutions’ preparation of their preliminary, non-binding indications of interest. Representatives of Sandler O’Neill requested that these financial institutions provide their preliminary, non-binding indications of interest by June 22, 2015, setting forth the financial and other material terms of a strategic business combination involving Metro. On June 22, 2015, F.N.B. submitted its preliminary, non-binding indication of interest and another of the financial institutions that had entered into confidentiality and non-disclosure agreements (“Bank A”) requested an extension of the bid deadline in order to continue preparing its preliminary indication of interest. The remaining four financial institutions that had entered into confidentiality and non-disclosure agreements with respect to a potential transaction with Metro declined to submit indications of interest.

On June 24, 2015, Metro’s board of directors held a special meeting to discuss the status of the sale process at the time. Members of Metro’s management and representatives from Sandler O’Neill, Mette Evans & Woodside and Sullivan & Cromwell were also in attendance. Representatives of Mette Evans & Woodside and Sullivan & Cromwell discussed with the Metro board of directors the legal framework for the Metro directors’ consideration of a potential business combination transaction. Representatives of Sandler O’Neill reported that on June 22, 2015, F.N.B. had submitted a preliminary, non-binding indication of interest to acquire Metro in an all-stock merger transaction. Representatives of Sandler O’Neill described F.N.B.’s preliminary, non-binding indication of interest, which stated, based on information that had been made available, and subject to various conditions, that F.N.B. was prepared to offer Metro’s shareholders a purchase price within the range of $35.00 to $38.00 per share, representing an exchange ratio of 2.470x to 2.682x per share of Metro common stock and a premium of at least 33% over the $26.26 closing price of Metro’s common stock on June 19, 2015, the last trading day prior to the date of F.N.B.’s indication of interest. F.N.B.’s preliminary, non-binding indication of interest also stated that F.N.B. intended to honor all executive severance agreements, individual change of control agreements and retention agreements and that F.N.B. planned to create a Harrisburg Community Advisory Board to assist in identifying and engaging with customers, civic leaders and nonprofit organizations throughout the Harrisburg region. In the preliminary, non-binding indication of interest, F.N.B. did not offer to include a Metro director on the F.N.B. board of directors upon completion of the merger. Representatives of Sandler O’Neill also discussed Bank A’s request for an extension of time and reported that the remaining four financial institutions that had entered into confidentiality and non-disclosure agreements with Metro had decided not to submit an indication of interest due to the fact that they either would not be able to meet the valuation expectations of Metro’s board of directors, or that they did not think they would be able to match the financial and other material terms that they expected would be proposed by the other institutions that they believed would be interested in acquiring Metro. Metro’s board of directors discussed F.N.B.’s proposal, the fact that it offered a significant premium over Metro’s stock price, the possibility that the purchase price offered by F.N.B. could ultimately be lower in its final bid, Metro’s strategic alternatives, and various considerations relating to a potential business combination transaction. At the conclusion of this meeting, Metro’s board of directors authorized Metro’s management and representatives of Sandler O’Neill to commence a more extensive due diligence process with F.N.B. and to request that F.N.B. submit its final bid within 30 days. Metro’s board of directors also authorized an extension of the bid deadline for Bank A.

Late in the week of June 29, 2015, Bank A informed representatives of Sandler O’Neill that it had decided not to submit an indication of interest due to other strategic considerations it was evaluating.

Over the course of the next few weeks, F.N.B. conducted its due diligence investigation of Metro. Discussions between F.N.B., Metro and their respective advisors continued, and the parties conducted negotiations of the terms of the potential merger, including the amount of consideration and the treatment of, and compensation and benefits to, officers and employees of Metro, among other matters. Additionally, Metro and F.N.B. discussed post-closing governance matters, including advisory roles for Metro directors selected by mutual agreement of Metro and F.N.B., specifically, the appointment of one current Metro director to the F.N.B. board of directors upon completion of the merger, and the advisory board described in F.N.B.’s preliminary, non-binding indication of interest. From July 7 through July 10, 2015, representatives from F.N.B. and its financial advisors met with representatives from Metro and Sandler O’Neill at an off-site location in Harrisburg, Pennsylvania for due diligence sessions.

On July 20, 2015, a representative of Sandler O’Neill sent F.N.B.’s financial advisors final bid instructions, requesting that F.N.B. provide its final bid by July 22, 2015. On July 22, 2015, F.N.B. requested and was granted an extension for its final bid until July 23, 2015.

On July 23, 2015, F.N.B. submitted its final bid to acquire Metro in an all-stock merger transaction with consideration based on a fixed exchange ratio of 2.373 shares of F.N.B. common stock for each share of Metro common stock. F.N.B.’s proposed exchange ratio represented a purchase price of $34.50 per share of Metro common stock based on F.N.B.’s closing stock price on July 22, 2015, the last trading day prior to the date of the final bind. F.N.B. management explained that the lower exchange ratio and implied value per share of Metro common stock expressed in F.N.B.’s final bid had resulted from the recent due diligence sessions. Specifically, F.N.B. had increased its estimate of one-time expense charges associated with the transaction significantly, by approximately 24%, from the initial estimate that had been used for F.N.B.’s preliminary, non-binding indication of interest, and had increased the estimated credit mark used for F.N.B.’s preliminary, non-binding indication of interest from 3.0% to approximately 4.9%. F.N.B.’s proposal also indicated, among other things, that F.N.B. would like to discuss continuing roles for a majority of Metro’s employees after completion of the merger; that F.N.B. would agree to appoint one member of Metro’s current board of directors to its board; and that after the closing of the merger F.N.B. would form the Harrisburg Community Advisory Board described in its preliminary, non-binding indication of interest and would invite two of Metro’s directors to join the advisory board. F.N.B. included a draft merger agreement with its revised indication of interest, which contained terms that were consistent with the merger agreements F.N.B. had recently used for its prior acquisitions.

On July 24, 2015, Metro’s board of directors held a special meeting to review and consider the revised indication of interest from F.N.B. Members of Metro’s management and representatives from Sandler O’Neill, Mette Evans & Woodside and Sullivan & Cromwell were also in attendance. Representatives of Sandler O’Neill discussed with Metro’s board of directors various financial aspects of the proposed merger. Following discussions of the terms of F.N.B.’s proposal, Metro’s board of directors determined that continuing to pursue a transaction with F.N.B. would be in the best interests of Metro, its shareholders and other stakeholders, authorized management to continue reverse due diligence on F.N.B. and authorized Metro’s management and representatives from Sandler O’Neill, Mette Evans & Woodside and Sullivan & Cromwell to negotiate a definitive merger agreement with F.N.B. and its financial and legal advisors.

During the week of July 27, 2015, Metro and F.N.B. and their respective financial and legal advisors engaged in negotiations of the terms of the merger agreement and Metro and F.N.B. concluded their respective due diligence investigations. These due diligence investigations included reverse due diligence sessions that were held on July 28, 2015, at F.N.B.’s corporate headquarters in Pittsburgh, Pennsylvania, during which representatives from each of Metro, Sandler O’Neill, RBC and Mette, Evans & Woodside met with representatives from F.N.B.

On the morning of July 31, 2015, Metro’s board of directors held a special meeting to further review and consider the proposed merger with F.N.B. All members of Metro’s board of directors were in attendance. Members of Metro’s management and representatives from Sandler O’Neill, Mette Evans & Woodside and Sullivan & Cromwell were also in attendance. At the meeting, Metro’s chief executive officer updated Metro’s board of directors on the status of the proposed merger and reviewed the strategic rationale and the anticipated benefits of the proposed merger, as described in “—Recommendation of the Metro Board of Directors and Reasons for the Merger” beginning on page [    ], and certain other of Metro’s executive officers summarized the results of the reverse due diligence conducted on F.N.B. Representatives of Mette Evans & Woodside and Sullivan & Cromwell updated Metro’s board of directors on the negotiations with F.N.B. regarding the merger agreement, including Metro’s request to include downward price protection in the transaction, which would allow Metro to terminate the merger agreement without payment of any termination fee if, immediately prior to the closing of the merger, the value of F.N.B. common stock declined significantly and the magnitude of the decline were greater than the decline in value being experienced by an index of banking institutions, and further discussed the legal framework for the Metro directors’ consideration of the merger with F.N.B. Representatives of Sandler O’Neill reviewed the financial aspects of the proposed merger and rendered an oral opinion (which was subsequently confirmed in writing) to the Metro board of directors to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill as set forth in such written opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Metro common stock. See “—Opinion of Metro’s Financial Advisor in Connection with the Merger,” beginning on page [    ], for more information. On July 30, 2015, the last trading date prior to the meeting, based on F.N.B.’s and Metro’s closing prices on that day, the value of the proposed merger consideration was approximately $32.75 per share. The value of the proposed merger consideration represented a premium of 35% over the closing price of Metro common stock of $24.27 on that date, which was greater than the low end of the premium range set forth in F.N.B.’s preliminary, non-binding indication of interest.

Following these discussions, the Metro board of directors unanimously authorized and directed Metro’s management and its advisors to proceed to finalize the merger agreement and scheduled an additional meeting for August 2, 2015 to further discuss and consider the potential merger with F.N.B.

On July 31, 2015, the F.N.B. board of directors held a special meeting to review and consider the proposed merger and merger agreement with Metro. All but one member of F.N.B.’s board of directors attended the meeting. Members of F.N.B.’s senior management and representatives of RBC, F.N.B.’s financial advisor, also were in attendance. At the meeting, the F.N.B. board of directors considered the structure and terms of the proposed merger; the amount of shares of F.N.B. common stock that would be required to be issued in the merger; Metro’s attractive branch network which aligns with F.N.B.’s branch footprint in the central Pennsylvania area; and other related matters, including those described in “—Recommendation of the F.N.B. Board of Directors and Reasons for the Merger.” Representatives of RBC reviewed the financial aspects of the proposed merger and RBC rendered an oral opinion to the F.N.B. board of directors to the effect that the exchange ratio in the proposed merger was fair, from a financial point of view, to F.N.B. The F.N.B. board of directors engaged in discussion with representatives of RBC regarding RBC’s oral fairness opinion and made inquiries of representatives of RBC regarding various aspects of RBC’s analysis and oral opinion.

Between July 31, 2015 and August 2, 2015, Metro and F.N.B. and representatives from their respective legal and financial advisors continued to engage in negotiations of the terms of the merger agreement.

On the afternoon of August 2, 2015, Metro’s board of directors met to further review and consider the proposed merger and merger agreement. One member of Metro’s board of directors was unable to attend. Members of Metro’s management and representatives from Sandler O’Neill, Mette Evans & Woodside and Sullivan & Cromwell were also in attendance. At the meeting, Metro’s management and representatives of Mette Evans & Woodside and Sullivan & Cromwell updated the Metro board of directors on the status of the negotiation of the definitive merger agreement. Representatives from Sandler O’Neill reviewed the financial aspects of the proposed merger, which were consistent with the terms reviewed and approved by the board of directors on July 31, 2015. Following these discussions, and review and discussion among Metro’s directors, including consideration of the factors described under “—Recommendation of the Metro Board of Directors and Reasons for the Merger,” beginning on page [    ], and consideration of the above-referenced presentations, the Metro board of directors determined that the merger, the merger agreement and the other transactions contemplated by the proposed merger agreement, to be fair to and in the best interests of Metro, and approved and adopted the proposed merger agreement and the transactions contemplated by it. The Metro board of directors then directed Metro’s management, with the assistance of Metro’s financial and legal advisors, to finalize and execute a definitive merger agreement on the terms reviewed at the board meeting. The Metro board of directors also directed that the merger agreement be submitted to Metro shareholders for approval, and recommended that shareholders approve and adopt the merger agreement.

Between August 2, 2015 and August 4, 2015, Metro and F.N.B. and representatives from their respective legal and financial advisors finalized the merger agreement and related exhibits and schedules.

On the afternoon of August 3, 2015, F.N.B.’s board of directors held a special meeting to obtain an update on and further review and consider the proposed merger and merger agreement with Metro. Three members of F.N.B.’s board of directors were unable to attend. Members of F.N.B.’s senior management and representatives from each of RBC and Griffin were also in attendance. Griffin had been engaged by F.N.B. on August 2, 2015 to render a fairness opinion with respect to the exchange ratio in the proposed merger, on the condition that Griffin had the capacity to render such an opinion within such a short time frame. In light of the size of the proposed transaction with Metro, which necessitated obtaining F.N.B. shareholder approval in connection with the merger, the F.N.B. board of directors believed that obtaining a financial analysis and fairness opinion from a second investment banking firm would be prudent and provide additional useful information for the board of directors’ deliberations. At the meeting, F.N.B.’s management provided an update regarding the negotiation of the definitive merger agreement with Metro. The F.N.B. board of directors then asked RBC to confirm there were no material changes to the oral fairness opinion that RBC had delivered to the F.N.B. board of directors on July 31, 2015. Representatives of RBC confirmed that, as of August 3, 2015, there were no material changes to that oral opinion and reviewed RBC’s fairness opinion presentation materials with the board of directors. RBC subsequently delivered to the F.N.B. board of directors its written opinion dated August 3, 2015, to the effect that, as of that date and subject to the assumptions, qualifications and limitations and other matters set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to F.N.B. Following RBC’s presentation, Griffin rendered an oral opinion to the F.N.B. board of directors, which was subsequently confirmed by delivery of a written opinion dated August 3, 2015, to the effect that, as of that date and subject to the assumptions, qualifications and limitations described to the board of directors, the merger consideration proposed to be paid in the merger was fair, from a financial point of view, to the shareholders of F.N.B. The F.N.B. board of directors questioned Griffin regarding various aspects of its fairness opinion and the market in which Metro operates, and F.N.B.’s directors discussed among themselves the Griffin fairness opinion and other related matters, including those described in “—Recommendation of the F.N.B. Board of Directors and Reasons for the Merger.” Following their discussion, the F.N.B. board of directors determined the terms of the proposed merger to be fair to, and in the best interest of F.N.B. and its shareholders, and approved the merger and the merger agreement, including the issuance of F.N.B. common stock pursuant to the merger agreement. The F.N.B. board of directors also authorized a special meeting of F.N.B. shareholders to vote upon the stock issuance and recommended that the F.N.B. shareholders vote in favor of the stock issuance.

Metro and F.N.B. executed the merger agreement and announced the transaction in a joint press release late in the morning on August 4, 2015.

Recommendation of the Metro Board of Directors and Reasons for the Merger

Prior to reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement, the Metro board of directors considered whether to remain independent, pursue a business combination transaction in which Metro would be acquired or pursue other strategic opportunities. With the assistance of Metro’s executive management and financial and legal advisors, Metro’s board of directors undertook an extensive review of strategic alternatives and the potential risks, rewards and uncertainties associated with those alternatives. In determining that the merger would be the best alternative and in the best interests of Metro’s shareholders and other stakeholders, Metro’s board of directors considered a number of factors, including the following material factors:

•	the fact that the process undertaken by Metro, with the assistance of its financial and legal advisors, with respect to a potential sale was comprehensive, thorough and intended to maximize value for Metro’s shareholders;

•	the fact that the implied dollar value of the merger consideration as of July 30, 2015 of about $32.75 for each share of Metro common stock represented a premium of approximately 34.9% over the closing price of the Metro common stock on July 30, 2015;

•	the fact that the implied dollar value of the merger consideration as of July 30, 2015 reflected a ratio of price to last twelve month earnings per share of 22.7x and was 173% of each of Metro’s book value per share and tangible book value per share as of June 30, 2015;

•	the greater liquidity of F.N.B. common stock, in terms of average daily trading volume, and the increased level of future cash dividends anticipated to be received by Metro shareholders (which, at the proposed exchange ratio, would equal $1.14 annually per Metro common share, versus the rate of $0.28 annually per Metro common share in place as of August 2, 2015);

•	the fact that F.N.B. expected earnings share accretion in the first full year (i.e., 2017) of 4% on a GAAP basis and 6% on a cash basis following completion of the merger, and the increased level of earnings per share, on a pro forma basis, for Metro shareholders following completion of the merger;

•	the fact that F.N.B. expected tangible book value per share to be diluted by approximately 3% upon completion of the merger;

•	the historical performance of F.N.B. common stock;

•	the written opinion of Sandler O’Neill, Metro’s financial advisor, dated August 2, 2015, delivered to the Metro board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of shares of Metro common stock of the merger consideration in the proposed merger, as more fully described below under “—Opinion of Metro’s Financial Advisor in Connection with the Merger”;

•	F.N.B.’s past record of integrating acquisitions and of realizing projected financial goals and benefits of acquisitions;

•	the potential risks associated with successfully integrating Metro’s business, operations and workforce with those of F.N.B., including the costs and risks of successfully integrating the companies;

•	Metro’s prospects as an independent institution, including the decision of the Metro board of directors to commence searching for a successor CEO and other considerations relating to management succession planning, the likely effects from combining with a larger financial institution on Metro’s shareholders and other stakeholders, and the views publicly expressed by certain of Metro’s shareholders, including challenges to Metro’s strategic plan and advocacy for the sale of Metro;

•	the complementary nature of the capital and balance sheet structures, business strategies, customers, cultures and geographic markets of the two companies, which, along with F.N.B.’s acquisition experience, management of Metro believed should provide the opportunity to mitigate integration risks and increase potential returns, including, in particular, that the geographic scope of the two companies contains relatively little overlap, enabling F.N.B. and Metro both to expand their businesses and for Metro to preserve retail jobs;

•	its understanding of the current and prospective environment in which Metro and F.N.B. operate and expect to operate, including national and local economic conditions, the interest rate environment, the competitive and regulatory environments for financial institutions generally, and the likely effect of these factors on Metro both with and without the merger;

•	the management, financial and employee resources required to continue to pursue Metro’s strategic plan, and the risks and challenges inherent in a successful execution of the strategic plan;

•	the publicly expressed views of several large shareholders in favor of Metro’s seeking a merger transaction;

•	the factors motivating Metro to commence a process, with the assistance of its advisors, to identify and seek acquisition proposals from potential acquirers, and the results of that process, in each case as more fully described above under “—Background of the Merger”;

•	the fact that 100% of the merger consideration would be in stock and the fixed exchange ratio, which would allow Metro shareholders to participate in the future performance of the combined company through their ownership of F.N.B. common stock;

•	the expected tax treatment of the merger as a “reorganization” for United States federal income tax purposes;

•	the terms of the merger agreement, including, among others, the belief of the Metro board of directors that the termination fee would not be likely to significantly deter another party from making a superior acquisition proposal, Metro’s ability to consider unsolicited offers from third parties in the circumstances described in the next bullet point, the ability of the Metro board of directors to change its recommendation to Metro shareholder regarding the merger in certain circumstances, and the ability of Metro to terminate the merger agreement in certain circumstances;

•	the fact that the merger agreement provides that Metro may take certain actions in response to an unsolicited bona fide acquisition proposal under specific circumstances, including the determination by Metro’s board of directors (in accordance with the merger agreement and after consultation with Metro’s outside legal counsel and, with respect to financial matters, its financial advisors) that the failure to take such actions would result in a violation of its fiduciary duties under applicable law;

•	F.N.B.’s commitment in the merger agreement to appoint one current Metro director to the F.N.B. board of directors upon completion of the merger and to include that director on F.N.B.’s slate of directors at its annual meeting following completion of the merger;

•	F.N.B.’s commitment in the merger agreement to create a Harrisburg Community Advisory Board to advise F.N.B. on its operations in the area served by Metro and to generate additional business contacts for F.N.B. in that area;

•	its review and discussions with Metro’s CEO, other members of executive management and legal and other advisors concerning the due diligence examination of F.N.B.;

•	the regulatory and other approvals required in connection with the merger, consideration of the relevant factors assessed by the regulators for the approvals and the parties’ evaluations of those factors, F.N.B.’s record of obtaining prior regulatory approvals and an evaluation of the risks that such approvals would not be received in a reasonably timely manner and without the imposition of unacceptable conditions;

•	the risk that the merger may not be consummated or that the closing may be unduly delayed, including as a result of factors outside either Metro’s or F.N.B.’s control; and

•	the potential risk of diverting management attention and resources from the operation of Metro’s and F.N.B.’s business and towards the completion of the merger and the integration of the two companies.

The foregoing discussion of the information and factors considered by the Metro board of directors is not intended to be exhaustive, but includes the material factors considered by the Metro board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Metro board of directors did not quantify or assign any relative weights to the factors considered, including discussions with, and questioning of, Metro’s executive management and Metro’s financial and legal advisors, and individual directors may have given different weights to different factors. The Metro board of directors considered all these factors as a whole, and overall considered the factors to be favorable to, and to support, its determination.

The foregoing discussion of the information and factors considered by the Metro board of directors is forward-looking in nature. This information should be read in light of the factors described under the section

entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [    ] of this joint proxy statement/prospectus.

For the reasons set forth above, Metro’s board of directors has approved and adopted the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger and merger consideration, are in the best interests of Metro, and recommends that Metro shareholders vote “FOR” the proposal to approve the merger agreement.

Opinion of Sandler O’Neill & Partners, L.P. in Connection with the Merger

By letter dated June 25, 2015, Metro retained Sandler O’Neill, to act as financial advisor to Metro’s board of directors in connection with Metro’s consideration of a possible business combination involving Metro and a second party. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Metro’s board of directors also considered the fact that Sandler O’Neill is familiar with Metro and its business as Sandler O’Neill has provided investment banking services to Metro in the past.

Sandler O’Neill acted as financial advisor in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the July 31, 2015 meeting at which Metro’s board of directors considered and discussed the terms of the merger agreement and the merger, Sandler O’Neill delivered to Metro’s board of directors its oral opinion, which was subsequently confirmed in writing on August 2, 2015, that, as of such date, the merger consideration was fair to the holders of Metro common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Metro’s common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, regulatory, market and other conditions as they existed on, and the information made available to Sandler O’Neill as of, that date. Events occurring or information available after that date could materially affect its opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. The opinion was directed to Metro’s board of directors and is directed only to the fairness of the merger consideration to the holders of Metro common stock from a financial point of view. It does not address the underlying business decision of Metro to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of Metro’s common stock as to how such shareholder should vote at the special meeting with respect to the merger or any other matter. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Metro’s officers, directors or employees, or class of such persons, relative to the per share consideration to be received by Metro’s shareholders.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

•	drafts of the merger agreement, dated July 31, 2015 and August 2, 2015;

•	certain publicly available financial statements and other historical financial information of Metro that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of F.N.B. that Sandler O’Neill deemed relevant;

•	publicly available mean and median analyst earnings per share estimates for Metro for the years ending December 31, 2015 and December 31, 2016;

•	certain internal financial projections for Metro for the years ending December 31, 2015 through December 31, 2018, as discussed with the senior management of Metro;

•	publicly available mean and median analyst earnings per share estimates for F.N.B. for the years ending December 31, 2015 and December 31, 2016;

•	certain financial projections for F.N.B. for the years ending December 31, 2017 and December 31, 2018 based upon publicly available analyst earnings per share estimates for F.N.B., F.N.B.’s historical financial performance and certain strategic growth targets as discussed with the senior management of F.N.B.;

•	certain estimated transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior managements of Metro and F.N.B.;

•	a comparison of certain financial and other information, including relevant stock trading information, for Metro and F.N.B. with similar publicly available information for certain other commercial banks, the securities of which are publicly traded;

•	the terms and structures of other recent mergers and acquisition transactions in the banking sector;

•	the current market environment generally and in the commercial banking sector in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Metro the business, financial condition, results of operations and prospects of Metro and held similar discussions with the senior management of F.N.B. regarding the business, financial condition, results of operations and prospects of F.N.B.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Metro and F.N.B., or that was otherwise reviewed by it, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of the senior management of each of Metro and F.N.B. that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Metro or F.N.B., or any of their respective subsidiaries. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Metro, F.N.B. or the combined entity after the merger and did not review any individual credit files relating to Metro or F.N.B. Sandler O’Neill assumed, with Metro’s consent, that the respective allowances for loan losses for both Metro and F.N.B. were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available mean and median analyst earnings per share estimates for Metro and F.N.B. In addition, Sandler O’Neill used certain internal financial projections for Metro, as discussed with the senior management of Metro, as well as certain financial projections for F.N.B. which were developed by Sandler O’Neill based upon publicly available analyst earnings per share estimates for F.N.B., F.N.B.’s historical financial performance and certain strategic growth targets as discussed with the senior management of F.N.B. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments and expected cost savings and other synergies which were prepared by and/or reviewed with the senior managements of Metro and F.N.B. With respect to these projections, estimates and judgments, the respective management of Metro and F.N.B. confirmed to Sandler O’Neill that those projections, estimates and judgments reflected the best currently available projections, estimates and judgments of the managements of Metro and F.N.B., respectively, and Sandler O’Neill assumed that such projections and estimates would be achieved. Sandler O’Neill expressed no opinion as to such projections, estimates or judgments or the assumptions on which they were based. Sandler O’Neill assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Metro or F.N.B. since the date of the most recent financial data made available to Sandler O’Neill. Sandler O’Neill also assumed in all respects material to its analysis that Metro and F.N.B. would remain as going concerns for all periods relevant to its analyses. Finally, Sandler O’Neill expressed no opinion as to any of the legal, accounting and tax matters relating to the merger or any other transactions contemplated in connection therewith.

Sandler O’Neill also assumed, with Metro’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms of the merger agreement and all related agreements, that all of the representations and warranties contained in the merger agreement were true and correct in all material respects, that each of the parties to the merger agreement would perform in all material respects all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement were not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Metro, F.N.B. or the merger, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements.

Sandler O’Neill’s analyses were necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of the date of its opinion. Events occurring after that date could materially affect Sandler O’Neill’s views and Sandler O’Neill did not undertake to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill’s opinion was approved by its fairness opinion committee.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to Metro’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Metro or F.N.B. and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Metro and F.N.B. and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Metro, F.N.B. and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Metro’s board of directors at its July 31, 2015, meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Metro’s common stock or the prices at which Metro’s common stock or F.N.B.’s common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by Metro’s board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of Metro’s board of directors or management with respect to the fairness of the merger. See “—Recommendation of the Metro Board of Directors and Reasons for the Merger” for additional information on the factors Metro’s board of directors considered in reaching its decision to approve the merger agreement.

Summary of Proposed Merger Consideration and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed transaction. As described in the merger agreement, each share of Metro common stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 2.373 shares of F.N.B. common stock. Using F.N.B.’s July 30, 2015 closing stock price of $13.80, and based upon 14,014,550 shares of Metro common stock outstanding and options to purchase 1,130,670 shares of Metro common stock outstanding with a weighted average exercise price of $19.51 per share, Sandler O’Neill calculated a transaction price per share of $32.75 and aggregate implied transaction value of approximately $475.4 million. Based upon financial information for Metro as or for the twelve months ended June 30, 2015, Sandler O’Neill calculated the following implied transaction metrics:

Transaction Price / Book Value Per Share:	173%
Transaction Price / Tangible Book Value Per Share:	173%
Transaction Price / LTM Earnings Per Share:	22.7x
Core Deposit Premium¹:	9.5%
One Day Market Premium²:	34.9%

1)	Tangible book premium to core deposits calculated as (deal value—tangible equity) / (core deposits); Core Deposits defined as deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits.
2)	Based upon the closing price for a share of Metro common stock on July 30, 2015.

Stock Trading History. Sandler O’Neill reviewed the history of the publicly reported trading prices of Metro’s common stock and F.N.B.’s common stock for three-year periods ended July 30, 2015. Sandler O’Neill then compared the relationship between the movements in the price of Metro’s common stock and F.N.B.’s common stock, respectively, to movements in their respective peer groups as well as certain stock indices. During the three-year period, Metro’s common stock outperformed its comparable peers¹ as well as the NASDAQ Bank Index and the S&P 500 Index. During the three-year period, F.N.B.’s common stock underperformed its comparable peers² as well as the NASDAQ Bank Index and the S&P 500 Index.

Metro’s Three-Year Stock Performance

	Beginning July 30, 2012	Ending July 30, 2015
Metro	100%	202.9%
Metro Peers¹	100%	140.9%
NASDAQ Bank Index	100%	160.9%
S&P 500 Index	100%	151.1%

1)	Group comprised of all Mid-Atlantic banks traded on NYSE, NYSE MKT or NASDAQ with total assets between $1.75 billion and $5.0 billion, excluding announced merger targets, as listed in the Comparable Company Analysis.

F.N.B.’s Three-Year Stock Performance

	Beginning July 30, 2012	Ending July 30, 2015
F.N.B.	100%	125.4%
F.N.B. Peers²	100%	156.7%
NASDAQ Bank Index	100%	160.9%
S&P 500 Index	100%	151.1%

2)	Group comprised of all major exchange-traded banks headquartered in the Mid-Atlantic, Midwest or Northeast Regions, with total assets between $8.0 billion and $40.0 billion and return on average assets for the last twelve months greater than 0.75%, excluding announced merger targets, as listed in the Comparable Company Analysis.

Review of Analyst Recommendations and Estimates. Sandler O’Neill reviewed publicly available research analyst estimates and recommendations for Metro common stock. The analysis compared published recommendations, stock price targets and earnings per share estimates for the years ending December 31, 2015 and 2016. As of July 30, 2015, three research analysts had published recommendations for Metro common stock all of which had “neutral,” “hold” or “sector perform” recommendations. The table below sets forth the median of the stock price targets and estimates:

Target price	$28.00
2015 earnings per share estimate¹	$1.72
2016 earnings per share estimate¹	$1.98

1)	Median analyst earnings per share estimates may include undisclosed estimates in addition to the three reported and available.

Sandler O’Neill also reviewed publicly available research analyst estimates and recommendations for F.N.B. common stock. The analysis compared published recommendations, stock price targets and earnings per share estimates for the years ending December 31, 2015 and 2016. As of July 30, 2015, nine research analysts had published recommendations for F.N.B. common stock, composed of six “market perform,” “neutral” or “sector perform” recommendations and three “buy” recommendations. The table below sets forth the median of the stock price targets and estimates:

Target price	$15.25
2015 earnings per share estimate¹	$0.89
2016 earnings per share estimate¹	$0.99

1)	Median analyst earnings per share estimates may include undisclosed estimates in addition to the nine reported and available.

Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for Metro with a group of financial institutions selected by Sandler O’Neill. The Metro peer group consisted of all Mid-Atlantic banks traded on NYSE, NYSE MKT or NASDAQ with total assets between $1.75 billion and $5.0 billion, excluding announced merger targets. The analysis compared publicly available financial information for Metro with the corresponding data for the Metro peer group as of or for the twelve months ended June 30, 2015 (unless otherwise noted), with pricing data as of July 30, 2015. The Metro peer group consisted of the following companies:

				Capital Position			LTM Profitability				Asset Quality			Valuation
														Price/
Company	City, State	Ticker	Total Assets ($mm)	TCE/ TA (%)	Lev. Ratio (%)	Total RBC Ratio (%)	ROAA (%)	ROAE (%)	NIM (%)	Eff. Ratio (%)	LLR/ Gross Loans (%)	NPAs1/ Total Assets (%)	NCOs/ Avg. Loans (%)	Tang. Book Value (%)	LTM EPS (x)	2015 Est. EPS[2] (x)	2016 Est. EPS² (x)	LTM Div. Ratio (%)	Market Value ($mm)
Sandy Spring Bancorp, Inc.	Olney, MD	SASR	4,507	9.82	10.83	14.65	0.97	8.05	3.41	62.1	1.17	0.93	(0.00)	154	16.3	15.3	14.5	50.3	670
Lakeland Bancorp, Inc.	Oak Ridge, NJ	LBAI	3,699	7.78	9.12	12.15	0.92	8.51	3.54	60.0	1.09	0.88	0.16	157	13.4	13.2	11.8	36.0	438
ConnectOne Bancorp, Inc.	Englewood Cliffs, NJ	CNOB	3,660	8.62	9.49	12.26	0.89	6.77	3.67	39.3	0.63	0.42	0.00	214	21.0	15.0	12.8	29.4	647
Bridge Bancorp, Inc.	Bridgehampton, NY	BDGE	3,428	6.90	10.70	11.10	0.62	7.67	3.48	59.8	0.83	0.31	0.03	200	21.7	14.5	12.3	74.8	464
Financial Institutions, Inc.	Warsaw, NY	FISI	3,359	6.04	7.31	13.17	0.92	10.09	3.39	61.9	1.37	0.35	0.20	176	12.8	13.8	12.4	40.9	351
Peapack-Gladstone Financial Corporation	Bedminster, NJ	PGC	3,118	8.17	8.48	13.58	0.67	8.18	2.86	63.5	0.84	0.70	0.01	130	16.7	17.4	15.2	15.3	342
TriState Capital Holdings, Inc.	Pittsburgh, PA	TSC	3,017	8.86	9.42	14.45	0.76	7.00	2.48	65.1	0.84	1.07	(0.00)	133	16.5	15.6	12.0	0.0	350
Bryn Mawr Bank Corporation	Bryn Mawr, PA	BMTC	2,950	8.88	10.20	13.44	1.15	9.38	3.82	61.2	0.69	0.47	0.04	205	15.6	15.0	12.7	41.1	513
First of Long Island Corporation	Glen Head, NY	FLIC	2,829	8.45	8.20	14.90	0.90	10.35	2.98	51.3	1.24	0.24	0.01	159	15.7	14.4	13.2	44.0	379
Univest Corporation of Pennsylvania³	Souderton, PA	UVSP	2,781	8.86	9.75	13.49	0.97	7.38	3.96	67.1	0.93	0.89	0.48	122	14.9	12.8	11.4	59.7	391
Sun Bancorp, Inc.	Mount Laurel, NJ	SNBC	2,379	9.17	11.30	20.80	0.07	0.78	2.73	99.8	1.29	0.44	(0.16)	179	NM	NM	36.1	0.0	384
Arrow Financial Corporation	Glens Falls, NY	AROW	2,333	7.90	9.41	15.51	1.10	12.16	3.19	57.0	1.05	0.32	0.03	192	14.1	14.4	14.2	51.0	350
CNB Financial Corporation³	Clearfield, PA	CCNE	2,254	7.30	8.61	14.00	1.07	12.33	3.67	58.5	1.20	1.07	0.19	153	10.5	11.5	10.8	40.2	249
Suffolk Bancorp	Riverhead, NY	SUBK	1,998	9.53	10.10	13.26	0.91	9.16	4.05	67.5	1.36	0.78	(0.21)	180	19.9	19.1	16.9	16.7	338

1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.
2)	Based on median analyst earnings per share estimates as reported by FactSet.
3)	Prior quarter data used where current period, GAAP financial data unavailable.

Note: NM indicates the ratio is not meaningful, defined as having negative earnings or a P/E ratio of 40 or greater.

The table below sets forth the data for Metro and the median and mean data for the Metro peer group.

Metro Comparable Company Analysis

	Metro		Peer Group Median		Peer Group Mean
Total assets (in millions)	$3,001		$2,984		$3,022
Tangible common equity/Tangible assets	8.86%		8.53%		8.31%
Leverage ratio	9.20%		9.46%		9.49%
Total risk-based capital ratio	13.02%		13.54%		14.05%
LTM Return on average assets	0.71%		0.91%		0.85%
LTM Return on average equity	7.97%		8.35%		8.42%
LTM Net interest margin	3.67%		3.44%		3.37%
LTM Efficiency ratio	69.2%		61.5%		62.4%
Loan loss reserves/Gross loans	1.25%		1.07%		1.04%
Non-performing assets¹/Total assets	1.75%		0.58%		0.63%
Net charge-offs/Average loans	0.49%		0.02%		0.06%
Price/Tangible book value	128%		167%		168%
Price/LTM Earnings per share	16.9	x	15.7	x	16.1	x
Price/2015 Earnings per share²	14.0	x	14.5	x	14.8	x
Price/2016 Earnings per share²	12.3	x	12.7	x	14.7	x
LTM Dividend ratio	9.7%		40.6%		35.7%
Market value (in millions)	$340		$381		$419

1)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.
2)	Based on median analyst earnings per share estimates as reported by FactSet.

Sandler O’Neill used publicly available information to perform a similar analysis for F.N.B. and a group of financial institutions as selected by Sandler O’Neill. The F.N.B. peer group consisted of major exchange-traded banks headquartered in the Mid-Atlantic, Midwest or Northeast Regions, with total assets between $8.0 billion and $40.0 billion and return on average assets for the last twelve months greater than 0.75%, excluding announced merger targets. The analysis compared publicly available financial information for F.N.B. with the corresponding data for the F.N.B. peer group as of or for the twelve months ended June 30, 2015 (unless otherwise noted), with pricing data as of July 30, 2015. The F.N.B. peer group consisted of the following companies:

				Capital Position			LTM Profitability				Asset Quality			Valuation
														Price/
Company	City, State	Ticker	Total Assets ($mm)	TCE/ TA (%)	Lev. Ratio (%)	Total RBC Ratio (%)	ROAA (%)	ROAE (%)	NIM (%)	Eff. Ratio (%)	LLR/ Gross Loans (%)	NPAs1/ Total Assets (%)	NCOs/ Avg. Loans (%)	Tang. Book Value (%)	LTM EPS (x)	2015 Est. EPS[2] (x)	2016 Est. EPS² (x)	LTM Div. Ratio (%)	Market Value ($mm)
Signature Bank	New York, NY	SBNY	29,969	9.01	9.16	12.63	1.21	13.27	3.25	34.6	0.84	0.23	0.05	276	22.5	20.7	17.9	0.0	7,460
FirstMerit Corporation	Akron, OH	FMER	25,297	8.09	8.36	13.62	0.96	8.36	3.51	60.9	0.94	0.63	0.17	156	13.4	13.9	12.6	46.0	3,093
Commerce Bancshares, Inc.[3]	Kansas City, MO	CBSH	23,706	8.58	9.08	13.98	1.16	11.52	2.92	60.4	1.27	0.35	0.30	217	17.7	17.1	15.8	33.0	4,393
Webster Financial Corporation	Waterbury, CT	WBS	23,621	7.27	8.38	13.33	0.91	8.69	3.13	59.7	1.13	1.55	0.19	214	18.3	17.8	15.9	39.0	3,579
Wintrust Financial Corporation[4]	Rosemont, IL	WTFC	21,270	7.56	9.80	13.00	0.82	7.72	3.44	65.5	0.63	0.77	0.10	164	17.2	16.4	14.6	13.3	2,583
TCF Financial Corporation[3]	Wayzata, MN	TCB	19,826	8.72	10.22	13.86	0.91	8.23	4.51	70.6	0.91	2.29	0.27	163	18.1	15.1	13.2	22.0	2,787
UMB Financial Corporation[3]	Kansas City, MO	UMBF	18,419	8.84	9.56	13.77	0.77	7.57	2.49	76.8	0.87	0.18	0.24	168	19.8	19.9	16.7	33.7	2,689
Fulton Financial Corporation[3]	Lancaster, PA	FULT	17,365	8.87	9.42	14.65	0.90	7.48	3.29	67.9	1.26	1.24	0.38	153	15.2	15.6	14.9	42.4	2,279
PrivateBancorp, Inc.[3]	Chicago, IL	PVTB	16,226	9.22	10.24	12.41	1.06	11.06	3.21	52.2	1.32	0.67	0.05	221	20.1	18.8	17.2	1.9	3,285
MB Financial, Inc.	Chicago, IL	MBFI	15,018	8.51	10.69	13.08	0.85	6.08	3.89	63.2	1.21	0.92	(0.11)	208	23.0	16.2	14.6	39.9	2,549
Old National Bancorp	Evansville, IN	ONB	12,076	7.23	8.20	12.30	0.92	7.28	4.00	67.2	0.72	1.48	0.05	201	15.8	16.0	13.4	50.5	1,659
First Midwest Bancorp, Inc.[3]	Itasca, IL	FMBI	9,863	8.32	9.34	11.37	0.81	6.93	3.76	63.1	1.04	0.74	0.48	184	18.9	15.9	14.5	34.3	1,459
Great Western Bancorp, Inc.[3]	Sioux Falls, SD	GWB	9,764	8.64	9.40	12.50	1.07	7.10	3.96	49.3	0.77	1.43	0.05	192	14.6	14.6	12.7	13.5	1,506
National Penn Bancshares, Inc.	Allentown, PA	NPBC	9,604	8.90	9.85	14.25	1.12	9.12	3.34	55.8	1.37	0.54	0.38	182	14.7	13.9	13.4	58.9	1,506
Chemical Financial Corporation	Midland, MI	CHFC	9,021	7.65	8.30	11.60	0.95	8.39	3.59	60.6	1.06	1.43	0.12	184	16.1	13.8	12.3	46.8	1,256
Community Bank System, Inc.[3,5]	De Witt, NY	CBU	8,758	8.21	10.20	19.25	1.22	9.25	3.84	58.2	1.08	0.34	0.03	241	17.2	16.8	16.3	54.1	1,654
NBT Bancorp Inc.[3]	Norwich, NY	NBTB	8,072	7.62	9.57	12.84	0.85	7.70	3.58	61.3	1.13	0.80	0.30	198	17.9	15.9	15.2	56.3	1,178

1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.
2)	Based on median analyst earnings per share estimates as reported by FactSet.
3)	Prior quarter data used where current period, GAAP financial data unavailable.
4)	Total assets, TCE/TA, TBV and market value pro forma for acquisition of Suburban Illinois Bancorp, closed July 17, 2015.
5)	Total assets, TCE/TA, TBV and market value pro forma for acquisition of Oneida Financial Corp., announced February 24, 2015.

The table below sets forth the data for F.N.B. and the median and mean data for the F.N.B. peer group.

F.N.B. Comparable Company Analysis

	F.N.B.	Peer Group Median	Peer Group Mean
Total assets (in millions)	$16,599	$16,226	$16,346
Tangible common equity/Tangible assets	6.93%	8.51%	8.31%
Leverage ratio	8.24%	9.42%	9.40%
Total risk-based capital ratio	11.75%	13.08%	13.44%
LTM Return on average assets	0.97%	0.92%	0.97%
LTM Return on average equity	7.70%	8.23%	8.58%
LTM Net interest margin	3.52%	3.51%	3.51%
LTM Efficiency ratio	56.4%	60.9%	60.4%
Loan loss reserves/Gross loans	1.13%	1.06%	1.03%
Non-performing assets¹/Total assets	0.65%	0.77%	0.92%
Net charge-offs/Average loans	0.21%	0.17%	0.18%
Price/Tangible book value	222%	192%	195%
Price/LTM Earnings per share	16.2x	17.7x	17.7x
Price/2015 Earnings per share[2]	15.5x	16.0x	16.4x
Price/2016 Earnings per share[2]	13.9x	14.6x	14.8x
LTM Dividend ratio	56.5%	39.0%	34.4%
Market value (in millions)	$2,419	$2,549	$2,642

1)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.
2)	Based on median analyst earnings per share estimates as reported by FactSet.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a regional group of merger and acquisition transactions. The group consisted of transactions with targets in the Mid-Atlantic Region, announced between January 1, 2013 and July 30, 2015, involving banks and thrifts and with transaction values greater than $100 million (the “Regional Precedent Transactions”). The Regional Precedent Transactions group was composed of the following transactions:

					Transaction Information
						Price/			Core Deposit Premium (%)	1-Day Market Premium (%)
Acquirer	St	Target	St	Annc. Date	Deal Value ($mm)	LTM Earnings (x)	Est. EPS (x)	TBV (%)
Community Bank System Inc.	NY	Oneida Financial Corp.	NY	02/24/15	142.1	27.4	—	202	11.6	56.3
Cathay General Bancorp	CA	Asia Bancshares Inc.	NY	01/21/15	126.0	23.8	—	167	17.1	—
Bridge Bancorp Inc.	NY	Community National Bk	NY	12/15/14	141.3	31.3	28.2	175	9.5	15.8
BB&T Corp.	NC	Susquehanna Bancshares Inc.	PA	11/12/14	2,500.9	16.6	17.4	172	8.9	39.1
Sterling Bancorp	NY	Hudson Valley Holding Corp.	NY	11/05/14	538.2	NM	44.0	188	9.4	18.4
S&T Bancorp Inc.	PA	Integrity Bancshares Inc.	PA	10/30/14	159.4	16.8	—	263	15.3	99.4
WesBanco Inc.	WV	ESB Financial Corp.	PA	10/29/14	352.7	19.8	—	207	18.3	49.1
Bank of the Ozarks Inc.	AR	Intervest Bancshares Corp.	NY	07/31/14	228.5	13.7	—	111	2.8	—
National Penn Bancshares Inc.	PA	TF Financial Corp.	PA	06/04/14	141.6	19.0	—	148	7.7	35.6
Bryn Mawr Bank Corp.	PA	Continental Bank Holdings Inc	PA	05/05/14	108.8	42.3	—	175	13.2	—
Center Bancorp Inc.	NJ	ConnectOne Bancorp Inc.	NJ	01/21/14	239.7	21.8	17.3	179	14.7	14.5
Provident Financial Services	NJ	Team Capital Bank	PA	12/20/13	124.4	19.2	—	191	9.7	—
Peoples Financial Services	PA	Penseco Financial Services	PA	06/28/13	155.9	15.1	—	147	7.6	26.1
Provident New York Bancorp	NY	Sterling Bancorp	NY	04/04/13	343.1	17.1	15.4	168	8.1	10.9

Note: NM indicates the ratio is not meaningful, defined as having negative earnings.

Sandler O’Neill reviewed the following multiples: transaction price to last-twelve-months earnings per share, transaction price to estimated earnings per share, transaction price to tangible book value per share, tangible book premium to core deposits, and 1-day market premium. Sandler O’Neill compared the indicated transaction multiples for the merger to the median multiples of the comparable transaction group.

	Metro / F.N.B.	Median Regional Transactions
Transaction price/LTM earnings per share	22.7x	19.2x
Transaction price/2015 estimated earnings per share¹:	19.0x	17.4x
Transaction price/Tangible book value per share:	173%	175%
Core deposit premium²:	9.5%	9.6%
1-Day market premium:	34.9%	30.9%

1)	Based on median analyst earnings per share estimates as reported by FactSet.
2)	Tangible book premium to core deposits calculated as (deal value—tangible equity) / (core deposits); core deposits defined as deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits.

Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of Metro common stock assuming Metro performed in accordance with internal earnings projections for the years ending December 31, 2015 through December 31, 2018, as discussed with the senior management of Metro.

To approximate the terminal value of a share of Metro common stock at December 31, 2018, Sandler O’Neill applied price to 2018 earnings multiples ranging from 11.0x to 19.0x and multiples of December 31, 2018 tangible book value ranging from 100% to 200%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Metro’s common stock. Using a 20-year normalized treasury yield of 4.00%, an equity risk premium of 5.00% and a size premium of 3.87%, Sandler O’Neill calculated a 12.87% discount rate for Metro. As illustrated in the following tables, the analysis indicates an imputed range of values per share of Metro common stock of $17.63 to $34.50 when applying multiples of earnings and $16.45 to $36.96 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	11.0x	13.0x	15.0x	17.0x	19.0x
10.0%	$20.53	$24.02	$27.52	$31.01	$34.50
11.0%	19.90	23.29	26.67	30.06	33.44
12.0%	19.30	22.58	25.86	29.14	32.42
13.0%	18.72	21.90	25.08	28.26	31.44
14.0%	18.16	21.25	24.33	27.41	30.50
15.0%	17.63	20.62	23.61	26.60	29.59

Tangible Book Value Multiples

Discount Rate	100%	125%	150%	175%	200%
10.0%	$19.15	$23.60	$28.05	$32.51	$36.96
11.0%	18.56	22.88	27.19	31.51	35.82
12.0%	18.00	22.18	26.36	30.55	34.73
13.0%	17.46	21.52	25.57	29.62	33.68
14.0%	16.95	20.88	24.81	28.74	32.67
15.0%	16.45	20.26	24.07	27.88	31.69

Sandler O’Neill also considered and discussed with the Metro board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Metro’s net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for Metro common stock, applying the price to 2018 earnings multiples range of 11.0x to 19.0x referred to above and a discount rate of 12.87%.

Earnings Per Share Multiples

Annual Budget Variance	11.0x	13.0x	15.0x	17.0x	19.0x
(25.0%)	$14.40	$16.80	$19.19	$21.59	$23.98
(25.0%)	16.16	18.87	21.59	24.30	27.01
(10.0%)	17.04	19.91	22.78	25.66	28.53
(5.0%)	17.91	20.95	23.98	27.01	30.05
0.0%	18.79	21.99	25.18	28.37	31.56
5.0%	19.67	23.02	26.38	29.73	33.08
10.0%	20.55	24.06	27.57	31.09	34.60
15.0%	21.43	25.10	28.77	32.44	36.11
25.0%	23.18	27.17	31.17	35.16	39.15

Sandler O’Neill also performed an analysis that estimated the net present value per share of F.N.B. common stock assuming that F.N.B. performed in accordance with publicly available median analyst earnings per share estimates for F.N.B. the years ending December 31, 2015 and December 31, 2016, and an annual earnings growth rate of 10% for the years ending December 31, 2017 and December 31, 2018, developed by Sandler O’Neill and calculated based upon publicly available analyst earnings per share estimates for F.N.B., F.N.B.’s historical financial performance and certain strategic growth targets as discussed with the senior management of F.N.B. as long-term growth rates were not publicly available.

To approximate the terminal value of F.N.B. common stock at December 31, 2018, Sandler O’Neill applied price to 2018 earnings multiples ranging from 12.0x to 20.0x and multiples of December 31, 2018 tangible book value ranging from 150% to 250%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 12.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of F.N.B.’s common stock. Using a 20-year normalized treasury yield of 4.00%, an equity risk premium of 5.00% and a two-year beta of F.N.B.’s common stock of 1.02x, Sandler O’Neill calculated a 9.08% discount rate for F.N.B. As illustrated in the following tables, the analysis indicates an imputed range of values per share of F.N.B. common stock of $11.19 to $19.89 when applying earnings multiples and $9.83 to $17.30 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x
8.0%	$12.62	$14.44	$16.25	$18.07	$19.89
9.0%	12.24	14.00	15.76	17.52	19.28
10.0%	11.88	13.58	15.29	16.99	18.69
11.0%	11.53	13.18	14.83	16.48	18.13
12.0%	11.19	12.79	14.39	15.99	17.59

Tangible Book Value Multiples

Discount Rate	150%	175%	200%	225%	250%
8.0%	$11.07	$12.63	$14.19	$15.74	$17.30
9.0%	10.74	12.25	13.76	15.27	16.77
10.0%	10.43	11.89	13.35	14.81	16.27
11.0%	10.12	11.54	12.95	14.37	15.78
12.0%	9.83	11.20	12.57	13.94	15.31

Sandler O’Neill also considered and discussed with the Metro board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming F.N.B.’s net income varied from 25% above estimates to 25% below estimates. This analysis resulted in the following range of per share values for F.N.B. common stock, applying the price to 2018 earnings multiples range of 12.0x to 20.0x referred to above and a discount rate of 9.08%.

Earnings Per Share Multiples

Annual Estimate Variance	12.0x	14.0x	16.0x	18.0x	20.0x
(25.0%)	$9.58	$10.90	$12.21	$13.53	$14.85
(15.0%)	10.63	12.13	13.62	15.11	16.60
(10.0%)	11.16	12.74	14.32	15.90	17.48
(5.0%)	11.69	13.35	15.02	16.69	18.36
0.0%	12.21	13.97	15.72	17.48	19.23
5.0%	12.74	14.58	16.43	18.27	20.11
10.0%	13.27	15.20	17.13	19.06	20.99
15.0%	13.79	15.81	17.83	19.85	21.87
25.0%	14.85	17.04	19.23	21.43	23.62

In connection with its analyses, Sandler O’Neill considered and discussed with the Metro board of directors how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, based on the following assumptions: (i) the merger closes in the first calendar quarter of 2016; (ii) 100% of the outstanding Metro common stock are converted into F.N.B.’s common stock at the fixed exchange ratio of 2.373x; (iii) all outstanding Metro options are rolled into F.N.B. options; (iv) $1.0 million of Metro preferred stock is redeemed at closing; and (v) F.N.B.’s closing stock price of $13.80 on July 30, 2015. Sandler O’Neill also incorporated the following assumptions, as provided by F.N.B.’s senior management: (a) estimated earnings per share projections for F.N.B., based on analyst consensus estimates and as discussed with the senior management of F.N.B.; (b) estimated earnings per share projections for Metro, based on Metro senior management’s guidance as adjusted to eliminate assumed share repurchases after June 30, 2015; (c) purchase accounting adjustments of a credit mark on loans equal to $101.7 million (4.7% of gross loans), an interest rate mark on loans of positive $7.1 million, a mark on held-to-maturity securities of negative $9.4 million and an interest rate mark on time deposits of positive $2.4 million; (d) Metro’s estimated provision expense adjusted to be 1.5% of new loan growth; (e) cost savings equal to 40% of Metro’s projected non-interest expense, of which 75% would be realized in the first year; (f) a 2.0% core deposit premium on Metro’s non-time deposits of $2.14 billion; (g) pre-tax one-time transaction costs and expenses of approximately $44.4 million; (h) an annual pre-tax cost attributable to the Durbin amendment of $7.4 million (45% of interchange fee income); (i) a $300 million loan roll-off immediately following closing of the merger at a pre-tax yield of 4.5%; and (j) a pre-tax opportunity cost of cash of 1.5%. The analysis indicated that the merger would be 0.5% accretive to F.N.B.’s earnings per share in 2016 (excluding transaction expenses in 2016) and approximately 2.5% dilutive to tangible book value per share at close.

In connection with this analyses, Sandler O’Neill considered and discussed with the Metro board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill acted as the financial advisor to Metro’s board of directors in connection with the merger and received a fee associated with the delivery of its fairness opinion from Metro in the amount of $500,000, which amount shall be credited towards an additional fee of 1.1% of the aggregate transaction value that it will be entitled to receive if the merger is consummated. Metro has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and disbursements of its legal counsel; provided, however, that such counsel expenses shall not be reimbursable in excess of $25,000 without Metro’s prior reasonable consent. Metro has also agreed to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees and agents against certain expenses and liabilities, including liabilities under applicable federal or state law.

In the past, Sandler O’Neill has provided certain other investment banking services for Metro and has received compensation for such services, most recently in connection with Metro’s common stock repurchase program which commenced in December 2014. In the last two years, Sandler O’Neill received total aggregate compensation for investment banking services of $90,000 from Metro. In addition, as Sandler O’Neill previously advised the Metro board of directors, Sandler O’Neill has in the past provided certain investment banking services to F.N.B. and has received compensation for such services and may provide, and receive compensation for, such services in the future. In the last two years, Sandler O’Neill provided investment banking services to F.N.B. in connection with F.N.B.’s subordinated debt offering in October 2015, F.N.B.’s follow-on offering of common stock in November 2013, as well as F.N.B.’s preferred stock offering in November 2013, for which Sandler O’Neill received approximately $985,000 in underwriting discounts and commissions. In addition, in the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may also purchase securities from and sell securities to Metro and F.N.B. and their affiliates. Sandler O’Neill may also actively trade the securities of Metro and F.N.B. for its own account and for the accounts of Sandler O’Neill’s customers and, accordingly, may at any time hold a long or short position in such securities.

Certain Metro Prospective Financial Information Provided to the Financial Advisors

Metro does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Metro is including in this joint proxy statement/prospectus certain unaudited prospective financial information that was provided to Sandler O’Neill in its capacity as Metro’s financial advisor and to F.N.B. in connection with its evaluation of the merger. The inclusion of this information should not be regarded as an indication that any of Metro, F.N.B., Sandler O’Neill, their respective representatives or any other recipient of this information considered, or now considers, it to be material information, necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

Metro’s management approved Sandler O’Neill’s use of the following unaudited prospective financial information in connection with its analysis of the fairness, from a financial point of view, of the merger consideration to Metro’s shareholders. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Metro’s business, all of which are difficult to predict and many of which are beyond Metro’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Metro can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Metro’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus and in Metro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as amended, and the other reports filed by Metro with the SEC.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Metro’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The independent registered public accountant reports included in this joint proxy statement/prospectus relate to Metro’s historical financial information. They do not extend to the unaudited prospective financial information and should not be read to do so.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Metro can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Metro does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on Metro of the merger and does not attempt to predict or suggest future results of the combined company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on Metro of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on Metro of any possible failure of the merger to occur. None of Metro, F.N.B., Sandler O’Neill or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Metro or other person regarding Metro’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote in favor of the merger proposal or any other proposal to be considered at Metro’s special meeting, but is being provided solely because it was made available to Metro’s financial advisor in connection with the merger and to F.N.B. in connection with F.N.B.’s due diligence of Metro.

In light of the foregoing, and considering that Metro’s special meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Metro shareholders are cautioned not to place unwarranted reliance on such information, and Metro urges all Metro shareholders to review Metro’s most recent SEC filings for a description of Metro’s reported financial results. See “Where You Can Find More Information.”

The following table presents Metro’s unaudited prospective financial information for the years ending December 31, 2015 through 2018 as provided to Sandler O’Neill and F.N.B. and as discussed by Metro with each such party and, in the case of Sandler O’Neill, used in connection with its fairness opinion delivered to the Metro board of directors. The projected data points included net income, earnings per share, dividends per share and tangible book value per share. The earnings per share information consists of Institutional Broker’s Estimate System, or IBES, median consensus estimates for fiscal years 2015 and 2016 and management approved extrapolation for fiscal years 2017 and 2018 based on an assumed growth rate.

(Dollars in Millions, Except Per Share Data)	Years Ending December 31,
	2015	2016	2017	2018
Net Income Available to Common	$23.78	$27.44	$30.37	$33.85
Earnings per Share	$1.72	$1.98	$2.19	$2.44
Dividends per Share	$0.28	$0.40	$0.50	$0.64
Tangible Book Value per Share	$19.73	$21.29	$23.02	$24.87

Recommendation of the F.N.B. Board of Directors and Reasons for the Merger

At a special meeting held on August 3, 2015, the F.N.B. board of directors determined that the merger and the merger agreement are in the best interests of F.N.B. and its shareholders. The F.N.B. board of directors approved the merger and the merger agreement and recommends that F.N.B. shareholders vote “FOR” approval of the issuance of F.N.B. common stock pursuant to the merger agreement and “FOR” the F.N.B. adjournment proposal.

In reaching its decision to approve the merger and the merger agreement, and recommend that the F.N.B. shareholders approve the issuance of F.N.B. common stock pursuant to the merger agreement, the F.N.B. board of directors consulted with F.N.B. management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	each of F.N.B.’s, Metro’s and the combined entity’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the F.N.B. board of directors considered its view that Metro’s business and operations complement those of F.N.B. and that the merger would result in a combined company with a diversified revenue stream, a well-balanced loan portfolio and an attractive funding base;

•	the fact that the core deposits made up the vast majority of Metro’s deposit mix;

•	the potential of creating a contiguous Mid-Atlantic banking franchise with additional scale and access to a broader base of middle market and small business prospects;

•	Metro’s familiarity with the Central Pennsylvania markets;

•	its understanding of the current and prospective environment in which F.N.B. and Metro operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on F.N.B. both with and without the proposed transaction;

•	management’s expectation regarding cost synergies, earnings accretion, tangible book value dilution and internal rate of return;

•	its review and discussions with F.N.B.’s management concerning the due diligence examination of Metro;

•	sensitivity of the proposed transaction’s economic returns to a variety factors, including changes to the amount of cost synergies, Metro pro forma earnings, Metro rates of growth, and estimated mark-to-market of the associated loan portfolio;

•	the market for alternative merger or acquisition transactions in the banking industry and the likelihood and timing of other material strategic transactions;

•	the complementary nature of the cultures and product mix of the two companies, including the fact that each company utilizes the same service provider for its data processing platform, which F.N.B. management believes should facilitate integration and implementation of the transaction;

•	potential increased income opportunity derived from the ability to market a number of products and services to Metro customers that are not presently offered by Metro;

•	management’s expectation that F.N.B. will retain its strong capital position upon completion of the transaction;

•	the respective written opinions of RBC, F.N.B.’s financial advisor in the merger, and Griffin, each dated as of August 3, 2015, delivered to the F.N.B. board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinions, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to F.N.B. (in the case of the RBC fairness opinion) and to shareholders of F.N.B. (in the case of the Griffin fairness opinion);

•	the financial analyses and presentations provided by RBC and Griffin, respectively, to the F.N.B. board of directors, including each firm’s presentation of the analyses underlying their respective fairness opinions, described in the subsections of this joint proxy statement/prospectus under the subheadings entitled “—Opinion of RBC Capital Markets, LLC in Connection with the Merger” beginning on page [ ] and “—Opinion of Griffin Financial Group, LLC in Connection with the Merger” beginning on page [ ];

•	the financial and other terms of the merger agreement, including the fixed exchange ratio, tax treatment and mutual deal protection and termination fee provisions, on which it received advice from its outside financial and legal advisors;

•	the potential risks associated with, and management’s recent experience in, achieving anticipated cost synergies and savings, transitioning Metro’s business model, in which extended business hours are offered at branch locations, to the F.N.B. business model, in which customary business hours are observed at branch locations, and successfully integrating Metro’s business, data systems, operations and workforce with those of F.N.B.;

•	the nature and amount of payments to be received by Metro’s management in connection with the merger and the merger-related costs and restructuring charges that will be incurred in connection with the merger;

•	the potential risk of diverting management attention and resources from the operation of F.N.B.’s business and towards the completion of the merger; and

•	the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

F.N.B.’s board of directors also considered the fact that the merger will result in a combined entity with assets of approximately $19.6 billion (excluding the assets to be acquired by F.N.B. pursuant to its agreement to acquire certain retail branches located in Western Pennsylvania from Fifth Third Bancorp, which was announced in September 2015 and is expected to be completed during the first half of 2016).

The foregoing discussion of the factors considered by F.N.B.’s board of directors in evaluating the merger agreement is not intended to be exhaustive, but, rather, includes all material factors that they considered. In reaching their decision to approve the merger agreement and the merger, the F.N.B. board of directors did not quantify or assign relative weights to the factors considered, and individual directors may have given different weights to different factors. The F.N.B. board of directors considered all of the above factors as a whole, and on an overall basis considered them to be favorable to, and support, its determination with respect to the merger and the merger agreement.

Opinion of RBC Capital Markets, LLC in Connection with the Merger

On August 3, 2015, RBC rendered its written opinion to the F.N.B. board of directors that, as of that date and subject to the assumptions, qualifications, limitations and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to F.N.B. The full text of RBC’s written opinion dated August 3, 2015 is attached to this joint proxy statement/prospectus as Appendix D and constitutes part of this joint proxy statement/prospectus. RBC’s opinion was approved by RBC’s Fairness Opinion Committee. This summary of RBC’s opinion is qualified in its entirety by reference to the full text of the opinion. F.N.B. urges holders of F.N.B. common stock to read RBC’s opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by RBC.

RBC’s opinion was provided for the information and assistance of the F.N.B. board of directors in connection with its consideration of the merger. RBC’s opinion did not address the merits of F.N.B.’s underlying decision to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which F.N.B. might engage. RBC’s opinion and the analyses performed by RBC in connection with its opinion, as reviewed by the F.N.B. board of directors, were only two of many factors taken into consideration by the F.N.B. board of directors in connection with its evaluation of the merger. RBC’s opinion does not constitute a recommendation to any holder of F.N.B. common stock as to how such holder should vote with respect to the merger or any other proposal to be voted upon by them in connection with the merger.

RBC’s opinion addressed solely the fairness of the exchange ratio, from a financial point of view, to F.N.B., and did not in any way address other terms or arrangements of the merger or the merger agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or entered into in connection with, the merger agreement. Further, in rendering its opinion, RBC expressed no opinion about the fairness of the amount or nature of the compensation (if any) to any of F.N.B.’s officers, directors or employees, or class of such persons, relative to the compensation to be paid to stockholders of Metro.

In rendering its opinion, RBC assumed and relied upon the accuracy and completeness of all the information that was publicly available to RBC and all of the financial, legal, tax, operating and other information provided to or discussed with RBC by F.N.B. or Metro (including, without limitation, the financial statements and related notes thereto of each of F.N.B. and Metro, respectively), and RBC did not assume responsibility for independently verifying, and did not independently verify, such information. RBC assumed that all Forecasts (as defined below) provided to RBC by F.N.B. or Metro, as the case may be (including Forecasts provided to RBC by F.N.B. with respect to certain cost and revenue synergies expected to be realized from the merger), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of F.N.B. or Metro (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, of F.N.B., as a combined company). RBC expressed no opinion as to those Forecasts or the assumptions upon which they were based.

In rendering its opinion, RBC did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities of F.N.B. or Metro, and RBC was not furnished with any such valuations or appraisals. RBC did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of F.N.B. or Metro. RBC did not investigate, and made no assumption regarding, any litigation or other claims affecting F.N.B. or Metro.

RBC assumed, in all respects material to its analysis that all conditions to the consummation of the merger will be satisfied without waiver thereof. RBC further assumed that the executed version of the merger agreement would not differ, in any respect material to its opinion, from the draft merger agreement that it received.

RBC’s opinion speaks only as of the date thereof, was based on the conditions as they existed and information which RBC was supplied as of the date thereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. RBC did not undertake to reaffirm or revise its opinion or otherwise comment upon events occurring after the date thereof and does not have an obligation to update, revise or reaffirm its opinion. RBC did not express any opinion as to the prices at which F.N.B. common stock or Metro common stock have traded or would trade following the announcement of the merger or the prices at which F.N.B. common stock will trade following the consummation of the merger.

For the purposes of rendering its opinion, RBC undertook such review and inquiries as it deemed necessary or appropriate under the circumstances, including the following:

•	reviewed the financial terms of a near final draft merger agreement;

•	reviewed and analyzed certain publicly available financial and other data with respect to F.N.B. and Metro and certain other relevant historical operating data relating to F.N.B. and Metro made available to RBC from published sources and from the internal records of F.N.B. and Metro, respectively;

•	reviewed financial projections and forecasts of F.N.B. (which, in the case of F.N.B. as a standalone entity, were based on consensus Wall Street analyst estimates) and the combined post-merger company prepared by management of F.N.B., and financial projections and forecasts of Metro, prepared by management of F.N.B. (collectively, “Forecasts”);

•	conducted discussions with members of the senior managements of F.N.B. and Metro with respect to the business prospects and financial outlook of F.N.B. and Metro as standalone entities as well as the potential synergies from the merger;

•	reviewed Wall Street research estimates regarding the potential future performance of F.N.B. and Metro as standalone entities;

•	reviewed the reported prices and trading activity for F.N.B. common stock and Metro common stock; and

•	performed other studies and analyses as RBC deemed appropriate.

Set forth below is a summary of the material financial analyses performed by RBC in connection with the rendering of its opinion, as delivered to the board of directors of F.N.B. in connection with its meeting on August 3, 2015. The order of analyses described does not represent relative importance or weight given to those analyses by RBC. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the summary of the analyses used by RBC, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analysis.

For purposes of its analyses, RBC reviewed a number of financial and operating metrics, including:

•	Tangible Book Value, which means a company’s total book value less the value of any intangible assets, including goodwill (“TBV”); and

•	Core Deposit Premium, which means the quotient of (i) the equity value of a company less TBV and (ii) aggregate core deposits, expressed as a percentage (“CDP”).

Unless the context indicates otherwise, the analyses performed below were calculated using (i) the closing price of F.N.B. common stock and Metro common stock and the closing prices of the selected bank holding companies as of July 31, 2015, (ii) historical financial and operating data for F.N.B., Metro and the selected companies based on publicly available information for each company as of July 31, 2015, and (iii) transaction values and CDPs for the target companies derived from the selected transactions analysis described below, calculated as of the announcement date of the relevant transaction based on the estimated purchase prices announced on such date for the selected transactions. Accordingly, this information may not reflect current or future market conditions. The calculations of TBV and CDP were as of June 30, 2015. Estimates of earnings for F.N.B. and Metro were based on estimates provided by management of F.N.B., and estimates of earnings for the selected companies were based on consensus Wall Street analyst estimates available as of July 31, 2015. For the purposes of certain analyses described below, the term “implied per share consideration” refers to the implied per share value of the merger consideration of $32.72 based on the exchange ratio of 2.373 shares of F.N.B. common stock per share of Metro common stock and the closing price of F.N.B. common stock as of July 31, 2015 of $13.79.

Metro Financial Analysis

Public Company Analysis. RBC reviewed certain financial and operating information and implied trading multiples for selected publicly-traded companies as compared to the corresponding information and implied trading multiples for Metro. In choosing the selected companies, RBC considered publicly traded banks in the Mid-Atlantic region with (i) assets ranging from $2.0 billion to $5.0 billion, and (ii) a ratio of non-performing assets to total assets of less than three percent. RBC excluded companies not traded on a national securities exchange, together with mutual holding companies and targets of pending mergers.

In this analysis, RBC compared (i) multiples of implied price per share of common equity to TBV, (ii) multiples of implied price per share of common equity to earnings per share (“EPS”) for the last twelve months for which financial information has been made public (“LTM”), (iii) multiples of implied price per share of common equity to estimated EPS for the next twelve months following LTM (“NTM”) and (iv) CDP. The list of selected companies, related multiples and percentages and the resultant high, median and low multiples and percentages for such selected companies and for Metro, both at the closing price at July 31, 2015 and at the implied per share consideration, are as follows:

Selected Companies

	Price/ TBV	Price/ LTM EPS		Price/ NTM EPS		CDP
Sandy Spring Bancorp, Inc	1.55x	16.4x		15.0x		7.8%
Lakeland Bancorp, Inc	1.53x	13.1x		12.3x		5.5%
ConnectOne Bancorp, Inc	2.13x	20.9x		14.0x		15.9%
Financial Institutions Inc	1.75x	12.7x		12.8x		6.2%
Peapack-Gladstone Financial Corporation	1.36x	16.9x		16.3x		3.8%
TriState Capital Holdings, Inc	1.35x	16.6x		14.2x		5.3%
Bryn Mawr Bank Corporation	2.05x	15.6x		13.3x		12.3%
First of Long Island Corporation	1.60x	15.8x		14.0x		7.1%
Univest Corporation of Pennsylvania	1.65x	14.9x		11.9x		7.5%
Sun Bancorp, Inc	1.82x	NM	*	NM	*	9.9%
Arrow Financial Corporation	1.92x	14.1x		14.7x		8.7%
Bridge Bancorp, Inc	1.78x	21.0x		13.1x		8.5%

	* NM refers to Not Meaningful.

CNB Financial Corporation	1.51x	10.6x		11.2x		4.8%
High	2.13x	21.0x		16.3x		15.9%
Median	1.65x	15.7x		13.6x		7.5%
Low	1.35x	10.6x		11.2x		3.8%
Metro as of 7/31/2015	1.29x	17.0x		13.5x		3.5%
Metro at Implied Per Share Consideration	1.72x	22.7x		17.6x		8.7%

From this data, RBC selected an implied per share common equity reference range for Metro common stock using TBV multiples of 1.35x—2.13x, LTM EPS multiples of 10.6x—21.0x, NTM estimated EPS multiples of 11.2x—16.3x, and CDP percentages of 3.8%—15.9%. This analysis indicated the following implied per share common equity reference range for Metro common stock, as compared to the implied per share consideration:

Implied Per Share Common Equity Reference Range for Metro based on:				Implied Per Share Consideration
TBV	LTM EPS	NTM Estimated EPS	CDP
$25.55—$40.49	$15.26—$30.28	$20.86—$30.36	$24.98—$44.07	$32.72

Selected Transactions Analysis. RBC reviewed certain implied transaction multiples and percentages for a set of precedent merger and acquisition transactions as compared to the corresponding implied transaction multiples and percentages for the merger. In selecting these precedent transactions, RBC considered mergers and acquisitions in the Mid-Atlantic region publicly announced from 2013 to present with (i) target assets ranging from $750 million to $20.0 billion, and (ii) a ratio of non-performing assets to total assets of less than three percent. RBC excluded from its analysis merger of equals transactions as well as transactions for which implied transaction values were undisclosed.

In this analysis, RBC compared (i) multiples of implied price per share of common equity to TBV, (ii) multiples of implied price per share of common equity to LTM EPS and (iii) CDP. The list of selected transactions, related multiples and percentages and the resultant high, median and low multiples and percentages for such selected transactions and for Metro at the implied per share consideration are as follows:

Announcement Date	Acquirer	Target	Price/ TBV	Price/ LTM EPS	CDP
02/24/15	Community Bank System, Inc.	Oneida Financial Corporation	2.02x	20.6x	11.6%
12/15/14	Bridge Bancorp, Inc.	Community National Bank	1.75x	31.4x	9.5%
11/12/14	BB&T Corporation	Susquehanna Bancshares, Inc.	1.69x	15.6x	8.9%
11/05/14	Sterling Bancorp	Hudson Valley Holding Corp.	1.88x	NM*	9.4%
10/30/14	S&T Bancorp, Inc.	Integrity Bancshares, Inc.	2.56x	16.4x	15.3%
10/29/14	WesBanco, Inc.	ESB Financial Corporation	1.92x	18.4x	15.4%
06/04/14	National Penn Bancshares, Inc.	TF Financial Corporation	1.44x	18.9x	7.7%
12/20/13	Provident Financial Services, Inc.	Team Capital Bank	1.91x	18.8x	9.7%

			* NM refers to Not Meaningful.

High	2.56x	31.4x	15.4%
Median	1.89x	18.8x	9.6%
Low	1.44x	15.6x	7.7%

Metro at Implied Per Share Consideration	1.72x	22.7x	8.7%

From this data, RBC selected an implied per share common equity reference range for Metro common stock using TBV multiples of 1.44x—2.56x, LTM EPS multiples of 15.6x—31.4x, and CDP percentages of 7.7%—15.4%. This analysis indicated the following implied per share common equity reference range for Metro common stock, as compared to the implied per share consideration:

Implied Per Share Common Equity Reference Range for Metro based on:			Implied Per Share Consideration
TBV	LTM EPS	CDP
$27.26—$48.61	$22.51—$45.20	$31.11—$43.37	$32.72

Discounted Cash Flow Analysis. RBC performed discounted cash flow analyses of Metro by calculating the estimated net present value of the after-tax free cash flows of Metro available for dividends through 2021, based on the Forecasts. RBC performed such discounted cash flow analyses both on a standalone basis (the “Metro Standalone DCF”) and including the value of the synergies and the impact of acquisition adjustments, projected to result from the merger as provided by management of F.N.B. (the “Metro Cost Savings DCF”). Both of the Metro DCFs assumed a ratio of target tangible common equity to tangible assets of 8.0%, a pre-tax opportunity cost of cash of 2.19% growing to 2.31% in 2018 and flat thereafter, and a 35% tax rate. The Metro Cost Savings DCF assumed cost savings equal to 40% of Metro’s non-interest expense, 75% of which was projected to be phased in during 2016, and 100% of which was projected to be achieved during 2017 and thereafter.

RBC performed each of the Metro Standalone DCF and the Metro Cost Savings DCF analyses using discount rates ranging from 11.5% to 13.5%, based on an estimated cost of equity using RBC’s professional judgment in light of recent volatility in equity markets, after taking into consideration the capital asset pricing model (“CAPM”), and a terminal value at the end of the forecast period, using terminal multiples ranging from 11.0x to 16.5x estimated 2021 earnings. The terminal multiples were selected based on a review of the multiples of NTM earnings for the selected public companies referred to above. The Metro Standalone DCF and the Metro Cost Savings DCF indicated the following implied per share common equity reference ranges, as compared to the implied per share consideration:

Metro based on Standalone DCF Implied Per Share Common Equity Reference Range	Metro based on Cost Savings DCF Implied Per Share Common Equity Reference Range	Implied Per Share Consideration
$23.26—$33.44	$36.75—$56.45	$32.72

F.N.B. Financial Analysis

Public Company Analysis. RBC reviewed certain financial and operating information and implied trading multiples for selected publicly-traded companies as compared to the corresponding information and implied trading multiples for F.N.B. In choosing the selected companies, RBC considered publicly traded banks in the Northeast, Mid-Atlantic and Midwest regions with assets of $10.0 billion to $30.0 billion. RBC excluded mutual holding companies as well as targets of pending mergers.

In this analysis, RBC compared (i) multiples of implied price per share of common equity to TBV, (ii) multiples of implied price per share of common equity to LTM EPS, (iii) multiples of implied price per share of common equity to NTM estimated EPS and (iv) CDP. The list of selected companies, related multiples and percentages and the resultant high, median and low multiples and percentages for such selected companies and for F.N.B. are as follows:

Selected Companies

	Price/ TBV	Price/ LTM EPS	Price/ NTM EPS	CDP
Signature Bank	2.74x	22.3x	19.2x	19.9%
Associated Banc-Corp	1.66x	16.2x	16.2x	6.2%
FirstMerit Corporation	1.57x	13.5x	13.7x	5.9%
Commerce Bancshares, Inc.	2.18x	17.7x	16.8x	13.1%
Webster Financial Corporation	2.12x	18.2x	17.0x	11.3%
Wintrust Financial Corporation	1.63x	17.1x	15.8x	6.7%
TCF Financial Corporation	1.63x	18.1x	14.3x	7.4%
Valley National Bancorp	1.81x	19.1x	16.0x	8.1%
UMB Financial Corporation	1.75x	19.9x	19.4x	8.7%
Fulton Financial Corporation	1.53x	15.2x	15.6x	6.4%
PrivateBancorp, Inc	2.19x	19.9x	18.3x	15.7%
MB Financial, Inc	2.11x	23.0x	15.8x	13.2%
Old National Bancorp	2.00x	15.8x	14.0x	9.8%

High	2.74x	23.0x	19.4x	19.9%
Median	1.81x	18.1x	16.0x	8.7%
Low	1.53x	13.5x	13.7x	5.9%

F.N.B. as of 7/31/2015	2.22x	16.2x	15.0x	11.6%

From this data, RBC selected an implied per share common equity reference range for F.N.B. common stock using TBV multiples of 1.53x—2.74x, LTM EPS multiples of 13.5x—23.0x, NTM estimated EPS multiples of 13.7x—19.4x and CDP percentages of 5.9%—19.9%. This analysis indicated the following implied per share common equity reference range for F.N.B. common stock, compared to the July 31, 2015 closing price of F.N.B. common stock:

Implied Per Share Common Equity Reference Range for F.N.B. based on:
TBV	LTM EPS	NTM EPS	CDP	F.N.B. Common Stock on 07/31/2015
$9.50—$17.05	$11.46—$19.58	$12.58—$17.82	$10.10—$19.25	$13.79

Discounted Cash Flow Analysis. RBC performed a discounted cash flow analysis of F.N.B. by calculating the estimated net present value of the after-tax free cash flows of F.N.B. available for dividends through 2021, based on the Forecasts. RBC assumed a ratio of target tangible common equity to tangible assets of 8.0%, a pre-tax opportunity cost of cash of 2.19% growing to 2.31% in 2018 (flat thereafter), and a 35% tax rate.

RBC performed the discounted cash flow analysis using discount rates ranging from 10.5% to 11.5% based on RBC’s professional judgment in light of recent volatility in equity markets, after taking into consideration CAPM, and a terminal value at the end of the forecast period, using terminal multiples ranging from 13.5x to 19.5x estimated 2021 earnings. The terminal multiples were selected based on a review of the multiples of NTM earnings for the selected public companies referred to above. The discounted cash flow analysis indicated the following implied per share common equity reference range, as compared to the July 31, 2015 closing price of F.N.B. common stock:

F.N.B. Implied Per Share Common Equity Reference Range	F.N.B. Common Stock on 07/31/2015
$12.10—$17.39	$13.79

Implied Exchange Ratio Analysis

RBC calculated certain implied exchange ratio reference ranges for the merger.

Selected Publicly Traded Companies Exchange Ratio Analysis. Based on the per share reference ranges for Metro common stock and F.N.B. common stock implied by the selected publicly traded companies analyses described above, and the corresponding assumptions underlying each such analysis, RBC calculated implied exchange ratio reference ranges. In each case, the low end of each implied exchange ratio reference range was calculated by dividing the low end of the applicable Metro common stock implied per share reference range by the high end of the applicable F.N.B. common stock implied per share reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable Metro common stock implied per share reference range by the low end of the applicable F.N.B. common stock implied per share reference range. The analysis indicated the following implied reference ranges, as compared to the exchange ratio in the merger:

	Implied Reference Range	Exchange Ratio
Price/TBV	1.4986x—4.2624x	2.373x
Price/LTM EPS	0.7792x—2.6419x	2.373x
Price/NTM Estimated EPS	1.1703x—2.4126x	2.373x
CDP	1.2971x—4.3632x	2.373x

Selected Transactions Exchange Ratio Analysis. Based on the per share reference ranges for Metro common stock and F.N.B. common stock implied by the selected transactions analysis described above, and the corresponding assumptions underlying each such analysis, RBC calculated implied exchange ratio reference ranges. In each case, the low end of each implied exchange ratio reference range was calculated by dividing the low end of the applicable Metro common stock implied per share selected transactions reference range by the high end of the applicable F.N.B. common stock implied per share selected publicly traded companies reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable Metro common stock implied per share selected transactions reference range by the low end of the applicable F.N.B. common stock implied per share selected publicly traded companies reference range. The analysis indicated the following implied reference ranges, as compared to the exchange ratio in the merger:

	Implied Reference Range	Exchange Ratio
Price/TBV	1.5988x—5.1181x	2.373x
Price/LTM EPS	1.1494x—3.9443x	2.373x
CDP	1.6159x—4.2933x	2.373x

Discounted Cash Flow Exchange Ratio Analysis. Based on the per share reference ranges for Metro common stock and F.N.B. common stock implied by the discounted cash flow analyses described above, and the corresponding assumptions underlying each such analysis, RBC calculated implied exchange ratio reference ranges. RBC calculated such implied exchange ratio reference ranges on a standalone basis. The low end of the implied exchange ratio reference range was calculated by dividing the low end of the applicable Metro common stock implied per share reference range by the high end of the applicable F.N.B. common stock implied per share reference range, and the high end of the implied exchange ratio reference range was calculated by dividing the high end of the applicable Metro common stock implied per share reference range by the low end of the applicable F.N.B. common stock implied per share reference range. The analysis indicated the following implied reference ranges, as compared to the exchange ratio in the merger:

	Implied Reference Range	Exchange Ratio
Standalone	1.3370x—2.7633x	2.373x

Historical Exchange Ratio Analysis

RBC reviewed the historical volume weighted average prices (“VWAP”) of F.N.B. common stock and Metro common stock from Bloomberg during different periods between July 31, 2014 and July 31, 2015 and calculated the implied exchange ratios during these time periods. The analysis indicated the following implied ranges, as compared to the exchange ratio in the merger.

Time Period	Implied Exchange Ratio	Exchange Ratio
30-day VWAP	1.8355x	2.373x
60-day VWAP	1.8565x	2.373x
90-day VWAP	1.8959x	2.373x
1-year VWAP	1.9454x	2.373x

Other Matters

RBC also noted for the F.N.B. board of directors certain additional factors that were provided for informational purposes, including the following analyses:

Trading Range and Research Target Analysis for Metro

Trading Range. RBC reviewed certain historical stock price information based on closing stock price information over the one year period ended July 31, 2015, for Metro common stock. This review indicated the following historical stock price information for Metro common stock, as compared to the implied per share consideration.

Trading Period Prior to July 31, 2015	Stock Price
52 Week High	$27.95
52 Week Low	$22.05
Implied Per Share Consideration	$32.72

Analyst Range. Three equity analysts published twelve-month forward price targets for Metro common stock since April 30, 2015, which RBC assumed were not discounted to present value. In order to better compare the published stock price target with the per share consideration, RBC discounted such stock price targets to present value (as of July 31, 2015), by applying, for a one year discount period, an illustrative discount rate range of 11.5%—13.5%, using Metro’s estimated cost of equity as described above. This calculation indicated a range of stock price targets for Metro common stock of $23.79—$26.01 per share. Public market trading targets published by equity research analysts do not necessarily reflect current market trading prices for Metro common stock and these estimates are subject to uncertainties, including the future financial performance of Metro and future financial market conditions.

Trading Range and Research Target Analysis for F.N.B.

Trading Range. RBC reviewed certain historical stock price information based on closing stock price information over the one year period ended July 31, 2015, for F.N.B. common stock. This review indicated the following historical stock price information for F.N.B. common stock, as compared to the closing price of F.N.B. common stock on July 31, 2015.

Trading Period Prior to July 31, 2015	Stock Price
52 Week High	$14.80
52 Week Low	$11.50
Closing price of F.N.B. Common Stock on 07/31/2015	$13.79

Analyst Target Stock Price Range. Eight equity analysts published twelve-month forward price targets for F.N.B. common stock since April 30, 2015, which RBC assumed were not discounted to present value. In order to better compare the published stock price targets with the price of F.N.B. common stock on July 31, 2015, RBC discounted such stock price targets to present value (as of July 31, 2015), by applying, for a one-year discount period, an illustrative discount rate range of 10.5%—11.5%, using F.N.B.’s estimated cost of equity as described above. This calculation indicated a range of stock price targets for F.N.B. common stock of $12.56—$14.48 per share. Public market trading targets published by equity research analysts do not necessarily reflect current market trading prices for F.N.B. common stock and these estimates are subject to uncertainties, including the future financial performance of F.N.B. and future financial market conditions.

Implied Exchange Ratio Analysis

Reference Range Exchange Ratio Analysis. Based on the per share reference ranges for Metro common stock and F.N.B. common stock implied by the trading range and equity research analyst target stock price range analyses described above, and the corresponding assumptions underlying each such analysis, RBC calculated implied exchange ratio reference ranges. In the trading range scenario, the low end of the implied exchange ratio reference range was calculated by dividing the low end of the applicable Metro common stock implied per share reference range by the high end of the applicable F.N.B. common stock implied per share reference range, and the high end of the implied exchange ratio reference range was calculated by dividing the high end of the applicable Metro common stock implied per share reference range by the low end of the applicable F.N.B. common stock implied per share reference range. In the equity research analyst target stock price range scenario, the low end of the implied exchange ratio reference range was calculated by dividing the Metro common stock implied price target by the high end of the F.N.B. common stock implied per share reference range, and the high end of the implied exchange ratio reference range was calculated by dividing the Metro common stock implied price target by the low end of the F.N.B. common stock implied per share reference range. The analysis indicated the following implied reference ranges, as compared to the exchange ratio in the merger:

	Implied Reference Range	Exchange Ratio
Trading Range	1.7888x - 2.1514x	2.373x
Analyst Range	1.6429x - 2.0714x	2.373x

Overview of Analyses; Other Considerations

No single company or transaction used in the above analyses as a comparison was identical to F.N.B., Metro or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions analyzed.

The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances. Several analytical methodologies were used by RBC, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions of RBC were based on all the analyses and factors presented herein taken as a whole and also on application of RBC’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. RBC therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.

F.N.B. selected RBC to render to the F.N.B. board of directors its opinion based on its qualifications, expertise, reputation and knowledge of F.N.B.’s business and affairs and its experience with bank holding companies and the industry in which F.N.B. operates. RBC has advised on numerous acquisitions of bank holding companies. RBC is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of F.N.B. and/or Metro and receive customary compensation, and may also actively trade securities of F.N.B. and/or Metro for its own account and the accounts of its customers, and, accordingly, RBC and its affiliates, may hold a long or short position in such securities. RBC has provided investment banking and financial advisory services to F.N.B. in the past, including, in the past two years, having acted or acting as (i) financial advisor in connection with its acquisition of (a) BCSB Bancorp, Inc. completed in February 2014, (b) OBA Financial Services, Inc. completed in September 2014 and (c) certain branches of Bank of America Corp. announced in May 2015, (d) certain branches of Fifth Third Bancorp announced in September 2015; and (ii) joint bookrunning manager for its offerings of F.N.B. common stock and F.N.B. preferred stock completed in November 2013 and its offering of F.N.B. subordinated notes completed in October 2015. During such two year period RBC received aggregate fees of $3.75 million in connection with providing investment banking and financial advisory services to F.N.B. In light of RBC’s prior services to F.N.B. and its financial advisory role for F.N.B. in connection with the merger, RBC anticipates that it may be selected by F.N.B. to provide investment banking and financial advisory and/or financing services that may be required by F.N.B. in the future, regardless of whether the merger is successfully completed. In addition, RBC and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Metro and/or certain of its affiliated companies and have received and in the future may receive compensation for these services, including, currently providing Metro with outstanding letters of credit. In the past two years, RBC has received from Metro aggregate fees of approximately $119,000 for such services.

Under its engagement agreement with F.N.B., RBC became entitled to a fee of $250,000 upon delivery of its written opinion (the “Opinion Fee”), whether or not the opinion is accepted and whether or not the merger is consummated. In addition, for RBC’s services as financial advisor to F.N.B. in connection with the merger, if the merger is successfully completed RBC will receive an additional $3,000,000, against which the Opinion Fee will be credited. Also, at the closing of the merger, RBC may, at F.N.B.’s discretion, receive an additional fee of up to $400,000. In addition, if, in connection with the merger not being completed, F.N.B. receives a termination fee, RBC will be entitled to twenty percent of such fee in cash, when it is received by F.N.B. In addition, F.N.B. has agreed to indemnify RBC for certain liabilities that may arise out of RBC’s engagement, including, without limitation, liabilities arising under the federal securities laws, and to reimburse certain out-of-pocket expenses incurred by RBC in performing its services. The terms of RBC’s engagement letter were negotiated at arm’s-length between F.N.B. and RBC, and the F.N.B. board of directors was aware of this fee arrangement at the time it reviewed and approved the merger agreement.

Opinion of Griffin Financial Group, LLC in Connection with the Merger

Pursuant to an engagement letter dated August 2, 2015, F.N.B. engaged Griffin to provide its board of directors with an additional fairness opinion in connection with its proposed acquisition of Metro. Griffin is a nationally recognized, Financial Industry Regulatory Authority-licensed investment banking firm which is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. F.N.B. hired Griffin on the basis of Griffin’s qualifications, experience in transactions similar to the merger and its reputation in the investment community. Pursuant to this engagement, the board of directors of F.N.B. requested Griffin to provide its opinion as to the fairness, from a financial point of view, of the merger consideration (as defined in the merger agreement) to be paid by F.N.B. in the proposed merger of Metro with F.N.B.

At a meeting of the F.N.B. board of directors held on August 3, 2015, to evaluate the proposed merger with Metro, Griffin reviewed the financial aspects of the proposed merger and provided its opinion to F.N.B.’s board that, as of such date, and subject to factors, qualifications, limitations and assumptions set forth in the opinion, the merger consideration to be paid by F.N.B. in connection with the proposed merger was fair, from a financial point of view, to the shareholders of F.N.B.

The full text of Griffin’s written opinion is attached as Appendix E to this joint proxy statement/prospectus and is incorporated herein by reference. F.N.B.’s shareholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered, procedures followed and qualifications and limitations on the review undertaken by Griffin. Griffin’s opinion is subject to the assumptions and conditions contained in its opinion and is necessarily based on economic, market and other conditions as in effect on, and the information made available to Griffin as of, the date of its opinion. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

Griffin’s opinion speaks only as of the date of the opinion. The opinion is addressed to the F.N.B. board of directors and is limited to the fairness, from a financial point of view, of the merger consideration to be paid by F.N.B. in the merger to the shareholders of F.N.B. Griffin does not express an opinion as to the underlying decision by F.N.B. to engage in the merger or the relative merits of the merger compared to other strategic alternatives which may be available to F.N.B.

In providing its opinion, Griffin, among other things:

•	reviewed the August 2, 2015 draft of the merger agreement;

•	reviewed and discussed with F.N.B. and Metro certain publicly available business and financial information concerning F.N.B. and Metro and the economic and regulatory environments in which they operate;

•	reviewed and discussed with F.N.B. its publicly available financial information as of and for the six months ended June 30, 2015 and June 30, 2014 and as of and for the twelve months ended December 31, 2014;

•	reviewed and discussed with Metro its publicly available financial information as of and for the six months ended June 30, 2015 and June 30, 2014 and as of and for the twelve months ended December 31, 2014;

•	discussed with F.N.B. matters relating to its financial condition, growth, liquidity, earnings, profitability, asset quality, capital adequacy, stock market valuation, future prospects, and related matters as of and for the six months ended June 30, 2015 and June 30, 2014 and as of and for the twelve months ended December 31, 2014;

•	discussed with Metro matters relating to its financial condition, growth, earnings, profitability, asset quality, capital adequacy, future prospects, and related matters as of and for the six months ended June 30, 2015 and June 30, 2014 and as of and for the twelve months ended December 31, 2014;

•	reviewed median publicly available analyst earnings estimates of F.N.B. for the years ending December 31, 2015 and December 31, 2016 and publicly available estimated long term growth rate for the years thereafter as discussed with F.N.B.;

•	reviewed earnings projections by Metro for the years ending December 31, 2015 and December 31, 2016 and publicly available estimated long term growth rate for the years ending December 31, 2015 and December 31, 2016 as discussed with Metro;

•	analyzed and discussed with F.N.B. the potential strategic implications and operational benefits anticipated by the management of F.N.B.;

•	evaluated the potential pro forma financial effects of the proposed merger on F.N.B. on a forward-looking basis;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving whole bank acquisitions as deemed relevant by Griffin;

•	compared the financial condition and implied valuation of Metro to the financial condition and valuation of certain institutions deemed relevant by Griffin;

•	performed a discounted cash flow analysis;

•	considered F.N.B.’s ownership structure, its stock market performance, and the trading history of its common stock (which is being used as merger consideration);

•	undertook such other financial studies and analyses and considered such other information as Griffin deemed appropriate for the purpose of its opinion.

Griffin’s opinion has been approved by its fairness opinion committee in conformity with its policies and procedures established under the requirement of Rule 5150 of the Financial Industry Regulatory Authority. In conducting its review and providing its opinion, Griffin relied upon the accuracy and completeness of all of the financial and other information provided to, or discussed with, it or otherwise publicly available, including median publicly available analyst earnings estimates for the years ending December 31, 2015 and December 31, 2016 and a publicly available estimated long term growth rate for the years thereafter. Griffin did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. Griffin did not review individual loan files or deposit information of F.N.B. or Metro, nor did Griffin conduct or was Griffin provided with any valuation or appraisal of any assets, deposits or other liabilities of F.N.B. or Metro. Griffin is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for losses with respect thereto, and accordingly, Griffin assumed that such allowances for losses are adequate. In relying on financial analyses provided to or discussed with Griffin by F.N.B. or made available by Metro or derived therefrom, Griffin assumed that such analyses have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management. Griffin expresses no view as to the reasonableness of such analyses, forecasts, estimates, or the assumptions on which they were based. Griffin is not a legal, regulatory, or tax expert and has relied on the assessments made by advisors to F.N.B. with respect to such issues.

For purposes of providing its opinion, Griffin assumed that, in all respects material to its analysis:

•	the representations and warranties of each party in the merger agreement are true and correct in all respects material to Griffin’s analysis;

•	the covenants and conditions precedent to closing the proposed merger contained in the draft agreement provided to Griffin, including approval by federal and state bank regulators, and by shareholders of both Metro and F.N.B., will be performed in all respects material to our analysis and in a manner which will not give Metro the ability to terminate the merger agreement or decline to close under the merger agreement;

•	all material governmental, regulatory, shareholder and any other consents and approvals necessary for the completion of the merger will be obtained without any adverse effect to F.N.B. or Metro or to the contemplated benefits of the merger; and

•	the merger will be completed substantially in accordance with the terms set forth in the draft merger agreement provided to Griffin.

Griffin’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it, as of the date of its opinion. Subsequent developments may affect Griffin’s opinion, and Griffin does not have any obligation to update, revise, confirm or reaffirm its opinion. Griffin’s opinion is limited to the fairness, from a financial point of view, to the shareholders of F.N.B. with regards to the merger consideration to be paid by F.N.B. in the transaction as of the date of the opinion. Griffin expressed no opinion as to the fairness of the merger to creditors or other stakeholders of F.N.B. or as to the underlying decision by F.N.B. to engage in the merger or any other transaction, the relative merits of the merger compared to other transactions available to F.N.B., or the relative merits of the merger compared to other strategic alternatives that may be available to F.N.B. Furthermore, Griffin did not take into account, and expresses no opinion with respect to, the amount or nature of any bonuses and any other compensation or consideration to any officers, directors, or employees of F.N.B. or Metro paid or payable by reason or as a result of the merger.

The forecasts, projections and estimates of F.N.B. and Metro prepared and provided to Griffin by the management of F.N.B. or prepared and made available by the management of Metro, respectively, were not prepared with the expectation of public disclosure. All such information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such forecasts, projections and estimates. Griffin assumed, based on discussions with the management of F.N.B. and Metro, respectively, and at the direction of management of F.N.B. and with the consent of the F.N.B. board of directors, that all such forecasts, projections and estimates referred to above provided a reasonable basis upon which Griffin could form its opinion and Griffin expressed no view as to any such information or the assumptions or bases therefor. Griffin relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

The preparation of the fairness opinion is a comprehensive and complex analytical process, involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In accordance with customary investment banking practice, Griffin employed generally accepted valuation methods in reaching its opinion. Estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The following is a summary of the material financial analyses undertaken by Griffin and presented by Griffin to the F.N.B. board of directors in connection with rendering Griffin’s opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Griffin or the presentation made by Griffin to the F.N.B. board of directors. In arriving at its opinion, Griffin did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized within include information presented in tabular format. Accordingly, Griffin believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal for Purposes of the Fairness Opinion

Pursuant to the merger agreement by and between F.N.B. and Metro, at the effective time of the merger, each issued and outstanding share of Metro’s common stock, other than shares held in treasury or owned by F.N.B. and its affiliates, will be exchanged for the right to receive 2.373 shares of F.N.B.’s common stock, or the exchange ratio. Outstanding options to purchase shares of Metro’s common stock will be converted into options to acquire an equivalent amount of shares of F.N.B.’s common stock at an exercise price equal to the exercise price with respect to such Metro options divided by the exchange ratio. The merger consideration is $474 million in the aggregate and represents 172% of Metro’s tangible common equity at June 30, 2015 and 22.7 times Metro’s earnings for the twelve-month period ended June 30, 2015. At the effective time of the merger, Metro will merge with an into F.N.B., and shares of Metro’s common stock held in treasury or owned by F.N.B. and its affiliates will be cancelled.

Target Market Price and Structure

Using publicly available information, Griffin reviewed the market price and structure of Metro. Shares of Metro’ common stock, which are listed on The NASDAQ Global Select Market, have very little trading volume. Griffin identified the following information as of July 31, 2015.

52-week high (March 20, 2015)	$27.74
52-week low (October 22, 2014)	$22.30
Price/Last Trailing Twelve Months (“LTM”) Earnings (x)	17.0
Price/Tangible Book Value (“TBV”) (%)	128.9

Selected Companies Analysis

Using publicly available information, Griffin compared the financial performance and condition of Metro to publicly traded banks and bank holding companies with between $2 billion and $5 billion in total assets, non-performing assets (“NPAs”) as a percentage of total assets less than 4.0%, and return on average assets (“ROAA”) in excess of 0.50%. Griffin looked at banks and bank holding companies who were headquartered in Delaware, Maryland, New Jersey, New York, Ohio, Pennsylvania and West Virginia (collectively, the “Mid-Atlantic”). Companies included in this group were:

WSFS Financial Corp.	TrustCo Bank Corp.	Beneficial Bancorp, Inc.
Dime Community Bancshares, Inc.	Sandy Springs Bancorp, Inc.	Lakeland Bancorp, Inc.
ConnectOne Bancorp, Inc.	City Holding Company	Bridge Bancorp, Inc.
Financial Institutions, Inc.	Oritani Financial Corp.	Northfield Bancorp, Inc.
Peapack-Gladstone Financial Corp.	TriState Capital Holdings, Inc.	Bryn Mawr Bank Corp.
First of Long Island Corp.	Univest Corp. of Pennsylvania	OceanFirst Financial Corp.
Arrow Financial Corp.	CNB Financial Corp.	First Defiance Financial Corp.

To perform this analysis, Griffin used financial information as of the most recently available quarter, and market price information as of July 31, 2015 as reported by SNL Financial. Griffin’s analysis showed the following concerning Metro’s and its peers’ financial condition, risk profile, valuation and liquidity:

(Dollar values in thousands)			Exchange/Liquidity			Financial Condition & Performance					Pricing Ratios
Institution Name	City, State	Total Assets (Reported)	Ticker	Exchange	ADTV	ROAA (%)	ROAE (%)	NIM (%)	NPAs/ Assets (%)	TCE/ TA (%)	Price/ LTM Earnings (X)	Price/ TBV (%)
WSFS Financial Corporation	Wilmington, DE	5,077,483	WSFS	NASDAQ	88,260	1.03	10.12	3.70	0.91	NA	16.6	180.8
TrustCo Bank Corp NY	Glenville, NY	4,741,337	TRST	NASDAQ	260,788	0.92	10.81	3.12	NA	8.48	13.8	147.3
Beneficial Bancorp, Inc.	Philadelphia, PA	4,736,499	BNCL	NASDAQ	578,176	0.51	2.86	2.82	0.30	21.14	43.4	109.3
Dime Community Bancshares, Inc.	Brooklyn, NY	4,644,535	DCOM	NASDAQ	123,671	1.06	10.19	2.99	0.25	9.20	13.0	149.7
Sandy Spring Bancorp, Inc.	Olney, MD	4,507,367	SASR	NASDAQ	45,784	0.97	8.05	3.41	0.93	9.82	16.4	154.6
Lakeland Bancorp, Inc.	Oak Ridge, NJ	3,699,127	LBAI	NASDAQ	57,724	0.92	8.51	3.54	0.88	7.78	13.1	153.4
ConnectOne Bancorp, Inc.	Englewood Cliffs, NJ	3,660,057	CNOB	NASDAQ	84,979	0.89	6.77	3.67	0.42	8.62	20.9	213.2
City Holding Company	Charleston, WV	3,512,623	CHCO	NASDAQ	50,674	1.62	14.02	3.91	NA	9.89	13.2	216.4
Bridge Bancorp, Inc.	Bridgehampton, NY	3,428,105	BDGE	NASDAQ	22,224	0.62	7.67	3.48	NA	6.90	21.0	178.1
Financial Institutions, Inc.	Warsaw, NY	3,359,459	FISI	NASDAQ	34,277	0.92	10.09	3.39	NA	6.04	12.7	175.0
Oritani Financial Corp.	Township of Washington, NJ	3,353,065	ORIT	NASDAQ	166,810	1.44	9.10	3.14	NA	15.44	14.3	133.6
Northfield Bancorp, Inc.	Woodbridge, NJ	3,147,315	NFBK	NASDAQ	235,616	0.64	3.15	2.88	1.16	17.28	35.9	127.8
Peapack-Gladstone Financial Corporation	Bedminster, NJ	3,118,170	PGC	NASDAQ	41,594	0.67	8.18	2.86	0.70	8.17	16.9	136.0
TriState Capital Holdings, Inc.	Pittsburgh, PA	3,017,161	TSC	NASDAQ	90,360	0.76	7.00	2.48	0.90	8.86	16.6	134.6
Bryn Mawr Bank Corporation	Bryn Mawr, PA	2,950,014	BMTC	NASDAQ	43,955	1.15	9.38	3.82	0.47	8.88	15.6	204.8
First of Long Island Corporation	Glen Head, NY	2,828,714	FLIC	NASDAQ	21,512	0.90	10.35	2.98	0.24	8.45	15.8	159.6
Univest Corporation of Pennsylvania	Souderton, PA	2,780,578	UVSP	NASDAQ	34,559	0.97	7.38	3.96	0.89	NA	14.9	164.6
OceanFirst Financial Corp.	Toms River, NJ	2,395,100	OCFC	NASDAQ	25,603	0.87	9.36	3.23	2.17	9.25	14.1	132.3
Arrow Financial Corporation	Glens Falls, NY	2,333,371	AROW	NASDAQ	22,153	1.10	12.16	3.19	0.32	7.90	14.1	191.6
CNB Financial Corporation	Clearfield, PA	2,253,789	CCNE	NASDAQ	19,341	1.07	12.33	NA	1.07	NA	10.6	151.2
First Defiance Financial Corp.	Defiance, OH	2,196,510	FDEF	NASDAQ	26,506	1.22	9.58	3.78	2.02	9.96	14.0	167.8
Low		2,196,510			19,341	0.51	2.86	2.48	0.24	6.04	10.6	109.3
Median		3,353,065			45,784	0.92	9.36	3.31	0.88	8.87	14.9	154.6
High		5,077,483			578,176	1.62	14.02	3.96	2.17	21.14	43.4	216.4

Metro Bancorp, Inc.	Harrisburg, PA	3,001,357	METR	NASDAQ	26,198	0.71	7.97	3.67	1.75	8.86	17.0	128.9

No company used as a comparison in the above analysis is identical to Metro. In addition, Griffin presumed that the trading valuations for peers exclude any change in control premium. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and of the banking environment at the time of the opinion.

Selected Transactions Analysis

Griffin reviewed publicly available information as reported by SNL Financial related to acquisitions announced between January 1, 2013 and July 31, 2015 of (a) banks and bank holding companies with between $750 million and $20 billion in total assets, NPAs as a percentage of total assets less than 3.0%, and ROAA in excess of 0.50% and (b) nationwide for which the deal value was between $250 million and $700 million.

For each transaction referred to below, Griffin derived and compared, among other things, the following implied ratios:

1.	Price per common share paid for the acquired company to last twelve months earnings per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

2.	Price per common share paid for the acquired company to tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

3.	Tangible book value premium for the acquired company to deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits of the acquired company (“Core Deposits”) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and

4.	Price per common share paid for the acquired company for each selected transaction in which the acquired company was publicly traded as a premium to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage).

The results of the analysis are set forth in the following tables:

Nationwide Selected Transactions

(Assets in thousands, deal value in millions)			Target Financials					Deal Value/Deal Ratios
Ann. Date	Buyer Name/ Target Name	City, State	Total Assets	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	TE/ TA (%)	Deal Value	Price/ Earnings (X)	Price/ TBV (%)	TB Prem/ Core Dep (%)	Premium/ Stock Price
3/9/2015	Western Alliance Bancorporation/ Bridge Capital Holdings	San Jose, CA	1,814,122	1.07	10.06	0.94	10.31	423.9	23.0	226.5	15.58	18.90
12/10/2014	Renasant Corporation/ Heritage Financial Group, Inc.	Albany, GA	1,755,534	0.60	6.60	0.88	8.44	254.4	24.6	172.9	10.90	27.14
11/5/2014	Sterling Bancorp/ Hudson Valley Holding Corp.	Yonkers, NY	3,120,097	-0.04	-0.41	1.52	9.17	538.2	NM	188.4	9.40	18.43
10/29/2014	WesBanco, Inc./ ESB Financial Corporation	Ellwood City, PA	1,945,398	0.91	8.95	1.04	8.59	352.7	19.8	214.1	18.27	49.10
10/27/2014	IBERIABANK Corporation/ Old Florida Bancshares, Inc.	Orlando, FL	1,352,368	0.84	8.23	1.22	10.12	259.1	25.4	195.8	11.27	NA
9/25/2014	Ford Financial Fund II, L.P./ Mechanics Bank	Richmond, CA	3,303,385	0.57	5.74	2.02	9.59	338.0	27.7	164.2	7.79	61.88
9/8/2014	BB&T Corporation/ Bank of Kentucky Financial Corporation	Crestview Hills, KY	1,857,787	1.14	11.52	1.64	9.19	367.4	17.4	217.9	13.58	31.16
6/10/2014	First Citizens BancShares, Inc./ First Citizens Bancorporation, Inc.	Columbia, SC	8,532,136	0.57	6.48	1.62	6.89	644.7	14.2	118.3	1.48	40.42
5/8/2014	Valley National Bancorp/ 1st United Bancorp, Inc.	Boca Raton, FL	1,738,395	0.47	3.37	1.71	10.03	312.8	36.1	186.6	11.51	18.46
4/29/2014	Southside Bancshares, Inc./ OmniAmerican Bancorp, Inc.	Fort Worth, TX	1,391,313	0.48	3.12	0.95	14.89	313.9	43.6	151.5	15.66	16.08
1/27/2014	Yadkin Financial Corporation/ VantageSouth Bancshares, Inc.	Raleigh, NC	2,045,760	0.37	2.76	1.23	9.84	298.8	53.1	147.6	7.46	5.24
11/25/2013	ViewPoint Financial Group, Inc./ LegacyTexas Group, Inc.	Plano, TX	1,711,937	1.64	20.48	1.16	7.34	300.4	17.0	240.2	14.72	NA
11/15/2013	Rockville Financial, Inc./ United Financial Bancorp, Inc.	West Springfield, MA	2,490,737	0.37	2.93	0.76	10.56	370.7	48.5	143.5	7.21	14.81
10/23/2013	Cascade Bancorp/ Home Federal Bancorp, Inc.	Nampa, ID	1,007,748	0.15	0.87	1.39	16.72	265.8	NM	158.2	12.87	39.62
10/23/2013	Heritage Financial Corporation/ Washington Banking Company	Oak Harbor, WA	1,648,154	1.00	9.15	2.40	10.72	264.6	15.6	150.2	7.02	18.04
9/18/2013	East West Bancorp, Inc./ MetroCorp Bancshares, Inc.	Houston, TX	1,585,786	0.75	6.52	1.74	10.40	273.0	23.9	167.1	11.86	34.69
7/15/2013	MB Financial, Inc./ Taylor Capital Group, Inc.	Rosemont, IL	5,901,370	1.30	13.60	1.89	9.49	658.8	11.3	185.3	9.34	24.64
7/1/2013	Prosperity Bancshares, Inc./ FVNB Corp.	Victoria, TX	2,410,608	1.00	11.71	0.58	6.99	379.8	17.8	257.9	12.07	NA
6/25/2013	Home BancShares, Inc./ Liberty Bancshares, Inc	Jonesboro, AR	2,853,120	0.79	7.09	3.39	8.16	280.0	12.7	161.9	6.77	NA
6/10/2013	Union First Market Bankshares Corporation/ StellarOne Corporation	Charlottesville, VA	3,013,889	0.76	5.29	1.96	10.72	444.5	19.9	143.2	5.97	20.28
4/4/2013	Provident New York Bancorp/ Sterling Bancorp	New York, NY	2,750,842	0.78	8.79	0.49	7.50	343.1	17.1	167.9	8.06	10.85
2/20/2013	SCBT Financial Corporation/ First Financial Holdings, Inc.	Charleston, SC	3,215,558	0.89	10.02	1.54	9.09	298.6	12.0	131.8	3.43	9.49
1/30/2013	United Bankshares, Inc./ Virginia Commerce Bancorp, Inc.	Arlington, VA	2,823,692	1.01	10.11	3.32	8.69	467.4	21.0	190.5	11.79	15.21
	Total National Peer	Low	1,007,748	-0.04	-0.41	0.49	6.89	254.4	11.3	118.3	1.48	5.24
		Median	2,045,760	0.78	7.09	1.52	9.49	338.0	19.9	167.9	10.90	16.08
		High	8,532,136	1.64	20.48	3.39	16.72	658.8	53.1	257.9	18.27	39.62

	Metro Bancorp, Inc.	Harrisburg, PA	3,001,357	0.71	7.97	1.75	8.86	473.6	22.7	172.0	8.7	33.7

(1)	Normalized Price/ TBV is based on the target having an 8.0% TCE/TA ratio. All equity above 8.0% TCE was subtracted from both the deal value and tangible book value. Any equity shortfall (below 8% TCE) was added back to both tangible book value and the deal value

Mid-Atlantic Selected Transactions

(Assets in thousands, deal value in millions)			Target Financials					Deal Value/Deal Ratios
Ann. Date	Buyer Name/ Target Name	City, State	Total Assets	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	TE/ TA (%)	Deal Value	Price/ Earnings (X)	Price/ TBV (%)	TB Prem/ Core Dep (%)	Premium/ Stock Price
2/24/2015	Community Bank System, Inc./ Oneida Financial Corp.	Oneida, NY	798,169	0.66	5.44	0.17	9.01	142.1	27.4	204.5	11.58	56.26
12/15/2014	Bridge Bancorp, Inc./ Community National Bank	Melville, NY	945,016	0.51	5.76	0.85	8.10	141.3	31.3	184.6	9.48	15.76
11/12/2014	BB&T Corporation/ Susquehanna Bancshares, Inc.	Lititz, PA	18,583,327	0.84	5.68	0.87	8.40	2,500.9	16.6	172.2	8.94	39.14
10/30/2014	S&T Bancorp, Inc./ Integrity Bancshares, Inc.	Camp Hill, PA	860,434	1.30	17.19	1.54	7.90	159.4	16.8	265.9	15.33	99.44
10/29/2014	WesBanco, Inc./ ESB Financial Corporation	Ellwood City, PA	1,945,398	0.91	8.95	1.04	8.59	352.7	19.8	214.1	18.27	49.10
6/4/2014	National Penn Bancshares, Inc./ TF Financial Corporation	Newtown, PA	846,016	0.83	7.37	1.20	10.96	141.6	19.0	153.6	7.67	35.63
1/21/2014	Center Bancorp, Inc./ ConnectOne Bancorp, Inc.	Englewood Cliffs, NJ	1,243,228	0.96	8.96	1.08	10.45	239.7	21.8	184.6	14.71	14.50
12/20/2013	Provident Financial Services, Inc./ Team Capital Bank	Bethlehem, PA	949,224	0.71	7.09	0.86	9.24	124.4	19.2	190.6	9.72	NA
6/28/2013	Peoples Financial Services Corp./ Penseco Financial Services Corporation	Scranton, PA	929,788	1.13	7.86	0.43	11.75	155.9	15.1	147.0	7.57	26.07
4/4/2013	Provident New York Bancorp/ Sterling Bancorp	New York, NY	2,750,842	0.78	8.79	0.49	7.50	343.1	17.1	167.9	8.06	10.85
	Total Regional Peer	Low	798,169	0.51	5.44	0.17	7.50	124.4	15.1	147.0	7.57	10.85
		Median	947,120	0.84	7.61	0.86	8.80	157.7	19.1	184.6	9.60	35.63
		High	18,583,327	1.30	17.19	1.54	11.75	2,500.9	31.3	265.9	18.27	99.44

	Metro Bancorp, Inc.		3,001,357	0.71	7.97	1.75	8.86	473.6	22.7	172.0	8.7	33.7

No company or transaction used as a comparison in the above analyses is identical to Metro, F.N.B. or the merger. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and of the banking environment at the time of the opinion.

Pro Forma Financial Impact Analysis.

Griffin performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of F.N.B. and Metro. Griffin analyzed the estimated financial impact of the merger on certain projected financial results using closing balance sheet estimates as of March 31, 2016 for F.N.B. and Metro and financial forecasts and projections relating to the earnings of F.N.B., which were derived by Griffin from publicly available information, and Metro, which were derived by Griffin from projections prepared by F.N.B. management, and pro forma assumptions (including, without limitation, purchase accounting adjustments, cost savings and related expenses), which, in the case of F.N.B. were derived by Griffin from publicly available information and, in the case of Metro, were derived by Griffin from projections prepared by F.N.B. management. Griffin discussed with F.N.B.’s management each of the foregoing and also discussed with Metro’s management certain of the foregoing balance sheet estimates of Metro and certain financial forecasts and projections relating to Metro’s earnings. This analysis indicated that the merger could be accretive to F.N.B.’s 2017 estimated EPS and dilutive to F.N.B.’s estimated tangible book value per share as of March 31, 2016. Furthermore, the analysis indicated that each of F.N.B.’s tangible common equity to tangible assets ratio, tangible common equity per share, leverage ratio, Tier 1 Common Equity Ratio, Tier 1 Risk-Based Capital Ratio, and Total Risk Based Capital Ratio as of March 31, 2016 could be lower. For all of the above analysis, the actual results achieved by F.N.B. following the merger may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis

Griffin performed a discounted cash flow analysis to estimate a range of the present value of estimated free cash flows that Metro could generate on a stand-alone basis, assuming certain cost savings and one-time charge. In performing this analysis, Griffin utilized the following assumptions, among others:

•	earnings assumptions based on forward earnings estimates for Metro [and discussions with F.N.B.’s and Metro’s management, with subsequent earnings for Metro developed based upon historical trends and assumptions and inputs that Griffin considered reasonable;

•	a range of discount rates of 11% to 14% based on a normalized risk free interest rate as recommended by Duff & Phelps, the latest published Duff & Phelps U.S. Equity Risk Premium recommendation, a size premium, also published by Duff & Phelps, and a three-year beta as calculated by SNL Financial; and

•	a projected terminal values range of 11 to 15 times earnings based on the observable Mid-Atlantic companies identified by Griffin as part of its “Selected Companies Analysis” above who, at June 30, 2015, are comparable to Metro at the end of the terminal period, industry practice, and Griffin’s professional judgment.

These calculations resulted in a range of implied per share values of between $37.04 to $53.79 with cost-savings of $37.7 million and a one-time pre-tax transaction charge of $49.5 million estimated by F.N.B.’s management. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates and is not necessarily indicative of the actual value or expected value of Metro.

The summary set forth above is not a complete description of the analyses and procedures performed by Griffin in the course of arriving at its opinion.

F.N.B. retained Griffin to provide its board of directors with an additional fairness opinion in connection with its proposed acquisition of Metro. As part of Griffin’s investment banking business, Griffin is, from time to time, engaged in the valuation of bank and bank holding company securities in connection with mergers and acquisitions, public and private placement of listed and unlisted securities, rights offerings and other forms of valuations for various purposes. As specialists in the securities of banking companies, Griffin has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Griffin may, from time to time, purchase securities from, and sell securities to, F.N.B. and Metro. As a market maker in securities, Griffin may from time to time have a long or short position in, and buy or sell, debt or equity securities of institutions like and possibly including F.N.B. and Metro for Griffin’s own account and for the accounts of its customers. To the extent Griffin held any such positions, it was disclosed to F.N.B. and Metro.

Pursuant to Griffin’s engagement letter, F.N.B. paid Griffin a fee of $250,000 upon delivery of its fairness opinion to F.N.B.’s board of directors. In addition, during the previous two years, F.N.B. has paid Griffin fees totaling $50,000 in connection with F.N.B.’s unsuccessful bid for another company in 2014.

F.N.B. has agreed to reimburse Griffin for reasonable out of pocket expenses incurred in connection with Griffin’s engagement and to indemnify and hold harmless partners, officers, agents, employees and affiliates from and against all losses, claims, judgments, liabilities, costs, damages and expenses based upon or arising from Griffin’s engagement. Except as set forth above, during the two years preceding the date of its opinion to F.N.B., Griffin did not receive compensation for investment banking services from F.N.B.

Other than as disclosed above, there have been no material relationships between Griffin or its affiliates and representatives and (i) F.N.B. or its affiliates or (ii) Metro or its affiliates, during the past two years. Griffin may in the future provide investment banking and financial advisory services to F.N.B. or Metro and receive compensation for such services.

Interests of Metro’s Directors and Executive Officers in the Merger

In considering the recommendation of the Metro board that you vote to approve the merger, you should be aware that Metro’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Metro’s shareholders generally. The Metro board was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve the merger and (ii) resolve to recommend the approval of the merger to Metro shareholders. See the section entitled “—Background of the Merger” and the section entitled “—Recommendation of the Metro Board of Directors and Reasons for the Merger” beginning on pages [    ] and [    ] of this proxy statement/prospectus, respectively. Metro’s shareholders should take these interests into account in deciding whether to vote “FOR” the proposal to approve the merger. These interests are described in more detail below, and certain of them are quantified in the narrative below and, for the named executive officers, in the table included in the section entitled “—Merger-Related Compensation for Metro’s Named Executive Officers,” including the footnotes to the table.

In connection with the merger, as of the date of this joint proxy statement/prospectus, no executive officer of Metro has entered into an employment agreement or other agreement or commitment with F.N.B. or its affiliates with respect to continuing employment, and the consummation of the merger is not contingent upon entering into any such arrangement.

Treatment of Metro Equity Awards

Under the merger agreement and pursuant to the applicable Metro equity plan, each outstanding Metro stock option, whether vested or unvested, held by Metro’s directors and executive officers as of the effective time will be converted into a stock option to purchase F.N.B. common stock on the same terms and conditions as were applicable to the Metro stock option prior to the merger, subject to adjustment of the exercise price and the number of shares of F.N.B. common stock issuable upon exercise of such stock option based on the exchange ratio of 2.373 shares of F.N.B. common stock for each share of Metro common stock. All stock options held by executive officers vested prior to and independent of the merger, and as of September 30, 2015, Metro’s executive officers do not hold any unvested stock options. Upon termination of a director’s service at or after the completion of the merger, which is assumed solely for this purpose to be September 30, 2015, each unvested stock option (as converted) held by a non-employee director will immediately vest pursuant to its terms. Based on the 100,338 unvested stock options held by Metro’s eleven non-employee directors as a group as of September 30, 2015, a weighted average exercise price of $21.32 and a per share value of Metro stock of $30.30 (calculated based on the average closing market price of Metro stock over the first five business days following the first public announcement of the merger), these unvested stock options are estimated to have an aggregate intrinsic value of $901,035.

Employment Agreements

Metro previously entered into employment agreements with each of Messrs. Nalbandian, Zody, Moser, Ridd and Metz and the two other executive officers who are not named executive officers—Mr. Cribbs and Ms. Cintron. The employment agreements provide certain benefits in the event of a Change in Control or in the event of certain qualifying terminations, described below. The merger, when completed, will constitute a Change in Control. For an estimate of the amounts that would be payable to each of Metro’s named executive officers pursuant to their employment agreements, see the section entitled “—Merger-Related Compensation for Metro’s Named Executive Officers” below. Amounts for executive officers who are not named executive officers are set forth in the narrative below.

Severance Payments, Change in Control Payments and Other Benefits. Under Mr. Nalbandian’s employment agreement, Mr. Nalbandian will become entitled to the following termination payments and benefits upon an involuntary termination of employment by Metro without “Cause” or Mr. Nalbandian’s resignation for “Good Reason,” without regard to whether employment termination is in connection with a Change in Control:

•	a lump sum cash payment equal to three times the sum of the highest base salary and cash bonus received by Mr. Nalbandian during the twenty-four months preceding termination;

•	immediate vesting of all unvested incentive compensation awards, including equity awards; and

•	continued disability and life insurance benefits for three years.

Receipt of these payments and benefits is conditioned upon Mr. Nalbandian executing a general release and non-disparagement agreement and complying with confidentiality and non-competition provisions as described in the section “—Merger-Related Compensation for Metro’s Named Executive Officers.” Mr. Nalbandian is also entitled to previously vested rights to continued medical insurance coverage for himself and his dependents for Mr. Nalbandian’s life, and continued use of a company-owned automobile until the latest to occur of the end of the lease term on such automobile or the end of the term of his employment, in each case after any termination of employment without regard to the merger.

Under their employment agreements, each of Messrs. Zody and Moser will become entitled to a cash payment equal to two times the sum of (1) the executive’s annual base salary plus (2) the cash bonuses paid to such executive during the twenty-four months preceding the Change in Control, payable in two equal installments on the first and second anniversaries of a Change in Control, unless they are terminated by Metro for “Cause” or resign voluntarily other than for “Good Reason.” In addition, each of Messrs. Zody and Moser will become entitled to one year’s continuation of medical, disability, hospitalization and life insurance benefits upon an involuntary termination by Metro without “Cause” or the executive officer’s resignation for “Good Reason.” Receipt of these payments and benefits is conditioned upon the executive officer complying with confidentiality, non-competition and customer and employee non-solicitation provisions as described in the section “—Merger-Related Compensation for Metro’s Named Executive Officers.”

Under their employment agreements, upon an involuntary termination by Metro without “Cause” or the executive officer’s resignation for “Good Reason” or for any reason within sixty days following a Change in Control (including the merger) each of Messrs. Ridd and Metz will become entitled to a lump sum cash payment equal to two times the average base salary in effect during the twenty-four months preceding termination, or upon termination without “Cause” or for “Good Reason” for Mr. Metz, equal to his salary for the remainder of the term of his employment agreement. In addition, upon such employment terminations, Messrs. Ridd and Metz will also be entitled to one year’s continuation of medical, disability, hospitalization and life insurance benefits. Receipt of these payments and benefits is conditioned upon the executive officer complying with confidentiality and non-competition provisions, and for Mr. Metz, a customer and employee non-solicitation provision, as described in the section “—Merger-Related Compensation for Metro’s Named Executive Officers.”

Under their employment agreements, each of Mr. Cribbs and Ms. Cintron will become entitled to the following termination payments and benefits upon an involuntary termination by Metro without “Cause” or the executive officer’s resignation for “Good Reason,” or for Mr. Cribbs, resignation for any reason other than for “Cause” within sixty days following a Change in Control, or for Ms. Cintron, resignation or termination by Metro for any reason within sixty days following a Change in Control:

•	for an involuntary termination by Metro without “Cause” or the executive officer’s resignation for “Good Reason,” a lump sum cash payment equal to the base salary the executive would have been paid for the remainder of the term of the employment agreement; or

•

for resignation for any reason within sixty days following a Change in Control (and for Ms. Cintron, for termination by Metro other than for “Cause” during such time period as well), a lump sum cash payment equal to two times the average base salary in effect during the twenty-four months preceding termination, in the case of Mr. Cribbs, or two times the sum of (1) the executive’s annual base salary plus (2) the cash bonuses paid to executive during the twenty-four months preceding the termination, in the case of Ms. Cintron; and

•	continued medical, disability, hospitalization and life insurance benefits for one year.

Receipt of these payments and benefits is conditioned upon the executive officer complying with a perpetual confidentiality provision and a customer and employee non-solicitation provision that applies for a period of time after termination of employment. For Mr. Cribbs, the non-solicitation provision applies perpetually following any termination of employment, and his receipt of payments and benefits is also conditioned upon compliance with a non-competition covenant for six months following termination by Metro without “Cause” or resignation by Mr. Cribbs for “Good Reason” or for any reason within sixty days following a Change in Control, or for one year following any other voluntary termination of employment. For Ms. Cintron, the non-solicitation provision applies for one year following any termination of employment.

If the merger were completed on September 30, 2015 and the executive officer’s employment terminated immediately thereafter, the estimated aggregate amount that would be payable to Metro’s executive officers who are not named executive officers pursuant to their employment agreements is $902,464 for the value of lump sum cash severance payments and $30,528 for the aggregate value of one year’s continuation of medical, disability, hospitalization and life insurance benefits.

For purposes of determining whether a qualifying termination has occurred for any of the executive officers (including the named executive officers), “Cause” generally means an indictment or conviction for, or plea of guilty or nolo contendere to, a felony, crime of falsehood or crime involving fraud, moral turpitude or dishonesty, or willful violation of the terms or provisions of the employment agreement.

In addition, “Good Reason” generally means (1) a material reduction in salary and fringe benefits; (2) a material change in the geographic location at which the executive must perform the services; (3) a material breach of the employment agreement by Metro or, following the completion of the merger, by F.N.B.; (4) a material reduction in the nature and scope of the executive officer’s authority, responsibilities or duties; (5) a material inconsistency in duties and responsibilities resulting in a diminution of the executive officer’s authority, duties or responsibilities; or (6) a reduction in the position or title resulting in a material reduction in the executive officer’s authority, duties or responsibilities. However, the employment agreements for Messrs. Metz and Cribbs and Ms. Cintron do not include clauses (4), (5) and (6). Furthermore, in Mr. Nalbandian’s employment agreement, “Good Reason” means (1) a material breach of the employment agreement by Metro, (2) the refusal by F.N.B. to assume Metro’s duties and obligations under the employment agreement, or (3) the occurrence within three years following a Change in Control of (a) a material reduction in the nature and scope of his authority, (b) a material inconsistency in duties and responsibilities resulting in a diminution of his authority, duties or responsibilities, (c) a material reduction in his fringe benefits, (d) a reduction in position or title resulting in a diminution of his authority, duties or responsibilities, or (e) a relocation of Metro’s principal executive offices to a location more than fifty miles from his principal residence.

Excise Tax. Mr. Nalbandian is entitled to receive an excise tax indemnity payment pursuant to his employment agreement if the amounts payable to him with respect to the merger exceed the threshold under the applicable excise tax rules under Sections 280G and 4999 of the Code. None of Metro’s other executive officers is entitled to receive an excise tax indemnity payment under any plan or agreement with Metro. Each executive officer employment agreement, other than Mr. Nalbandian’s employment agreement, provides that if amounts payable with respect to the merger would otherwise trigger an excise tax for that executive officer, then the executive officer’s payments would be reduced to the highest amount that would not trigger the excise tax.

Future Compensation Actions

In addition to the payments and benefits above, under the terms of the merger agreement, Metro may take certain compensation actions prior to the completion of the merger that will affect Metro’s directors and executive officers, although determinations related to such actions have not been made as of the date of this joint proxy statement/prospectus and the impact of such actions is not reflected in the amounts estimated above unless specifically disclosed. Among other actions, Metro may make 2016 annual long-term incentive grants to its employees, including executive officers, in accordance with past practice (provided that such awards will be payable in cash), take certain actions to reduce the amount of any excise tax payments under Sections 280G and 4999 of the Code, increase base salaries of its employees, including executive officers, in the ordinary course of business in connection with 2016 annual cycle adjustments and promotions and pay annual compensation to non-employee directors in the ordinary course of business.

Board of Directors of F.N.B. Following the Merger

Upon completion of the merger, one of Metro’s directors, who will be mutually selected by F.N.B. and Metro, will join F.N.B.’s and First National Bank of Pennsylvania’s boards of directors. The compensation paid to this director for his or her service on F.N.B.’s and First National Bank of Pennsylvania’s boards of directors will be the same as the compensation paid to other members of F.N.B.’s and First National Bank of Pennsylvania’s boards of directors. F.N.B. currently pays its non-employee directors an annual retainer fee of $50,000 (excluding annual fees paid for service on a committee of the board of directors, which are $3,500 for the Nominating & Governance Committee and $7,500 for each of the Executive, Audit, Compensation and Risk Committees) and a stock award valued at approximately $40,000. Directors of First National Bank of Pennsylvania do not receive a separate fee for their service. As of the date of this joint proxy statement/prospectus, F.N.B. and Metro have not selected the Metro director who will be appointed to the boards of directors of F.N.B. and First National Bank of Pennsylvania or the board committees, if any, on which the Metro director will serve.

Regional Advisory Board

Following the completion of the merger, F.N.B. will create a Harrisburg Community Advisory Board to assist F.N.B. in identifying and engaging with customers, civic leaders and nonprofit organizations throughout the Harrisburg region. Two of Metro’s directors, who will be mutually selected by F.N.B. and Metro, will be invited to join the advisory board, and will serve for a minimum term of one year. During their first full year of service on the advisory board, the two Metro directors will receive the same level of compensation that they currently receive for their service on the Metro board of directors. Information regarding the compensation paid to Metro’s directors may be found in the definitive proxy statement for Metro’s 2015 annual meeting of shareholders, which was filed with the SEC on May 22, 2015. See “Where You Can Find More Information” on page [    ] of this joint proxy statement/prospectus. As of the date of this joint proxy statement/prospectus, F.N.B. and Metro have not selected the Metro directors who will be invited to join the Harrisburg Community Advisory Board.

Indemnification and Insurance

F.N.B. and Metro have agreed in the merger agreement that, from and after the effective time of the merger, F.N.B. will indemnify and hold harmless, to the fullest extent provided under applicable law and the articles of incorporation and bylaws of Metro, each present and former director and officer of Metro or any of its subsidiaries and any individual who serves or served as a director, officer, employee, member, trustee, or fiduciary of another entity at the request of Metro or its subsidiaries, against any losses, claims, damages, liabilities, costs and expenses, judgments, fines and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, pertaining or relating to the merger agreement or to such person’s service with Metro as a director or officer or with another entity as a director, officer, employee, member, trustee or fiduciary at the request of Metro or its subsidiaries. F.N.B. has also agreed in the merger agreement that, for a period of six years after the effective time of the merger, it will cause the directors and officers of Metro to be covered by the directors’ and officers’ insurance policy maintained by Metro or by a policy of at least the same coverage and containing terms no less advantageous to its beneficiaries than Metro’s policy.

Employee Matters

Each person who is an employee of Metro or any of its subsidiaries as of the closing of the merger and who remains employed immediately following the closing of the merger will become an employee of F.N.B. and, as soon as administratively practicable, will be entitled to participate in each F.N.B. employee benefit plan of general applicability, such as group health, medical, dental, life and disability plans to the same extent as similarly situated employees of F.N.B. and its subsidiaries. F.N.B. will recognize the length of service credited to each Metro employee under the Metro employee benefit plans for purposes of determining eligibility to participate in, and vesting of benefits under, such F.N.B. employee benefit plans, unless recognition of the service credit would result in duplication of benefits.

Metro Bank 401(k) Plan

The Metro Bank Retirement Savings Plan will be terminated immediately before the merger is completed, and the accounts of all participants and beneficiaries will become fully vested on the date of termination. Employees of Metro who continue in employment with F.N.B. following the closing of the merger will be eligible to participate in the F.N.B. 401(k) plan as of the closing date.

Merger-Related Compensation for Metro’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K of the SEC rules regarding the compensation for each named executive officer of Metro that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, as set forth in the table below. Additional information regarding these payments and benefits is also summarized in the section entitled “—Interests of Metro’s Directors and Executive Officers in the Merger” beginning on page [    ].

Each named executive officer has previously entered into an employment agreement with Metro. These employment agreements provide for cash payments and health and welfare benefits in the event of a “Change in Control” or following a qualifying termination of employment, each as described in “—Interests of Metro’s Directors and Executive Officers in the Merger.” The merger constitutes a “Change in Control” for purposes of named executive officer employment agreements.

Receipt of payments and benefits under the employment agreements is conditioned upon the named executive officer complying with a perpetual confidentiality provision and a non-competition covenant that applies for a period of time after termination of employment. For Mr. Nalbandian, the non-competition covenant applies for eighteen months following any termination of employment, and his receipt of payments and benefits is conditioned upon him executing a general release and non-disparagement agreement. For the other named executive officers, the non-competition covenant applies for six months following termination of employment by the employer without “Cause” and resignation by the executive for “Good Reason” (and for Messrs. Metz and Ridd, for any reason within sixty days after a Change in Control), in each case as described in “—Interests of Metro’s Directors and Executive Officers in the Merger—Employment Agreements,” and extends to one year for any other voluntary resignation. For Messrs. Ridd, Moser and Zody, receipt of payments and benefits is also conditioned upon compliance with a perpetual customer and employee non-solicitation provision.

Assuming that, solely for the purposes of estimating amounts under the sections entitled “—Merger-Related Compensation for Metro’s Named Executive Officers” and “—Interests of Metro’s Directors and Executive Officers in the Merger” in this joint proxy statement/prospectus, the merger was completed on, and the employment of each of the named executive officers was terminated immediately following, September 30, 2015, each named executive officer would receive approximately the amounts set forth in the table below. The values reflected in the table below are estimates based on equity compensation awards held as of September 30, 2015, other assumptions described below that may or may not actually occur, and do not reflect certain compensation actions that may occur before completion of the merger. As a result, the actual amounts to be received by a named executive officer if the merger is completed may differ materially from the amounts reported below.

Golden Parachute Compensation

Name (a)	Cash ($) (b) (1)	Perquisites/ Benefits ($) (e) (2)	Other ($) (g) (3)	Total ($) (h)
Gary L. Nalbandian Chairman of the Board, President and Chief Executive Officer (“Principal Executive Officer”)	2,094,600	4,001	—	2,098,601

Mark A. Zody Executive Vice President and Chief Financial Officer (“Principal Financial Officer”)	974,000	15,173	—	989,173

Percival B. Moser, III Executive Vice President and Chief Operating Officer	885,400	11,810	—	897,210

James R. Ridd Senior Vice President and Chief Credit Officer	473,750	14,867	—	488,617

Adam L. Metz Senior Vice President and Chief Lending Officer	480,000	14,921	—	494,921

(1)	These amounts represent the aggregate value of cash payments payable upon a Change in Control or following a qualifying termination under each named executive officer’s employment agreement as described in “—Interests of Metro’s Directors and Executive Officers in the Merger.” Payments under the employment agreements are “double trigger” for Messrs. Nalbandian, Ridd and Metz, except that Messrs. Ridd and Metz may resign for any reason within 60 days after a Change in Control, and “single trigger” for Messrs. Zody and Moser. Amounts in the table above do not reflect the value arising from certain compensation actions that may be taken between the date of this proxy statement/prospectus and the actual closing date of the merger, as described in further detail in “—Interests of Metro’s Directors and Executive Officers in the Merger—Future Compensation Actions.”
(2)	For Mr. Nalbandian, these “double trigger” benefits represent the aggregate value of continued participation in disability and life insurance benefits for three years following a qualifying termination under his employment agreement. The amount does not include the value of continued medical insurance coverage for Mr. Nalbandian and his dependents for Mr. Nalbandian’s life, which he is entitled to receive after any termination of employment without regard to the merger. For the other named executive officers, these “double trigger” benefits represent the aggregate value of continued participation in medical, disability and life insurance benefits for one year following a qualifying termination under each named executive officer’s employment agreement.
(3)	Mr. Nalbandian is entitled under his employment agreement to a “double trigger” tax indemnification benefit in respect of Section 4999 of the Internal Revenue Code. Based on an expected reduction for the reasonable compensation value attributable to his non-compete covenant, as of the date of this joint proxy statement/prospectus, no amount is estimated to be due to Mr. Nalbandian in respect of this benefit (although this is only an estimate and may differ from the actual amount that may ultimately become payable).

Regulatory Approvals Required for the Merger and the Bank Merger

Completion of the merger between F.N.B. and Metro and the merger between First National Bank of Pennsylvania and Metro Bank are each subject to several federal and state regulatory agency filings and approvals. The merger and the bank merger cannot be completed unless and until F.N.B. and Metro, on the one hand, and First National Bank of Pennsylvania and Metro Bank, on the other hand, have received all necessary prior approvals, waivers or exemptions from the applicable bank regulatory authorities and any applicable waiting periods have expired. We cannot predict whether or when F.N.B. and Metro and their bank subsidiaries will obtain the required regulatory approvals, waivers or exemptions necessary for the merger of Metro with and into F.N.B. and the merger of Metro Bank with and into First National Bank of Pennsylvania.

Federal Reserve Board. F.N.B. is registered as a financial holding company and bank holding company under the Bank Holding Company Act of 1956, which we also refer to as the “BHC Act.” Metro is a registered bank holding company under the BHC Act. As a result, the merger of Metro with and into F.N.B. is subject to prior approval of the Federal Reserve Board under the BHC Act, unless an exemption from the prior approval requirement is available pursuant to Regulation Y under the BHC Act. F.N.B. plans to submit a waiver request to the Federal Reserve Board in [            ], 2015 to seek such an exemption. If the Federal Reserve Board does not grant F.N.B.’s exemption request, F.N.B. will seek prior approval of the merger pursuant to the requirements of Section 3 of the BHC Act, and in accordance with those requirements, the Federal Reserve Board will decline to approve the merger if:

•	it would result in a monopoly;

•	it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States; or

•	it could have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transactions are clearly outweighed by the public interest and the probable effect of the merger in meeting the convenience and needs of the communities to be served.

In addition, should F.N.B. seek prior approval of the merger under Section 3 of the BHC Act, the Federal Reserve Board, in reviewing a merger under the applicable statutes, the Federal Reserve Board will consider a number of factors, including, but not limited to: the financial and managerial resources (including consideration of the competence, experience and integrity of the officers, directors and principal shareholders, as well as the pro forma capital ratios) of the companies and any subsidiary banks; the future prospects of the combined organization; the convenience and needs of the communities to be served; the records of the companies in combating money laundering; the capital adequacy of the combined company after completion of the merger; and the extent to which a proposed acquisition, merger or consolidation would result in greater or more concentrated risks to the stability of the United States banking or financial system. As part of, or in addition to, consideration of these factors, Metro and F.N.B. anticipate that the Federal Reserve Board would consider the regulatory status of each company and their respective bank subsidiaries, current and projected economic conditions in the areas of the United States where Metro and F.N.B. operate, and the capital and safety soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991. Under the Community Reinvestment Act of 1977 (“CRA”), the Federal Reserve Board must take into account the record of performance of each of F.N.B. and Metro in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods served by both companies and their respective bank subsidiaries. Both Metro and F.N.B. have a “Satisfactory” CRA rating with their regulators. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application for the merger, and is authorized to hold a public meeting or other proceedings if it determines that would be appropriate.

Mergers approved by the Federal Reserve Board under Section 3 of the BHC Act, with certain exceptions, may not be consummated until 30 days after that approval. During that 30-day period, the United States Department of Justice may challenge the merger on antitrust grounds and/or seek divestiture of certain assets and liabilities. Subject to approval of the Federal Reserve Board and the United States Department of Justice, the waiting period may be reduced to no fewer than 15 days.

Office of the Comptroller of the Currency. The merger of Metro Bank with and into First National Bank of Pennsylvania is subject to the prior approval of the Office of the Comptroller of the Currency under the Bank Merger Act. First National Bank of Pennsylvania and Metro Bank filed their Bank Merger Act Application for approval of the bank merger with the Office of the Comptroller of the Currency on October [    ], 2015. In reviewing applications under the Bank Merger Act, the Office of the Comptroller of the Currency must consider, among other factors: the financial and managerial resources (including consideration of the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the existing and proposed institutions; the convenience and needs of the communities to be served; safety and soundness considerations; the capital adequacy of the combined bank after the merger; and the effectiveness of both institutions in combating money laundering; and the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system. In addition, the Office of the Comptroller of the Currency may not approve a merger:

•	that will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States;

•	if the effect of the merger in any section of the country may be substantially to lessen competition or tend to create a monopoly; or

•	if the merger would in any other manner be a restraint of trade unless the Office of the Comptroller of the Currency finds that the anticompetitive effects of the merger are clearly outweighed by the public interest and the probable effect of the merger in meeting the convenience and needs of the communities to be served.

Under the Community Reinvestment Act of 1977, or CRA, the Office of the Comptroller of the Currency must also take into account the records of performance of Metro Bank and First National Bank of Pennsylvania in meeting the credit needs of their respective markets, including low and moderate income neighborhoods served by each institution. As part of the merger review process, the Office of the Comptroller of the Currency may receive comments and protests from community groups and others. Metro Bank and First National Bank of Pennsylvania each received a “Satisfactory” rating in their most recent CRA evaluations.

The Office of the Comptroller of the Currency is also authorized to, but generally does not, hold a public hearing or meeting in connection with an application under the Bank Merger Act. A decision by the Office of the Comptroller of the Currency that such a hearing or meeting would be appropriate regarding any application could prolong the period during which the application is subject to review.

Mergers approved by the Office of the Comptroller of the Currency under the Bank Merger Act, with certain exceptions, may not be consummated until 30 days after the date of approval, during which time the U.S. Department of Justice may challenge the merger on antitrust grounds and may require the divestiture of certain assets and liabilities. With approval of the Office of the Comptroller of the Currency and the Department of Justice, that waiting period may be, and customarily is, reduced to no less than 15 days. There can be no assurance that the Department of Justice will not challenge the merger or, if such a challenge is made, that the result of that challenge will be favorable to F.N.B. and Metro.

Pennsylvania Department of Banking and Securities. The merger of Metro with and into F.N.B. is subject to the prior approval of the Pennsylvania Department of Banking and Securities under the Pennsylvania Banking Code of 1965. F.N.B. and Metro will submit to the Pennsylvania Department of Banking and Securities a copy of the Bank Merger Act Application filed with the Office of the Comptroller of the Currency and such other information as that agency may require.

There can be no assurance that the regulatory authorities described above will approve the merger of Metro with and into F.N.B. or the bank merger, and even if those mergers are approved, there can be no assurance as to the date on which the approvals will be received. The mergers cannot proceed unless all required regulatory approvals have been received. See “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger Agreement—Termination of the Merger Agreement.”

The approval of a merger application by a regulatory authority only means that the regulatory criteria for approval have been satisfied. The process of obtaining regulatory approval would not include a review of the adequacy of the merger consideration. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Public Trading Markets

F.N.B. common stock is listed on the NYSE under the symbol “FNB.” Metro common stock is traded on NASDAQ under the symbol “METR.” Upon completion of the merger, Metro common stock will cease to be traded on NASDAQ, and F.N.B. as the surviving company in the merger will cause Metro’s common stock to be deregistered under the Securities Exchange Act of 1934. F.N.B. will list the F.N.B. common stock issuable pursuant to the merger agreement on the NYSE upon receipt of NYSE approval and subject to official notice of issuance.

As reported on the NYSE, the closing price per share of F.N.B. common stock on August 3, 2015 was $13.79. As reported by NASDAQ, the closing price per share of Metro common stock on August 3, 2015 was $24.78. Based on the F.N.B. closing price per share on the NYSE and the exchange ratio, the pro forma equivalent per share value of Metro common stock was $32.72 on that date. On [                    ], the last practicable day before we printed and mailed this joint proxy statement/prospectus, the closing price per share of F.N.B. common stock on the NYSE was $[        ], resulting in a pro forma equivalent per share value of Metro common stock of $[        ] as of that date. On [                    ], the closing price per share of Metro common stock on NASDAQ was $[        ].

Delisting and Deregistration of Metro Common Stock Following the Merger

If the merger is completed, Metro common stock will be delisted from NASDAQ and will be deregistered under the Securities Exchange Act of 1934.

No Dissenters’ Rights

Dissenters’ or appraisal rights are statutory rights that, if available under law, enable shareholders to dissent from an fundamental corporate change, such as a merger, and to demand that the corporation pay the “fair value” for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the fundamental corporate change. Dissenters’ or appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the Pennsylvania Business Corporation Law. Pennsylvania law generally does not make dissenters’ or appraisal rights available if a corporation’s shares are listed on a national securities exchange or held beneficially or of record by more than 2,000 persons at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders and to vote upon the agreement and plan of merger. Because Metro common stock is listed on NASDAQ, a national securities exchange, and was so listed on the record date, was held by more than 2,000 persons beneficially or of record on the record date, and no other provisions of the Pennsylvania Business Corporation Law that would permit dissenters’ rights otherwise apply, holders of Metro common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of Metro common stock.

Redemption of Metro Series A Non-Cumulative Preferred Stock

As a condition to F.N.B.’s obligation to proceed with completing the merger, Metro is required to give notice of redemption of its Series A Non-Cumulative Preferred Stock to the holders of the such preferred stock and deposit funds for the aggregate redemption price with a paying agent before the closing of the merger. At June 30, 2015, Metro had 40,000 shares of its Series A preferred stock issued and outstanding, all of which shares are held by a single holder. On September 22, 2015, Metro provided notice to the holder of the Series A Non-Cumulative Preferred Stock of Metro’s intent to redeem all outstanding shares of such stock on October 23, 2015. The redemption price of the Series A preferred stock will be approximately $1,000,000 plus dividends accrued for the third quarter of 2015 and the period from October 1-22, 2015.

THE MERGER AGREEMENT

The following section is a summary of the material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which we include as Appendix A to this joint proxy statement/prospectus and incorporate by reference in this joint proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that may be important to you. We urge you to read the merger agreement carefully and in its entirety.

Explanatory Note Regarding the Merger Agreement

This summary and the copy of the merger agreement attached to this document as Appendix A are included solely to provide investors with information regarding the terms of the merger agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The merger agreement contains representations and warranties by F.N.B. and Metro, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the merger agreement, and in reviewing the representations, warranties and covenants contained in the merger agreement or any descriptions thereof in this summary, it is important to bear in mind that those representations, warranties and covenants, and any descriptions of those provisions, were not intended by the parties to the merger agreement to be characterizations of the actual state of facts or condition of F.N.B., Metro or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, and those subsequent developments may or may not be fully reflected in F.N.B.’s and Metro’s public disclosures. For the foregoing reasons, the representations, warranties and covenants, and any descriptions of those provisions, should not be read alone. They should be read in conjunction with the other information contained in the reports, statements and filings that F.N.B. and Metro publicly file with the SEC. For more information regarding these documents, see the section entitled “Where You Can Find More Information” on page [    ].

The Merger

The merger agreement provides for the merger of Metro with and into F.N.B. The parties will take the necessary steps to complete the merger once the conditions in the merger agreement are satisfied. Upon completion of the merger, F.N.B. will be the surviving corporation and will continue its corporate existence as a Florida corporation, and the separate corporate existence of Metro will cease.

The merger agreement provides that F.N.B. may at any time change the structure of the merger, unless the change would do any of the following:

•	alter or change the amount or kind of merger consideration to be provided to the Metro common shareholders,

•	adversely affect the U.S. federal income tax consequences to Metro common shareholders or to either party in the merger, or

•	be reasonably likely to materially impede or delay consummation of the merger.

The Bank Merger

As soon as practicable after the merger of Metro into F.N.B. is completed, Metro Bank will merge with and into First National Bank of Pennsylvania. First National Bank of Pennsylvania will be the surviving entity in the merger and continue its existence as a national bank, and Metro Bank’s separate existence will cease. The form of the bank merger agreement is attached as Exhibit A to the merger agreement between F.N.B. and Metro.

Treatment of Metro Common Stock

At the time the merger is completed, each share of Metro common stock that was issued and outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive 2.373 shares of F.N.B. common stock, which we refer to as the “exchange ratio.” In other words, each Metro shareholder will have the right to receive 2.373 shares of F.N.B. common stock in exchange for each share of Metro common stock that he or she owns. Any shares of Metro common stock held by F.N.B., its subsidiaries or Metro’s subsidiaries (other than shares held in a fiduciary capacity or as a result of debts previously contracted), and any shares of Metro common stock that Metro holds as treasury shares, will not be converted into shares of F.N.B. common stock and will be cancelled without receipt of any consideration.

If F.N.B. makes a change in its capitalization before the merger is completed, then F.N.B. will make proportionate adjustments to the exchange ratio to give Metro shareholders the same economic effect as contemplated by the merger agreement prior to such change. Examples of changes in the capitalization of F.N.B. that would trigger an adjustment are:

•	a stock dividend or distribution on F.N.B. common stock;

•	stock splits and reverse stock splits involving F.N.B. common stock; and

•	a distribution made on F.N.B. common stock or a security that is convertible into F.N.B. capital stock.

F.N.B. will not issue any fractional shares of F.N.B. common stock in the merger. For each fractional share that Metro shareholders would otherwise have the right to receive, F.N.B. will pay an amount in cash, without interest, rounded to the nearest cent, that will be calculated by multiplying (1) the fractional share issuable to that shareholder and (2) the average closing price of F.N.B. common stock for the 20 consecutive trading-day period ending on and including the fifth trading day prior to the effective date of the merger. Metro shareholders will not have the right to receive dividends or other rights with respect to those fractional shares.

Treatment of Metro Stock Options

Upon completion of the merger, each outstanding option to purchase shares of Metro common stock pursuant to Metro’s equity-based compensation plans will be converted automatically into an option to purchase a number of shares of F.N.B. common stock equal to the number of shares Metro common stock underlying the stock option immediately prior to the merger multiplied by 2.373 (rounded down to the nearest whole share). A corresponding adjustment will be made to the exercise price of the stock option by dividing the exercise price as in effect immediately prior to the merger by 2.373 (rounded up to the nearest whole cent). The resulting stock option will otherwise have the same terms and conditions that were in effect immediately before completion of the merger. As of the date of this joint proxy statement/prospectus, all outstanding options to purchase shares of Metro common stock held by Metro’s employees have vested and become exercisable independent of and without regard to the merger.

Effect of Merger on F.N.B. Stock

The merger will have no effect on F.N.B.’s capital stock. Each share of F.N.B. capital stock that was issued and outstanding immediately before the merger will remain issued and outstanding after the merger is completed.

Articles of Incorporation and Bylaws of the Surviving Corporation

The F.N.B. articles of incorporation and the F.N.B. bylaws as in effect immediately prior to the completion of the merger will be the articles of incorporation and the bylaws of the surviving corporation.

Board of Directors and Executive Officers of the Surviving Corporation

At the time the merger is completed, F.N.B. will increase the size of its board of directors by one and appoint one current Metro director, who will be selected by mutual agreement of F.N.B. and Metro, to the F.N.B. board of directors. The board of directors of the surviving corporation will consist of the F.N.B. board of directors as increased to include the appointed Metro director. F.N.B. agreed to nominate the appointed Metro director for re-election at the first annual meeting of F.N.B. shareholders that occurs after completion of the merger, and to solicit proxies in his or her favor in the same manner in which F.N.B. solicits proxies for all of its other director nominees. Additionally, the agreement and plan of merger between First National Bank of Pennsylvania and Metro Bank provides that the same Metro director who is appointed to the F.N.B. board of directors will also join the board of directors of First National Bank of Pennsylvania at the time the bank merger becomes effective. The executive officers of F.N.B. will continue as the executive officers of the surviving corporation.

Closing and Effective Time of the Merger

The closing of the merger will take place at a time and on a date mutually selected by F.N.B. and Metro. In any case, the closing must take place within five business days after all of the closing conditions specified in the merger agreement have been satisfied or waived, other than those conditions which by their nature must be satisfied (or waived) at the closing. F.N.B. and Metro may extend the closing date by mutual agreement. The merger will become effective at the time specified by F.N.B. and Metro in the articles of merger they file with the Secretary of State of the State of Florida and the statement of merger they file with the Secretary of State of the Commonwealth of Pennsylvania.

Exchange and Payment Procedures

At or as promptly as practicable after the merger is completed, F.N.B. will deposit the merger consideration with its exchange agent, Computershare. Specifically, the deposit will consist of:

•	book entry shares representing the shares of F.N.B. common stock issuable in exchange for the shares of Metro common stock which will be cancelled in the merger;

•	cash in an amount equal to any dividends or distributions which are payable to Metro shareholders under the merger agreement; and

•	cash to be paid to Metro shareholders in lieu of fractional shares of F.N.B. common stock.

As soon as practicable after the merger is completed, but in no event later than ten business days after the merger is completed, the exchange agent will mail each holder of record of Metro common stock a letter of transmittal which will contain instructions for surrendering their stock certificates. Each holder of a Metro stock certificate, who surrenders his or her stock certificates to the exchange agent together with properly signed transmittal materials, will be entitled to receive, for each share of Metro common stock he or she holds:

•	2.373 shares of F.N.B. common stock in book entry form;

•	cash in lieu of any fractional shares of F.N.B. common stock to which the holder would otherwise be entitled; and

•	any cash dividends which are payable to former Metro shareholders according to the merger agreement.

F.N.B. will have no obligation to make any payments in exchange for cancelled shares of Metro common stock until the former Metro shareholder has surrendered the stock certificates representing his or her shares of Metro common stock with properly signed transmittal materials to the exchange agent.

If a Metro stock certificate has been lost, stolen or destroyed, the exchange agent will issue the F.N.B. common stock payable under the merger agreement to the shareholder upon receipt of an affidavit by the shareholder regarding the loss of his or her stock certificate. F.N.B. or the exchange agent may require the shareholder to post a bond in a reasonable amount as indemnity against any claim that may be made against F.N.B. or the exchange agent with respect to the shareholder’s lost, stolen or destroyed Metro stock certificate.

Former Metro shareholders may exchange their Metro stock certificates through the exchange agent for up to 12 months after the completion of the merger. At the end of that period, the exchange agent will return any remaining F.N.B. shares and cash to F.N.B., and former Metro shareholders who did not previously exchange their Metro stock certificates for the merger consideration must apply to F.N.B. for payment of the merger consideration. Neither Metro nor F.N.B. will be liable to any former holder of Metro common stock for any merger consideration that is paid to a public official pursuant to any applicable abandoned property, escheat or similar laws.

The exchange agent (or, 12 months after the completion of the merger, F.N.B.) is entitled to deduct and withhold from any cash amounts payable to any Metro common shareholder the amounts that the exchange agent or F.N.B. is required to deduct and withhold under the Internal Revenue Code or any state, local or foreign tax law or regulation. Any amounts that F.N.B. or the exchange agent withholds will be treated as having been paid to the Metro shareholder.

Once the merger is completed, no transfers on the stock transfer books of Metro will be permitted other than to settle transfers of shares of Metro common stock that occurred prior to the effective time of the merger.

Dividends and Distributions

Upon surrender of their Metro stock certificates to the exchange agent, former Metro shareholders will be paid, without interest:

•	any dividends or distributions that were declared by Metro on its common stock after August 3, 2015 with a record date prior to the date on which the merger was completed, and that remained unpaid at the time the merger was completed; and

•	any dividends or distributions that were declared on the F.N.B. common stock with a record date after the date on which the merger was completed, and that became payable before the date of surrender.

While the merger is pending, Metro may continue to pay quarterly dividends on its common stock at the rate of $0.07 per share.

Representations and Warranties

The merger agreement contains generally reciprocal and customary representations and warranties of F.N.B. and Metro relating to F.N.B.’s and Metro’s businesses. The representations and warranties of Metro and F.N.B. are subject, in some cases, to exceptions and qualifications contained in the merger agreement and the matters contained in the disclosure schedules that Metro and F.N.B. delivered to each other at the time they entered into the merger agreement. The representations and warranties in the merger agreement only remain in effect until the merger is completed.

The representations and warranties that each of Metro and F.N.B. made relate to, among other things, the following:

•	corporate matters, such as their respective organization, corporate power and authority, and subsidiaries;

•	their respective capital stock;

•	their respective corporate power and authority to enter into the merger agreement;

•	the fact that entering into the merger agreement and completing the merger will not cause a violation of their respective organizational documents or applicable laws, a breach of contract or acceleration of indebtedness;

•	the governmental filings and consents, authorizations, approvals and exemptions that are required to be completed or obtained in order to enter into the merger agreement and complete the merger;

•	reports filed with bank regulatory authorities and other regulatory entities, and the absence of regulatory proceedings or investigations;

•	their respective filings with the SEC, the conformity of their respective financial statements with U.S. generally accepted accounting principles, and the maintenance of their respective and their respective subsidiaries’ books and records in accordance with applicable legal and accounting requirements;

•	any investment bankers’ fees which they are each required to pay in connection with the merger;

•	the general manner in which their respective businesses are conducted, and the absence of any material adverse effect (as defined below) affecting each party and their respective subsidiaries;

•	legal proceedings;

•	tax matters;

•	employee benefit plans;

•	compliance with applicable laws;

•	material contracts;

•	agreements with regulatory agencies;

•	undisclosed liabilities;

•	environmental liabilities;

•	the absence of any facts that would prevent the merger from being treated as a reorganization for tax purposes;

•	the loans, delinquent loans and nonperforming and classified loans and investments and other assets which are reflected on their respective books and records;

•	allowances for loan losses; and

•	fiduciary accounts.

Metro made additional representations and warranties regarding:

•	its employees;

•	real property it owns or leases;

•	the receipt of an opinion from its financial advisor;

•	the non-applicability of state anti-takeover laws;

•	its insurance coverages;

•	investment securities; and

•	intellectual property.

Certain representations and warranties of F.N.B. and Metro are qualified as to “materiality” or “material adverse effect.” A “material adverse effect,” when used in reference to F.N.B. or Metro, means any event, circumstance, development, change or effect that alone or in the aggregate with other events, circumstances, developments, changes or effects (1) is materially adverse to the business, results of operations or financial condition of that party and its subsidiaries taken as a whole, or (2) materially delays or impairs the ability of that party to complete the transactions contemplated by the merger agreement, including the merger, on a timely basis.

In determining whether a material adverse effect has occurred with respect to the business, results of operations or financial condition of a party and its subsidiaries, the parties will disregard any effects resulting from:

•	changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally;

•	changes, after the date of the merger agreement, in laws, rules or regulations of general applicability, or their interpretation by courts or any governmental entity;

•	actions or omissions taken by either party at the request of, or with the prior written consent of, the other party or which are required under the merger agreement;

•	changes, events or developments, after the date of the merger agreement, in the national or world economy or financial or securities markets generally, changes, events or developments, after the date of the merger agreement, in general economic conditions, or other changes, events or developments, after the date of the merger agreement, that affect banks or savings associations or their holding companies generally, except to the extent such change has a materially disproportionate adverse effect on that party relative to other similarly situated participants in the same markets or industries;

•	the completion or public disclosure of the transactions contemplated by the merger agreement, including the merger, including the resignation of employees, or any impact on the business, customer relations, condition or results of operations of that party;

•	any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any associated armed hostilities, and any national or international calamity, disaster or emergency;

•	any changes in interest rates or foreign currency rates;

•	any claim, suit, action, audit, arbitration, investigation, inquiry or other proceeding or order which challenges, seeks to prevent, enjoins, alters or delays, or seeks damages as a result of, or in relation to, the transactions contemplated by the merger agreement, including the merger;

•	any failure by a party to meet any published (whether by that party or a third party research analyst) or internally prepared estimates of revenues or earnings;

•	a decline in the price, or a change in the trading volume of, a party’s common stock on NASDAQ or the NYSE, as applicable; and

•	any matter which a party already disclosed in reasonable detail in the disclosure schedules it delivered to the other party at the time they entered into the merger agreement or in its SEC filings, as long as the disclosed matter has not worsened in a materially adverse manner.

Conduct of Business While the Merger is Pending

F.N.B. and Metro agreed that none of the provisions in the merger agreement is intended to give either party the right to control or direct the operations of the other party, consistent with the terms of the merger agreement, whether directly or indirectly, before the merger is completed. Until the merger is completed, each party will exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision over its own operations and those of its subsidiaries.

F.N.B. and Metro agreed to generally customary covenants that place restrictions on them and their respective subsidiaries until the merger is completed. For example, F.N.B. and Metro agreed to:

•	continue to conduct their businesses and that of their subsidiaries in the same manner in which it has ordinarily been conducted in the past;

•	use their reasonable best efforts to maintain and preserve intact their business organizations, employees and advantageous business relationships and retain the services of their key officers and other key employees; and

•	refrain from taking any action that would reasonably be likely to prevent or materially impede or delay either party’s ability to obtain the regulatory and other approvals needed to complete the merger, perform its covenants and agreements under the merger agreement, or otherwise complete the merger.

Metro also agreed to provide F.N.B. with regular updates and certain other information about its lending operations.

Metro further agreed that Metro and its subsidiaries would refrain from taking certain actions while the merger is pending, unless permitted by the merger agreement or F.N.B. has consented in advance (such consent not to be unreasonably withheld). For example, Metro and its subsidiaries will not:

•	declare, set aside or pay any dividends or make any other distributions on any shares of the capital stock of Metro, except for (1) regular quarterly cash dividends not in excess of $0.07 per share, (2) dividends and distributions from a subsidiary of Metro to either Metro or a wholly-owned subsidiary of Metro, and (3) dividends on Metro’s Series A Non-Cumulative Preferred Stock;

•	split, combine or reclassify any capital stock, or issue, or authorize the issuance of, any other securities in respect of, in lieu of, or in substitution for, shares of the capital stock of Metro, except upon exercise of outstanding stock options or pursuant to existing agreements or arrangements;

•	purchase, redeem or otherwise acquire any shares of capital stock or securities of Metro or any Metro subsidiaries, or any rights, warrants or options to acquire those securities (except to satisfy withholding tax obligations upon settlement of shares acquired under the SmartBuy Stock Purchase Plan, exercise of stock options, or redemption of Metro’s Series A Non-Cumulative Preferred Stock);

•	grant any stock options, restricted stock awards or other equity or equity-based awards with respect to Metro common stock, except as required by an existing contract, plan or arrangement or policy;

•	grant any person or entity any right to acquire any shares of the capital stock of Metro or issue any additional shares of capital stock or any other securities, except for shares of its common stock which were purchased through the SmartBuy Stock Purchase Plan or exercise of stock options;

•	amend its articles of incorporation or bylaws;

•	acquire, or agree to acquire any business or entity or assets, except that Metro may continue to acquire assets in the ordinary course of its business if the acquisitions do not exceed $100,000 in the aggregate, and Metro may acquire the assets listed in its capital budget previously disclosed to F.N.B.;

•	open, acquire, close or sell any bank branches;

•	sell, lease, license, mortgage, or otherwise encumber or dispose of or allow a lien to be placed on any of Metro’s properties or assets, unless the transactions occur in the ordinary course of Metro’s business and, other than with respect to transactions involving investment securities, do not exceed $100,000 in the aggregate;

•	sell, transfer or dispose of its interest in certain loans having an original principal value above specified thresholds;

•	borrow money, issue debt securities or assume or guarantee the obligations of any person or entity (other than Metro’s or its subsidiaries’ obligations), except for certain types of transactions which are generally made in the ordinary course of business;

•	make any capital contributions to, or investments in entities other than Metro’s own wholly-owned subsidiaries;

•	change in any material respect Metro’s accounting methods, except to conform to changes in tax law, U.S. generally accepted accounting principles or regulatory accounting principles or as required by its independent auditors or regulatory agencies;

•	change in any material respect Metro’s underwriting, operating, investment, risk management or other similar policies, procedures or practices, except as required by applicable law, regulatory policies, or regulatory agencies and governmental entities;

•	make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or surrender any right to a refund of a material amount of taxes;

•	terminate or waive any material provision of any material contract or obligation, or enter into or renew a material contract or obligation;

•	incur any capital expenditure in excess of $100,000 individually or $200,000 in the aggregate, in addition to any expenditure set forth in the capital budget previously disclosed to F.N.B.;

•	pay, discharge or settle any claim, action, litigation, arbitration, proceeding or investigation, unless it is consistent with past practice and in the ordinary course of business, and involves only money damages not in excess of $50,000 individually or $150,000 in the aggregate;

•	take any action or knowingly fail to take any action that could be reasonably expected to prevent the merger from qualifying as a reorganization for U.S. federal income tax purposes;

•	make certain loans which exceed specified dollar thresholds and have the characteristics described in the merger agreement, or which do not conform with Metro Bank’s written lending policies, if Metro Bank received an objection from F.N.B. within three business days after the bank notified F.N.B. of the proposed loan;

•	originate, participate or purchase any new loan that is serviced by a third party or is outside of certain counties in Pennsylvania;

•	enter into, amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Metro or its subsidiaries, or grant any wage or salary increase or increase any employee benefit, including discretionary or matching contributions to any Metro deferred compensation plan, make any grants of awards to newly hired employees or accelerate the vesting of any unvested stock options or stock awards, except as required under the terms of any Metro benefit plan, except in a limited number of circumstances specified by the parties, such as the following:

•	Metro may give merit increases to employees who would normally be eligible for a merit increase during the period from August 4, 2015 through the closing date of the merger;

•	Metro may pay bonuses for 2015 performance in accordance with its short-term incentive plan;

•	Metro may establish a retention bonus pool for its employees; and

•	Metro may grant long-term cash incentive awards to its employees;

•	engage in any new loan transaction with any of Metro’s officers or directors or any other related party;

•	purchase any equity securities or any debt securities, except that Metro may purchase debt securities with a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services and a duration not exceeding two years;

•	convert the data processing and related information and/or accounting systems of Metro and its subsidiaries; or

•	agree to take, make any commitment to take or adopt any board of directors’ resolutions in support of any of the prohibited actions listed in the merger agreement.

F.N.B. also agreed that while the merger is pending, it will not take or permit its subsidiaries to take certain actions, unless permitted by the merger agreement or Metro has consented in advance. For example, F.N.B. and its subsidiaries will not:

•	amend or repeal its articles of incorporation or its bylaws, other than amendments that would not be adverse to Metro or its shareholders or impede F.N.B.’s ability to complete the merger;

•	take any action, or knowingly fail to take any action, that would be reasonably expected to prevent the merger from qualifying as a reorganization for U.S. federal income tax purposes;

•	make any material investment in another entity that would be reasonably expected to prevent or materially impede or delay the completion of the merger; or

•	agree to take, or make any commitment to take, or adopt any board of directors’ resolutions in support of any of the prohibited actions listed in the merger agreement.

Regulatory Matters

F.N.B. agreed to prepare and file with the SEC, within 60 days after the date the parties entered into the merger agreement, a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part. Metro is responsible for preparing and furnishing information about itself and its directors, officers and shareholders to F.N.B. to include in the registration statement, and for obtaining any needed opinions and consents from its financial advisor and independent auditor. F.N.B. and Metro will use their reasonable best efforts to have the registration statement declared effective under the Securities Act of 1933. F.N.B. and Metro agreed they will promptly mail the joint proxy statement/prospectus to their respective shareholders once the registration statement is declared effective.

F.N.B. and Metro agreed to cooperate with each other and use their reasonable best efforts to prepare and file all documentation, applications, notices, petitions and filings within 60 days after the date the parties entered into the merger agreement and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities as may be necessary or advisable to complete the merger. F.N.B. and Metro will consult with each other to obtain all permits, consents, approvals and authorizations from third parties, regulatory agencies and governmental entities and will keep each other apprised as to the status of matters relating to the completion of the merger. However, neither F.N.B. nor Metro is obligated to take any action or accept any restriction as a condition to issuance of regulatory approval if the restriction would be reasonably likely to have a material adverse effect on F.N.B. or Metro (after giving effect to the merger). We refer to that type of action or restriction as a “materially burdensome regulatory condition.”

Access to Information

F.N.B. and Metro each agreed that upon reasonable notice and subject to applicable laws relating to the exchange of information, they will provide the other party (and its officers, employees, accountants, counsel and other representatives) reasonable access during normal business hours to all properties, books, contracts, records and personnel as may be reasonably requested. All information so provided will be kept confidential pursuant to pre-existing confidentiality agreements between F.N.B. and Metro.

Shareholder Approvals

Metro agreed to hold a meeting of its shareholders as soon as it is reasonably practicable for the purpose of obtaining the necessary Metro shareholder vote to approve the adoption of merger agreement and the merger. In addition, Metro’s board of directors agreed (subject to exercise of its fiduciary duties if Metro receives a superior proposal, as discussed later in this summary) to recommend to the shareholders of Metro that they vote in favor of the merger and the merger agreement.

F.N.B. also agreed to hold a meeting of its shareholders as soon as it is reasonably practicable for the purpose of obtaining the necessary F.N.B. shareholder vote to approve the F.N.B. stock issuance in the merger.

Listing on NYSE

F.N.B. is required to cause the shares of F.N.B. common stock that will be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the completion of the merger.

Employee Benefit Plans

F.N.B. agreed it will take all reasonable action, as soon as administratively practicable after the merger is completed, so that each person who is an employee of Metro or any of its subsidiaries as of the closing of the merger and who remains employed immediately following the closing of the merger will be entitled to participate in each F.N.B. employee benefit plan of general applicability to the same extent as similarly situated employees of F.N.B. and its subsidiaries. F.N.B. will recognize the length of service credited to each Metro employee under the Metro employee benefit plans for purposes of determining eligibility to participate in, and vesting of benefits under, such F.N.B. employee benefit plans, unless recognition of the service credit would result in duplication of benefits.

F.N.B. will cause its medical, dental and health plans, to the extent reasonably practicable and available from its insurers, to:

•	waive any pre-existing condition limitation if those conditions otherwise would be covered under the applicable medical, health and dental plans of F.N.B.;

•	waive any waiting period limitation or evidence of insurability requirement if the employee already satisfied any similar limitation or requirement under the corresponding Metro plan; and

•	honor any deductibles, co-payments and out-of-pocket expenses incurred by the employees of Metro and their covered dependents prior to entering into the applicable F.N.B. benefit plan.

F.N.B. also will provide severance payments and benefits to Metro employees that are no less than the severance payments and benefits specified by Metro, or the severance payments and benefits available to similarly situated F.N.B. employees, whichever is more favorable.

Termination of Metro 401(k) Plan and Employee Stock Purchase Plan

Metro agreed to terminate the Metro Bank Retirement Savings Plan immediately before the merger is completed, with the accounts of all participants and beneficiaries to become fully vested on the date of termination. Participants who become employees of F.N.B. will be permitted to roll over their account balances and loans from the Metro Bank Retirement Savings Plan to the F.N.B. Corporation Progress Savings 401(k) Plan.

In addition, Metro agreed to terminate the SmartBuy Stock Purchase Plan ten business days in advance of the completion of the merger. Each plan participant’s accumulated contributions will be applied to purchase Metro common stock at the time of termination. Upon completion of the merger, the shares of Metro common stock purchased with accumulated plan contributions will be converted into the right to receive the merger consideration.

Metro also agreed to freeze or terminate any of its other benefit plans as requested by F.N.B. in a timely manner.

Executive Compensation Programs

F.N.B. agreed to honor benefits awarded to, and employment contracts with, current and former Metro employees and current and former Metro directors, as applicable.

Harrisburg Community Advisory Board

As soon as practicable after the merger is completed, F.N.B. will establish a Harrisburg Community Advisory Board to advise F.N.B. on its operations in the area served by Metro’s offices and to generate additional business contacts in that area. Two current members of the Metro board of directors, who will be selected by mutual agreement of F.N.B. and Metro, will be invited to serve on the advisory board.

Redemption of Metro Series A Non-Cumulative Preferred Stock

Metro agreed that it will give, and it has given, notice of redemption to the holders of its Series A Non-Cumulative Preferred Stock and deposit funds for the redemption price with a paying agent prior to the closing of the merger.

Indemnification and Insurance

F.N.B. agreed it will indemnify each current and former director and officer of Metro and its subsidiaries, and each person who served at the request of Metro or its subsidiaries as a director, officer, employee, member, trustee or fiduciary of another entity after the completion of the merger. Specifically, if any claim, suit, proceeding or investigation is initiated or threatened against any of those persons because of his or her service to Metro, its subsidiaries or another entity at the request of Metro or its subsidiaries, or in relation to the merger agreement, F.N.B. will indemnify those persons to the fullest extent currently provided under applicable law and the articles of incorporation and bylaws of Metro. F.N.B. agreed it will honor this obligation, regardless of whether the claim, suit, proceeding or investigation is initiated before or after the completion of the merger.

F.N.B. also agreed to purchase and maintain directors’ and officers’ liability insurance and fiduciary liability insurance that covers the persons who are currently covered by Metro’s directors’ and officer’s liability insurance and fiduciary liability insurance policies. The insurance coverage to be purchased by F.N.B. shall cover acts or omissions that may occur at or before the completion of the merger. F.N.B. is required to maintain this insurance coverage for six years following the completion of the merger. However, F.N.B. is not required to pay annual premiums in excess of 250% of the annual premium currently paid by Metro for that insurance. If F.N.B. is unable to maintain Metro’s existing policies or obtain a substitute policy for that amount, F.N.B. will use its commercially reasonable best efforts to obtain the most advantageous coverage available for such amount.

Agreement Not to Solicit Other Offers

In connection with F.N.B.’s entry into the merger agreement, Metro agreed to certain restrictions that may discourage a third party from submitting an acquisition proposal to Metro that might result in greater value to Metro’s shareholders than the merger with F.N.B., or may result in a potential acquirer proposing to pay a lower per share price to acquire Metro than it might otherwise have proposed to pay. Specifically, subject to the exceptions described below, Metro agreed:

•	that it will cease any discussions or negotiations regarding other acquisition proposals (as defined below);

•	that it will notify F.N.B. within 24 hours if it receives another acquisition proposal, and that it will provide F.N.B. with a description of the acquisition proposal and identify the third party who is making the proposal; and

•	that it and its officers, directors, employees, agents and representatives will not, directly or indirectly:

•	initiate, solicit, encourage or facilitate an acquisition proposal;

•	enter into or participate in any discussions or negotiations with, or furnish any information to another party regarding an acquisition proposal; or

•	approve, recommend or enter into a letter of intent, agreement or other commitment with any party regarding an acquisition proposal.

As used in the merger agreement, an “acquisition proposal” means any inquiry, proposal, offer, regulatory filing or other disclosure of an intention to:

•	directly or indirectly acquire a business that constitutes 20% or more of Metro’s and its subsidiaries’ total revenues, net income or net assets, taken as a whole;

•	directly or indirectly acquire Metro common stock as a result of which an acquirer who owned less than 20% of Metro’s common stock increases its holdings to 20% or more of Metro’s common stock;

•	conduct a tender offer or exchange offer that would result in any person beneficially owning 20% or more of any class of capital stock of Metro; or

•	conduct a merger, consolidation, business combination, recapitalization, liquidation or dissolution involving Metro, other than the proposed merger with F.N.B.

However, the merger agreement allows Metro to consider and participate in discussions and negotiations with respect to a bona fide acquisition proposal from another party if:

•	the Metro board of directors concludes in good faith, based on the information then available and after consultation with its outside legal counsel and, with respect to financial matters, its financial advisors, that failure to do so would result in a breach of its fiduciary duties under applicable law, and that the acquisition proposal is a superior proposal (as defined below);

•	at least 48 hours before providing any information to or entering into any discussions or negotiations with the party that made the superior proposal, Metro notifies F.N.B. in writing of the name of the party that made the superior proposal and the material terms and conditions of the superior proposal; and

•	Metro enters into a confidentiality agreement with the party that made the superior proposal before providing it with any information or data about Metro, and the confidentiality agreement contains confidentiality terms that are no less favorable to Metro than those contained in its confidentiality agreement with F.N.B.

Definition of “Superior Proposal”

“Superior proposal” means any bona fide, unsolicited written acquisition proposal made by a third party to acquire more than 50% of the outstanding Metro common stock or all or substantially all of Metro’s consolidated assets for cash or a combination of cash and stock. In addition, to qualify as a superior proposal, the Metro board of directors must determine in good faith, based on the information then available after consultation with its financial advisors and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the party making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, that:

•	the proposal contains terms that are more favorable to Metro than the terms of the proposed merger with F.N.B.;

•	the party making the proposal has financing that is fully committed or reasonably available to it, if financing is needed to complete the transaction; and

•	the transaction described by the proposal is reasonably capable of being completed.

Changes to the Metro Board of Directors’ Recommendation

In any case, the merger agreement allows the Metro board of directors to withdraw or qualify its recommendation of the merger in a manner adverse to F.N.B., or condition or refuse to recommend the merger with F.N.B., if it concludes in good faith, based on the information then available and after consultation with its outside legal counsel and, with respect to financial matters, its financial advisors, that failure to do so would result in a breach of the directors’ fiduciary duties under applicable law.

Even if the Metro board of directors withdraws or qualifies its recommendation of the merger with F.N.B., Metro will be required to submit the merger agreement to a vote of its shareholders at a meeting called for that purpose. If this happens, Metro’s board of directors may submit the merger agreement to Metro’s shareholders without recommendation and communicate the reasons for its lack of recommendation. Until the merger agreement is terminated, the only acquisition proposal Metro may submit to its shareholders is the merger with F.N.B.

Conditions to Completion of the Merger

The merger agreement contains a number of closing conditions. Metro and F.N.B. are required to complete the merger only if those conditions are satisfied or, in the alternative (and if legally permissible), the requirement to satisfy the condition is waived by the other party.

The following closing conditions apply to both Metro and F.N.B. In other words, neither party will be required to complete the merger unless the conditions listed below are satisfied (or waived):

•	the Metro common shareholders have approved the merger and adoption of the merger agreement;

•	the F.N.B. shareholders have approved the issuance of shares of F.N.B. common stock in the merger;

•	the shares of F.N.B. common stock to be issued in the merger have been approved for listing on the NYSE;

•	all governmental approvals that the parties are required to obtain to complete the merger have been received (and, in addition, for F.N.B. to be required to completed the merger, none of the regulatory approvals will have resulted in a materially burdensome regulatory condition);

•	the registration statement for the F.N.B. common stock to be issued in the merger has been declared effective under the Securities Act of 1933 and no stop order or proceedings for issuance of a stop order have been initiated or threatened by the SEC; and

•	no law, statute or regulation, or judgment, decree, injunction or order from a court or other governmental entity is in effect that prevents, prohibits or makes illegal the completion of the merger.

In addition, Metro and F.N.B. each have their own individual conditions to closing of the merger. Certain of these closing conditions, as listed below, are based on the other party’s compliance with the merger agreement. Individually, Metro or F.N.B. will not be obligated to close the merger unless:

•	The representations and warranties in the merger agreement from the other party are true and correct both as of the date of the merger agreement and as of the closing date (or, if another date is specified in the representation and warranty, as of that other date); however, in the case of most of the representations and warranties, one or more inaccuracies will not cause a failure of the closing condition if the inaccuracies would not be reasonably likely to result in a material adverse effect (as defined in the merger agreement) on the party making such representation and warranty; and

•	The other party has performed all of its obligations under the merger agreement in all material respects; and

•	The party has received a legal opinion from its outside counsel that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

F.N.B.’s obligation to complete the merger is subject to two additional closing conditions, as follows:

•	Metro has given notice of redemption of all outstanding shares of its Series A Non-Cumulative Preferred Stock, and caused the redemption price to be paid to the holders of the preferred stock; and

•	None of the regulatory approvals of the merger imposes a materially burdensome regulatory condition.

Neither party can provide assurance as to when, or if, all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, neither party has any reason to believe that those conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the merger is completed by mutual consent of F.N.B. and Metro. Also, either party, acting alone, has the right to terminate the merger agreement in any of the following circumstances:

•	the approval of a governmental entity, which is required for completion of the merger, was denied by final and non-appealable action, unless the denial was caused by the failure of the terminating party to perform its obligations under the merger agreement;

•	the merger was not completed by 5:00 p.m. Eastern Time on June 30, 2016, unless the failure to complete the merger by that date was caused by the failure of the terminating party to perform its obligations under the merger agreement;

•	the other party breached the merger agreement to such a degree that the closing conditions cannot be satisfied, and the breach cannot or has not been cured by the earlier of June 30, 2016, or the 30th day after written notice of the breach was given; or

•	Metro held a shareholder’s meeting but failed to obtain shareholder approval of the merger and adoption of the merger agreement, except that Metro is not allowed to exercise this termination right if it materially breached its obligation to call a shareholders’ meeting as soon as reasonably practicable, or if the Metro board of directors failed to make the recommendation that Metro shareholders approve the merger and adoption of the merger agreement, or use reasonable best efforts to obtain the necessary vote of the Metro shareholders to approve the merger and adoption of the merger agreement.

In addition to the termination rights above, F.N.B. may terminate the merger agreement at any time before the special meeting of Metro shareholders if:

•	Metro breached its agreement not to solicit other acquisition proposals in a manner materially adverse to F.N.B.;

•	the Metro board of directors failed to recommend approval of the merger and adoption of the merger agreement to the shareholders, or changed, withdrew, modified, qualified or conditioned its recommendation of the merger in a manner adverse to F.N.B.;

•	the Metro board of directors approved another acquisition proposal; or

•	Metro failed to convene and hold the special meeting of shareholders to vote on the proposal to approve the merger and adoption of the merger agreement.

In addition to the termination rights above, Metro may terminate the merger agreement for any of the following reasons:

•	F.N.B. failed to obtain shareholder approval of the issuance of F.N.B. common stock in the merger;

•	The Metro board of directors has authorized Metro to enter into an unsolicited acquisition proposal that the board of directors has concluded in good faith, in consultation with its legal and financial advisors, is a superior proposal. Metro may exercise this right at any time prior to the special meeting of Metro shareholders as long as it has given F.N.B. five business days’ prior notice, during which time F.N.B. may propose adjustments to the terms and conditions of the merger so that the other offer is no longer considered a superior proposal, and has paid F.N.B. the termination fee described below; or

•	There has been a substantial decline in F.N.B.’s stock price that is not generally experienced by comparable banks, as described in detail below.

The operation of the conditions permitting Metro to terminate the merger agreement based on a decrease in the market price of F.N.B. common stock reflects the parties’ agreement that Metro’s shareholders will assume the risk of a decline in value of F.N.B. common stock to $11.20 per share under any circumstances and will assume the risk of a more significant decline in value of F.N.B.’s common stock, unless the percentage decline from $14.00 (which was the average closing value of a share of F.N.B. common stock during the ten trading day period ending on August 3, 2015) to the average closing price of F.N.B. common stock during the ten trading day period immediately preceding the Determination Date is more than 20% greater than the percentage decrease, if any, in the average closing price of the SNL Mid Cap U.S. Bank Index from [                    ] to the Determination Date, using the ten trading days preceding each date to determine the average closing price of the SNL Mid Cap U.S. Bank Index. The purpose of this agreement is that a decline in the value of F.N.B. common stock which is comparable to the decline in the value of an index of comparable publicly-traded stocks is indicative of a broad-based change in market and economic conditions that affect the financial services industry generally instead of factors which affect the value of F.N.B. common stock in particular.

Specifically, Metro may terminate the agreement and plan of merger during the five business-day period beginning on the date that is the first to occur of: (A) the first date on which all required bank regulatory approvals have been received, or (B) the date on which Metro shareholders approve the merger and adoption of the merger agreement (such first occurring date being the “Determination Date”) if all of the following occur:

(i)	the average daily closing price of a share of F.N.B. common stock during the ten trading days immediately preceding the Determination Date (the “F.N.B. Market Value”) is less than 80% of $14.00;

(ii)	the number obtained by dividing the F.N.B. Market Value by $14.00 is less than the quotient obtained by dividing the average closing price of the SNL Mid Cap U.S. Bank Index (or, if such index is not available, the NASDAQ Bank Index) during the ten-trading day period immediately preceding the Determination Date by [ ] (which was the average closing value of the SNL Mid Cap U.S. Bank Index (or, if such index is not available, the NASDAQ Bank Index) during the ten trading day period ending on [ ]), minus 0.20; and

(iii)	during the five-business day period commencing on the Determination Date, a majority of the Metro board of directors votes to terminate the merger agreement.

Even if the first two conditions described above are met, the Metro board of directors may elect not to terminate the merger agreement. Any decision to terminate the merger agreement will be made by the Metro board of directors in light of all of the circumstances existing at the time. Prior to making any decision to terminate the merger agreement, the Metro board of directors would consult with its financial and other advisors and would consider all financial and other information it deemed relevant to its decision.

The operation and effect of the provisions of the merger agreement dealing with a decline in the market price of F.N.B. common stock may be illustrated by the following three scenarios:

(1)	One scenario is that the FNB Market Value is above $11.20. In this event, Metro would not have the right to terminate the merger agreement.

(2)	A second scenario is that the FNB Market Value is less than $11.20 but that the percentage decline in the price of F.N.B. common stock from the initial measurement price of $14.00 is not more than 20% greater than the percentage decline, if any, in the closing price of the SNL Mid Cap U.S. Bank Index (or, if such index is not available, the NASDAQ Bank Index). Under this scenario, Metro would not have the right to terminate the merger agreement.

(3)	A third scenario is that the FNB Market Value is less than $11.20 and the percentage decline in the price of F.N.B. common stock from the initial measurement price is more than 20% greater than the decline in the closing price of the SNL Mid Cap U.S. Bank Index. Under this scenario, Metro would have the right, but not the obligation, to terminate the agreement and plan of merger.

Amendment of the Merger Agreement; Waiver

The parties may amend the merger agreement and either party may waive a requirement for the other party to comply with any provision in the merger agreement. However, once Metro’s shareholders have approved the merger, the merger agreement may not be amended except as permitted under applicable law, and any waiver that changes the form or amount of the merger consideration will require the approval of Metro’s shareholders.

Termination Fee

If the merger agreement is terminated under any of the circumstances described below, Metro must pay F.N.B. a termination fee of $17.5 million.

•	F.N.B. terminates the merger agreement before the special meeting of Metro shareholders for any of the following reasons: (A) the Metro board of directors failed to recommend the merger agreement and the merger to the shareholders, or the board changed, withdrew, modified, qualified or conditioned its recommendation of the merger agreement and the merger in a manner adverse to F.N.B.; (B) Metro solicited another acquisition proposal in a manner materially adverse to F.N.B.; (C) the Metro board of directors approved another acquisition proposal; or (D) Metro materially breached its obligation to convene and hold the special meeting of its shareholders to approve the adoption of the merger agreement and the merger;

•	Metro terminated the merger agreement prior to the Metro shareholder agreement in order to enter into an unsolicited acquisition proposal that the Metro board of directors concluded was a superior proposal;

•	the merger agreement was terminated by either party for any other reason permitted under the merger agreement after a tender offer or exchange offer for 25% or more of Metro’s common stock was initiated, and Metro failed to recommend rejection of the offer within ten business days; or

•	at a time when another acquisition proposal was being offered to or pending with Metro, the merger agreement is terminated for any of the reasons given below, and within 12 months after that termination, Metro enters into an agreement to be acquired or is acquired by another party (whether by merger, an acquisition of substantially all of Metro’s assets, or an acquisition of more than 50% of the outstanding Metro common stock).

•	F.N.B. has terminated the merger agreement because the closing conditions which depend on the accuracy of Metro’s representations and warranties or Metro’s performance of its obligations under the merger agreement could not be satisfied due to a breach by Metro;

•	F.N.B. has terminated the merger agreement because the merger did not occur before 5:00 p.m. Eastern Time on June 30, 2016, and the requisite vote from the Metro shareholders approving the merger and adoption of the merger agreement had not been obtained; or

•	Either F.N.B. or Metro has terminated the merger agreement because the requisite shareholder vote to approve the merger was not obtained at the special meeting called for that purpose, or any adjournment or postponement of that meeting.

Expenses

In general, F.N.B. and Metro each are responsible for the expenses which it incurs in connection with the negotiation and completion of the merger. F.N.B. and Metro will share equally in the cost of the SEC registration fee and costs and expenses associated with filing the Form S-4 registration statement and printing this joint proxy statement/prospectus. However, each party will bear its own expenses associated with mailing the joint proxy statement/prospectus to its shareholders.

In addition, if a party breaches any of its representations and warranties or performance obligations to a degree that would prevent a closing condition from being satisfied, and the other party terminates the merger agreement as a result, the breaching party must pay the out-of-pocket expenses incurred by the terminating party in connection with the merger (including fees of legal counsel, financial advisors and accountants), up to a maximum amount of $500,000. However, if Metro becomes liable for payment of the termination fee, it will not also be liable for the payment of F.N.B.’s out-of-pocket expenses.

OTHER MATERIAL AGREEMENTS RELATING TO THE MERGER

Voting Agreements

The following description of the voting agreements is subject to, and qualified in its entirety by reference to, the form of voting agreement, which we include as Appendix B to this joint proxy statement/prospectus and incorporate by reference in this joint proxy statement/prospectus. We urge you to read the form of voting agreement carefully and in its entirety.

In connection with the merger agreement, F.N.B. entered into voting agreements with each of Metro’s current directors, namely: James R. Adair, Douglas R. Berry, John J. Cardello, Douglas S. Gelder, Alan R. Hassman, Richard J. Lashley, J. Rodney Messick, Jessica E. Meyers, Gary L. Nalbandian, Michael A. Serluco, Thomas F. Smida, and Samir J. Srouji. In the voting agreements, each of these shareholders has agreed to vote all of his or her shares of Metro common stock in favor of approval of the adoption of the merger agreement and the merger.

In addition, except under limited circumstances, these shareholders also agreed not to sell, assign, transfer or otherwise dispose of or encumber their shares of Metro common stock prior to the record date for the special meeting of the Metro shareholders called for the purpose of voting on the approval of the adoption of the merger agreement and the merger. The voting agreements terminate immediately upon the earlier of the completion of the merger, the termination of the merger agreement in accordance with its terms, or the mutual written agreement of F.N.B. and each individual shareholder.

As of the record date, there were [            ] shares of Metro common stock subject to the voting agreements (excluding options), which represented approximately [    ] % of the outstanding shares of Metro common stock as of that date.

ACCOUNTING TREATMENT

F.N.B. will account for the merger as an “acquisition,” as that term is used under U.S. generally accepted accounting principles, or GAAP, for accounting and financial reporting purposes. Under acquisition accounting, Metro’s assets, including identifiable intangible assets, and liabilities, including executory contracts and other commitments, as of the effective time of the merger will be recorded at their respective fair values and added to the balance sheet of F.N.B. Any excess of the purchase price over the fair values will be recorded as goodwill. Consolidated financial statements of F.N.B. issued after the merger will include these fair values and Metro’s results of operations from the effective time of the merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes the material U.S. federal income tax consequences of the merger that apply generally to “U.S. holders” (as defined below) of Metro common stock and, subject to the limitations and qualifications described herein, represents the opinion of Reed Smith LLP, counsel to F.N.B., and Mette, Evans & Woodside P.C., tax counsel to Metro. This discussion is based on the Internal Revenue Code, judicial decisions and administrative regulations and interpretations in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect. Accordingly, the U.S. federal income tax consequences of the merger to the holders of Metro common stock could differ from those described below.

For purposes of this discussion, a U.S. holder is a beneficial owner of Metro common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Department of Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Metro common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of Metro common stock, you should consult your tax advisor.

This discussion assumes that you hold your shares of Metro common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders of Metro common stock in light of their particular circumstances, nor does it address the U.S. federal income tax consequences to holders of Metro common stock that are subject to special rules, including:

•	dealers in securities or foreign currencies;

•	tax-exempt organizations;

•	persons who are not U.S. holders;

•	financial institutions;

•	retirement plans;

•	insurance companies;

•	expatriates or holders who have a “functional currency” other than the U.S. dollar;

•	pass-through entities and investors in those entities;

•	holders who acquired their shares in connection with the exercise of stock options or other compensatory transactions or through exercise of warrants;

•	holders who hold their shares as a hedge or as part of a straddle, constructive sale, conversion transaction or other risk management transaction; and

•	traders in securities that elect to use the mark-to-market method of accounting.

In addition, this discussion does not address any alternative minimum tax, U.S. federal estate or gift tax, or foreign, state or local tax consequences. Neither F.N.B. nor Metro has obtained or sought to obtain a ruling from the IRS regarding any matter relating to the merger and no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any aspect of this discussion. We urge holders to consult their own tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws in light of their own situations.

The closing of the merger is conditioned on the delivery of opinions of Reed Smith LLP and Mette, Evans & Woodside P.C., dated the closing date of the merger, to the effect that, based on U.S. federal income tax law in effect as of the date of such opinions, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In addition, in connection with F.N.B.’s filing of the registration statement that contains this joint proxy statement/prospectus with the SEC, each of Reed Smith LLP and Mette, Evans & Woodside P.C. delivered an opinion to F.N.B. and Metro, respectively, to the same effect as the opinions described above. Copies of their opinions also have been filed with the registration statement as exhibits. An opinion of counsel is not binding on the IRS or any court. In rendering their respective opinions, Reed Smith LLP and Mette, Evans & Woodside P.C. will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger strictly in accordance with the merger agreement and this joint proxy statement/prospectus. The opinions will also rely upon certain representations and covenants made by the management of F.N.B. and Metro and will assume that these representations are true, correct and complete, and that F.N.B. and Metro, as the case may be, will comply with these covenants. If any of these assumptions or representations is inaccurate in any way, or any of the covenants are not satisfied, it could adversely affect the opinions.

As a result of the merger qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the material U.S. federal income tax consequences of the merger to holders of Metro common stock are as follows.

Exchange of Metro common stock for F.N.B. common stock. Each holder of Metro common stock who receives F.N.B. common stock in the merger generally will not recognize gain or loss (except to the extent of cash received in lieu of fractional shares, as discussed below).

In general, the aggregate tax basis in the shares of F.N.B. common stock that Metro shareholders will receive upon the merger will equal such holders’ aggregate tax basis in the shares of Metro common stock surrendered, decreased by the amount of basis allocated to any fractional share such holder was deemed to receive and subsequently sell. A Metro shareholder’s holding period for the shares of F.N.B. common stock that are received in the merger, including any fractional share deemed received and sold as described below, generally will include such holder’s holding period for the shares of Metro common stock surrendered in the merger. The amount of F.N.B. common stock received in the merger includes any fractional share of F.N.B. common stock deemed to be received prior to the exchange of such fractional share for cash. See “—Cash Received in Lieu of a Fractional Share” below.

If U.S. holders of Metro common stock acquired different blocks of shares of Metro common stock at different times or at different prices, such holders’ basis and holding period in their shares of F.N.B. common stock may be determined with reference to each block of shares of Metro common stock. Any such holders should consult their tax advisors regarding the manner in which shares of F.N.B. common stock received in the exchange should be allocated among different blocks of shares of Metro common stock and with respect to identifying the bases or holding periods of the particular shares of F.N.B. common stock received in the merger. Because these rules are complex, we recommend that each Metro shareholder who may be subject to these rules consult his, her, or its own tax advisor.

Cash Received in Lieu of a Fractional Share. Metro shareholders who receive cash instead of fractional shares of F.N.B. common stock will be treated as having received the fractional shares in the merger and then as having exchanged the fractional shares for cash. These holders will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional shares. The gain or loss will be capital gain or loss and long-term capital gain or loss if the holder has held the shares of Metro common stock exchanged for more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations. In addition to the regular income tax, U.S. holders that are individuals, trusts or estates and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare tax on their “net investment income.” For this purpose, net investment income generally would include net gain recognized with respect to a disposition of shares of Metro common stock pursuant to the merger (including cash received instead of fractional shares) or F.N.B. common stock received in the merger, unless such net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consist of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, please consult your tax advisor regarding the applicability of the Medicare tax with respect to your disposition of shares of Metro common stock pursuant to the merger.

Backup Withholding. Non-corporate holders of Metro’s shares may be subject to information reporting and backup withholding at a rate of 28% on any cash payments in lieu of fractional shares received in 2015. Generally, backup withholding will not apply, however, if a holder of Metro common stock:

•	furnishes a correct taxpayer identification number to the exchange agent and certifies that such holder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal received; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax, and will generally be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the holder furnishes the required information to the IRS.

Reporting Requirements. A significant holder of Metro’s shares for U.S. federal income tax purposes who receives shares of F.N.B. common stock upon completion of the merger will be required to retain records pertaining to the merger and to file with such holder’s U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. For this purpose, a Metro shareholder is only a significant holder if the person owns at least 5% of Metro’s outstanding shares or has a basis of $1,000,000 or more in Metro’s shares. Such statement must include the holder’s tax basis in and fair market value of Metro’s shares surrendered in the merger.

THE FOREGOING SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE MERGER TO YOU. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO YOU.

DESCRIPTION OF F.N.B. CAPITAL STOCK

As a result of the merger, Metro shareholders who receive shares of F.N.B. common stock in the merger will become shareholders of F.N.B. The following summary of F.N.B. capital stock, including the common stock to be issued in the merger, is not complete and is qualified by reference to the F.N.B. articles of incorporation and the F.N.B. bylaws. You are urged to read the applicable provisions of Florida law, the F.N.B. articles of incorporation and the F.N.B. bylaws and U.S. federal law governing bank holding companies carefully and in their entirety.

Common Stock

F.N.B. is authorized to issue up to 500,000,000 shares of common stock, par value $0.01 per share. As of [                    ], there were [            ] shares of F.N.B. common stock outstanding. Pursuant to the Capital Purchase Program of the U.S. Department of the Treasury (the “U.S. Treasury”), F.N.B. issued to the U.S. Treasury a warrant expiring on January 9, 2019, which is exercisable for up to 651,042 shares of F.N.B. common stock at an exercise price of $11.52 per share. A second warrant to purchase F.N.B. common stock, which was issued to the U.S. Treasury in connection with F.N.B.’s acquisition of Annapolis Bancorp, Inc., also remains outstanding. Upon completion of this acquisition in April 2013, the warrant of Annapolis Bancorp that was issued to the U.S. Treasury in connection with the Capital Purchase Program was converted into a warrant to purchase shares of F.N.B. common stock. The warrant expires in 2019. As of June 30, 2015, up to 370,929 shares of F.N.B. common stock may be purchased under the warrant at an exercise price of $3.30 per share. Both warrants described above are immediately exercisable by the warrant holders that purchased the warrants from the U.S. Treasury in an auction process.

Voting and Other Rights. The holders of F.N.B. common stock are entitled to one vote per share, and in general a majority of the votes cast with respect to a matter is sufficient to authorize action upon such matter. Directors are elected by a plurality of votes cast, and each shareholder entitled to vote in an election of directors is entitled to vote each share of stock for as many persons as there are directors to be elected. In elections of directors, shareholders do not have the right to cumulate their votes.

In the event of a liquidation, holders of F.N.B. common stock are entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of the holders of any of shares of F.N.B. preferred stock then outstanding. For a description of the F.N.B. preferred stock currently outstanding, see “—Preferred Stock” below.

F.N.B. common stock does not carry any preemptive rights, redemption privileges, sinking fund privileges or conversion rights.

Distributions. The holders of F.N.B. common stock are entitled to receive such dividends or distributions as the F.N.B. board of directors may declare out of funds legally available for such payments, subject to any prior rights of any of F.N.B.’s then outstanding preferred stock. F.N.B.’s payment of distributions is subject to the restrictions of Florida law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it had been dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have rights superior to the rights of the holders of its common stock. F.N.B. may pay stock dividends, if any are declared, from authorized but unissued shares.

As a holding company, F.N.B. relies primarily on dividends from its subsidiaries as a source of funds to meet its corporate obligations. F.N.B.’s ability to pay dividends to shareholders is largely dependent on dividends from its subsidiaries, principally its banking subsidiary, First National Bank of Pennsylvania. The right of F.N.B. to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of those subsidiaries. Under U.S. federal law, the amount of dividends that a national bank such as First National Bank of Pennsylvania may pay in a calendar year is dependent on the amount of net income for the current year combined with its retained net income for the two preceding years. Also, bank regulators have the authority to prohibit First National Bank of Pennsylvania from paying dividends if the bank regulators determine that it is in an unsafe or unsound condition or that the payment would be an unsafe and unsound banking practice.

Transfer Agent. The transfer agent and registrar for F.N.B.’s common stock is Computershare, P.O. Box 30170, College Station, TX 77842; telephone number (800) 368-5948.

For more information regarding the rights of holders of F.N.B. common stock, see “Comparison of Shareholders’ Rights” beginning on page [    ].

Preferred Stock

F.N.B.’s board of directors is authorized to provide for the issuance by F.N.B. of up to 20,000,000 shares of preferred stock, par value $0.01 per share, without shareholder approval unless otherwise required. F.N.B.’s board of directors is authorized to determine the rights, qualifications, limitations and restrictions of each series of F.N.B. preferred stock at the time of issuance, including, without limitation, rights as to dividends, voting, liquidation preferences and convertibility into shares of F.N.B. common stock. If so determined by F.N.B.’s board of directors, shares of F.N.B. preferred stock may have dividend, redemption, voting and liquidation rights that take priority over its common stock, and may be convertible into F.N.B. common stock.

Series E Preferred Stock. On October 31, 2013, pursuant to action by its board of directors, F.N.B. amended its articles of incorporation to fix the designations, preferences, limitations and relative rights of its Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E (the “Series E Preferred Stock”). There currently are 110,877 shares of Series E Preferred Stock issued and outstanding.

The terms of the Series E Preferred Stock provide that holders of the Series E Preferred Stock are entitled to receive, if, when and as declared by the F.N.B. board of directors, non-cumulative cash dividends at a rate per annum equal to 7.25% payable quarterly in arrears. No dividends may be paid on F.N.B.’s common stock or other junior stock unless all the full dividends for the latest dividend period have been declared and paid on all outstanding shares of the Series E Preferred Stock. F.N.B. may, at its option, redeem the Series E Preferred Stock on or after February 15, 2024, in whole or in part, at a redemption price equal to the liquidation amount per share ($1,000) plus the per share amount of any declared and unpaid dividends. The Series E Preferred Stock is also redeemable at F.N.B.’s option upon the occurrence of certain events affecting the treatment of the Series E Preferred Stock for purposes of the capital adequacy guidelines or regulations of the Federal Reserve Board or other appropriate federal banking agency. In the event of a liquidation, dissolution or winding-up of F.N.B., the holders of the Series E Preferred Stock will be entitled to receive an amount per share equal to the liquidation amount per share ($1,000), plus any declared and unpaid dividends prior to the payment of the liquidating distribution, after satisfaction of liabilities or obligations to creditors and subject to the rights of holders of any shares of capital stock ranking senior to the Series E Preferred Stock, but before any distribution of assets is made to holders of F.N.B. common stock or any other class or series of F.N.B. capital stock ranking junior to the Series E Preferred Stock with respect to distributions on liquidation, dissolution or winding-up.

Holders of the Series E Preferred Stock have no voting rights except in limited circumstances, including: the right to elect two directors, whose seats will be automatically added to the then-current board of directors of F.N.B. in certain circumstances where dividends have not been paid for six or more quarterly dividend periods; the right to vote on the authorization, creation or issuance of shares of a class or series of stock that is senior to the Series E Preferred Stock with respect to payment of dividends or as to distributions upon the liquidation, dissolution or winding-up of F.N.B.; the right to vote on amendments to the F.N.B. articles of incorporation which adversely affect the rights, preferences, privileges or special powers of the Series E Preferred Stock; and the right to vote on a binding share exchange or re-classification involving the Series E Preferred Stock or a merger or consolidation of F.N.B. unless the Series E Preferred Stock remains outstanding or is exchanged for preference securities that are not materially less favorable than the terms of the Series E Preferred Stock.

COMPARISON OF SHAREHOLDERS’ RIGHTS

After the merger, the Metro shareholders will become shareholders of F.N.B. and their rights will be governed by F.N.B.’s articles of incorporation, F.N.B.’s bylaws and the Florida Business Corporation Act. The following is a summary of the material differences between (1) the current rights of Metro shareholders under the Pennsylvania Business Corporation Law and Metro’s articles of incorporation and bylaws, and (2) the current rights of F.N.B. shareholders under the Florida Business Corporation Act and F.N.B.’s articles of incorporation and bylaws. For information as to how to get the full text of each party’s respective articles of incorporation or bylaws, see “Where You Can Find More Information” beginning on page [    ].

The following summary is not intended to be a complete statement of the differences affecting the rights of Metro’s shareholders who become F.N.B. shareholders, but rather as a summary of the more significant differences affecting the rights of those shareholders and certain important similarities. The following summary is qualified in its entirety by reference to the articles of incorporation and bylaws of F.N.B. and the articles of incorporation and bylaws of Metro. F.N.B. and Metro urge you to read F.N.B.’s articles of incorporation and bylaws, Metro’s articles of incorporation and bylaws, and the Florida Business Corporation Act, the Pennsylvania Business Corporation Law and Pennsylvania Entity Transactions Law, and federal law governing bank holding companies.

Quorum of Shareholders

Metro

Under the Pennsylvania Business Corporation Law and Metro’s bylaws, the holders of shares entitled to cast a majority of the votes which all shareholders are entitled to cast on a matter to be considered, whether represented in person or by proxy, constitute a quorum for action on the matter, except as otherwise required by Metro’s articles of incorporation or a bylaw adopted by the shareholders.

F.N.B.

Under the Florida Business Corporation Act and F.N.B.’s bylaws, the holders of shares entitled to cast a majority of the votes entitled to be cast on a matter to be considered, whether represented in person or by proxy, constitute a quorum for action on the matter, except as otherwise required by the Florida Business Corporation Act or the articles of incorporation.

Adjournment of Shareholder Meetings

Metro

Under the Pennsylvania Business Corporation Law and Metro’s bylaws, if a quorum is not present, the holders of a majority of the shares represented who would be entitled to vote if a quorum were present, may adjourn such meeting from time to time.

F.N.B.

Under the Florida Business Corporation Act and F.N.B.’s bylaws, if a quorum is not present, the holders of a majority of the shares represented who would be entitled to vote if a quorum were present, may adjourn such meeting from time to time.

Call of Special Meetings of Shareholders

Metro

Metro’s bylaws provide that special meetings of shareholders may be called by the Chairman of the Board, the President, or a majority of Metro’s board of directors. The Secretary must call a special meeting if requested by the holders of not less than one-third of the outstanding shares of Metro entitled to vote on the issue proposed.

F.N.B.

F.N.B.’s bylaws provide that special meetings of shareholders may be called by the Chairman of the Board, the Chief Executive Officer, or the President. The Secretary must call a special meeting if requested by a majority of the F.N.B. board of directors or the holders of not less than 10% of the outstanding shares of F.N.B. entitled to vote on the issue proposed.

Shareholder Consent in Lieu of Meeting

Metro

Under the Pennsylvania Business Corporation Law, any action that may be taken at a meeting of the shareholders of Metro may be taken without a meeting, if one or more written consents to the action are signed by the holders of all the shares entitled to vote on such action at a meeting.

F.N.B.

Under the Florida Business Corporation Act, any action that may be taken at a meeting of the shareholders of F.N.B. may be taken without a meeting, if one or more written consents describing the action are signed by the holders of the minimum number of votes that would be required to authorize that action at a meeting. An action taken by consent will only become effective upon compliance with certain delivery and notice requirements.

Dissenters’ Rights

Metro

Under the Pennsylvania Business Corporation Law, shareholders have dissenters’ rights in connection with certain mergers, share exchanges, sales or other dispositions of all or substantially all of the assets of the corporation other than in the ordinary course of business.

Dissenters’ rights generally are not available if the shares are listed on a national securities exchange or if the corporation’s shares are held beneficially or of record by more than 2,000 persons.

F.N.B.

Under the Florida Business Corporation Act, shareholders have dissenters’ rights in connection with certain mergers, share exchanges, sales or other dispositions of all or substantially all of the property of the corporation other than in the ordinary course of business and amendments of the articles of incorporation that would materially and adversely affect the rights or preferences of the shares held by the dissenting shareholders.

Dissenters’ rights generally are not available if the shares are listed on a national securities exchange or if the corporation’s shares are held of record by at least 2,000 persons and such outstanding shares have a market value of at least $10 million, not counting the value of certain insider shares.

Derivative Actions

Metro

Under the Pennsylvania Business Corporation Law, a person may bring a derivative action only if the person was a shareholder of the corporation at the time of the occurrence of the transaction complained of, or became a shareholder through transfer by operation of law from one who was a shareholder at such time.

F.N.B.

Under the Florida Business Corporation Act, a person may bring a derivative action only if the person was a shareholder of the corporation at the time of the occurrence of the transaction complained of, or became a shareholder through transfer by operation of law from one who was a shareholder at such time.

Dividends and Distributions

Metro

Under the Pennsylvania Business Corporation Law, a corporation may make distributions to its shareholders unless, after giving effect thereto:

•    the corporation would not be able to pay its debts as they become due in the usual course of business; or

•    the corporation’s total assets would be less than the sum of its total liabilities plus the amount that it would need upon its dissolution to satisfy any preferential rights of shareholders.

Metro’s articles of incorporation do not contain any restrictions on the payment of dividends or the making of distributions to holders of its common stock, except restrictions that benefit certain classes or series of preferred stock. Metro’s bylaws contain a provision stating that before payment of any dividend, the board of directors of Metro, in its discretion, may set aside such sum or sums as the board of directors thinks proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of Metro, or for such other purposes as the board of directors shall believe to be for the best interest of Metro.

F.N.B.

Under the Florida Business Corporation Act, subject to any restrictions in a corporation’s articles of incorporation, a corporation may make distributions to its shareholders unless, after giving effect thereto:

•    the corporation would not be able to pay its debts as they become due in the usual course of business; or

•    the corporation’s total assets would be less than the sum of its total liabilities plus the amount that it would need upon its dissolution to satisfy any preferential rights of shareholders.

F.N.B.’s articles of incorporation do not contain any restrictions on the payment of dividends or the making of distributions to holders of its common stock, except restrictions that benefit certain classes or series of preferred stock.

Classes of Stock with Preferential Rights

Metro

The articles of incorporation of Metro permit the board of directors to create multiple classes and series of stock having rights and preferences which are senior to or have priority over the Metro common stock.

F.N.B.

The articles of incorporation of F.N.B. permit the board of directors to create multiple classes and series of stock having rights and preferences which are senior to or have priority over the F.N.B. common stock.

Issuance of Shares

Metro Under Metro’s articles of incorporation, authorized but unissued shares of stock may be issued only if 75% of the board of directors consents to the issuance.

F.N.B.

Under the Florida Business Corporation Act, an issuance of stock is approved by the board of directors upon the affirmative vote of a majority of directors present at a meeting if a quorum is present at the time the vote is taken.

Director Qualifications; Election, Number and Term

Metro

Metro’s bylaws provide that Metro shall have such number of directors as the board of directors may determine, which number shall be not less than five nor more than 25. Metro’s bylaws further provide that Metro’s board of directors shall be elected annually at Metro’s annual meeting of shareholders. Metro’s bylaws provide that no person may qualify for service as a director unless the person has delivered to Metro an accurate and complete directors’ and officers’ questionnaire prior to the first meeting of Metro’s board of directors following the person’s election, or re-election, to Metro’s board of directors.

F.N.B.

F.N.B.’s bylaws provide that F.N.B. shall have such number of directors as the board of directors may determine, which number shall be not less than five nor more than 25. F.N.B.’s bylaws further provide that F.N.B.’s board of directors shall be elected annually at F.N.B.’s annual meeting of shareholders.

F.N.B.’s bylaws provide that in an uncontested director election, each director is elected by a majority of votes cast, and that if an incumbent director fails to be re-elected and a successor director is not elected at the same meeting, the director who failed to be re-elected will promptly tender his or her resignation to the board of directors. The board of directors will accept or reject the resignation, taking into account the recommendation of the nominating and corporate governance committee of the board of directors. In a contested election, the directors will be elected by a plurality of the votes cast.

Nomination of Directors

Metro

Metro’s bylaws provide that directors may be nominated for election to Metro’s board of directors by either a resolution of the board of directors or by a shareholder of Metro. Metro’s bylaws provide that a shareholder must make nominations for director by providing Metro with written notice of the shareholder’s intention to nominate a director. Metro must receive the written notice not later than the 90th calendar day nor earlier than the 120th calendar day before (i) the date of a special meeting called for the purposes of electing directors, or (ii) in the case of an annual meeting that is scheduled within 30 days of the anniversary of the prior year’s annual meeting, the first anniversary of the date of the proxy statement released to shareholders in connection with its annual meeting of shareholders in the immediately preceding year. In the case of an annual meeting that is not scheduled within 30 days of the anniversary of the prior year’s annual meeting, notice must be given by the later of the 90th calendar day before the annual meeting or the 10th day following the public announcement of the date of the annual meeting. The notice of a shareholder’s intention to nominate a director must include certain information, as specified in Metro’s bylaws.

F.N.B.

F.N.B.’s bylaws provide that directors may be nominated for election to F.N.B.’s board of directors by either a resolution of the board of directors or by a shareholder of F.N.B. F.N.B.’s bylaws provide that a shareholder must make nominations for director by providing F.N.B. with written notice of the shareholder’s intention to nominate a director. F.N.B. must receive the written notice not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day before the first anniversary of the date of the proxy statement released to shareholders in connection with its annual meeting of shareholders in the immediately preceding year. The notice of a shareholder’s intention to nominate a director must include certain information, as specified in F.N.B.’s bylaws.

Removal of Directors; Filling Vacancies on the Board of Directors

Metro

The Pennsylvania Business Corporation Law provides that unless otherwise provided in a bylaw adopted by the shareholders or in the articles of incorporation, a corporation’s shareholders may remove, with or without cause, the entire board of directors, or any individual director, upon the affirmative vote of shareholders entitled to elect directors. Under Metro’s articles of incorporation, removal of a director requires the affirmative vote of at least 80% of the shares entitled to vote, unless such removal is approved by 66  2⁄3% of the entire board of directors. If so approved by the board of directors, removal of a director would be authorized by a majority of the votes cast at a meeting of shareholders. Under the Pennsylvania Business Corporation Law and Metro’s bylaws, the remaining directors, even though less than a quorum, may, by majority vote, fill vacancies on the board of directors, including vacancies resulting from an increase in the number of directors or resulting from a removal from office, and each person so appointed shall be a director until the expiration of the present term of office of the directors.

F.N.B.

The Florida Business Corporation Act permits a corporation’s shareholders to remove directors with or without cause. F.N.B.’s articles of incorporation provide that the affirmative vote of 75% of the outstanding shares of F.N.B. common stock is required to remove any director or the entire board of directors without cause. Under the Florida Business Corporation Act and F.N.B.’s bylaws, the remaining directors, even though less than a quorum, may, by majority vote, fill vacancies on the board of directors, including vacancies resulting from an increase in the number of directors or resulting from a removal from office.

Cumulative Voting

Metro Metro’s articles of incorporation prohibit cumulative voting for the election of directors.

F.N.B.

Under the Florida Business Corporation Act, cumulative voting in the election of directors is not available unless a corporation’s articles of incorporation provide for cumulative voting. F.N.B.’s articles of incorporation do not provide for cumulative voting.

Indemnification of Officers and Directors

Metro

Under its bylaws, Metro shall indemnify any director, officer or employee (including former directors, officers and employees) of Metro against expenses, including legal fees, judgments, fines and amounts paid in settlement, which were actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, that is brought or threatened to be brought against him or her by reason of the fact that such person is or was a director, officer or employee of Metro if he/she acted in

F.N.B.

Under its bylaws, F.N.B. shall indemnify any director or officer of F.N.B. or its subsidiaries against expenses, including legal fees, judgments, fines and amounts paid in settlement, which were actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit, investigation or proceeding, whether derivative or nonderivative, and whether civil, criminal, administrative or investigative, that is brought or threatened to be brought against him or her by reason of his or her performance or status as a director or good faith and in a manner he/she reasonably believed to be in, or not opposed to, the best interests of Metro, and with respect to any criminal action or proceeding, had no reasonable cause to believe his/her conduct was unlawful. Metro’s bylaws also provide that Metro may advance expenses incurred in defending a civil or criminal action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer or employee to repay the amount advanced unless it is ultimately determined that he or she is entitled to indemnification by Metro.

officer of F.N.B. or one of its subsidiaries or affiliates. Before making that indemnity available to a director or officer, F.N.B.’s board of directors is required to determine that the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of F.N.B. and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. F.N.B.’s bylaws also provide that F.N.B. shall advance expenses incurred in defending or investigating a threatened or pending action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification by F.N.B.

With respect to derivative actions, the Florida Business Corporation Act only permits a corporation to indemnify its directors and officers up to an amount equal to the estimated expense of litigating the matter to conclusion. Also, indemnification is not available in derivative actions if the director or officer is adjudged to be liable to the corporation in respect of the claim, issue or matter for which the director or officer seeks indemnification.

Director Liability

Metro

The Metro bylaws provide that no director of Metro shall be personally liable for monetary damages for any action taken, or failure to take any action, in such individual’s capacity as director unless (i) the director has breached or failed to perform the duties of his/her office as set forth in the Pennsylvania Business Corporation Law or other applicable law, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness; (ii) the director’s responsibility or liability is for the payment of taxes pursuant to local, state, or federal law; or (iii) the director’s responsibility or liability is pursuant to a criminal statute.

F.N.B.

Under the Florida Business Corporation Act, a director is not personally liable for monetary damages for any statement, vote, decision or failure to act regarding corporate management or policy, unless the director breached or failed to perform his or her duties as a director and the director’s breach of, or failure to perform, those duties constitutes (1) a violation of criminal law, self-dealing, or an unlawful distribution; or (2) in a proceeding by or in the right of the corporation, conscious disregard for the best interest of the corporation or willful misconduct; or (3) in a proceeding by or in the right of a person other than the corporation or a shareholder, recklessness, bad faith or wanton or willful disregard of human rights, safety or property. F.N.B.’s bylaws contain a provision limiting the liability of its directors to the fullest extent permitted by law.

Amendment of Articles of Incorporation and Bylaws

Metro

Section 1914 of the Pennsylvania Business Corporation Law provides that an amendment to a company’s articles of incorporation requires the approval of the board of directors and, except in limited cases where a greater vote may be required or no shareholder approval is required, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter. Metro’s articles of incorporation provide that any amendment to Article 5 (authorized shares and rights of Series A preferred stock), Article 6 (cumulative voting), Article 7 (preemptive rights of shareholders), Article 8 (authority of board of directors to amend the bylaws), Article 9 (board action on acquisition transactions), Article 10 (shareholder vote required to approve certain corporate actions and Article 11 (indemnification) requires the affirmative vote of holders of at least 80% of the shares entitled to vote at a meeting of shareholders. However, if the amendment is approved by at least 66  2⁄3% of the members of the board of directors, the amendment will be effected by the affirmative vote of a majority of the votes cast. Section 2535 of the Pennsylvania Business Corporation Law provides that shareholders are not entitled by statute to propose an amendment to the articles of incorporation. The Metro articles of incorporation do not alter the application of § 2535.

Metro’s articles of incorporation and bylaws provide that the affirmative vote of at least 80% of the shares entitled to vote or at least a majority of the Board of Directors is required to alter or amend or adopt new bylaws, subject always to the power of the shareholders to change such action of the Board of Directors by the affirmative vote of at least 80% of the shares entitled to vote on such matter.

F.N.B.

The Florida Business Corporation Act requires that, unless the articles of incorporation provide for a greater vote, the votes cast in favor of an amendment to the articles of incorporation must exceed the votes cast against the amendment. However, if the proposed amendment would trigger dissenters’ rights under the Florida Business Corporation Act, the amendment must be approved by a majority of the votes entitled to be cast. The Florida Business Corporation Act does not require shareholder approval for certain non-material amendments to the articles of incorporation.

F.N.B.’s bylaws provide that the affirmative vote of at least 75% of the members of F.N.B.’s board of directors or the affirmative vote of at least 75% of the shares entitled to vote is required to alter or amend or adopt new bylaws.

Vote Required for Extraordinary Corporation Transactions

Metro

Under the Pennsylvania Entity Transactions Law, a merger, share exchange, conversion, division or domestication or sale of all or substantially all of a corporation’s assets other than in the ordinary course of business must be approved by the board of directors and by a majority of the votes cast by all shareholders entitled to vote thereon, unless the corporation’s articles of incorporation or a bylaw adopted by the shareholders

F.N.B.

Under the Florida Business Corporation Act, a merger, consolidation, share exchange, dissolution or sale of all or substantially all of a corporation’s assets other than in the ordinary course of business must be approved by the board of directors and the holders of a majority of the shares entitled to vote thereon, unless the corporation’s articles of incorporation require a higher vote. F.N.B.’s articles of require a higher vote. Metro’s articles of incorporation require a supermajority vote of at least 80% of the outstanding Metro common shares to approve a merger, consolidation or sale, lease or other disposition, in a single transaction or series of related transactions, of all or substantially all the assets of Metro, unless such transaction has been approved by 66 2/3% of Metro’s board of directors, in which case such corporate action will be authorized if a quorum is present and at least a majority of the votes cast at a shareholder meeting are in favor of the corporate action.

The Pennsylvania Entity Transactions Law provides that shareholder approval of a plan of merger is not required if:

•    the surviving corporation is a Pennsylvania corporation and its articles of incorporation will not differ from its articles of incorporation before the merger (except for any changes that the statute would allow to be adopted without shareholder approval);

•    each share of the corporation outstanding immediately prior to the merger is to continue or will be converted into an identical share of the surviving corporation; and

•    the plan provides that immediately after the effectiveness of the merger, the shareholders of the corporation are to hold in the aggregate outstanding shares of the surviving corporation that would entitle such shareholders to cast at least a majority of the votes entitled to be cast generally for the election of directors.

incorporation require a supermajority vote of at least 75% of the outstanding shares of F.N.B. common stock to approve a merger, consolidation or sale, lease, exchange or other disposition, in a single transaction or series of related transactions, of all or substantially all or a substantial part of the properties or assets of F.N.B., only if the board of directors of F.N.B. has not approved and recommended the transaction.

The Florida Business Corporation Act provides that shareholder approval of a plan of merger is not required if:

•    the articles of incorporation of the surviving corporation will not differ, except for certain minor amendments specified in the Florida Business Corporation Act, from its articles of incorporation before the merger; and

•    each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold, immediately after the merger, the same number of shares, with identical designations, preferences, limitations and relative rights.

Interested Shareholder Transactions

Metro

Under the Pennsylvania Business Corporation Law an interested shareholder is any person who, together with such person’s affiliates and associates, beneficially owns 20% or more of any voting stock of the corporation. Approval by the holders of a majority of the voting shares of the corporation, other than shares beneficially owned by the interested shareholder, is required in certain types of transactions that benefit the interested shareholder, such as the following: (1) a merger, consolidation, share exchange or division, (2) a sale, lease, mortgage, pledge or other disposition of assets having a fair market value above a specified threshold,

F.N.B.

Under the Florida Business Corporation Act an interested stockholder is any person who, together with such person’s affiliates and associates, beneficially owns 10% or more of any voting stock of the corporation. Approval by the holders of two-thirds of the voting shares of the corporation, other than shares beneficially owned by the interested stockholder, is required in certain types of transactions that benefit the interested stockholder, such as the following: (1) a merger or consolidation, (2) a sale, lease, mortgage, pledge or other disposition of assets having a fair market value above or (3) an issuance of shares having a fair market value above a specified threshold. Such approval must be obtained prior to the deadlines specified in the statute. However, that approval is not required in certain situations, including if prior to the date that the shareholder first becomes an interested shareholder, the board of directors has approved either (i) the transaction or (ii) the purchase by the interested shareholder of the shares which result in the shareholder becoming an interested shareholder.

a specified threshold, or (3) an issuance of shares having a fair market value above a specified threshold. However, that approval is not required in certain situations, including the following:

•    a majority of the disinterested directors has approved the interested person transaction; or

•    the consideration that shareholders will receive meets certain minimum levels, as determined by a formula under the Florida Business Corporation Act.

Fiduciary Duty

Metro

Under the Pennsylvania Business Corporation Law, a director is required to discharge his or her duties in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. In discharging his or her duties, a director is entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, if presented or prepared by:

•    officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented; and

•    legal counsel, public accountants or other persons as to matters the director reasonably believes are within the person’s professional or expert competence; or

•    a committee of the board of which the director is not a member if the director reasonably believes the committee merits confidence.

Under the Pennsylvania Business Corporation Law, in discharging its duties, the board of directors of a corporation is entitled to consider, to the extent it deems appropriate, (1) the effects of any action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located, (2) the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility

F.N.B.

Under the Florida Business Corporation Act, a director is required to discharge his or her duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner reasonably believed to be in the best interests of the corporation. In discharging his or her duties, a director is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if presented or prepared by:

•    officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented; and

•    legal counsel, public accountants or other persons as to matters the director reasonably believes are within the person’s professional or expert competence; or

•    a committee of the board of which the director is not a member if the director reasonably believes the committee merits confidence.

F.N.B.’s articles of incorporation provide that the board of directors of F.N.B., in evaluating a proposal for an extraordinary corporate transaction, shall give due consideration to all relevant factors, including, without limitation, the long-term prospects and interests of F.N.B. and its shareholders, the social, economic, legal or other effects of any action on the employees, suppliers and customers of F.N.B. and its subsidiaries, the communities and societies in which F.N.B. and its subsidiaries operate and the economy of the state and the nation.

that these interests may be best served by the continued independence of the corporation, (3) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation, and (4) all other pertinent factors.

Provisions with Possible Anti-Takeover Effects

Metro

Metro is subject to statutory “anti-takeover” provisions under the Pennsylvania Business Corporation Law. These include (i) the protection provided pursuant to Subchapter G of Chapter 25 of the Pennsylvania Business Corporation Law, which blocks the voting rights of an acquiring person who makes or proposes to make a control-share acquisition, which is defined as increasing ownership in the corporation above certain thresholds, (ii) the protection provided pursuant to Subchapter H of Chapter 25 of the Pennsylvania Business Corporation Law, which would enable Metro to recover profits from certain sales of shares by shareholders who hold or will hold at least 20% of the voting power of Metro or who have evidenced an intent to acquire control of Metro, and (iii) the protection provided pursuant to Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law, which subjects persons who acquire at least 20% of the voting power in a “control transaction” the obligation to pay objecting shareholders fair value for their shares (including a proportionate amount of any control premium), determined as provided in Section 2547 of the Pennsylvania Business Corporation Law.

In addition, Metro’s articles of incorporation and bylaws contain various provisions that may serve as anti-takeover protections, which include:

•    the ability of Metro’s board of directors to fill vacancies resulting from an increase in the number of directors;

•    the supermajority voting requirements for certain corporate transactions; and

•    the broad range of factors that Metro’s board of directors may consider in discharging its duties; and

•    provisions in Metro’s articles of incorporation which authorize Metro’s board of directors, in its sole discretion, to oppose any offer, proposal or attempt by any corporation or other entity to (a) make any tender or other

F.N.B.

F.N.B. is subject to statutory “anti-takeover” provisions under the Florida Business Corporation Act. The Florida Business Corporation Act restricts the voting rights of shares of stock acquired by a party who, by such acquisition, would control at least 20% of all voting rights of the corporation’s issued and outstanding stock. The statute provides that the acquired shares, or the “control shares,” will, upon such acquisition, cease to have any voting rights. The acquiring party may petition the corporation to reassign voting rights to the control shares by way of an “acquiring person’s statement.” Upon receipt of such request, the corporation must submit such request for shareholder approval. Voting rights will be restored to the control shares upon a resolution adopted by a majority of the outstanding shares of each class and series of stock, with shares owned by the acquiring party, officers and directors who are employees of the corporation excluded from voting.

In addition, F.N.B.’s articles of incorporation and bylaws contain various provisions that may serve as anti-takeover protections, which include:

•    the ability of F.N.B.’s board of directors to fill vacancies resulting from an increase in the number of directors;

•    the supermajority voting requirements for certain corporate transactions;

•    the broad range of factors that F.N.B.’s board of directors may consider in evaluating an unsolicited offer including a tender offer proposal; and

•    provisions in F.N.B.’s articles of incorporation which authorize F.N.B.’s board of directors, without shareholder action, to issue from time to time, up to 20,000,000 shares of F.N.B. preferred stock. The board of directors of F.N.B. has the power to divide any and all of the shares of F.N.B. preferred stock into series offer to acquire any of Metro’s securities, (b) merge or consolidate Metro with or into another entity, (c) purchase or otherwise acquire all or substantially all the assets of Metro, or (d) make any transaction similar in purpose or effect to any of items (a)-(c). Such provisions authorize Metro’s board of directors, if it determines that an offer should be rejected, to take any lawful action to accomplish its purpose, including, but not limited to, advising shareholders not to accept the offer, litigation against the offeror, filing complaints with all applicable government and regulatory authorities, causing Metro to acquire its own securities and obtaining a more favorable offer from another individual or entity.

and to fix and determine the relative rights and preferences of the shares of any series so established.

Exclusive Forum

Metro

Metro’s bylaws provide that, unless Metro consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Metro, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of Metro to Metro or Metro’s shareholders, (iii) any action asserting a claim against Metro or any director or officer or other employee of Metro arising pursuant to any provision of the Pennsylvania Business Corporation Law or Metro’s articles of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against Metro or any director or officer or other employee of Metro governed by the internal affairs doctrine shall be a state court located within the Commonwealth of Pennsylvania (or, if no state court located within the Commonwealth of Pennsylvania has jurisdiction, the federal district court for the Middle District of Pennsylvania).

F.N.B. The bylaws of F.N.B. do not mandate a specific forum for adjudication of claims involving internal corporate affairs.

LEGAL MATTERS

Reed Smith LLP, Pittsburgh, Pennsylvania, has passed upon the validity of the F.N.B. common stock being registered in connection with the merger for F.N.B. Reed Smith LLP and Mette, Evans & Woodside P.C., Harrisburg, Pennsylvania, have delivered their opinions to F.N.B. and Metro, respectively, as to certain U.S. federal income tax consequences of the merger and will deliver updated opinions in connection with the closing of the merger. See “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [    ].

EXPERTS

The consolidated financial statements of F.N.B. Corporation and subsidiaries appearing in F.N.B. Corporation’s Annual Report on Form 10-K for the year ended December 31, 2014 and the effectiveness of F.N.B.’s internal control over financial reporting as of December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Metro Bancorp, Inc. and subsidiaries appearing in Metro Bancorp, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2014 and the effectiveness of Metro’s internal control over financial reporting as of December 31, 2014 have been audited by BDO USA, LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Metro and subsidiaries for the year ended December 31, 2012 that appear in Metro’s Annual Report (Form 10-K) for the year ended December 31, 2014 have been audited by Baker Tilly Virchow Krause, LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are, and audited financial statements to be included in any subsequently filed document will be, incorporated herein in reliance upon the report of Baker Tilly Virchow Krause, LLP pertaining to such financial statements as of March 15, 2013 (to the extent covered by consents filed with the SEC) given on authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

F.N.B. has filed with the SEC a registration statement on Form S-4 to register the shares of F.N.B. common stock to be issued pursuant to the merger agreement. This joint proxy statement/prospectus is part of that registration statement and constitutes the prospectus of F.N.B. in addition to being proxy statements of F.N.B. and Metro for their respective special meetings. The registration statement, including the attached exhibits and schedules, contains additional relevant information about F.N.B. and F.N.B. common stock. As permitted by SEC rules, F.N.B. and Metro have omitted from this joint proxy statement/prospectus certain information that is included in the registration statement.

F.N.B. and Metro also file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, the SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements and other information about issuers who file electronically with the SEC, such as F.N.B. and Metro. You may also find the reports and other information filed by F.N.B. and Metro with the SEC at the respective Internet websites of F.N.B. and Metro, which are http://www.fnbcorporation.com and https://www.mymetrobank.com. Information on these Internet websites is not part of this joint proxy statement/prospectus.

The SEC allows F.N.B. and Metro to incorporate by reference information in this joint proxy statement/prospectus. This means that F.N.B. and Metro can disclose important information to you by referring you to another document filed separately with the SEC.

The following documents filed by F.N.B. with the SEC (File No. 001-31940) are hereby incorporated by reference:

•	Annual Report on Form 10-K for the year ended December 31, 2014;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015;

•	Current Reports on Form 8-K filed on April 2, 2015, May 6, 2015, May 21, 2015, May 27, 2015, May 27, 2015, August 4, 2015, August 7, 2015 and October 5, 2015 (in each case except to the extent furnished and not filed);

•	The definitive proxy statement for the 2015 annual meeting of shareholders; and

•	The description of F.N.B. common stock contained in its Registration Statement on Form 8-A, filed on December 16, 2003 pursuant to Section 12 of the Securities Exchange Act, as amended, and any amendment or report filed for the purpose of updating such description.

The following documents filed by Metro with the SEC (File No. 001-36852) are hereby incorporated by reference:

•	Annual Reports on Form 10-K and Form 10-K/A for the year ended December 31, 2014, filed on March 16, 2015 and April 30, 2015, respectively;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015, filed on May 11, 2015 and August 10, 2015, respectively;

•	Current Reports on Form 8-K filed on February 17, 2015, February 24, 2015, May 15, 2015, June 19, 2015, July 29, 2015, August 4, 2015, and August 7, 2015 (in each case except to the extent furnished and not filed); and

•	The definitive proxy statement for the 2015 annual meeting of shareholders, filed on May 22, 2015.

F.N.B. and Metro also incorporate by reference any additional documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this joint proxy statement/prospectus and the respective dates of the F.N.B. and Metro special meetings (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). Those documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a party of this joint proxy statement/prospectus.

Documents incorporated by reference are available from F.N.B. and Metro without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the applicable company at the following address and phone number:

F.N.B. CORPORATION	METRO BANCORP, INC.
One North Shore Center 12 Federal Street Pittsburgh, Pennsylvania 15212 Attention: James G. Orie, Chief Legal Officer Telephone: (724) 983-3317	3801 Paxton Street Harrisburg, Pennsylvania 17111 Attention: Investor Relations (Sherry Richart) Telephone: (717) 412-6301

F.N.B. and Metro shareholders requesting documents must do so by [            ] in order to receive them before their respective meetings. You will not be charge for any of these documents that you request.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. Neither F.N.B. nor Metro has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this joint proxy statement/prospectus.

This joint proxy statement/prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the F.N.B. common stock this joint proxy statement/prospectus offers, nor does it constitute the solicitation of a proxy in any jurisdiction in which Metro or F.N.B. is not authorized to make such offer or solicitation or to or from any person to whom it is unlawful to make such offer or solicitation.

The information contained in this joint proxy statement/prospectus speaks as of the date of this joint proxy statement/prospectus unless we specifically indicate otherwise. The delivery of this joint proxy statement/prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of F.N.B. or Metro since the date of this proxy statement/prospectus or that the information in this joint proxy statement/prospectus or in the documents Metro or F.N.B. incorporates by reference into this joint proxy statement/prospectus is correct at any time subsequent to the date of such information.

FUTURE SHAREHOLDER PROPOSALS

F.N.B. Annual Meeting

If you are a F.N.B. shareholder and would like to include your proposal in F.N.B.’s notice of the 2016 Annual Meeting and related proxy materials, you must follow SEC Rule 14a-8 under the Securities Exchange Act of 1934. In submitting your proposal, the Corporate Secretary must receive your proposal, in writing, at F.N.B.’s principal executive offices at One North Shore Center, 12 Federal Street, Pittsburgh, Pennsylvania 15212, no later than December 3, 2015. If you do not follow SEC Rule 14a-8, your proposal will not be considered for inclusion in the proxy statement for next year’s annual meeting.

Pursuant to Article I, Section 1.11 of the F.N.B. bylaws, a shareholder who wishes to nominate an individual for election to the board of directors directly at an annual meeting, or to propose any business to be considered at an annual meeting, must deliver advance notice of such nomination or business to the Corporate Secretary of F.N.B. The notice must be delivered in person, by first-class United States mail postage prepaid or by reputable overnight delivery service to the attention of the Corporate Secretary, at F.N.B.’s principal executive offices at F.N.B. Corporation, One North Shore Center, 12 Federal Street, Pittsburgh, Pennsylvania 15212 during the period commencing on December 3, 2015, and ending on January 2, 2016. The shareholder must be a shareholder of record as of the date the notice is delivered and at the time of the annual meeting and must be entitled to vote at the meeting. The notice must be in writing and contain the information specified in F.N.B.’s bylaws for a director nomination or other business. The notice must contain certain information about the proposal or nominee, as applicable, which is generally equivalent to the information that would be required to be disclosed under the proxy rules of the SEC if proxies were solicited for shareholder consideration of the matter at a meeting of shareholders, as well as certain information about the shareholder who is making the proposal or nomination. Nominees also will be required to submit a completed and signed questionnaire. The questionnaire will be provided by the Corporate Secretary upon request and is similar to the annual questionnaire completed by all of F.N.B. directors regarding their background, experience and independence.

Only shareholder proposals and nominations submitted in accordance with the F.N.B. bylaw provisions will be eligible for presentation at F.N.B.’s 2016 Annual Meeting, and any other matter not submitted to the board of directors of F.N.B. in accordance with such provisions will not be considered or acted upon at F.N.B.’s 2016 Annual Meeting. The Chairman of the Board of F.N.B. is authorized to determine whether a nomination or proposal was made in accordance with F.N.B. bylaws and to declare that a defective nomination or proposal be disregarded.

Metro Annual Meeting

If the merger is completed during the first quarter of 2016, as currently anticipated, Metro will not hold an annual meeting of shareholders in 2016. However, in the event the merger is not completed and Metro does hold an annual meeting in 2016, any shareholder proposal brought before the annual meeting of shareholders must be specified in the notice of the meeting or otherwise brought before the meeting by Metro’s board of directors or by a Metro shareholder entitled to vote who has delivered notice to Metro (containing information specified in Metro’s bylaws). These requirements are separate from the SEC’s requirements set forth in SEC Rule 14a-8 that a shareholder must meet in order to have a shareholder proposal included in Metro’s proxy statement. A Metro shareholder wishing to submit a proposal for consideration at Metro’s 2016 Annual Meeting of Shareholders under Metro’s bylaws should do so between January 23, 2016 and February 22, 2016 . A Metro shareholder wishing to submit a proposal for consideration at Metro’s 2016 Annual Meeting of Shareholders, either under SEC Rule 14a-8, or otherwise, should do so no later than January 23, 2016.

If the Corporate Secretary of Metro timely receives notice of a shareholder proposal that is not excludable under SEC Rule 14a-8, the proposal will be included in Metro’s proxy statement and proxy card. Metro will include in its proxy statement the nature of such proposal and how Metro believes its shareholders should vote on such proposal. If the proposal is properly presented at Metro’s 2016 Annual Meeting of Shareholders, the proxies appointed by Metro will vote on such proposal as directed by Metro’s shareholders. If a proxy card is returned with no direction as to how the proxy holders should vote, the proxies appointed by Metro may exercise discretionary authority in voting on such proposal.

Any nomination not made in accordance with Metro’s bylaws and within the specified timeframe will be ineligible for nomination at the annual meeting.

The presiding officer of the meeting may refuse to permit any proposal to be made at an annual meeting by a Metro shareholder who has not complied with all of the governing bylaw procedures, including receipt of the required notice by the Corporate Secretary for Metro during the specified period. If a shareholder proposal is received by Metro outside the specified notice period but the presiding officer of the meeting nevertheless permits such proposal to be made at the 2016 Annual Meeting of Shareholders, the proxies appointed by Metro may exercise discretionary authority when voting on such proposal.

If the date of Metro’s next annual meeting is advanced or delayed by more than 30 days from the anniversary date of the 2015 annual meeting (June 19, 2016), Metro will promptly inform its shareholders of the change of the annual meeting date and the date by which director nominations and shareholder proposals must be received under Metro’s bylaws and in the case of shareholder proposals, SEC Rule 14a-8.

APPENDIX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

between

F.N.B. CORPORATION

and

METRO BANCORP, INC.

DATED: AS OF AUGUST 4, 2015

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Section
401(k) Plan	5.2(v)(v)
Acquisition Proposal	6.11(e)(i)
Affiliate	3.24(b)
Agreement	Preamble
Articles of Merger	1.2
Average Closing Price	1.4(e)
Bank Merger	1.10
Bank Merger Agreement	1.10
Bank Merger Certificates	1.10
BHC Act	3.1(a)
Break-up Fee	6.11(f)
business day	9.5
Certificates	1.4(c)
Change in MBI Recommendation	6.11(b)
Claim	6.7(a)
Closing	9.1
Closing Date	9.1
Code	Preamble
Confidentiality Agreements	6.2(b)
Contamination	3.16(b)
Control	3.24(b)
Controlled Group Liability	3.11
DP Contracts	3.23(d)
Determination Date	8.1(i)
DRSP Plan	1.4(d)
Effective Date	1.2
Effective Time	1.2
Environmental Laws	3.16(b)
Environmental Liability	3.16(b)
ERISA	3.11
ERISA Affiliate	3.11
ETL	1.1
Exchange Act	3.6(a)
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.4
FBCA	1.1
FDIC	3.1(a)
Federal Reserve Board	3.4
Final Index Price	8.1(i)
Final Purchase Period	1.7
FNB	Preamble
FNB Bank	1.10
FNB Benefit Plan	4.11
FNB Bylaws	4.1(b)
FNB Charter	4.1(b)
FNB Common Stock	1.4(a)
FNB Disclosure Schedule	Art. 4
FNB Eligible Plans	6.6(a)

A-iv

Section
FNB Employment Agreement	4.11
FNB Market Value	8.1(i)
FNB Preferred Stock	4.2(a)
FNB Qualified Plans	4.11(d)
FNB Ratio	8.1(i)
FNB Regulatory Agreement	4.14
FNB Reports	4.6(a)
FNB Shareholders Meeting	6.3(b)
FNB Stock Plans	4.2(a)
FNB Subsidiaries	3.1(d)
FNB Warrants	4.2(a)
GAAP	3.1(d)
Governmental Entity	3.4
Hazardous Substance	3.16(b)
Inactive MBI Employees	3.11(i)
Indemnified Parties	6.7(a)
Index	8.1(i)
Initial FNB Market Value	8.1(i)
Initial Index Price	8.1(i)
Insurance Amount	6.7(c)
Intellectual Property	3.23(b)
Intended Tax Treatment	Preamble
IRS	3.10(a)
IT Assets	3.23(c)
Joint Proxy Statement	3.4
knowledge	9.5
Law	3.3(b)
Leased Properties	3.17(c)
Leases	3.17(b)
Liens	3.2(b)
Loan	3.24(a)
Material Adverse Effect	3.1(d)
Materially Burdensome Regulatory Condition	6.1(d)
MBI	Preamble
MBI Articles	3.1(b)
MBI Benefit Plan	3.11
MBI Bylaws	3.1(b)
MBI Common Shares	1.4(a)
MBI Disclosure Schedule	Art. 3 Preamble
MBI DRIP	3.2(a)
MBI Employees	3.11(i)
MBI Employment Agreement	3.11
MBI ESPP	1.7
MBI ESPP Share	1.7
MBI Intellectual Property	3.23(b)
MBI Preferred Stock	3.2(a)
MBI Qualified Plans	3.11(d)
MBI Recommendation	6.3
MBI Regulatory Agreement	3.14
MBI Reports	3.6(a)
MBI Representatives	6.11(a)

A-v

Section
MBI Shareholders Meeting	6.3
MBI Stock Option	1.6
MBI Stock Plans	1.6
MBI Subsidiaries	3.1(d)
Merger	Preamble
Merger Consideration	1.4(a)
Metro Bank	1.10
Multiemployer Plan	3.11
Multiple Employer Plan	3.11(f)
NASDAQ	3.1(d)
NYSE	3.1(d)
OCC	3.4
OREO	3.24(b)
Outside Date	8.1(c)
Owned Properties	3.17(a)
Payment Event	6.11(g)
PBCL	Preamble
PBGC	3.11(e)
Person	3.9(a)
Plan Termination Date	6.6(c)
Registration Statement	3.4
Regulatory Agency	3.5
Requisite FNB Vote	4.3(a)
Requisite MBI Vote	3.3(a)
Requisite Regulatory Approvals	7.1(c)
Sarbanes-Oxley Act	3.6(a)
SEC	3.1(c)
Securities Act	3.6(a)
SRO	3.4
Subsidiary	3.1(d)
Superior Proposal	6.11(e)(ii)
Surviving Company	Preamble
Takeover Laws	3.18(a)
Tax	3.10(b)
Tax Representation Letters	6.13
Tax Return	3.10(c)
Third Party	6.11(e)(iii)
Third Party Leases	3.17(d)
Treasury Regulations	Preamble
Treasury Shares	1.4(b)
Voting Agreement	5.4
Withdrawal Liability	3.11

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 4, 2015 (this “Agreement”), between F.N.B. CORPORATION, a Florida corporation (“FNB”), and METRO BANCORP, INC., a Pennsylvania corporation (“MBI”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of MBI and FNB have determined that it is in the best interests of their respective companies and their shareholders, and, in the case of MBI, its other constituencies as set forth in Section 1715 of the Pennsylvania Business Corporation Law, as amended (the “PBCL”), to consummate the strategic business combination transaction provided for in this Agreement pursuant to which MBI will, on the terms and subject to the conditions set forth in this Agreement, merge with and into FNB (the “Merger”), so that FNB is the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”); and

WHEREAS, for federal income Tax (as defined in Section 3.10(b)) purposes, it is intended that (i) the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations of the U.S. Department of the Treasury promulgated thereunder (as such regulations may be amended from time to time, including corresponding provisions of successor rules and regulations thereto, the “Treasury Regulations”), (ii) FNB and MBI each be a party to the reorganization within the meaning of Section 368(b) of the Code (clauses (i) and (ii), the “Intended Tax Treatment”), and (iii) this Agreement be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

Subject to the terms and conditions of this Agreement, in accordance with the Pennsylvania Entity Transactions Law, as amended (the “ETL”) and the Florida Business Corporation Act, as amended (the “FBCA”), at the Effective Time (as defined in Section 1.2) MBI shall merge with and into FNB. FNB shall be the Surviving Company in the Merger, and shall continue its corporate existence under the laws of the State of Florida. As of the Effective Time, the separate corporate existence of MBI shall cease.

1.2 Effective Time.

The Merger shall become effective as set forth in the statement of merger and the articles of merger (each, the “Articles of Merger”) that shall be filed with the Secretary of State of the Commonwealth of Pennsylvania and the Secretary of State of the State of Florida, respectively, on or before the Closing Date (as defined in

Section 9.1). The term “Effective Time” shall mean the date and time when the Merger becomes effective as set forth in the Articles of Merger. “Effective Date” shall mean the date on which the Effective Time occurs.

1.3 Effects of the Merger.

(a) Effects Under ETL and FBCA. At and after the Effective Time, the Merger shall have the effects set forth in Section 336 of the ETL and Sections 607.1106 and 607.11101 of the FBCA.

(b) Directors and Executive Officers of the Surviving Company. The directors of the Surviving Company immediately after the Merger shall be (i) the directors of FNB immediately prior to the Merger, and (ii) one current member of MBI’s Board of Directors as mutually agreed by FNB and MBI (the “MBI Designee”). The MBI Designee will have a term expiring at the first annual meeting of FNB shareholders following the Effective Time. The executive officers of the Surviving Company immediately after the Merger shall be the executive officers of FNB immediately prior to the Merger.

1.4 Conversion of MBI Common Shares.

(a) Subject to the provisions of this Agreement, each common share, par value $1.00 per share, of MBI (“MBI Common Shares”) issued and outstanding immediately prior to the Effective Time, other than Treasury Shares (as defined in Section 1.4(b)) shall, by virtue of the Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive as consideration in the Merger 2.373 shares (the “Exchange Ratio”) of common stock, $0.01 par value, of FNB (“FNB Common Stock”) (the “Merger Consideration”).

(b) At and after the Effective Time, each Treasury Share shall be cancelled and retired and no shares of FNB Common Stock or other consideration shall be issued in exchange therefor. “Treasury Shares” means the MBI Common Shares held by MBI or any of the MBI Subsidiaries (as defined in Section 3.1(d)) or by FNB or any of its Subsidiaries, other than in a fiduciary, including custodial or agency, capacity or as a result of debts previously contracted in good faith.

(c) At the Effective Time, the stock transfer books of MBI shall be closed as to holders of MBI Common Shares immediately prior to the Effective Time and no transfer of MBI Common Shares by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates representing MBI Common Shares (“Certificates;” it being understood that any reference herein to “Certificates” shall be deemed to include reference to MBI Common Shares held in book entry) are properly presented pursuant to Section 2.2(a) of this Agreement to the Exchange Agent (as defined in Section 2.1), such Certificates shall be cancelled and exchanged for FNB Common Stock held in book entry representing the number of whole shares into which the MBI Common Shares represented by the Certificates was converted in the Merger, plus, if applicable pursuant to Section 1.4(e), any payment for any fractional share of FNB Common Stock without any interest thereon and any dividends or distributions to which the holder of such Certificates is entitled pursuant to Section 2.2(b).

(d) Each holder of MBI Common Shares shall have the option of enrolling the whole shares of FNB Common Stock issuable to such shareholder upon the consummation of the Merger in FNB’s Dividend Reinvestment and Direct Stock Purchase Plan (the “DRSP Plan”), as long as such shareholder enrolls with a minimum of 50 whole shares of FNB Common Stock. Each MBI shareholder electing to enroll in the DRSP Plan shall be issued FNB Common Stock held in book entry representing the number of whole shares received in the Merger.

(e) Notwithstanding any other provision of this Agreement, each holder of MBI Common Shares who would otherwise be entitled to receive a fractional share of FNB Common Stock, after taking into account all MBI Common Shares owned by such holder as of immediately prior to the Effective Time, shall receive an amount in cash, without interest, rounded to the nearest cent, equal to the product obtained by multiplying (a) the Average Closing Price (as defined below) as of the Closing Date by (b) the fraction of a share (calculated to the nearest ten-thousandth when expressed in decimal form) of FNB Common Stock, to which such holder would otherwise be entitled. No such holder shall be entitled to dividends or other rights in respect of any such fractional shares. “Average Closing Price” means, as of any specified date, the average composite closing price of FNB Common Stock as reported by the NYSE for each of the twenty (20) consecutive trading days ending on and including the fifth such trading day prior to the specified date rounded to the nearest ten-thousandth.

1.5 FNB Capital Stock. At and after the Effective Time, each share of FNB capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 MBI Stock Options. Effective as of the Effective Time, each then outstanding option to purchase MBI Common Shares (each, a “MBI Stock Option”) pursuant to the equity-based compensation plans identified on Section 3.2(a) of the MBI Disclosure Schedule (as defined in Article 3 hereof) (the “MBI Stock Plans”) and the award agreements evidencing the grants thereunder, granted to any current or former employee or director of MBI or any of the MBI Subsidiaries (as defined in Section 3.1(d)) shall at the Effective Time cease to represent a right to acquire MBI Common Shares and shall be converted automatically into an option to acquire shares of FNB Common Stock on the terms hereinafter set forth. FNB shall assume each such MBI Stock Option in accordance with the terms of the relevant MBI Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time: (i) FNB and the Compensation Committee of its Board of Directors, including, if applicable, the entire Board of Directors of FNB, shall be substituted for MBI and the Compensation Committee of the Board of Directors of MBI, including, if applicable, the entire Board of Directors of MBI, administering such MBI Stock Plan, (ii) each MBI Stock Option assumed by FNB may be exercised solely for shares of FNB Common Stock, (iii) the number of shares of FNB Common Stock subject to such MBI Stock Option shall be equal to the number of MBI Common Shares subject to such MBI Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, provided that, unless otherwise provided for in such MBI Stock Option, any fractional shares of FNB Common Stock resulting from such multiplication shall be rounded down to the nearest share, and (iv) the exercise price per share of FNB Common Stock under each such option shall be the amount (rounded up to the nearest whole cent) equal to the per share exercise price under each such MBI Stock Option prior to the Effective Time divided by the Exchange Ratio. Notwithstanding clauses (iii) and (iv) of the preceding sentence, each MBI Stock Option that is an “incentive stock option” shall be adjusted as required by Section 424 of the Code, and the Treasury Regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code. FNB and MBI agree to take all reasonable and necessary steps to effect the provisions of this Section 1.6. As of the Effective Time, FNB shall issue to each holder of each outstanding MBI Stock Option that has been assumed by FNB a document evidencing the conversion and assumption of such MBI Stock Option by FNB pursuant to this Section 1.6.

1.7 Treatment of MBI ESPP. The right to acquire MBI Common Shares under the SmartBuy Stock Purchase Plan (the “MBI ESPP”) is not a MBI Stock Option for purposes of this Agreement. Prior to the Effective Time, MBI shall take all actions that are necessary to provide that with respect to the MBI ESPP: (a) the monthly purchase period under the MBI ESPP in progress as of the Effective Time (the “Final Purchase Period”) shall be deemed to end no later than the tenth (10th) business day prior to the Effective Time; (b) each MBI ESPP participant’s accumulated contributions under the MBI ESPP shall be used to purchase MBI Common Shares in accordance with the terms of the MBI ESPP as of the end of the Final Purchase Period and, to the extent not so used to purchase MBI Common Stock, shall be refunded to the MBI ESPP participants; and (c) the MBI ESPP shall terminate immediately following the conclusion of the Final Purchase Period. At the Effective Time, each MBI Common Share purchased under the MBI ESPP (each, a “MBI ESPP Share”) shall be entitled to receive the Merger Consideration in accordance with Section 1.4 of this Agreement.

1.8 Articles of Incorporation and Bylaws of the Surviving Company. The FNB Charter (as defined in Section 4.1(b)) as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable Law. The FNB Bylaws (as defined in Section 4.1(b)) as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable Law.

1.9 Dissenting Shares. No right to fair value or appraisal or similar rights shall be available to holders of MBI Common Shares with respect to the Merger or the other transactions contemplated hereby.

1.10 The Bank Merger. As soon as practicable after the execution of this Agreement, MBI and FNB shall cause Metro Bank, a state-chartered bank headquartered in Harrisburg, Pennsylvania (“Metro Bank”), and First National Bank of Pennsylvania, a federally chartered national bank headquartered in Greenville, Pennsylvania (“FNB Bank”), respectively, to enter into a bank merger agreement, the form of which is attached to this Agreement as Exhibit “A” (the “Bank Merger Agreement”), and which provides for the merger of Metro Bank with and into FNB Bank, with FNB Bank being the surviving entity (the “Bank Merger”), in accordance with applicable Law and the terms of the Bank Merger Agreement, to become effective as soon as practicable after the Effective Time. FNB and MBI shall cause the following to be accomplished prior to filing applications for the Requisite Regulatory Approvals: (i)(A) MBI shall obtain approval from the Board of Directors of Metro Bank for the Bank Merger Agreement, (B) MBI, as sole shareholder of Metro Bank, shall approve the Bank Merger Agreement and (C) MBI shall cause the Bank Merger Agreement to be duly executed by Metro Bank and delivered to FNB; and (ii)(A) FNB shall obtain approval from the Board of Directors of FNB Bank for the Bank Merger Agreement, (B) FNB, as sole shareholder of FNB Bank, shall approve the Bank Merger Agreement and (C) FNB shall cause the Bank Merger Agreement to be duly executed by FNB Bank and delivered to MBI. Prior to the Effective Time, MBI shall cause Metro Bank, and FNB shall cause FNB Bank, to execute such articles of merger and such other documents and certificates as are necessary or desirable to make the Bank Merger effective (the “Bank Merger Certificates”) immediately following the Effective Time.

1.11 Right to Revise Structure. FNB may at any time change the method of effecting the combination contemplated by this Agreement if and to the extent it deems such a change to be desirable; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration (as defined in Section 1.4(a)) provided for in this Agreement, (ii) adversely affect the Tax treatment for MBI’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement, or (iii) be reasonably likely to materially impede or delay consummation of the transactions this Agreement contemplates. In the event FNB elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

ARTICLE 2

EXCHANGE OF SHARES

2.1 FNB to Make Merger Consideration Available. At or as promptly as practicable following the Effective Time, FNB shall deposit, or shall cause to be deposited, with Registrar and Transfer Company, as exchange agent (“Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article 2, (i) book entry shares representing the aggregate number of shares of FNB Common Stock issuable pursuant to this Agreement in exchange for the MBI Common Shares outstanding immediately prior to the Effective Time of the Merger and (ii) immediately available funds sufficient in amount to pay (x) any dividends or distributions payable in accordance with Section 2.2(b)(i) and (y) cash in lieu of any fractional shares of FNB Common Stock to be issued pursuant to Section 1.4(e) and paid pursuant to Section 1.4 in exchange for outstanding MBI Common Shares (such immediately available funds and book entry shares of FNB Common Stock, collectively being referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by FNB, provided that no such investment or losses thereon shall affect the amounts payable to the holders of Certificates.

2.2 Exchange Shares.

(a) As soon as practicable after the Effective Time, but in no event later than ten (10) business days thereafter, the Exchange Agent shall mail to each holder of record of MBI Common Shares a letter of transmittal in customary form as prepared by FNB and reasonably acceptable to MBI, which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and any cash in lieu of fractional shares into which the MBI Common Shares represented by such Certificate or Certificates shall have been converted pursuant to this Agreement and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). After the Effective Time of the Merger, each holder of a Certificate formerly representing MBI Common Shares, other than Treasury Shares, who surrenders or has surrendered such Certificate or customary affidavits and indemnification regarding the loss or destruction of such Certificate, together with duly executed transmittal materials to the Exchange Agent, shall, upon acceptance thereof, be entitled to: (i) book entry shares representing FNB Common Stock into which the MBI Common Shares shall have been converted pursuant to Section 1.4, (ii) any cash in lieu of any fractional share of FNB Common Stock to which such holder would otherwise be entitled and (iii) any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). The Exchange Agent shall accept such Certificate upon compliance with such reasonable and customary terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal practices. Until surrendered as contemplated by this Section 2.2, each Certificate representing MBI Common Shares shall be deemed from and after the Effective Time of the Merger to evidence only the right to receive the Merger Consideration, any cash in lieu of fractional shares into which the MBI Common Shares represented by such Certificate or Certificates shall have been converted pursuant to this Agreement, and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). FNB shall not be obligated to deliver the Merger Consideration, any cash in lieu of fractional shares and/or any declared but unpaid dividends to which any former holder of MBI Common Shares is entitled as a result of the Merger until such holder surrenders his Certificate or Certificates for exchange as provided in this Section 2.2. If any shares of FNB Common Stock, or any cash in lieu of fractional shares and/or declared but unpaid dividends, are to be issued in a name other than that in which a Certificate surrendered for exchange is issued, the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit, in form and substance reasonably acceptable to FNB, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by FNB or the Exchange Agent, the posting by such Person of a bond in such amount as FNB and the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it, FNB or the Surviving Company with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(b) Following surrender of any such Certificate, there shall be paid to the record holder of the whole shares of FNB Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any dividends or distributions, if any, with a record date prior to the Effective Time that have been declared by MBI in respect of MBI Common Shares after the date of this Agreement in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, (ii) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of FNB Common Stock to which such holder is entitled pursuant to Section 1.4(e) and the amount of dividends or other distributions with a record date after the Effective Time of the Merger and which had become payable with respect to such whole shares of FNB Common Stock prior to the time of surrender, and (iii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of FNB Common Stock.

(c) After the Effective Time, there shall be no transfers on the stock transfer books of MBI of the MBI Common Shares that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of MBI Common Shares that occurred prior to the Effective Time. If, after the Effective Time, Certificates are presented to FNB for any reason, they shall be cancelled and exchanged as provided in this Agreement. All shares of FNB Common Stock, cash in lieu of fractional shares of FNB Common Stock and/or declared but unpaid dividends issued or paid upon the surrender for exchange of MBI Common Shares (or the provision of customary affidavits and indemnification for lost or mutilated Certificates in accordance with the terms hereof) and the letter of transmittal, shall be deemed to have been issued in full satisfaction of all rights pertaining to such MBI Common Shares.

(d) Any portion of the Exchange Fund, including any interest thereon, that remains undistributed to the shareholders of MBI following the passage of twelve (12) months after the Effective Time of the Merger shall be delivered to FNB, upon demand, and any shareholders of MBI who have not theretofore complied with this Section 2.2 shall thereafter look only to FNB for payment of their claim for FNB Common Stock, any cash in lieu of fractional shares of FNB Common Stock and any unpaid dividends or distributions payable in accordance with Section 2.2(b).

(e) Neither MBI nor FNB shall be liable to any holder of MBI Common Shares or FNB Common Stock, as the case may be, for such shares, any dividends or distributions with respect thereto, or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of FNB Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of FNB Common Stock for the account of the Persons entitled thereto.

2.3 Adjustments for Dilution and Other Matters. If prior to the Effective Time of the Merger, (a) FNB shall declare a stock dividend or distribution on FNB Common Stock with a record date prior to the Effective Time of the Merger, or subdivide, split up, reclassify or combine FNB Common Stock, or make a distribution other than a regular quarterly cash dividend, on FNB Common Stock or on any security convertible into FNB Common Stock, in each case with a record date prior to the Effective Time of the Merger, or (b) the outstanding shares of FNB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities in each case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in FNB’s capitalization, then a proportionate adjustment or adjustments will be made to the Exchange Ratio and, as applicable, the Average Closing Price to give holders of MBI Common Shares the same economic effect as contemplated by this Agreement prior to such event, which adjustment may include, as appropriate, the issuance of securities, property or cash on the same basis as that on which any of the foregoing shall have been issued, distributed or paid to holders of such class of FNB Common Stock generally.

2.4 Withholding Rights. The Exchange Agent or, subsequent to the first anniversary of the Effective Time, FNB, shall be entitled to deduct and withhold from any cash in lieu of fractional shares of FNB Common Stock, cash dividends or distributions payable pursuant to Section 2.2(b) and any other cash amounts otherwise payable pursuant to this Agreement to any holder of MBI Common Shares such amounts as the Exchange Agent or FNB, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or FNB, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of MBI Common Shares in respect of whom such deduction and withholding was made by the Exchange Agent or FNB, as the case may be.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF MBI

Except as disclosed in the disclosure schedule delivered by MBI to FNB prior to the execution of this Agreement (the “MBI Disclosure Schedule”), MBI hereby represents and warrants to FNB as follows:

3.1 Corporate Organization.

(a) MBI is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. MBI has the corporate power and authority and has all licenses, permits and authorizations of applicable Governmental Entities (as defined in Section 3.4) required to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be so licensed or qualified would not have a Material Adverse Effect (as defined in Section 3.1(d)) upon MBI. MBI is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). MBI is regulated by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).

(b) True and complete copies of the articles of incorporation of MBI (the “MBI Articles”) and the bylaws of MBI (the “MBI Bylaw”), each as amended, supplemented, restated and/or otherwise modified and in effect as of the date of this Agreement, have previously been made available to FNB.

(c) Metro Bank is a state-chartered bank and is regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the Pennsylvania Department of Banking and Securities (“Pa DOB”). Metro Bank is duly organized, and validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has the requisite power and authority, corporate or otherwise, to own its property and carry on its business as presently conducted, but is not qualified to do business in any other jurisdiction or required to be qualified to do business in any other jurisdiction except where the failure to be so qualified would not have a Material Adverse Effect on MBI. The deposit accounts of Metro Bank are insured by the FDIC through the Federal Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Metro Bank is a member in good standing of the Federal Home Loan Bank of Pittsburgh and owns the requisite amount of stock therein. Each of MBI’s other Subsidiaries (i) was duly organized, (ii) is validly existing and in good standing under the laws of its jurisdiction of organization, (iii) is duly licensed or qualified to do business in, and in good standing under the laws of, all jurisdictions, whether federal, state, local or foreign, where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iv) has all requisite corporate power and authority, and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease its properties and assets and to carry on its business as now conducted, except for purposes of clause (iii) only, as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on MBI. The articles of incorporation, bylaws and similar governing documents of each Subsidiary of MBI, copies of which have been made available to FNB, are true and correct copies of such documents as amended, supplemented, restated and/or otherwise modified and in effect on the date of this Agreement.

(d) As used in this Agreement, (i) the word “Subsidiary” when used with respect to either party, means any corporation, partnership, joint venture, limited liability company or any other entity (A) of which such party, or a subsidiary of such party, is a general partner, or (B) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity is directly or indirectly owned by such party and/or one or more Subsidiaries thereof, and the terms “MBI Subsidiaries” and “FNB Subsidiaries” shall mean any direct or indirect Subsidiary of MBI or FNB, respectively; and (ii) the term “Material Adverse Effect” means, with respect to FNB, MBI or the Surviving Company, as the case may be, any event, circumstance, development, change or effect that alone or in the aggregate with other events, circumstances, developments, changes or effects, (A) is materially adverse to the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (A), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (1) changes, after the date of this Agreement, in U.S. generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes, after the date of this Agreement, in Laws of general applicability or interpretations thereof by courts or any Governmental Entity, (3) actions or omissions of (x) FNB or (y) MBI, in each case, taken at the request of, or with the prior written consent of, the other or required hereunder, (4) changes, events or developments, after the date of this Agreement, in the national or world economy or financial or securities markets generally, or changes, events or developments, after the date of this Agreement, in general economic conditions or other changes, events or developments, after the date of this Agreement that affect banks or savings associations or their holding companies generally, except to the extent that such changes have a materially disproportionate adverse effect on such party relative to other similarly situated participants in the markets or industries in which they operate, (5) consummation or public disclosure of the transactions this Agreement contemplates, including the resignation of employment of employees or any impact on such party’s business, customer relations, condition or results of operations, in each case as a result therefrom, (6) any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any armed hostilities associated therewith and any national or international calamity, disaster or emergency or any escalation thereof, (7) any changes in interest rates or foreign currency rates, (8) any claim, suit, action, audit, arbitration, investigation, inquiry or other proceeding or order which in any manner challenges, seeks to prevent, enjoin, alter or delay, or seeks damages as a result of or in connection with, the transactions this Agreement contemplates, (9) any failure by such party to meet any published, whether by such party or a third party research analyst, or internally prepared estimates of revenues or earnings, (10) a decline in the price, or a change in the trading volume of, such party’s common stock on The NASDAQ Stock Market (including any successor exchange, “NASDAQ”), or the New York Stock Exchange (including any successor exchange, the “NYSE”), as applicable, and (11) any matter to the extent that (x) it is disclosed in reasonable detail in the party’s disclosure schedules delivered to the other party pursuant to this Agreement or in the MBI Reports or FNB Reports referenced in Section 3.6 or Section 4.6, as applicable, and (y) such disclosed matter does not worsen in a materially adverse manner, or (B) materially delays or impairs the ability of such party to timely consummate the transactions this Agreement contemplates.

3.2 Capitalization.

(a) The authorized capital stock of MBI consists of (i) 25,000,000 MBI Common Shares, of which, as of June 30, 2015, 14,014,550 shares were issued and outstanding, and (ii) 1,000,000 shares of Preferred Stock, par value $10.00 per share, of which as of the date hereof, 40,000 shares were issued and outstanding and designated as Series A Non-cumulative Preferred Stock (“MBI Preferred Stock”). As of June 30, 2015, 301,200 MBI Common Shares were held in the MBI treasury and no shares of MBI Preferred Stock were held in the MBI treasury. As of June 30, 2015, no MBI Common Shares were reserved for issuance except for 2,711,449 MBI Common Shares (of these shares, 1,050,000 have been approved for issuance by MBI shareholders and reserved on the books of MBI but are not yet registered with the SEC) reserved for issuance upon the exercise of MBI Stock Options pursuant to the MBI Stock Plans and for purchase under the MBI ESPP and the Dividend Reinvestment and Stock Purchase Plan (the “MBI DRIP”) (of which 1,130,670 shares were subject to outstanding MBI Stock Options, and 508,267 shares were reserved for purchase under the MBI ESPP and the MBI DRIP. All of the issued and outstanding MBI Common Shares have been, and all MBI Common Shares that may be issued upon the exercise of the MBI Stock Options and settlement of rights to acquire MBI Common Shares under the MBI ESPP and the MBI DRIP will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement, the MBI Stock Plans, the MBI ESPP, and the MBI DRIP, MBI does not have, and is not bound by, any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any MBI Common Shares or any other equity securities of MBI, or any securities representing the right to purchase or otherwise receive any MBI Common Shares. Set forth in Section 3.2(a) of the MBI Disclosure Schedule is a true, correct and complete list of: (1) each MBI Stock Option (such list to identify the MBI Stock Plan or other arrangement under which such options were issued, the number of MBI Common Shares subject thereto, the vesting schedule thereof and the exercise prices thereof), and (2) the number of MBI Common Shares available for purchase under each of the MBI ESPP and the MBI DRIP as of June 30, 2015. Since June 30, 2015 through the date hereof, MBI has not issued or awarded, or authorized the issuance or award of, any options, restricted stock units or other equity-based awards under the MBI Stock Plans (other than ordinary course elections to invest in MBI Common Shares under the MBI ESPP and the MBI DRIP), or otherwise. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of MBI may vote are issued or outstanding.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of MBI are owned by MBI, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances, other than liens for property Taxes not yet due and payable (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) MBI has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates, subject to the receipt of the Requisite MBI Vote (as defined below) and Requisite Regulatory Approvals (as defined in Section 7.1(c)). The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of MBI. Except for the approval and adoption of this Agreement and the transactions this Agreement contemplates by the vote of sixty-six and two-thirds percent (66 2/3%) of the entire Board of Directors of MBI at a duly called meeting of the Board of Directors of MBI and by the affirmative vote of a majority of votes cast at a meeting of MBI’s shareholders at which a quorum is present (such affirmative shareholder vote, the “Requisite MBI Vote”), no other corporate approvals on the part of MBI are necessary to approve this Agreement or consummate the Merger. Other than those set forth in Section 1.10, no corporate approvals on the part of MBI or Metro Bank are necessary to approve the Bank Merger Agreement or consummate the Bank Merger. This Agreement has been duly and validly executed and delivered by MBI and, assuming the due authorization, execution and delivery of this Agreement by FNB, constitutes the valid and binding obligation of MBI, enforceable against MBI in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by MBI nor the consummation by MBI of the transactions this Agreement contemplates, nor compliance by MBI with any of the terms or provisions of this Agreement, will (i) violate any provision of the MBI Articles or the MBI Bylaws or, (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made and are in full force and effect, (A) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to MBI, any of the MBI Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, constitute a default or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of MBI or any of the MBI Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which MBI or any of the MBI Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on MBI.

3.4 Consents and Approvals. Except for (a) the filing by FNB of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, and the Federal Reserve Act, as amended, and the Pa DOB under the Pennsylvania Banking Code of 1965, and approval of such applications and notices, and, in connection with the Bank Merger, the filing of applications and notices, as applicable, with the FDIC and the Office of the Comptroller of the Currency (“OCC”), and approval of such applications and notices, (b) the filing with the Securities and Exchange Commission of a joint proxy statement in definitive form relating to the meeting of MBI’s shareholders to be held in connection with this Agreement (the “Joint Proxy Statement”) and of a registration statement on Form S-4 (the “Registration Statement”) in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the Registration Statement, (c) the filing of a Statement of Merger with, and its acceptance for record by, the Secretary of State of the Commonwealth of Pennsylvania pursuant to the ETL, the filing of Articles of Merger with, and their acceptance for record by, the Secretary of State of the State of Florida pursuant to the FBCA, and the filing of the Bank Merger Certificates, (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNB Common Stock pursuant to this Agreement, and approval of the listing on the NYSE of such shares of FNB Common Stock issuable in the Merger and (e) the receipt of the Requisite MBI Vote, no consents or approvals of, or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality of any federal, state, local or foreign government (each, a “Governmental Entity”) or any industry self-regulatory organization, including the Financial Industry Regulatory Authority, Inc. (“SRO”), are necessary in connection with (i) the execution and delivery by MBI of this Agreement and (ii) the consummation by MBI of the Merger and the other transactions this Agreement contemplates. No event has occurred, nor has any circumstance arisen, that, to the knowledge of MBI, would reasonably be likely, either individually or together with any other event or circumstance, to impair the ability to obtain or materially delay the receipt of the Requisite Regulatory Approvals on a timely basis or result in the imposition of a Materially Burdensome Regulatory Condition.

3.5 Reports. MBI and each of the MBI Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2012 with (a) the Federal Reserve Board, (b) the FDIC, (c) the OCC, (d) the Pa DOB and any other state regulatory authority, (e) any foreign regulatory authority, (f) any SRO and (g) the SEC (collectively, “Regulatory Agencies” and individually, a “Regulatory Agency”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2012, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any local government, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of MBI and each of the MBI Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of MBI, investigation into the business or operations of MBI or any of the MBI Subsidiaries since December 31, 2012. There is no unresolved material violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of MBI or any of the MBI Subsidiaries.

3.6 SEC Reports; Financial Statements.

(a) MBI and each MBI Subsidiary has filed or furnished on a timely basis to the SEC, all material forms, reports, schedules, statements and other documents required to be filed or furnished by it to the SEC under the Securities Act of 1933, as amended (the “Securities Act”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or under the securities regulations of the SEC since December 31, 2012 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “MBI Reports”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any MBI Report has been amended by a subsequently filed MBI Report prior to the date hereof, in which case, as of the date of such amendment, (i) the MBI Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and (ii) none of the MBI Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of MBI’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the MBI Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of MBI and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c) There are no outstanding comments from or unresolved issues raised by the SEC staff with respect to the MBI Reports.

(d) The books and records of MBI and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of MBI and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of MBI or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have a material adverse effect on the system of internal accounting controls described in the following sentence. MBI and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. MBI (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to MBI, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of MBI by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the MBI Reports and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to MBI’s outside auditors and the audit committee of the Board of Directors of MBI (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect MBI’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in MBI’s internal control over financial reporting.

(e) Since December 31, 2012, (A) neither MBI nor any of its Subsidiaries nor, to the knowledge of MBI, any director, officer, employee, auditor, accountant or representative of MBI or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of MBI or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that MBI or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing MBI or any of its Subsidiaries, whether or not employed by MBI or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by MBI or any of its officers, directors, employees or agents to the MBI Board of Directors or any committee thereof or to any of MBI’s directors or officers.

(f) No agreement pursuant to which any loans or other assets have been or shall be sold by MBI or the MBI Subsidiaries entitle the buyer of such loans or other assets, unless there is a material breach of a representation or covenant by MBI or the MBI Subsidiaries, to cause MBI or the MBI Subsidiaries to repurchase such loan or other assets or the buyer to pursue any other form of recourse against MBI or the MBI Subsidiaries, and there has been no material breach by MBI or the MBI Subsidiaries of a representation or covenant in any such agreement. The MBI Reports have disclosed, since December 31, 2014, any cash, stock or other dividend or any other distribution with respect to the capital stock of MBI that has been declared, set aside or paid.

3.7 Broker’s Fees. Except for Sandler O’Neill + Partners, L.P., neither MBI nor any MBI Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions this Agreement contemplates.

3.8 Absence of Certain Changes or Events. Since December 31, 2014, (i) MBI and the MBI Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice and (ii) there has not been any Material Adverse Effect with respect to MBI.

3.9 Legal Proceedings.

(a) There is no pending, or, to MBI’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any individual, partnership, corporation, trust, joint venture, organization, Governmental Entity or other entity (each, a “Person”) relating to MBI, any of the MBI Subsidiaries or any of their respective properties or permits, licenses or authorizations that has had, or is reasonably likely to have a Material Adverse Effect on MBI.

(b) There is no judgment or order of any Governmental Entity or regulatory restriction, other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries, that has been imposed upon MBI, any of the MBI Subsidiaries or the assets of MBI or any of the MBI Subsidiaries, that has had, or is reasonably likely to have, a Material Adverse Effect on MBI.

3.10 Taxes and Tax Returns.

(a) Each of MBI and the MBI Subsidiaries has duly and timely filed, including all applicable extensions, all income and other material Tax Returns (as defined in subsection (c) below) required to be filed by it on or prior to the date of this Agreement, all such Tax Returns being accurate and complete in all material respects, has timely paid or withheld and timely remitted all Taxes shown thereon as arising and has duly and timely paid or withheld and timely remitted all Taxes, whether or not shown on any Tax Return, that are due and payable or claimed to be due from it by a Governmental Entity, other than Taxes that (i) are not yet delinquent or are being contested in good faith, which have not been finally determined, and (ii) have been adequately reserved against in accordance with GAAP. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each of MBI and the MBI Subsidiaries. Neither MBI nor any of the MBI Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. There are no disputes, audits, examinations or proceedings in progress or pending, including any notice received of any intent to conduct an audit or examination, or claims asserted, for Taxes upon MBI or any of the MBI Subsidiaries. No claim has been made by a Governmental Entity in a jurisdiction where MBI or any of the MBI Subsidiaries has not filed Tax Returns such that MBI or any of the MBI Subsidiaries is or may be subject to taxation by that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any Governmental Entity of the Tax Returns of, or including, MBI or any of the MBI Subsidiaries have been fully paid. No issue has been raised by a Governmental Entity in any prior examination or audit of each of MBI and the MBI Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency in respect of such Governmental Entity for any subsequent taxable period. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of MBI or any of the MBI Subsidiaries. Neither MBI nor any of the MBI Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement exclusively between or among MBI and the MBI Subsidiaries. Neither MBI nor any of the MBI Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was MBI, or (B) has any liability for the Taxes of any Person, other than MBI or any of the MBI Subsidiaries, under Treas. Reg. § 1.1502-6, or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise. Neither MBI nor any of the MBI Subsidiaries has been, within the past two years or otherwise as part of a “plan” or series of related transactions, within the meaning of Section 355(e) of the Code, of which the Merger is also a part, a “distributing corporation” or a “controlled corporation”, within the meaning of Section 355(a)(1)(A) of the Code, in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. No MBI Common Shares are owned by a Subsidiary of MBI. MBI is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither MBI, nor any of the MBI Subsidiaries or any other Person on their behalf has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Governmental Entity, relating to Taxes, including any private letter rulings of the U.S. Internal Revenue Service (“IRS”) or comparable rulings of any Governmental Entity and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any applicable Law, which rulings or agreements would have a continuing effect after the Effective Time. Neither MBI nor any of the MBI Subsidiaries has engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction”, as set forth in Treas. Reg. § 1.6011-4(b)(2). MBI has made available to FNB complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of MBI and the MBI Subsidiaries relating to all taxable periods beginning on and after January 1, 2011, and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to MBI or the MBI Subsidiaries. Neither MBI, any of the MBI Subsidiaries nor FNB, as a successor to MBI, will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Closing Date or (iv) deferred intercompany gain or any excess loss account of MBI or any of the MBI Subsidiaries for periods or portions of periods described in Treasury Regulations under Section 1502 of the Code, or any corresponding or similar provision of state, local or foreign Law, for periods or portions thereof ending on or before the Closing Date.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, bank shares tax, employment, severance, withholding, duties, intangibles, franchise, backup withholding, inventory, capital stock, license, employment, social security, unemployment, excise, stamp, occupation, and estimated taxes, and other taxes, charges, levies or like assessments, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (i), and (iii) any transferee liability in respect of any items described in clauses (i) or

(ii) payable by reason of contract, assumption, transferee liability, operation of Law, Treas. Reg § 1.1502-6(a) or any predecessor or successor thereof of any analogous or similar provision under Law or otherwise.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity and any amendment thereof including, where permitted or required, combined, consolidated or unitary returns for any group of entities.

3.11 Employee Benefits. For purposes of this Agreement, the following terms shall have the following meanings:

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“MBI Benefit Plan” means any employee benefit or compensation plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of MBI or any of the MBI Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by MBI or any of the MBI Subsidiaries or to which MBI or any of the MBI Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity compensation, severance, employment, change of control or fringe benefit plan, program or policy.

“MBI Employment Agreement” means a contract, offer letter or agreement of MBI or any of the MBI Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee pursuant to which MBI or any of the MBI Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(a) Section 3.11(a) of the MBI Disclosure Schedule includes a complete list of all MBI Benefit Plans and all MBI Employment Agreements.

(b) With respect to each MBI Benefit Plan, MBI has delivered or made available to FNB, as applicable, a true, correct and complete copy of: (i) each writing constituting a part of such MBI Benefit Plan, including all plan documents, trust agreements, and insurance contracts and other funding vehicles, (ii) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any summaries of material modifications, (iv) the most recent annual financial report, if any, (v) the most recent actuarial report, if any, (vi) the most recent determination or opinion letter from the IRS, if any, and (vii) the most recent minimum coverage and discrimination testing results, if any. MBI has delivered or made available to FNB a true, correct and complete copy of each MBI Employment Agreement.

(c) All contributions required to be made to any MBI Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any MBI Benefit Plan, for any period prior to and through the date of this Agreement, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the financial statements to the extent required by GAAP. Each MBI Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(d) With respect to each MBI Benefit Plan, MBI and the MBI Subsidiaries have complied, and are in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such MBI Benefit Plans, including Code Section 409A. Each MBI Benefit Plan has been administered in all material respects in accordance with its terms. There are not now, nor do any circumstances exist that would reasonably be likely to give rise to, any requirement for the posting of security with respect to any MBI Benefit Plan or the imposition of any material lien on the assets of MBI or any of the MBI Subsidiaries under ERISA or the Code. Section 3.11(d) of the MBI Disclosure Schedule identifies each MBI Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (the “MBI Qualified Plans”). The IRS has issued a favorable determination letter with respect to each MBI Qualified Plan and the related trust which has not been revoked, or MBI is entitled to rely on a favorable opinion issued by the IRS. To the knowledge of MBI, there are no existing circumstances and no events have occurred that would reasonably be likely to adversely affect the qualified status of any MBI Qualified Plan or the related trust. None of MBI and the MBI Subsidiaries nor, to MBI’s knowledge, any other Person, including any fiduciary, has engaged in any “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be likely to subject MBI, any of the MBI Subsidiaries or any Person that MBI or any of the MBI Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) With respect to each MBI Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and (ii) (A) the fair market value of the assets of such MBI Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such MBI Benefit Plan, whether or not vested, on a termination basis, (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (C) all premiums, if any, to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (D) no liability, other than for premiums to the PBGC, under Title IV of ERISA has been or would reasonably be likely to be incurred by MBI or any of the MBI Subsidiaries and (E) the PBGC has not instituted proceedings to terminate any such MBI Benefit Plan and, to MBI’s knowledge, no condition exists that makes it reasonably likely that such proceedings will be instituted or which would reasonably be likely to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such MBI Benefit Plan.

(f) (i) No MBI Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), (ii) none of MBI and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer

Plan and (iii) none of MBI and the MBI Subsidiaries nor any of their respective ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be likely to result in, any Controlled Group Liability that would be a liability of MBI or any of the MBI Subsidiaries following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the MBI Benefit Plans or MBI Employment Agreements. Without limiting the generality of the foregoing, neither MBI nor any of the MBI Subsidiaries, nor, to MBI’s knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Sections 4069, 4204 or 4212 of ERISA.

(g) MBI and the MBI Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or applicable law and at no expense to MBI and the MBI Subsidiaries.

(h) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions this Agreement contemplates will, either alone or in conjunction with any other event, whether contingent or otherwise, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of MBI or any of the MBI Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation including deferred compensation, or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code or additional tax under Section 409A of the Code.

(i) MBI has delivered or made available to FNB a true and complete list of the names, corporate and functional titles, hire dates, incentive compensation, profit sharing and bonuses paid in 2013 and 2014 and 2015 bonus opportunities, full or part-time status, 2015 annual salaries or hourly rates of all employees of MBI or any of the MBI Subsidiaries (“MBI Employees”) as of the date hereof and, with respect to any MBI Employee on a leave of absence or otherwise not actively employed (“Inactive MBI Employees”), the date on which each such Inactive MBI Employee is expected to return to active employment. Except as otherwise set forth on Section 3.11(i) of the MBI Disclosure Schedule, (A) none of the MBI Employees has a contract of employment with MBI or any of the MBI Subsidiaries, (B) all MBI Employees are employees “at will” whose employment is terminable without liability therefor and (C) none of the MBI Employees has a contract with MBI or any of the MBI Subsidiaries relating to stay bonuses, retention or stay payments, severance pay or benefits or other perquisites or benefits.

(j) No labor organization or group of employees of MBI or any of the MBI Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to MBI’s knowledge, threatened to be brought or filed, with the National Labor Relations Board. Each of MBI and the MBI Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

(k) With respect to each MBI Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code, each such nonqualified deferred compensation plan has since January 1, 2005 been operated in material compliance with Section 409A of the Code, and the applicable Treasury Regulations and IRS guidance thereunder so as to avoid any Tax pursuant to Section 409A of the Code and the document or documents that evidence such plan have, since December 31, 2008, conformed in all material respects to the provisions of Section 409A of the Code and the Treasury Regulations thereunder.

3.12 Compliance with Applicable Law. MBI and each of the MBI Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under, and have complied in all material respects with, all Laws applicable to MBI or any of the MBI Subsidiaries, including the Equal Credit Opportunity Act, the United States Foreign Corrupt Practices Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot) Act of 2001, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Regulation O, and applicable limits on loans to one borrower, except where such failure to hold or such noncompliance is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on MBI. MBI and each of the MBI Subsidiaries have been and are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ. Section 3.12 of the MBI Disclosure Schedule sets forth, as of June 30, 2015, a schedule of all executive officers and directors of MBI who have outstanding loans from MBI, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

3.13 Contracts. Except for matters that have not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on MBI, (a) none of MBI nor any of the MBI Subsidiaries is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any material contract, lease, license or other agreement or instrument, (b) to the knowledge of MBI, none of the other parties to any such material contract, lease, license or other agreement or instrument (excluding instruments or agreements relating to Loans) is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect thereunder, and (c) neither MBI nor any of the MBI Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such material contract, lease, license or other agreement or instrument, whether as a termination or cancellation for convenience or for default of MBI or any of the MBI Subsidiaries.

3.14 Agreements with Regulatory Agencies. Except to the extent disclosure hereunder is precluded by applicable Law, neither MBI nor any of the MBI Subsidiaries is subject to any cease-and-desist or other order or action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2012, a recipient of any supervisory letter from, or since December 31, 2012, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, or its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each item in this sentence, a “MBI Regulatory Agreement”), nor has MBI or any of the MBI Subsidiaries been advised in writing or, to the knowledge of MBI, orally, since January 1, 2013 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such MBI Regulatory Agreement. Each bank Subsidiary of MBI has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

3.15 Undisclosed Liabilities. Neither MBI nor any of its Subsidiaries has, and since December 31, 2014, neither MBI nor any of its Subsidiaries has incurred, any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except for (i) those liabilities properly accrued or reserved against in the unaudited consolidated balance sheet of MBI and its Subsidiaries as of March 31, 2015 included in the MBI Reports, (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2015, (iii) liabilities and obligations that are not material to MBI and its Subsidiaries, taken as a whole, and (iv) any liabilities incurred with respect to the transactions contemplated by this Agreement.

3.16 Environmental Liability.

(a) To MBI’s knowledge, (i) MBI and the MBI Subsidiaries are in compliance in all material respects with applicable Environmental Laws, (ii) no Contamination exceeding applicable cleanup standards or remediation thresholds under any Environmental Law exists at any real property, including buildings or other structures, currently or formerly owned or operated by MBI or any of the MBI Subsidiaries, or on any property in which MBI or any of the MBI Subsidiaries has held a security interest, Lien or a fiduciary or management role (“MBI Loan Property”) that would reasonably be likely to result in a material Environmental Liability for MBI or the MBI Subsidiaries, (iii) no Contamination exists at any real property owned by a third party that would reasonably be likely to result in a material Environmental Liability for MBI or the MBI Subsidiaries, (iv) neither MBI nor any of the MBI Subsidiaries has received any written notice, demand letter, or claim alleging any material violation of, or liability under, any Environmental Law, (v) neither MBI nor any of the MBI Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that would reasonably be expected to result in a material Environmental Liability of MBI or the MBI Subsidiaries, (vi) there are no circumstances or conditions (including the presence of unencapsulated friable asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning or automotive services) involving MBI or any of the MBI Subsidiaries, on any currently or formerly owned or operated property, or any MBI Loan Property, that could reasonably be expected to result in any material claims, liability or investigations against MBI or any of the MBI Subsidiaries, or result in any material restrictions on the ownership, use or transfer of any property pursuant to any Environmental Law or materially and adversely affect the value of any MBI Loan Property, and (vii) MBI has listed in Section 3.16 of the MBI Disclosure Schedule and made available to FNB copies of all environmental reports or studies, sampling data, correspondence and filings in its possession relating to MBI, the MBI Subsidiaries and any Owned Properties, Leased Properties or MBI Loan Property which were prepared in the last five (5) years, and, solely with respect to the MBI Loan Properties, are material to MBI.

(b) As used in this Agreement, (i) the term “Environmental Laws” means collectively, any and all laws, ordinances, rules, regulations, directives, orders, authorizations, decrees, permits, or other mandates, of a Governmental Entity relating to any Hazardous Substance, Contamination, protection of the environment or human health and safety as it relates to Hazardous Substance exposure, including those relating to emissions, discharges or releases or threatened emissions, discharges or releases to, on, onto or into the environment of any Hazardous Substance, (ii) the term “Hazardous Substance” means any element, substance, compound or mixture whether solid, liquid or gaseous that is subject to regulation by any Governmental Entity under any Environmental Law, or the presence or existence of which gives rise to any Environmental Liability, (iii) the term “Contamination” means the emission, discharge or release of any Hazardous Substance to, on, onto or into the environment and the effects of such emission, discharge or release, including the presence or existence of any such Hazardous Substance, and (iv) the term “Environmental Liability” means liabilities for response, remedial or investigation costs, and any other expenses, including reasonable attorney and consultant fees, laboratory costs and litigation costs, required under, or necessary to attain or maintain compliance with, applicable Environmental Laws or relating to or arising from Contamination or Hazardous Substances.

3.17 Real Property.

(a) Each of MBI and the MBI Subsidiaries has good and marketable title, free and clear of all Liens, to all real property owned by such entity (the “Owned Properties”), except for (i) Liens that do not materially detract from the present use of such real property or otherwise materially impair business operations at such properties, (ii) statutory Liens securing payments not yet due and (iii) Liens for real property Taxes not yet due and payable.

(b) A true and complete copy of each agreement pursuant to which MBI or any of the MBI Subsidiaries leases any real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Leases”), has heretofore been made available to FNB. Assuming due authorization, execution and delivery by the counterparty thereto, each Lease is valid, binding and enforceable against MBI or the MBI Subsidiary party thereto, as the case may be, in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. There is not under any such

Lease any material existing default by MBI or any of the MBI Subsidiaries or, to the knowledge of MBI, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default. The consummation of the transactions this Agreement contemplates will not cause any default under the Leases, provided the consents and notices disclosed in Section 3.17(b) of the MBI Disclosure Schedule have been obtained or made, except for any such default which would not, individually or in the aggregate, have a Material Adverse Effect on MBI.

(c) The Owned Properties and the properties leased pursuant to the Leases (the “Leased Properties”) constitute all of the real estate on which MBI and the MBI Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement, except for locations the loss of which would not result in a Material Adverse Effect on MBI.

(d) A true and complete copy of each agreement pursuant to which MBI or any of the MBI Subsidiaries leases real property to a third party (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Third Party Leases”) has heretofore been made available to FNB. Assuming the due authorization, execution and delivery by the counterparty thereto, each Third Party Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. To the knowledge of MBI, there are no existing defaults by the tenant under any Third Party Lease, and no event has occurred which with notice or lapse of time or both would constitute such a default or which individually or in the aggregate would have a Material Adverse Effect on MBI.

3.18 State Takeover Laws.

(a) MBI has taken all actions necessary to exempt this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby from, and this Agreement and the Voting Agreements are exempt from, the requirements of any Takeover Law applicable to it. As used in this Agreement, “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations, including those of the Commonwealth of Pennsylvania.

(b) Neither MBI nor any of the MBI Subsidiaries has any shareholders’ rights plan or similar plan or arrangement in effect.

3.19 Reorganization. As of the date of this Agreement, to the knowledge of MBI, no fact or circumstance exists that would reasonably be likely to prevent the Merger from qualifying for the Intended Tax Treatment.

3.20 Opinion. Prior to the execution of this Agreement, MBI has received an opinion from Sandler O’Neill & Partners, L.P. to the effect that as of the date thereof and based upon and subject to the matters set forth in this Agreement, the Merger Consideration is fair to the shareholders of MBI from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.21 Insurance. MBI and the MBI Subsidiaries are insured with reputable insurers against such risks and in such amounts as are set forth in Section 3.21 of the MBI Disclosure Schedule and as their management reasonably have determined to be prudent in accordance with industry practices.

3.22 Investment Securities. Except where failure to be true would not reasonably be likely to have a Material Adverse Effect on MBI, (a) each of MBI and the MBI Subsidiaries has good title to all securities owned by it, except those securities sold under repurchase agreements securing deposits, borrowings of federal funds or borrowings from the Federal Reserve Banks or the Federal Home Loan Banks or held in any fiduciary or agency capacity, free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of MBI or the MBI Subsidiaries, and (b) such securities are valued on the books of MBI in accordance with GAAP.

3.23 Intellectual Property.

(a) (i) MBI and the MBI Subsidiaries own or have a valid license to use all material MBI Intellectual Property (as defined below), free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf software at standard commercial rates), (ii) to the knowledge of MBI, MBI Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of MBI and the MBI Subsidiaries as currently conducted, (iii) MBI Intellectual Property that is registered and owned by MBI or any of the MBI Subsidiaries, and to the knowledge of MBI, all other registered MBI Intellectual Property, has not been cancelled, forfeited, expired or abandoned, (iv) MBI Intellectual Property that is registered is valid, and neither MBI nor any of the MBI Subsidiaries has received written notice challenging the validity or enforceability of MBI Intellectual Property, and (v) to the knowledge of MBI, the conduct of the business of MBI and the MBI Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any other Person, nor to the knowledge of MBI has MBI or any of the MBI Subsidiaries received any written communications alleging that any of them has infringed, diluted, misappropriated or violated any of the Intellectual Property of any other Person. To MBI’s knowledge, no other Person is infringing, diluting, misappropriating or violating, nor has MBI or any of the MBI Subsidiaries sent any written communications alleging that any person has infringed, diluted, misappropriated or violated, any of the MBI Intellectual Property owned by MBI or a MBI Subsidiary.

(b) For purposes of this Agreement, the term “Intellectual Property” means (i) trademarks, service marks, trade names and Internet domain names, together with all registrations and applications related to the foregoing; (ii) patents and patent applications; (iii) copyrights (including any registrations and applications for any of the foregoing); and (iv) computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations; and the term “MBI Intellectual Property” means all Intellectual Property used or held for use in the operation of the business of MBI or any of its Subsidiaries.

(c) At all times, MBI and each of the MBI Subsidiaries have taken commercially reasonable actions to protect and maintain (A) all MBI Intellectual Property and (B) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements, (ii) MBI’s and the MBI Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment and all associated documents (the “IT Assets”) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by MBI in connection with its business, and have not materially malfunctioned or failed within the past two (2) years, (iii) to MBI’s knowledge, no Person has gained unauthorized access to the IT Assets and (iv) MBI has implemented commercially reasonable backup and disaster recovery technology consistent with industry practices.

(d) Metro Bank obtains its material data processing services, ATM and other information technology services exclusively through the contracts or agreements with the Persons described in Section 3.23(d) of the MBI Disclosure Schedule (“DP Contracts”). A true and correct executed copy of each DP Contract, as in effect on the date hereof, has been made available to FNB. Other than the DP Contracts, MBI has no agreement with any other Person for data processing, ATM or other technology services.

3.24 Loans; Nonperforming and Classified Assets.

(a) Each loan, loan commitment, letter of credit or other extension of credit (“Loan”) on the books and records of MBI or any MBI Subsidiary (i) was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, (ii) is evidenced in all material respects by appropriate and sufficient documentation, (iii) to the extent secured, has been secured or, as set forth in Section 3.24(a) of the MBI Disclosure Schedule, is in the process of being secured, by valid Liens, which have been perfected or, as set forth in Section 3.24(a) of the MBI Disclosure Schedule, are in the process of being perfected, in accordance with all applicable Laws and, (iv) to the knowledge of MBI, constitutes the legal, valid and binding obligation of the obligor named in the contract evidencing such Loan subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(b) MBI has made available to FNB a listing as to MBI and each MBI Subsidiary as of the latest practicable date, which shall be a date no earlier than March 31, 2015: (i) any Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest, or to MBI’s knowledge, in default of any other material provision thereof, (ii) each Loan that has been classified as “substandard”, “doubtful”, “loss” or “special mention” or words of similar import by MBI, a MBI Subsidiary or an applicable Regulatory Agency, (iii) a listing of the Other Real Estate Owned (“OREO”) acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof and (iv) each written or oral loan agreement, note or borrowing arrangement, including leases, credit enhancements, commitments, guarantees and interest-bearing assets, with any Affiliate. For purposes of this Agreement, “Affiliate” means, with respect to either party, any director, executive officer or five percent or greater shareholder of such party or such party’s Subsidiaries, or to the knowledge of such party, any other Person controlling, controlled by or under common control with any of the foregoing. “Control”, with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

(c) All reserves or other allowances for loan losses reflected in MBI’s financial statements included in the MBI Reports as of and for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015, comply in all material respects with the standards established by Governmental Entities and GAAP. Neither MBI nor Metro Bank has been notified in writing by any state or federal bank regulatory agency that MBI’s reserves are inadequate or that the practices and policies of MBI in establishing its reserves for the year ended December 31, 2014 and the three months ended March 31, 2015, and in accounting for delinquent and classified assets, fail to comply with applicable accounting or regulatory requirements.

(d) All Loans owned by MBI or any MBI Subsidiary, or in which MBI or any MBI Subsidiary has an interest, comply in all material respects with applicable Laws, including applicable usury statutes, underwriting and recordkeeping requirements and the Truth in Lending Act, the Equal Credit Opportunity Act, and the Real Estate Settlement Procedures Act.

(e) At the date of this Agreement, MBI’s and MBI Bank’s respective allowances for loan losses are sufficient for their reasonably anticipated loan losses, are in compliance with the standards established by applicable Governmental Entities and are adequate under GAAP. MBI and each MBI Subsidiary hold the mortgages contained in its loan portfolio for its own benefit to the extent of its interest shown therein; such mortgages evidence liens having the priority indicated by the terms of such mortgages, including the associated loan documents, subject, as of the date of recordation or filing of applicable security instruments, only to such exceptions as are discussed in attorneys’ opinions regarding title or in title insurance policies in the mortgage files relating to the Loans secured by real property or are not material as to the collectability of such Loans, and all Loans owned by MBI and each MBI Subsidiary are with full recourse to the borrowers, and neither of MBI nor any MBI Subsidiary has taken any action which would reasonably be likely to result in a waiver or negation of any rights or remedies available against the borrower or guarantor, if any, on any Loan. To the knowledge of MBI, all applicable remedies against all borrowers and guarantors are enforceable except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity.

(f) Each outstanding loan participation sold by MBI or any MBI Subsidiary was sold with the risk of non-payment of all or any portion of that underlying loan to be shared by each participant proportionately to the share of such loan represented by such participation without any recourse of such other lender or participant to MBI or any MBI Subsidiary for payment or repurchase of the amount of such loan represented by the participation or liability under any yield maintenance or similar obligation.

(g) Section 3.24(g) of the MBI Disclosure Schedule sets forth a list of all Loans by Metro Bank outstanding as of the date of this Agreement to any director, executive officer or principal shareholder (as such terms are defined in 12 C.F.R. Part 215) of MBI or the MBI Subsidiaries.

(h) MBI has made available to FNB a listing, as of the latest practicable date, which shall be a date no earlier than March 31, 2015, by account, of: (i) all Loans, including loan participations, of MBI or any other MBI Subsidiary that have had their respective terms to maturity accelerated during the past 12 months, (ii) all loan commitments or lines of credit of MBI that have been terminated by MBI during the past 12 months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower, (iii) each borrower, customer or other party that has notified MBI during the past 12 months of, or has asserted against MBI, in each case in writing, any “lender liability” or similar claim, and each borrower, customer or other party that has given MBI any oral notification of, or orally asserted to or against MBI, any such claim, (iv) all Loans, (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (D) that are troubled debt restructurings under GAAP, or (E) where a specific reserve allocation exists in connection therewith and (v) all assets classified by MBI as OREO and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(i) Except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on MBI, neither MBI nor any of its Subsidiaries is bound by an agreement pursuant to which Loans or pools of Loans or participations in Loans have been sold that contains any obligation of MBI or any of its Subsidiaries to repurchase such Loans or interests therein.

3.25 Fiduciary Accounts. MBI and each of the MBI Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable Laws. To MBI’s knowledge, neither MBI nor any of the MBI Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.26 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Metro Bank is in compliance in all material respects with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act and all regulations promulgated thereunder. Except as would not be material to MBI and the MBI Subsidiaries, taken as a whole, Metro Bank (i) has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts, (ii) has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (iii) has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the laws and regulations referenced in this Section.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF FNB

Except as disclosed in the disclosure schedule delivered by FNB to MBI prior to the execution of this Agreement (the “FNB Disclosure Schedule”), FNB hereby represents and warrants to MBI as follows:

4.1 Corporate Organization.

(a) FNB is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. FNB has the corporate power and authority and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be so licensed or qualified would not have a Material Adverse Effect upon FNB. FNB is duly registered as a bank holding company and is a financial holding company under the BHC Act.

(b) True and complete copies of the articles of incorporation (the “FNB Charter”) and bylaws of FNB (the “FNB Bylaws”), each as amended, supplemented, restated and/or otherwise modified and in effect as of the date of this Agreement, have previously been made available to MBI.

(c) Each FNB Subsidiary (i) was duly organized, (ii) is validly existing and in good standing under the laws of its jurisdiction of organization, (iii) is duly licensed or qualified to do business in, and in good standing under the Laws of, all jurisdictions, whether federal, state, local or foreign, where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iv) has all requisite corporate power and authority, and has all licenses, permits and authorizations of applicable Governmental Entities required, to own or lease its properties and assets and to carry on its business as now conducted, except for purposes of clause (iii) only, as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB. The deposit accounts of each FNB Subsidiary that is an insured depository institution are insured by the FDIC through the Federal Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required in connection therewith have been paid when due. The charter documents and bylaws of each Subsidiary of FNB that is a “Significant Subsidiary” (within the meaning of Rule 1-02 of Regulation S-X of the SEC), copies of which have previously been made available to MBI, are true and correct copies of such documents as in effect on the date of this Agreement.

4.2 Capitalization.

(a) The authorized capital stock of FNB consists of 500,000,000 shares of FNB Common Stock, of which, as of June 30, 2015, 176,434,735 shares were issued and outstanding, and 20,000,000 shares of preferred stock, $0.01 par value (the “FNB Preferred Stock”), of which, as of the date of this Agreement, 110,877 shares were issued and outstanding. As of June 30, 2015, 1,147,755 shares of FNB Common Stock were held in FNB’s treasury. As of June 30, 2015, no shares of FNB Common Stock or FNB Preferred Stock were reserved for issuance, except for (i) 2,018,510 shares of FNB Common Stock reserved for issuance upon exercise of options issued or available for issuance pursuant to employee and director stock plans of FNB in effect as of the date of this Agreement (the “FNB Stock Plans”), and (ii) 1,021,971 shares of FNB Common Stock reserved for issuance pursuant to warrants issued to the Treasury Department (the “FNB Warrants”). All of the issued and outstanding shares of FNB Common Stock have been, and all shares of FNB Common Stock reserved for issuance as described in the foregoing clauses (i) – (ii), when issued in accordance with the terms of the stock plans, warrants and other instruments referred to in those clauses, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement, the FNB Stock Plans and the FNB Warrants, FNB is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of FNB Common Stock or any other equity securities of FNB or any securities representing the right to purchase or otherwise receive any shares of FNB Common Stock. The shares of FNB Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid, nonassessable and free of preemptive rights.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of FNB are owned by FNB, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary, or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) FNB has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates. The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of FNB and, except for the affirmative vote of a majority of votes cast at a meeting of FNB’s shareholders at which a quorum is present approving the issuance of FNB Common Stock pursuant to this Agreement in accordance with Section 312.03 of the New York Stock Exchange Listed Company Manual (such affirmative shareholder vote, the “Requisite FNB Vote”), no other corporate approvals on the part of FNB are necessary to approve this Agreement or consummate the Merger. Other than those set forth in Section 1.10, no corporate approvals on the part of FNB or FNB Bank are necessary to approve the Bank Merger Agreement or consummate the Bank Merger. This Agreement has been duly and validly executed and delivered by FNB and, assuming the due authorization, execution and delivery of this Agreement by MBI, constitutes the valid and binding obligation of FNB, enforceable against FNB in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by FNB, nor the consummation by FNB of the transactions this Agreement contemplates, nor compliance by FNB with any of the terms or provisions of this Agreement, will (i) violate any provision of the FNB Charter or the FNB Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made and are in full force and effect, (A) violate any Law applicable to FNB, any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, constitute a default, or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of FNB or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FNB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations with respect to clause (iii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB.

4.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and the Federal Reserve Act, as amended, and the Pa DOB under the Pennsylvania Banking Code of 1965, and approval of such applications and notices, and, in connection with the Bank Merger, the filing of applications and notices, as applicable, with the FDIC and the OCC, and approval of such applications and notices, (b) the filing with the SEC of the Joint Proxy Statement and the filing and declaration of effectiveness of the Registration Statement, (c) the filing of a Statement of Merger with, and its acceptance for record by, the Secretary of State of the Commonwealth of Pennsylvania pursuant to the ETL, and the filing of Articles of Merger with, and their acceptance for record by, the Secretary of State of the State of Florida pursuant to the FBCA, and the filing of the Bank Merger Certificates, and (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNB Common Stock pursuant to this Agreement and approval of listing such FNB Common Stock issuable in the Merger on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity or SRO are necessary in connection with (i) the execution and delivery by FNB of this Agreement and (ii) the consummation by FNB of the Merger and the other transactions this Agreement contemplates. No event has occurred, nor has any circumstance arisen, that, to the knowledge of FNB, would reasonably be likely, either individually or together with any other event or circumstance, to impair the ability to obtain or materially delay the receipt of the Requisite Regulatory Approvals on a timely basis or result in the imposition of a Materially Burdensome Regulatory Condition.

4.5 Reports. FNB and each of its Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2012 with the applicable Regulatory Agencies and with each other applicable Governmental Entity, including the SEC, and all other reports and statements required to be filed by them since December 31, 2012, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any local government, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of FNB and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of FNB, investigation into the business or operations of FNB or any of its Subsidiaries since December 31, 2012. There is no unresolved material violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of FNB or any of its Subsidiaries.

4.6 SEC Reports; Financial Statements.

(a) FNB has filed or furnished on a timely basis to the SEC, all material forms, reports, schedules, statements and other documents required to be filed or furnished by it to the SEC under the Securities Act, under the Exchange Act, or under the securities regulations of the SEC, since December 31, 2012 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “FNB Reports”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any FNB Report has been amended by a subsequently filed FNB Report prior to the date hereof, in which case, as of the date of such amendment, (i) the FNB Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and (ii) none of the FNB Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of FNB’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the FNB Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of FNB and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c) There are no outstanding comments from or unresolved issues raised by the SEC staff with respect to the FNB Reports.

(d) The books and records of FNB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of FNB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FNB or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have a material adverse effect on the system of internal accounting controls described in the following sentence. FNB and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. FNB (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to FNB, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of FNB by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the FNB Reports and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to FNB’s outside auditors and the audit committee of the Board of Directors of FNB (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect FNB’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in FNB’s internal control over financial reporting.

(e) Since December 31, 2012, (A) neither FNB nor any of its Subsidiaries nor, to the knowledge of FNB, any director, officer, employee, auditor, accountant or representative of FNB or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FNB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that FNB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing FNB or any of its Subsidiaries, whether or not employed by FNB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by FNB or any of its officers, directors, employees or agents to the Board of Directors of FNB or any committee thereof or to any of FNB’s directors or officers.

4.7 Broker’s Fees. Except for RBC Capital Markets, LLC, neither FNB nor any FNB Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions this Agreement contemplates.

4.8 Absence of Certain Changes or Events. Since December 31, 2014, (i) FNB and the FNB Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice and (ii) there has not been any Material Adverse Effect with respect to FNB.

4.9 Legal Proceedings.

(a) There is no pending, or, to FNB’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity relating to FNB, any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations that has had, or is reasonably likely to have, a Material Adverse Effect on FNB.

(b) There is no judgment or order of any Governmental Entity or regulatory restriction, other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries, that has been imposed upon FNB, any of its Subsidiaries or the assets of FNB or any of its Subsidiaries that has had or is reasonably likely to have, a Material Adverse Effect on FNB.

4.10 Taxes and Tax Returns. Each of FNB and its Subsidiaries has duly and timely filed, including all applicable extensions, all income or other material Tax Returns required to be filed by it on or prior to the date of this Agreement, all such Tax Returns being accurate and complete in all material respects, has timely paid or withheld and timely remitted all Taxes shown thereon as arising and has duly and timely paid or withheld and timely remitted all Taxes, whether or not shown on any Tax Return, that are due and payable or claimed to be due from it by a Governmental Entity, other than Taxes that (i) are not yet delinquent or are being contested in good faith, which have not been finally determined, and (ii) have been adequately reserved against in accordance with GAAP. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each of FNB and its Subsidiaries. Neither FNB nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. There are no disputes, audits, examinations or proceedings in progress or pending, including any notice received of any intent to conduct an audit or examination, or claims asserted, for Taxes upon FNB or any of its Subsidiaries. No claim has been made by a Governmental Entity in a jurisdiction where FNB or any of its Subsidiaries has not filed Tax Returns such that FNB or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any Governmental Entity of the Tax Returns of, or including, FNB or any of its Subsidiaries have been fully paid. No issue has been raised by a Governmental Entity in any prior examination or audit of each of FNB and its Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency in respect of such Governmental Entity for any subsequent taxable period. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of FNB or any of its Subsidiaries. Neither FNB nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement exclusively between or among FNB and its Subsidiaries. Except as disclosed in Section 4.10 of the FNB Disclosure Schedules, neither FNB nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was FNB, or (B) has any liability for the Taxes of any Person, other than FNB or any of its Subsidiaries, under Treas. Reg. § 1.1502-6, or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise. Neither FNB nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)”, within the meaning of Section 355(e) of the Code, of which the Merger is also a part, a “distributing corporation” or a “controlled corporation”, within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. No share of FNB Common Stock is owned by a Subsidiary of FNB. FNB is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither FNB, its Subsidiaries nor any other Person on their behalf has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Governmental Entity, relating to Taxes, including any IRS private letter rulings or comparable rulings of any Governmental Entity and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any applicable Law, which rulings or agreements would have a continuing effect after the Effective Time. Neither FNB nor any of its Subsidiaries has engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. § 1.6011-4(b)(2). FNB has made available to MBI complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of FNB and its Subsidiaries relating to the taxable periods beginning on and after January 1, 2011, and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to FNB or its Subsidiaries. Neither FNB, nor any of its Subsidiaries will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period, or portion thereof, ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Closing Date or (iv) deferred intercompany gain or any excess loss account of FNB or any of its Subsidiaries for periods or portions of periods described in Treasury Regulations under Section 1502 of the Code, or any corresponding or similar provision of state, local or foreign Law, for periods, or portions thereof, ending on or before the Closing Date.

4.11 Employee Benefits. For purposes of this Agreement, the following terms shall have the following meanings:

“FNB Benefit Plan” means any employee benefit or compensation plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of FNB or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by FNB or any of its Subsidiaries or to which FNB or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity compensation, severance, employment, change of control or fringe benefit plan, program or policy.

“FNB Employment Agreement” means a contract, offer letter or agreement of FNB or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee pursuant to which FNB or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

(a) Section 4.11(a) of the FNB Disclosure Schedule includes a complete list of all FNB Benefit Plans and all FNB Employment Agreements.

(b) With respect to each FNB Benefit Plan, FNB made available to MBI a true, correct and complete copy of: (i) each writing constituting a part of such FNB Benefit Plan, including all plan documents, trust agreements, and insurance contracts and other funding vehicles, (ii) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any summaries of material modifications, (iv) the most recent annual financial report for each applicable FNB Benefit Plan, if any, (v) the most recent actuarial report, if any, (vi) the most recent determination or opinion letter from the IRS, if any, and (vii) the most recent minimum coverage and discrimination testing results, if any. FNB has made available to MBI a true, correct and complete copy of each FNB Employment Agreement.

(c) All contributions required to be made to any FNB Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any FNB Benefit Plan, for the period six (6) years prior to and through the date of this Agreement, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the financial statements to the extent required by GAAP. Each FNB Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(d) With respect to each FNB Benefit Plan, FNB and its Subsidiaries have complied, and are in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such FNB Benefit Plans, including Code Section 409A. Each FNB Benefit Plan has been administered in all material respects in accordance with its terms. There are not now, nor do any circumstances exist that would reasonably be likely to give rise to, any requirement for the posting of security with respect to a FNB Benefit Plan or the imposition of any material lien on the assets of FNB or any of its Subsidiaries under ERISA or the Code. Section 4.11(d) of the FNB Disclosure Schedule identifies each FNB Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“FNB Qualified Plans”). The IRS has issued a favorable determination letter with respect to each FNB Qualified Plan and the related trust which has not been revoked, or FNB is entitled to rely on a favorable opinion issued by the IRS. To the knowledge of FNB, there are no existing circumstances and no events have occurred that would reasonably be likely to adversely affect the qualified status of any FNB Qualified Plan or the related trust. To the knowledge of FNB, none of FNB and its Subsidiaries nor any other Person, including any fiduciary, has engaged in any “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be likely to subject FNB, any of its Subsidiaries or any Person that FNB or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) No FNB Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code has failed to satisfy the minimum funding standards contained in Section 302 of ERISA and Section 412 of the Code. With respect to such FNB Benefit Plans, except as would not have, individually or in the aggregate, a Material Adverse Effect: (i) the fair market value of the assets of such FNB Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such FNB Benefit Plan, whether or not vested, on a termination basis, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the PBGC have been timely paid in full, (iv) no liability, other than for premiums to the PBGC, under Title IV of ERISA has been or would reasonably be likely to be incurred by FNB or any of its Subsidiaries and (v) the PBGC has not instituted proceedings to terminate any such FNB Benefit Plan and, to FNB’s knowledge, no condition exists that makes it reasonably likely that such proceedings will be instituted or which would reasonably be likely to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such FNB Benefit Plan.

(f) (i) No FNB Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan, (ii) none of FNB and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and (iii) none of FNB and its Subsidiaries nor any of their respective ERISA Affiliates has incurred, during the last six years, any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be likely to result in, any Controlled Group Liability that would be a liability of FNB or any of its Subsidiaries following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the FNB Benefit Plans or the FNB Employment Agreements. Without limiting the generality of the foregoing, neither FNB nor any of its Subsidiaries, nor, to FNB’s knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Sections 4069, 4204 or 4212 of ERISA.

(g) Other than as set forth in Section 4.11(g) of the FNB Disclosure Schedule, FNB and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or applicable law and at no expense to FNB and its Subsidiaries.

(h) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions this Agreement contemplates will, either alone or in conjunction with any other event, whether contingent or otherwise, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of FNB or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, including deferred compensation, or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code or additional tax under Section 409A of the Code.

(i) No labor organization or group of employees of FNB or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to FNB’s knowledge, threatened to be brought or filed, with the National Labor Relations Board. Each of FNB and its Subsidiaries is in material compliance with all applicable Laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

4.12 Compliance with Applicable Law. FNB and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under, and have complied in all material respects with, all Laws applicable to FNB or any of its Subsidiaries, including the Equal Credit Opportunity Act, the United States Foreign Corrupt Practices Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot) Act of 2001, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Regulation O and applicable limits on loans to one borrower, except where such failure to hold or such noncompliance is not reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on FNB. FNB and each of the FNB Subsidiaries have been and are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

4.13 Contracts. Except for matters that have not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on FNB, (a) none of FNB nor any of its Subsidiaries is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any material contract, lease, license or other agreement or instrument, (b) to the knowledge of FNB, none of the other parties to any such material contract, lease, license or other agreement or instrument (excluding instruments or agreements relating to Loans) is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect thereunder and (c) neither FNB nor any of its Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such material contract, lease, license or other agreement or instrument, whether as a termination or cancellation for convenience or for default of FNB or any of its Subsidiaries.

4.14 Agreements with Regulatory Agencies. Neither FNB nor any of its Subsidiaries is subject to any cease-and-desist or other order or action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2012, a recipient of any supervisory letter from, or since December 31, 2012, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries (each item in this sentence, a “FNB Regulatory Agreement”), nor has FNB or any of its Subsidiaries been advised in writing or, to the knowledge of FNB, orally, since January 1, 2013 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such FNB Regulatory Agreement. Each bank Subsidiary of FNB has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

4.15 Undisclosed Liabilities. Neither FNB nor any of its Subsidiaries has, and since December 31, 2014, neither FNB nor any of its Subsidiaries has incurred, any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except for (i) those liabilities properly accrued or reserved against in the audited consolidated balance sheet of FNB and its Subsidiaries as of March 31, 2015 included in the FNB Reports, (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2015, (iii) liabilities and obligations that are not material to FNB and its Subsidiaries, taken as a whole, and (iv) any liabilities incurred with respect to the transactions contemplated by this Agreement.

4.16 Environmental Liability. To FNB’s knowledge, (i) FNB and its Subsidiaries are in compliance in all material respects with applicable Environmental Laws, (ii) no Contamination exceeding applicable cleanup standards or remediation thresholds under any Environmental Law exists at any real property, including buildings or other structures, currently or formerly owned or operated by FNB or any of its Subsidiaries, that would reasonably be likely to result in a material Environmental Liability for FNB or its Subsidiaries, (iii) no Contamination exists at any real property owned by a third party that would reasonably be likely to result in a material Environmental Liability for FNB or its Subsidiaries, (iv) neither FNB nor any of its Subsidiaries has received any written notice, demand letter, claim or request for information alleging any material violation of, or liability under, any Environmental Law, (v) neither FNB nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that would reasonably be likely to result in a material Environmental Liability of FNB or its Subsidiaries and (vi) FNB has made available to MBI copies of all material environmental reports or studies, sampling data, correspondence and filings in its possession or relating to FNB, its Subsidiaries and any currently owned or leased property of FNB which were prepared in the last five (5) years.

4.17 Reorganization. As of the date of this Agreement, to the knowledge of FNB, no fact or circumstance exists that would reasonably be likely to prevent the Merger from qualifying for the Intended Tax Treatment.

4.18 Loans; Nonperforming and Classified Assets.

(a) Each Loan on the books and records of FNB and its Subsidiaries (i) was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, (ii) is evidenced in all material respects by appropriate and sufficient documentation, (iii) to the extent secured, has been secured by valid Liens, which have been perfected in accordance with all applicable Laws and, (iv) to the knowledge of FNB, constitutes the legal, valid and binding obligation of the obligor named in the contract evidencing such Loan, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(b) FNB has set forth in Section 4.18 of the FNB Disclosure Schedule as to FNB and each FNB Subsidiary as of the latest practicable date prior to the date of this Agreement: (i) any Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest, or to FNB’s knowledge, in default of any other material provision thereof, (ii) each loan that has been classified as “substandard,” “doubtful,” “loss” or “special mention” or words of similar import by FNB, a FNB Subsidiary or an applicable Regulatory Agency, (iii) a listing of OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof, and (iv) each written or oral loan agreement, note or borrowing arrangement, including leases, credit enhancements, commitments, guarantees and interest-bearing assets, with any Affiliate.

4.19 Fiduciary Accounts. FNB and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable Laws. To FNB’s knowledge, neither FNB nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

4.20 Allowance for Loan Losses. At the date of this Agreement, FNB Bank’s allowance for loan losses is sufficient for its reasonably anticipated loan losses, is in compliance with the standards established by applicable Governmental Entities and is adequate under GAAP.

4.21 Ownership of MBI Shares. As of the date hereof, neither FNB, nor, to the knowledge of FNB, any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, any MBI Common Shares, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any MBI Common Shares. None of FNB or its Subsidiaries is now, nor at any time within the last three years has been, an “interested shareholder” or an affiliate of an interested shareholder, as such terms are defined in Section 2538 of the PBCL.

4.22 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. FNB Bank is in compliance in all material respects with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act and all regulations promulgated thereunder. Except as would not be material to FNB and its Subsidiaries, taken as a whole, FNB Bank (i) has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts, (ii) has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (iii) has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the laws and regulations referenced in this Section.

ARTICLE 5

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time.

(a) During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, each of FNB and MBI shall, and shall cause each of their respective Subsidiaries to (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (iii) take no action that would reasonably be likely to prevent or materially impede or delay the obtaining of, or materially adversely affect the ability of the parties expeditiously to obtain, any necessary approvals of any Regulatory Agency, Governmental Entity or any other person or entity required for the transactions this Agreement contemplates or to perform its covenants and agreements under this Agreement or to consummate the transactions this Agreement contemplates.

(b) Subject to applicable Law, including Laws with respect to the exchange of information, the disclosure of confidential supervisory information, the protection of personally identifiable information and the exercise of a controlling influence over the management or policies of another Person, MBI agrees that between the date of this Agreement and the Effective Time:

(i) (1) the materials to be presented at the meetings of any Metro Bank loan committee shall be provided to a designated representative of FNB at the same time such materials are provided to such loan committee; (2) MBI shall provide the minutes of each such meeting to the designated FNB representative promptly after such meeting; (3) MBI shall prepare and furnish to FNB at least quarterly an update of the reserves and other allowances for loan losses reflected in MBI’s financial statements included in the MBI Reports as of and for the year ended December 31, 2014 and for the three months ended March 31, 2015; (4) MBI shall promptly notify FNB if MBI or any MBI Subsidiary has been notified by any state or federal bank regulatory agency that its reserves are inadequate or that its practices for establishing its reserves or in accounting for delinquent and classified assets generally fail to comply with applicable accounting or regulatory requirements, or that any Regulatory Agency having jurisdiction over MBI or any MBI Subsidiary or MBI’s independent auditor believes such reserves to be inadequate or inconsistent with the historical loss experience of MBI; (5) MBI shall prepare and furnish to FNB at least monthly an updated list of all extensions of credit and OREO that have been classified by MBI or any MBI Subsidiary as other loans specifically mentioned, special mention, substandard, doubtful, loss, classified or criticized, credit risk assets, concerned loans or words of similar import; (6) MBI shall provide the Metro Bank underwriting materials and documentation to the designated FNB representative for each SBA Loan in excess of $1.5 million at such time that such materials and documentation are presented to any MBI or Metro Bank loan committee for review; and (7) MBI acknowledges that FNB reserves the right to observe the loan approval process by the Board of Directors of Mero Bank or any loan committee of MBI or Metro Bank;

(ii) upon request of FNB, MBI shall furnish to FNB such information to which MBI has access or prepares in the ordinary course of business as FNB may reasonably request regarding any loans, loan relationships and commitments of Metro Bank entered into between July 15, 2015, and the date hereof; and

(iii) upon request of FNB, MBI shall furnish to FNB such information to which MBI has access or prepares in the ordinary course of business as FNB may reasonably request regarding any loans, loan relationships and commitments of Metro Bank entered into after the date hereof in which the amount involved is equal to or greater than (i) $3.0 million on a secured basis and (ii) $500,000 on an unsecured basis.

5.2 MBI Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or as set forth on Section 5.2 of the MBI Disclosure Schedule, MBI shall not, and shall not permit any of the MBI Subsidiaries to, without the prior written consent of FNB (which shall not be unreasonably withheld):

(a) (i) other than (A) regular quarterly cash dividends by MBI at a rate not in excess of $0.07 per MBI Common Share, (B) dividends and distributions by a direct or indirect Subsidiary of MBI to MBI or any direct or indirect wholly owned Subsidiary of MBI or (C) dividends on MBI Preferred Stock, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of MBI Stock Options in accordance with their present terms or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of MBI or any of the MBI Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities, except for withholding of shares in satisfaction of tax obligations upon the settlement of any MBI ESPP Shares or the exercise of any MBI Stock Option or in connection with the redemption of the MBI Preferred Stock contemplated hereby;

(b) grant any stock options, stock appreciation rights, restricted stock awards, phantom stock awards or performance share awards, or other equity or equity-based awards with respect to MBI Common Shares under any of the MBI Stock Plans, deferred income plans or otherwise, except as required by an existing contract, plan, arrangement or policy, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, or issue any additional shares of capital stock or other securities, other than the issuance of MBI Common Shares upon the exercise of MBI Stock Options or upon settlement of rights to purchase MBI Common Shares under the MBI ESPP;

(c) amend the MBI Articles, MBI Bylaws or other comparable organizational documents of any of the MBI Subsidiaries;

(d) (i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets except (x) inventory or other similar assets (A) in the ordinary course of business consistent with past practice and (B) that do not exceed $100,000 in the aggregate or (y) with respect to capital expenditures (which shall be subject to Section 5.2(k)), or (ii) open, acquire, close or sell any branches;

(e) (i) sell, lease, license, mortgage or otherwise encumber or subject to any Lien, or otherwise dispose of any of its properties or assets other than transactions (A) in the ordinary course of business consistent with past practice and (B) other than with respect to transactions involving investment securities, that do not exceed $100,000 in the aggregate, or (ii) sell, transfer or otherwise dispose of all or any portion or interest in (1) any Loan (other than an SBA Loan) having an original principal value of more than $250,000, or (2) the secured portion of any SBA Loan that is in excess of $750,000; provided that, notwithstanding the foregoing provisions of this Section 5.2(e)(ii)(2), MBI and the MBI Subsidiaries shall be permitted to sell, transfer or dispose of all of the secured and unsecured portion of any SBA Loan;

(f) (i) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person, other than MBI or any MBI Subsidiary, except for (A) borrowings having a maturity of not more than 90 days under existing credit facilities, (B) renewals, extensions or replacements of such existing credit facilities that (1) are incurred in the ordinary course of business consistent with past practice, (2) do not increase the aggregate amount available thereunder, (3) do not provide for any termination fees or pre-payment penalties, (4) do not contain any new provisions limiting or otherwise affecting the ability of MBI or any of the MBI Subsidiaries or successors from terminating or pre-paying such facilities, and (5) do not contain financial terms materially less advantageous than existing credit facilities, and (C) ordinary advances and reimbursements to employees and endorsements of banking instruments made in the ordinary course of business consistent with past practice, or (ii) make any capital contributions to, or investments in, any Person other than its wholly owned Subsidiaries;

(g) change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in Tax law requirements, changes in GAAP or regulatory accounting principles or as required by MBI’s independent auditors or its Regulatory Agencies;

(h) change in any material respect its underwriting, operating, investment or risk management or other similar policies, procedures or practices of MBI or any of the MBI Subsidiaries except as required by applicable law or policies imposed by any Regulatory Agency or any Governmental Entity;

(i) make, change or revoke any material Tax election, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;

(j) terminate or waive any material provision of any agreement, contract or obligation that is material to MBI or any of its Subsidiaries or enter into or renew any such agreement, contract or obligation, including any bank owned life insurance policies;

(k) incur any capital expenditures in excess of $100,000 individually or $200,000 in the aggregate;

(l) except as required by agreements or instruments in effect on the date of this Agreement, alter in any material respect, or enter into any commitment to alter in any material respect, any material interest in any corporation, association, joint venture, partnership or business entity in which MBI directly or indirectly holds any equity or ownership interest on the date of this Agreement, other than any interest arising from any foreclosure, settlement in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with past practice;

(m) agree or consent to any material agreement or material modifications of existing agreements with any Regulatory Agency or Governmental Entity in respect of the operations of its or its Subsidiaries’ businesses, except as required by applicable Law based upon the advice of MBI’s legal advisors;

(n) pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in an amount payable by MBI or the MBI Subsidiaries (taking into account applicable insurance) not in excess of $50,000 individually or $150,000 in the aggregate;

(o) issue any broadly distributed communication of a general nature to employees, including general communications relating to benefits and compensation, or customers without the prior approval of FNB (which approval will not be unreasonably delayed or withheld), except for communications in the ordinary course of business that do not relate to the Merger or other transactions this Agreement contemplates;

(p) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably likely to prevent the Merger from qualifying for the Intended Tax Treatment;

(q) take any action that would be reasonably likely to materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions this Agreement contemplates;

(r) take any action that is intended or is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied, except, in every case, as may be required by applicable Law;

(s) (i) make, renew or otherwise modify any Loan to any Person if the Loan is an existing credit on the books of MBI and classified as “doubtful” or “loss” or if the Loan relationship is in excess of $1,500,000 and classified as “substandard” or “special mention”, or (ii) make or renew any Loan to any Person for whom the Loan relationship is set forth in Section 5.2(s) of the MBI Disclosure Schedule if, after making or renewing a Loan, such Person would be indebted to Metro Bank in an aggregate amount in excess of $500,000, or (iii) make, renew or otherwise modify any Loan or Loans if immediately after making an unsecured Loan or Loans, such individual would be indebted to Metro Bank in an aggregate amount in excess of $500,000 (or in the case of any Person other than an individual, such Person would be indebted to Metro Bank in an aggregate amount in excess of $1,000,000) on an unsecured basis or an under secured basis (i.e., the fair market value of the collateral securing such Loan and any replacements thereof is less than the principal value of such Loan and any replacements thereof), or (iv) make any fully secured Loan or Loans to any Person (including any SBA Loan, as separately provided in clause (vii) for avoidance of doubt), except for any Loan secured by a first mortgage on single family owner-occupied real estate, if, immediately after making a secured Loan, such Person would be indebted to Metro Bank in an aggregate amount in excess of $5,000,000, or (v) make, renew or otherwise modify any Loan or Loans secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $750,000, or (vi) make, renew or otherwise modify any Loan for the construction of infrastructure or related improvements or any land purchase or other land or land development-type loan with a principal balance in excess of $750,000, or (vii) make any SBA Loan in a gross amount (i.e., including any “sold” portion thereof) equal to or exceeding $1,500,000, or (viii) originate, make, participate in or purchase (1) any hotel, golf course or tax lien Loan or (2) any restaurant Loan exceeding $500,000, or (ix) in any event if such Loan does not conform with Metro Bank’s Credit Policy Manual if, in the case of any of the foregoing types of Loans described in (i) through (viii), FNB shall object thereto within three business days after receipt of MBI’s notice of such a proposed Loan, it being understood that the failure to provide a written objection within three business days after receipt of notice of such proposed Loan from Metro Bank shall be deemed as the approval of FNB to make such Loan or Loans;

(t) (i) make any material changes in its policies and practices with respect to (A) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (B) its hedging policies and practices, in each case except as may be required by such policies and practices or by any applicable Laws or (ii) make, renew, amend or modify, including by entering into any forbearance agreement with respect to, any Loan, in each case, other than in the ordinary course of business and consistent with the then-effective policies and practices of MBI and the MBI Subsidiaries;

(u) other than in the ordinary course of business consistent with past practice, originate, participate or purchase any new Loan that is (i) serviced by a third party or (ii) outside of Berks, Cumberland, Dauphin, Lancaster, Lebanon and York Counties, Pennsylvania, or the counties contiguous thereto;

(v) enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of MBI or its Subsidiaries or grant any salary or wage increase or increase any employee benefit, including discretionary or other incentive or bonus payments or discretionary or matching contributions to any deferred compensation plan, make any grants of awards to newly hired employees or accelerate the vesting of any unvested stock options or stock awards, including phantom units, except as required under the terms of any MBI Benefit Plan existing as of the date hereof and except for:

(i) merit increases for those employees of MBI and its Subsidiaries who would normally be eligible for a merit increase during the period commencing on the date hereof through the Closing Date according to MBI’s customary and normal practices and as set forth in Section 5.2(v)(i) of the MBI Disclosure Schedule;

(ii) bonuses payable for 2015 performance in accordance with MBI’s short-term incentive plan and accrued in accordance with MBI’s customary and normal practices and as set forth in Section 5.2(v)(ii) of the MBI Disclosure Schedule;

(iii) changes that are required by applicable Law or are advisable in order to (A) comply with Section 409A of the Code or (B) prevent the imposition of an excise tax under Section 280G of the Code, in either case, upon prior written notice to and written consent by FNB; and

(iv) the making of required contributions under the MBI Retirement Savings Plan (the “401(k) Plan”) as in existence on the date of this Agreement.

(w) Hire any person as an employee of MBI or any of the MBI Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date of this Agreement and described in Section 5.2(w) of the MBI Disclosure Schedule or (ii) to fill any vacancies existing as of the date of this Agreement and described in Section 5.2(w) of the MBI Disclosure Schedule or (iii) to fill any vacancies arising after the date of this Agreement at a comparable level of compensation with persons whose employment is terminable at the will of MBI or a MBI Subsidiary of MBI, as applicable; provided, however, that such total salary and target bonus opportunity for any one employee may not exceed the annual rate of $65,000;

(x) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by any provision of this Section 5.2;

(y) engage in any new loan transaction with an officer or director or principal shareholder (as such terms are defined in 12 C.F.R. Part 215), it being acknowledged and agreed by MBI that each such loan transaction that MBI presents to FNB for approval pursuant to this Section 5.2(y) shall be required to comply with Regulation O (as interpreted and enforced by the OCC);

(z) purchase any equity securities or purchase any debt securities other than debt securities (i) with a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services, and (ii) having a duration not exceeding two (2) years;

(aa) convert the data processing and related information and/or accounting systems of MBI or any of its Subsidiaries before the earlier of (i) the consummation of the Merger or (ii) the termination of this Agreement in accordance with its terms; or

(bb) except as otherwise set forth in this Agreement, except for agreements, arrangements or commitments entered into as a result of the transactions this Agreement contemplates, and except as provided for in a business plan, budget or similar plan made available to FNB prior to the date of this Agreement, assign, transfer, pledge, hypothecate or otherwise dispose of any assets having a book or market value, whichever is greater, in the aggregate in excess of $100,000, other than (i) pledges of, or Liens on, assets to secure government deposits, advances made to MBI or the MBI Subsidiaries by the Federal Home Loan Bank Board or the Federal Reserve Board, the payment of Taxes, assessments, or similar charges which are not yet due and payable, the payment of deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts consistent with past practices, or the collection and/or processing of checks, drafts of letters of credit consistent with customary banking practices or the exercise of trust powers, (ii) sales of assets received in satisfaction of debts previously contracted in the ordinary course of its banking business (iii) issuances of Loans, sales of previously purchased government guaranteed loans, or transactions in the investment securities portfolio by MBI or a MBI Subsidiary or repurchase agreements made, in each case, in the ordinary course of banking business or (iv) transactions otherwise in the ordinary course of business consistent with past practice.

5.3 FNB Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or set forth in Section 5.3 of the FNB Disclosure Schedule, FNB shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of MBI (which shall not be unreasonably withheld):

(a) amend, repeal or otherwise modify any provision of the FNB Charter or the FNB Bylaws other than those that would not be adverse to MBI or its shareholders or those that would not impede FNB’s ability to consummate the transactions this Agreement contemplates;

(b) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably likely to prevent the Merger from qualifying for the Intended Tax Treatment;

(c) take any action that is intended or is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied, except as may be required by applicable Law;

(d) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, in any case to the extent such action would be reasonably likely to prevent, or materially impede or delay, the consummation of the transactions this Agreement contemplates;

(e) take any action that would be reasonably likely to materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions this Agreement contemplates; or

(f) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.3.

5.4 Voting Agreements. MBI shall deliver on the date of this Agreement an executed Voting Agreement, in the form attached to this Agreement as Exhibit “B” (the “Voting Agreement”), from each of the members of the Board of Directors of MBI set forth in Section 5.4 of the MBI Disclosure Schedule, and will use its reasonable best efforts to deliver executed Voting Agreements from each other member of the MBI Board of Directors within ten (10) business days following the date of this Agreement.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) FNB agrees to prepare and file, as soon as practicable (but in any case, within sixty (60) days of the date of this Agreement), the Registration Statement with the SEC in connection with the issuance of FNB Common Stock in the Merger including the Joint Proxy Statement and prospectus and other proxy solicitation materials of MBI and FNB constituting a part thereof and all related documents. MBI shall prepare and furnish to

FNB such information relating to it and its Subsidiaries, directors, officers and shareholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents. MBI and its legal, financial and accounting advisors shall have the right to review in advance and approve, which approval shall not be unreasonably withheld, such Registration Statement prior to its filing. MBI agrees to cooperate with FNB and FNB’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Joint Proxy Statement. As long as MBI has cooperated as described above, FNB agrees to file, or cause to be filed, the Registration Statement and the Joint Proxy Statement with the SEC as promptly as reasonably practicable. Each of MBI and FNB agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. FNB also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions this Agreement contemplates. After the SEC has declared the Registration Statement effective under the Securities Act, each of MBI and FNB shall promptly mail the Joint Proxy Statement to their respective shareholders, and the expenses in connection therewith shall be borne in accordance with Section 9.3(a).

(b) Each of MBI and FNB agrees that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of MBI and FNB agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Joint Proxy Statement and any amendment or supplement thereto shall at the dates of mailing to MBI’s shareholders and FNB’s shareholders, the MBI Shareholders Meeting and the FNB Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. Each of MBI and FNB further agrees that if such party shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the Registration Statement or the Joint Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by law, disseminated to the shareholders of MBI.

(c) FNB agrees to advise MBI, promptly after FNB receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of FNB Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent FNB is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(d) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly (but in any case, within sixty (60) days of the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities that are necessary or advisable to consummate the transactions this Agreement contemplates, including the Merger and the Bank Merger, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Regulatory Agencies and Governmental Entities. MBI and FNB shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to MBI or FNB, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party, Regulatory Agency or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities necessary or advisable to consummate the transactions this Agreement contemplates and each party will keep the other apprised of the status of matters relating to completion of the transactions this Agreement contemplates. In furtherance and not in limitation of the foregoing, each of FNB and MBI shall use their respective reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require FNB or MBI to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Regulatory Agencies or Governmental Entities that would reasonably be likely to have a Material Adverse Effect on FNB, the Surviving Company or MBI, as the case may be, after giving effect to the Merger, after the Effective Time (a “Materially Burdensome Regulatory Condition”). In addition, MBI agrees to cooperate and use its reasonable best efforts to assist FNB in preparing and filing such petitions and filings, and in obtaining such permits, consents, approvals and authorizations of third parties, Regulatory Agencies and Governmental Entities, that may be necessary or advisable to effect any mergers and/or consolidations of Subsidiaries of MBI and FNB following consummation of the Merger.

(e) Each of FNB and MBI shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of FNB, MBI or any of their respective Subsidiaries to any Regulatory Agency or Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(f) Each of FNB and MBI shall promptly provide each other with any written communications received from any Regulatory Agency or Governmental Entity with respect to the transactions contemplated by this Agreement and will promptly advise the other upon receiving any oral communication with respect to the transactions contemplated by this Agreement from any Regulatory Agency or Governmental Entity whose consent or approval is required for consummation of the transactions this Agreement contemplates.

(g) MBI and FNB shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, but after such consultation, to the extent practicable under the circumstances, issue such press release or make such public statements as may upon the advice of outside counsel be required by Law or the rules or regulations of the SEC, the Federal Reserve Board, the FDIC, the OCC, the NYSE or NASDAQ. In addition, the Chief Executive Officers of MBI and FNB shall be permitted to respond to appropriate questions about the Merger from the press. MBI and FNB shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Merger as reasonably requested by the other party.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of MBI and FNB shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, the parties shall, and shall cause their respective Subsidiaries to, make available to the other party all other information concerning its business, properties and personnel as the other party may reasonably request. MBI shall, and shall cause each of its Subsidiaries to, provide to FNB a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal or state banking laws other than reports or documents that such party is not permitted to disclose under applicable Law. Neither MBI nor FNB nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would be likely to jeopardize or prejudice the attorney-client privilege or attorney work-product protection of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement, including Laws relating to confidential supervisory information. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply to the extent possible in light of those restrictions.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreements entered into between MBI and FNB (the “Confidentiality Agreements”).

(c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth in this Agreement.

6.3 Shareholder Approvals.

(a) MBI shall call a meeting of its shareholders for the purpose of obtaining the Requisite MBI Vote (the “MBI Shareholders Meeting”), and shall use its reasonable best efforts to convene such meeting as soon as reasonably practicable following the Registration Statement being declared effective. Subject to Section 6.11(b), MBI shall (i) through the Board of Directors of MBI, recommend that the shareholders of MBI approve and adopt this Agreement, and approve the Merger and the other transactions this Agreement contemplates, (ii) include such recommendation in the Joint Proxy Statement (the “MBI Recommendation”), and (iii) subject to the fiduciary duties of the Board of Directors of MBI, use its reasonable best efforts to obtain from its shareholders a vote approving and adopting the Merger and this Agreement. Without limiting the generality of the foregoing, MBI’s obligations pursuant to the first sentence of this Section 6.3 shall not be affected by the commencement, public proposal, public disclosure or communication to MBI of any Acquisition Proposal (as defined in Section 6.11(e)(i)) or by any change in MBI Recommendation.

(b) FNB shall call a meeting of its shareholders for the purpose of obtaining the Requisite FNB Vote (the “FNB Shareholders Meeting”), and shall use its reasonable best efforts to convene such meeting as soon as reasonably practicable following the Registration Statement being declared effective. FNB shall recommend that the shareholders of FNB approve the issuance of FNB Common Stock pursuant to this Agreement and use its reasonable best efforts to obtain from its shareholders a vote approving such issuance in accordance with Section 312.03 of the New York Stock Exchange Listed Company Manual. FNB shall adjourn or postpone the FNB Shareholders Meeting if, as of the time for which such meeting is scheduled, there are insufficient shares of FNB Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting FNB has not received proxies representing a sufficient number of shares necessary to obtain the Requisite FNB Vote. Notwithstanding anything to the contrary herein, the FNB Shareholders Meeting shall be convened and the issuance of FNB Common Stock pursuant to this Agreement shall be submitted to the shareholders of FNB at the FNB Shareholders Meeting for the purpose of voting on such issuance, and nothing contained herein shall be deemed to relieve FNB of such obligation.

(c) MBI and FNB shall cooperate to schedule and convene the MBI Shareholders Meeting and the FNB Shareholders Meeting on the same date.

6.4 Commercially Reasonable Efforts; Cooperation. Each of MBI and FNB agrees to exercise good faith and use its commercially reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the transactions this Agreement contemplates as promptly as possible.

6.5 NYSE Approval. FNB shall cause the shares of FNB Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.6 Benefit Plans.

(a) As soon as administratively practicable after the Effective Time, FNB shall take all reasonable action so that employees of MBI and the MBI Subsidiaries shall be entitled to participate in each FNB Benefit Plan of general applicability with the exception of FNB’s defined benefit pension plan and any other plan frozen to new participants (collectively, the “FNB Eligible Plans”) to the same extent as similarly-situated employees of FNB and its Subsidiaries, it being understood that inclusion of the employees of MBI and the MBI Subsidiaries in the FNB Eligible Plans may occur at different times with respect to different plans, provided that coverage shall be continued under corresponding MBI Benefit Plans until such employees are permitted to participate in the FNB Eligible Plans and provided further, however, that nothing contained in this Agreement shall require FNB or any of its Subsidiaries to make any grants to any former employee of MBI under any discretionary equity compensation plan of FNB or to provide the same level of (or any) employer contributions or other benefit subsidies as MBI or the MBI Subsidiaries have provided. Notwithstanding the foregoing, during the period commencing at the Effective Time and ending on the first anniversary thereof, FNB or its Subsidiaries shall provide severance payments and benefits to each employee of MBI and the MBI Subsidiaries that are no less favorable than the more favorable of the severance payments and benefits (x) set forth on Section 6.6(a) of the MBI Disclosure Schedule and (y) provided by FNB and its Subsidiaries to their similarly situated employees

(b) FNB shall cause each FNB Eligible Plan in which employees of MBI and the MBI Subsidiaries are eligible to participate, to recognize, for purposes of determining eligibility to participate in, and vesting of, benefits under the FNB Eligible Plans, the service of such employees with MBI and the MBI Subsidiaries to the same extent as such service was credited for such purpose by MBI or the MBI Subsidiaries, and, solely for purposes of FNB’s vacation programs, for purposes of determining the benefit amount, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Except for the commitment to continue those MBI Benefit Plans that correspond to FNB Eligible Plans until employees of MBI and the MBI Subsidiaries are included in such FNB Eligible Plans, nothing in this Agreement shall limit the ability of FNB to amend or terminate any of the MBI Benefit Plans in accordance with and to the extent permitted by their terms at any time permitted by such terms.

(c) At and following the Effective Time, and except as otherwise provided in this Section 6.6, FNB shall honor, and the Surviving Company shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of MBI and the MBI Subsidiaries and current and former directors of MBI and the MBI Subsidiaries existing as of the Effective Date under any MBI Benefit Plan. Any years of service recognized for purposes of this Section 6.6(c) will be taken into account under the terms of any generally applicable severance policy of FNB or its Subsidiaries.

(d) At such time as employees of MBI and the MBI Subsidiaries become eligible to participate in a medical, dental or health plan of FNB or its Subsidiaries, FNB shall, to the extent reasonably practicable and available from its insurers, cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of FNB, (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous MBI Benefit Plan prior to the Effective Time, and (iii) provide each such employee of MBI and the MBI Subsidiaries and his or her eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under an MBI Benefit Plan (to the same extent that such credit was given under the analogous MBI Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any medical, dental or health plan of FNB or its Subsidiaries.

(e) MBI shall adopt such Board resolutions and take such other action as FNB may reasonably request at least thirty (30) days prior to the Effective Time to cause the 401(k) Plan to be amended to freeze the employer stock fund and to be terminated immediately prior to the Effective Time (the “Plan Termination Date”)

and the accounts of all participants and beneficiaries in the 401(k) Plan as of the Plan Termination Date to become fully vested as of the Plan Termination Date. As soon as practicable after the Effective Time, but in no event later than six (6) months after the Plan Termination Date, FNB shall file or cause to be filed all necessary documents with the IRS for a determination letter that the termination of the 401(k) Plan as of the Plan Termination Date will not adversely affect the plan’s qualified status. FNB shall use its reasonable best efforts to obtain such favorable determination letter; including adopting such amendments to the 401(k) Plan as may be requested by the IRS as a condition to its issuance of a favorable determination letter. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the 401(k) Plan upon its termination, the account balances in the 401(k) Plan shall be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. The Surviving Company shall take all other actions necessary to complete the termination of the 401(k) Plan, including filing a Final Form 5500, that arise after the Effective Time. FNB agrees, to the extent permitted by applicable Law, to permit 401(k) Plan participants who become employees of FNB or its Subsidiaries to roll over their account balances in the 401(k) Plan and loans from the 401(k) Plan to the F.N.B. Corporation Progress Savings 401(k) Plan. Notwithstanding anything in Section 6.6(a) to the contrary, employees of MBI or any MBI Subsidiary who continue in employment with the Surviving Company following the Effective Time shall be eligible as of the Effective Time to participate in the F.N.B. Corporation Progress Savings 401(k) Plan.

(f) Immediately prior to the Effective Time, MBI shall, at the written request of FNB, freeze or terminate each other MBI Benefit Plan as requested by FNB.

(g) MBI shall take such action, and provide any required notices, as may be necessary or appropriate to cause any Person presently serving as a trustee or administrator to any MBI Benefit Plan to be removed effective as of the Effective Time and to appoint FNB, First National Trust Company, or such other FNB Subsidiary or committee as FNB shall specify, to serve as successor trustee or administrator to such removed individual trustees or administrators effective as of the Effective Time.

(h) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular MBI Benefit Plan; (ii) prevent FNB, MBI or any of their successors or Affiliates, after the Effective Time, from terminating the employment of any MBI employee who remains employed with MBI or any of the MBI Subsidiaries; or (iii) create any third party beneficiary rights in any employee of MBI or any of the MBI Subsidiaries, or any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any MBI employee by FNB, MBI or any of their successors or Affiliates or under any benefit plan which FNB, MBI or any of their successors or Affiliates may maintain.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation (each a “Claim”) in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of MBI or any of the MBI Subsidiaries or who is or was serving at the request of MBI or any of the MBI Subsidiaries as a director, officer, employee, member, trustee or fiduciary of another Person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of MBI or any of the MBI Subsidiaries or was serving at the request of the MBI or any of the MBI Subsidiaries as a director, officer, employee, member, trustee or fiduciary of another Person or (ii) this Agreement or any of the transactions this Agreement contemplates, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against such Claim and respond thereto. From and after the Effective Time, FNB shall, and shall cause the Surviving Company to, (A) indemnify and hold harmless, as and to the fullest extent currently provided under applicable Law, the MBI Articles and the MBI Bylaws, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses, including reimbursement for reasonable fees and expenses, including fees and expenses of legal counsel, and judgments, fines and amounts paid in settlement in connection with any such threatened or actual Claim and (B) advance expenses as incurred (including in advance of the final disposition of any Claim) by such Indemnified Party to the fullest extent permitted by applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) if required by applicable Law to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b) FNB and the Surviving Company agree that all rights to indemnification of liabilities, including advancement of expenses, and all limitations with respect thereto, existing in favor of any Indemnified Person, as provided under Section 6.7(a), shall survive the Merger and shall continue in full force and effect, without any amendment thereto; provided, however, that any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under the PBCL, the MBI Articles or the MBI Bylaws, as the case may be, shall be made by independent legal counsel, whose fees and expenses shall be paid by FNB and the Surviving Company, selected by such Indemnified Party and reasonably acceptable to FNB; and, provided further that nothing in this Section 6.7 shall impair any rights or obligations of any current or former director or officer of MBI or its Subsidiaries, including pursuant to the respective organizational documents of MBI, or its Subsidiaries, under the PBCL or otherwise.

(c) Prior to the Effective Time, FNB shall obtain at the expense of MBI, and FNB shall maintain for a period of six years following the Effective Time, directors’ and officers’ liability insurance and fiduciary liability insurance policies covering the Indemnified Parties who as of the Effective Time are covered by MBI’s directors’ and officers’ liability insurance or fiduciary liability insurance policies, in respect of acts or omissions occurring at or prior to the Effective Time, including the transactions this Agreement contemplates, provided that these policies must be of at least the same coverage amounts and contain coverage terms and conditions that are not less advantageous than such policies of MBI. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time from an insurer or insurers selected by FNB that have an insurer financial strength rating by A.M. Best Co. of at least “A”, which policies provide the Indemnified Parties with coverage, from the Effective Time to the sixth anniversary of the Effective Time, including in respect of the transactions this Agreement contemplates, on terms that are no less advantageous to the Indemnified Parties than MBI’s directors’ and officers’ liability insurance or fiduciary liability insurance policies existing immediately prior to the date of this Agreement. If such prepaid policies have been obtained prior to the Effective Time, then FNB shall maintain such policies in full force and effect and continue the obligations thereunder. However, in no event shall FNB be required to expend for any one year an amount in excess of 250% of the annual premium currently paid by MBI for such insurance (the “Insurance Amount”), and further provided that if FNB is unable to maintain or obtain the insurance called for by this Section 6.7(c) as a result of the preceding provision, FNB shall use its commercially reasonable best efforts to obtain policies containing coverage amounts, terms and conditions that are the most advantageous as is available for the maximum Insurance Amount.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If the Surviving Company, or any of its successors or assigns, consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, the Surviving Company will cause proper provision to be made so that the successors and assigns of the Surviving Company will expressly assume the obligations of the Surviving Company set forth in this Section 6.7.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, including any merger between a Subsidiary of FNB, on the one hand, and a Subsidiary of MBI, on the other hand, or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, FNB.

6.9 Advice of Changes. Each of FNB and MBI shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties, or remedies with respect thereto, or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.10 Dividends. Except for regular dividends paid at the quarterly rate in effect as of the date of this Agreement, after the date of this Agreement, MBI shall not declare or pay any dividend in respect of shares of MBI Common Shares, provided that, notwithstanding the foregoing provisions of this Section 6.10, after the date of this Agreement MBI shall coordinate the declarations of any dividends in respect of the MBI Common Stock and the record dates and payment dates relating thereto with FNB’s declaration of regular quarterly dividends on FNB Common Stock and the record dates and payment dates relating thereto, it being the intention of MBI and FNB that holders of MBI Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of MBI Common Stock and any shares of FNB Common Stock such holders receive in exchange therefor in the Merger.

6.11 Certain Actions.

(a) From the date of this Agreement through the Effective Time, except as otherwise permitted by this Section 6.11, MBI will not, and will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, Affiliates or representatives (collectively, “MBI Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal, as defined in Section 6.11(e)(i), or any inquiries with respect to or the making of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to MBI or any of the MBI Subsidiaries or afford access to the business, properties, assets, books or records of MBI or any of the MBI Subsidiaries, to otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal or (iii) except in accordance with Section 8.1(h), approve, endorse or recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal.

(b) Notwithstanding anything in this Agreement to the contrary, MBI and its Board of Directors shall be permitted: (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal provided that the Board of Directors of MBI shall not withdraw or modify in a manner adverse to FNB the MBI Recommendation except as set forth in subsection (iii) below, (ii) to engage in any discussions or negotiations with, and provide any information to, any third party in response to a bona fide Acquisition Proposal by any such third party, if (x) MBI’s Board of Directors concludes in good faith, based on the information then available after consultation with outside counsel and, with respect to financial matters, its financial advisors that failure to do so would result in a breach of their fiduciary duties under applicable Law and that such Acquisition Proposal constitutes a Superior Proposal, (y) prior to providing any information or data to any third party in connection with such Acquisition Proposal by any such third party, MBI’s Board of Directors receives from such third party an executed confidentiality agreement, which confidentiality terms shall be no less favorable to MBI than those contained in the Confidentiality Agreements between MBI and FNB, a copy of which executed confidentiality agreement shall have been provided to FNB for informational purposes, and (z) at least 48 hours prior to providing any information or data to any third party or entering into discussions or negotiations with any third party, MBI promptly notifies FNB in writing of the name of such third party and the material terms and conditions of any such Acquisition Proposal, and (iii) to withdraw, modify, qualify in a manner adverse to FNB, condition or refuse to make the MBI Recommendation (the “Change in MBI

Recommendation”) if MBI’s Board of Directors concludes in good faith, based on the information then available after consultation with outside counsel and, with respect to financial matters, its financial advisors, that failure to do so would result in a breach their fiduciary duties under applicable Law. Notwithstanding any Change in MBI Recommendation, this Agreement shall be submitted to the shareholders of MBI at the MBI Shareholders’ Meeting for the purpose of voting on the approval of this Agreement and nothing contained herein shall be deemed to relieve MBI of such obligation; provided, however, that if the Board of Directors of MBI shall have effected a Change in MBI Recommendation, then the Board of Directors of MBI may submit this Agreement to MBI’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event the Board of Directors of MBI may communicate the basis for its lack of a recommendation to MBI’s shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law. In addition to the foregoing, MBI shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger prior to the termination of this Agreement.

(c) MBI will promptly, and in any event within 24 hours, notify FNB in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making the same.

(d) MBI agrees that it will, and will use its reasonable best efforts to cause the MBI Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. MBI or its Representatives shall promptly after the date of this Agreement instruct each Person which has heretofore executed a confidentiality agreement relating to an Acquisition Proposal with or for the benefit of MBI to promptly return or destroy all information, documents and materials relating to an Acquisition Proposal or to MBI or its businesses, operations or affairs heretofore furnished by MBI or any of its Representatives to such Person or any of such Person’s Representatives in accordance with the terms of any confidentiality agreement with such Person, and to destroy all summaries, analyses or extracts of or based upon such information in the possession of such Person or any of such Person’s Representatives.

(e) For purposes of this Agreement:

(i) The term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing by or from any Person relating to any (A) direct or indirect acquisition or purchase of a business that constitutes 20% or more of the total revenues, net income or total assets of MBI and the MBI Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of MBI Common Shares after the date of this Agreement by a Person who on the date of this Agreement does not own 20% or more of MBI Common Shares and such Person by reason of such purchase or acquisition first becomes the owner of 20% or more of MBI Common Shares after the date of this Agreement, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class of equity securities of MBI or (D) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving MBI other than the transactions this Agreement contemplates.

(ii) The term “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a Third Party to acquire more than 50% of the combined voting power of the MBI Common Shares then outstanding or all or substantially all of MBI’s consolidated assets for consideration consisting of cash and/or securities that is on terms that the Board of Directors of MBI in good faith concludes, based on the information then available after consultation with its financial advisors and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (A) is on terms that the Board of Directors of MBI in its good faith judgment believes to be more favorable to MBI than the Merger, (B) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of MBI and (C) is reasonably capable of being completed.

(iii) For purposes of this Section 6.11, “Third Party” means any person as defined in Section 13(d) of the Exchange Act other than FNB or its Affiliates.

(f) If a Payment Event, as defined in Section 6.11(g), occurs, MBI shall pay to FNB by wire transfer of immediately available funds, within three business days following such Payment Event, a fee of $17.5 million (the “Break-up Fee”), provided, however, that if a Payment Event occurs, MBI shall have no obligation to pay FNB’s expenses under Section 9.3(b).

(g) The term “Payment Event” means any of the following:

(i) the termination of this Agreement by FNB pursuant to Section 8.1(g);

(ii) the termination of this Agreement by MBI pursuant to Section 8.1(h);

(iii) the termination of this Agreement pursuant to any other Section following the commencement of a tender offer or exchange offer for 25% or more of the outstanding MBI Common Shares and MBI shall not have sent to its shareholders, within 10 business days after the commencement of such tender offer or exchange offer, a statement that the Board of Directors of MBI recommends rejection of such tender offer or exchange offer;

(iv) the occurrence of any of the following events within 12 months of the termination of this Agreement by FNB pursuant to Section 8.1(b)(i) or 8.1(c) (in the case of Section 8.1(c), without the Requisite MBI Vote having been obtained), or by either FNB or MBI pursuant to 8.1(e), in each case, provided that an Acquisition Proposal shall have been made by a Third Party after the date of this Agreement and prior to such termination that shall not have been withdrawn in good faith prior to such termination: (A) MBI enters into an agreement to merge with or into, or be acquired, directly or indirectly, by merger or otherwise by, such Third Party, (B) such Third Party, directly or indirectly, acquires substantially all of the assets of MBI and the MBI Subsidiaries, taken as a whole or (C) such Third Party, directly or indirectly, acquires more than 50% of the outstanding MBI Common Shares.

(h) MBI acknowledges that the agreements contained in this Section 6.11 are an integral part of the transactions contemplated in this Agreement and that without these agreements FNB would not enter into this Agreement. Accordingly, in the event MBI fails to pay to FNB the Break-up Fee promptly when due, MBI shall, in addition thereto, pay to FNB all costs and expenses, including attorneys’ fees and disbursements, incurred by FNB in collecting such Break-up Fee together with interest on the amount of the Break-up Fee or any unpaid portion thereof, from the date such payment was due until the date such payment is received by FNB, accrued at the fluctuating prime rate as quoted in The Wall Street Journal as in effect from time to time during the period.

6.12 Transition. Commencing on the date of this Agreement, FNB and MBI shall, and shall cause their respective Subsidiaries to, reasonably assist each other to facilitate the integration, from and after the Closing, of MBI and the MBI Subsidiaries with the businesses of FNB and its Subsidiaries, without taking action that would, in effect, give FNB a controlling influence over the management or policies of MBI or any of the MBI Subsidiaries, or otherwise violate applicable Laws. Without limiting the generality of the foregoing, from the date of this Agreement through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation of MBI and the MBI Subsidiaries in the ordinary course of business and applicable Law, MBI shall use reasonable efforts to cause the employees and officers of MBI and the MBI Subsidiaries, including Metro Bank, to reasonably cooperate with FNB in performing tasks reasonably required in connection with such integration.

6.13 Tax Representation Letters.

(a) Officers of FNB and MBI shall execute and deliver to Reed Smith LLP, tax counsel to FNB, and Mette, Evans & Woodside P.C., tax counsel to MBI, tax representation letters or certificates of officers (“Tax Representation Letters”) substantially in the form agreed to by the parties and such law firms at such time or times as may be reasonably requested by such law firms, including at the time the Joint Proxy Statement and Registration Statement are declared effective by the SEC and at the Effective Time, in connection with such tax counsel’s delivery of opinions pursuant to Section 7.2(d) and Section 7.3(d) of this Agreement.

(b) FNB and MBI shall each use its respective reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, including (i) not taking any action that such party knows would reasonably be likely to prevent such qualification and (ii) considering and negotiating in good faith such amendments to this Agreement as may be reasonably required in order to obtain such qualification (it being understood that no party will be required to agree to any such amendment). For federal income Tax purposes, FNB and MBI shall each report the Merger in a manner consistent with such qualification.

(c) FNB and MBI shall each use its reasonable best efforts to obtain the Tax opinions described in Sections 7.2(d) and 7.3(d), including by causing its officers to execute and deliver Tax Representation Letters to the law firms delivering such Tax opinions at such time or times as may reasonably be requested by such law firms. FNB and MBI shall each use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations included in the certificates described in this Section 6.13.

6.14 Rule 16b-3. Prior to the Effective Time, FNB and MBI shall take all steps as may be necessary or appropriate to cause the transactions contemplated by Article 1 and any other dispositions of equity securities of MBI (including derivative securities) or acquisitions of equity securities of FNB in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15 Advisory Board.

(a) As soon as practicable following the Effective Time, FNB shall establish a Harrisburg Community Advisory Board to advise FNB on its operations in the area served by MBI’s offices and generating additional business contacts for FNB in such area. Two directors of MBI as of the date of this Agreement who shall be selected by FNB by mutual agreement of FNB and MBI shall be invited to serve on the advisory board. Each advisory director shall serve for a minimum term of one (1) year. Such advisory board shall be operated in a manner that is consistent with FNB’s Community Bank Charter, including as to compensation for service as an advisory director.

(b) FNB shall take all appropriate action so that, as of the Effective Time, the number of directors constituting the Board of Directors of FNB and FNB Bank shall be increased by one and the MBI Designee shall be appointed as a director of FNB and FNB Bank. FNB will nominate the MBI Designee for election as a director at the annual meeting of FNB immediately following the Effective Time and solicit proxies for the MBI Designee in the same manner as it does for all the other members of FNB’s slate of directors in connection with such meeting.

6.16 Redemption of MBI Preferred Stock. MBI shall (i) deliver all notices and take all other reasonable and customary actions necessary to provide notice of redemption of all the outstanding shares of MBI Preferred Stock as soon as practicable after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII (other than those set forth in Section 7.2(f) and those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof) and (ii) on the Closing Date deposit, separate and apart from its other funds in trust for the pro rata benefit of the holders of the

MBI Preferred Stock, with a Paying Agent (as defined in the MBI Articles), money sufficient in amount to pay, on the date of redemption of the MBI Preferred Stock set in accordance with clause (i), the aggregate redemption price (including, to the extent set forth in the MBI Articles, unpaid dividends) of the MBI Preferred Stock.

6.17 Control of Operations. Nothing contained in this Agreement shall give either FNB or MBI, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE 7

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or waiver, where permitted by applicable Law, at or prior to the Effective Time of the following conditions:

(a) Shareholder Approvals. This Agreement and the Merger this Agreement contemplates shall have been approved and adopted by Requisite MBI Vote; and the Requisite FNB Vote shall have been obtained.

(b) NYSE Listing. The shares of FNB Common Stock to be issued to the holders of MBI Common Shares upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance, provided FNB shall have used its reasonable best efforts to cause such authorization of listing on the NYSE.

(c) Regulatory Approvals. All regulatory approvals set forth in Sections 3.4 and 4.4 required to consummate the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, all such approvals and the expiration of all such waiting periods being referred as the “Requisite Regulatory Approvals.”

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, provided FNB and MBI shall have used their reasonable best efforts to have removed, lifted or resolved such legal restraint or prohibition. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal the consummation of the Merger.

7.2 Conditions to Obligation of FNB to Effect the Merger. The obligation of FNB to effect the Merger is also subject to the satisfaction or waiver by FNB, where permitted by applicable Law, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of MBI set forth in this Agreement (other than the representations and warranties in Sections 3.1(a), 3.1(c), 3.2(a), 3.3(a), 3.3(b)(i), 3.7 and 3.8) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any representation and warranty is expressly made as of an earlier date, in which case that representation and warranty only shall be true and correct as of that earlier date), except for inaccuracies of representations or warranties which, individually or in the aggregate, have not had and would not reasonably be likely to have a Material Adverse Effect on MBI (it being understood that for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in those representations and warranties shall be disregarded);

(ii) Each of the representations and warranties of MBI set forth in Sections 3.1(a), 3.1(c), 3.3(a), 3.3(b)(i) and 3.7 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(iii) The representations and warranties of MBI set forth in Section 3.2(a) and Section 3.8 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except, in the case of Section 3.2(a), for inaccuracies that are de minimis.

(b) Performance of Obligations of MBI. MBI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate of MBI. FNB shall have received a certificate signed on behalf of MBI by the Chief Executive Officer or the Chief Financial Officer of MBI certifying as to the matters set forth in Sections 7.2(a) and 7.2(b).

(d) Federal Tax Opinion. FNB shall have received the opinion of its tax counsel, Reed Smith LLP, in form and substance reasonably satisfactory to FNB, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, counsel may require and rely upon representations contained in Tax Representation Letters executed by officers of MBI and FNB.

(e) No Materially Burdensome Regulatory Condition. None of the Requisite Regulatory Approvals shall have resulted in the imposition of a Materially Burdensome Regulatory Condition.

(f) Redemption of MBI Preferred Stock. MBI shall have given notice of redemption of the MBI Preferred Stock and paid the redemption price in respect thereof in accordance with Section 6.16.

7.3 Conditions to Obligation of MBI to Effect the Merger. The obligation of MBI to effect the Merger is also subject to the satisfaction or waiver by MBI, where permitted by applicable Law, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of FNB set forth in this Agreement (other than the representations and warranties in Sections 4.1(a), 4.1(c), 4.2(a), 4.3(a), 4.3(b)(i), 4.7 and 4.8) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any representation and warranty is expressly made as of an earlier date, in which case that representation and warranty only shall be true and correct as of that earlier date), except for inaccuracies of representations or warranties which, individually or in the aggregate, have not had and would not reasonably be likely to have a Material Adverse Effect on FNB (it being understood that for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in those representations and warranties shall be disregarded);

(ii) Each of the representations and warranties of FNB set forth in Sections 4.1(a), 4.1(c), 4.3(a), 4.3(b)(i) and 4.7 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(iii) The representations and warranties of FNB set forth in Section 4.2(a) and Section 4.8 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except, in the case of Section 4.2(a), for inaccuracies that are de minimis.

(b) Performance of Obligations of FNB. FNB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate of FNB. MBI shall have received a certificate signed on behalf of FNB by the Chief Executive Officer or the Chief Financial Officer of FNB certifying as to the matters set forth in Sections 7.3(a) and 7.3(b).

(d) Federal Tax Opinion. MBI shall have received the opinion of its tax counsel, Mette, Evans & Woodside P.C., in form and substance reasonably satisfactory to MBI, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, counsel may require and rely upon Tax Representation Letters executed by officers of MBI and FNB.

ARTICLE 8

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Date, and the Merger may be abandoned:

(a) Mutual Consent. By the mutual consent in writing of FNB and MBI if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) Breach.

(i) By FNB, if (A) any of the representations and warranties of MBI contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.2(a) would not be satisfied or (B) MBI shall have breached or failed to comply with any of its obligations under this Agreement such that the conditions set forth in Sections 7.1 or 7.2(b) would not be satisfied, in either case other than as a result of a material breach by FNB of any of its obligations under this Agreement and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of 30 days after MBI has received written notice from FNB of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond the Outside Date.

(ii) By MBI, if (A) any of the representations and warranties of FNB contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.3(a) would not be satisfied or (B) FNB shall have breached or failed to comply with any of its obligations under this Agreement such that the conditions set forth in Sections 7.1 or 7.3(b) would not be satisfied, in either case other than as a result of a material breach by MBI of any of its obligations under this Agreement and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of 30 days after FNB has received written notice from MBI of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond the Outside Date.

(c) Delay. By FNB or MBI, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated on or before 5:00 p.m., Eastern

Time on June 30, 2016 (the “Outside Date”), unless the failure of the Merger to be consummated by the Outside Date shall have been due to the failure of the party seeking to terminate pursuant to this Section 8.1(c) to perform or observe the covenants and agreements of such party set forth in this Agreement.

(d) No Regulatory Approval. By FNB or MBI, if its Board of Directors so determines, in the event the approval of any Governmental Entity required for consummation of the Merger this Agreement contemplates shall have been denied by final nonappealable action of such Governmental Entity or an application therefor shall have been permanently withdrawn at the request of a Governmental Entity; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(d) if such denial shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants of such party set forth in this Agreement.

(e) No MBI Shareholder Approval. By FNB, or by MBI provided that MBI shall not be in material breach of any of its obligations under Section 6.3, if the Requisite MBI Vote shall not have been obtained by reason of the failure to obtain the Requisite MBI Vote at the MBI Shareholders Meeting or at any adjournment or postponement thereof.

(f) No FNB Shareholder Approval. By MBI, if the Requisite FNB Vote shall not have been obtained by reason of the failure to obtain the Requisite FNB Vote at the FNB Shareholders Meeting or at any adjournment or postponement thereof.

(g) Failure to Recommend. At any time prior to the MBI Shareholders Meeting, by FNB if (i) MBI shall have breached Section 6.11(a) – (d) in any respect materially adverse to FNB, (ii) the MBI Board of Directors shall have failed to make the MBI Recommendation or shall have effected a Change in MBI Recommendation, (iii) the MBI Board of Directors shall have approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to recommend rejection of), or proposed or resolved to recommend or endorse (or in the case of a tender or exchange offer, failed to recommend rejection of) an Acquisition Proposal, or (iv) MBI shall have materially breached its obligations under Section 6.3 by failing to call, give notice of, convene and hold the MBI Shareholders Meeting.

(h) Superior Proposal. At any time prior to the MBI Shareholders Meeting, by MBI in order to enter concurrently into an Acquisition Proposal that has been received by MBI and the MBI Board of Directors in compliance with Sections 6.11(a) and (b) and that MBI’s Board of Directors concludes in good faith, in consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal; provided, however, that this Agreement may be terminated by MBI pursuant to this Section 8.1(h) only after the fifth business day following MBI’s provision of written notice to FNB advising FNB that the MBI Board of Directors is prepared to accept a Superior Proposal (it being understood, for the avoidance of doubt, that the delivery of such notice shall not entitle FNB to terminate this Agreement pursuant to this Section 8.1(h)) and only if (i) during such five-business day period, MBI has negotiated, and has used its reasonable best efforts to cause its financial and legal advisors to negotiate, with FNB in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and (ii) MBI’s Board of Directors has considered any such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by FNB, and further provided that such termination shall not be effective until MBI has paid the Break-up Fee provided by Section 6.11(f) to FNB.

(i) FNB Market Value. By MBI, if the MBI Board so determines by a majority vote of its members at any time during the five (5) business day period commencing on the Determination Date if both of the following conditions are satisfied:

(i) the FNB Market Value is less than 80% of the Initial FNB Market Value; and

(ii) the number obtained by dividing the FNB Market Value by the Initial FNB Market Value (“FNB Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price, minus 0.20 (the “Index Ratio”).

(iii) For purposes of this Section 8.1(i), the following terms shall have the meanings indicated below:

(A) “FNB Market Value” shall be the average of the daily closing sales prices of a share of FNB Common Stock as reported on NYSE for the ten (10) consecutive trading days immediately preceding the Determination Date.

(B) “Determination Date” shall mean the date on which the last Requisite Regulatory Approval is obtained with respect to the transactions contemplated by this Agreement, without regard to a requisite waiting period.

(C) “Final Index Price” means the average of the closing price of the Index on each of ten (10) consecutive trading days immediately preceding the Determination Date.

(D) “Index” means the SNL Mid Cap U.S. Bank Index; provided, however, that if the SNL Mid Cap U.S. Bank Index is not available for any reason, “Index” shall mean the NASDAQ Bank Index.

(E) “Initial FNB Market Value” means the average of the daily closing sales prices of a share of FNB Common Stock, as reported on NYSE, for the ten (10) consecutive days immediately preceding the date of this Agreement.

(F) “Initial Index Price” means the average of the closing prices of the Index for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

8.2 Effect of Termination. In the event of termination of this Agreement by either FNB or MBI as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (i) Sections 6.1(h), 6.2(b), 6.11(f)-(h), 8.2, 9.3 and 9.8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liability or damages arising out of its fraud or willful breach of any of the provisions of this Agreement.

8.3 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors at any time before or after the receipt of the Requisite MBI Vote; provided, however, that after the receipt of the Requisite MBI Vote, there may not be, without further approval of the MBI shareholders, any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that after the receipt of the Requisite MBI Vote, there may not be, without further approval of the MBI shareholders, any extension or waiver of this Agreement or any portion of this Agreement that changes the amount or form of the consideration to be delivered to the holders of MBI Common Shares under this Agreement, other than as this Agreement contemplates. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 9

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at a time and on a date and at a place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver, subject to applicable Law, of the latest to occur of the conditions set forth in Article 7, other than those conditions that by their nature are to be satisfied or waived at the Closing, unless the parties, by mutual written agreement, agree that the Closing shall occur on another date (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply or are to be performed, in whole or in part, after the Effective Time.

9.3 Expenses.

(a) Each party to this Agreement will bear all expenses incurred by it in connection with this Agreement and the transactions this Agreement contemplates, including fees and expenses of its own financial consultants, accountants and counsel, except that expenses of printing the Joint Proxy Statement and the registration fee to be paid to the SEC in connection with the Registration Statement shall be shared equally between MBI and FNB (it being understood that each party shall bear its own expenses in connection with mailing the Joint Proxy Statement to such party’s shareholders in connection with the shareholders meetings contemplated by Section 6.3), and provided further that, in accordance with Section 8.2, nothing contained in this Agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s fraud or willful breach of any provision of this Agreement.

(b) In the event that this Agreement is terminated by:

(i) FNB pursuant to Section 8.1(b)(i); or

(ii) MBI pursuant to Section 8.1(b)(ii),

then the non-terminating party shall pay to the terminating party by wire transfer of immediately available funds, within two business days following delivery of a statement of such expenses, all out-of-pocket costs and expenses, up to a maximum of $500,000, including professional fees of legal counsel, financial advisors and accountants, and their expenses, actually incurred by the terminating party in connection with the Merger and this Agreement.

9.4 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the parties at the following addresses or at such other address for a party as shall be specified by like notice:

(a) if to MBI, to:

Metro Bancorp, Inc.

3801 Paxton Street

Harrisburg, PA 17111

Attention: Chief Executive Officer

                 Corporate Secretary

Facsimile: (717) 901-0436

with copies (which shall not constitute notice) to:

Mette, Evans & Woodside P.C.

3401 North Front St

Harrisburg, PA 17110-0950

Attention: Timothy A. Hoy, Esq.

Facsimile: (717) 236-1816

and

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: H. Rodgin Cohen, Esq.

                 Mitchell S. Eitel, Esq.

Facsimile: (212) 291-9028

                 (212) 291-9046

(b) if to FNB, to:

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

Attention: Vincent J. Delie, Jr., President and Chief Executive Officer

Facsimile: (724) 983-3515

with a copy (which shall not constitute notice) to:

Reed Smith LLP

Reed Smith Centre

225 Fifth Avenue

Pittsburgh, PA 15222

Attention: Gary R. Walker, Esq.

Facsimile: (412) 288-3063

9.5 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The MBI Disclosure Schedule and the FNB Disclosure Schedule, as well as all other schedules and all exhibits to this Agreement, shall be deemed part of this Agreement and included in any reference to this Agreement. Any matter disclosed pursuant to any section of either Disclosure Schedule shall be deemed disclosed for purposes of any other section of the Disclosure Schedule, to the extent that applicability of the disclosure to such other section is reasonably apparent on the face of such disclosure. The mere inclusion of an item in either Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by either party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, or that any breach or violation of applicable laws or any contract exists or has actually occurred. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law. In this Agreement, “knowledge” means the actual knowledge as of the date referenced of executive officers of the applicable party following reasonable inquiry of persons within their organization and its Subsidiaries who would be reasonably expected to be knowledgeable about the relevant subject matter. As used herein, (i) “business day”

means any day other than a Saturday, a Sunday or a day on which banks in Harrisburg, Pennsylvania or Pittsburgh, Pennsylvania are authorized by law or executive order to be closed, (ii) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party or its representatives prior to the date hereof or (b) included in the virtual data room of a party prior to the date hereof, (iii) references to “the date hereof” shall mean the date of this Agreement, (iv) the word “or” is not exclusive, and (v) terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

9.6 Counterparts. This Agreement, any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, may be executed in two or more counterparts, including by facsimile or other electronic means, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

9.7 Entire Agreement. This Agreement, including the documents and the instruments referred to in this Agreement, together with the Confidentiality Agreements, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreements.

9.8 Governing Law; Jurisdiction; Specific Performance.

(a) This Agreement, the Merger and all claims arising hereunder or relating to this Agreement, shall be governed and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof.

(b) Each of the parties to this Agreement irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Pennsylvania state court or the United States District Court for the Western District of Pennsylvania, in any action or proceeding arising out of or relating to this Agreement. Each of the parties to this Agreement agrees that, subject to rights with respect to post-trial motions and rights of appeal or other avenues of review, a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties to this Agreement irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any Pennsylvania state court or the United States District Court for the Western District of Pennsylvania. Each of the parties to this Agreement irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE

FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

(d) Each party agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision that, insofar as practicable, implements the original purposes and intents of this Agreement.

9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties, whether by operation of law or otherwise, without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7(d), this Agreement, including the documents and instruments referred to in this Agreement, is not intended to and does not confer upon any person other than the parties to this Agreement any rights or remedies under this Agreement.

[Remainder of page intentionally blank; signature page follows]

IN WITNESS WHEREOF, the duly authorized officers of F.N.B. Corporation and Metro Bancorp, Inc. have executed this Agreement as of the date first above written.

F.N.B. CORPORATION

By:	/s/ Vincent J. Delie, Jr.
Vincent J. Delie, Jr.
President and Chief Executive Officer

METRO BANCORP, INC.

By:	/s/ Gary L. Nalbandian
Gary L. Nalbandian
President and Chief Executive Officer

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Bank Merger Agreement”), dated as of                  , 2015, is by and between First National Bank of Pennsylvania (“FNB Bank”) and Metro Bank (“Metro Bank”). All capitalized terms used herein but not defined herein shall have the respective meanings assigned to them in the Agreement and Plan of Merger (the “Parent Merger Agreement”) dated as of                  , 2015, between F.N.B. Corporation (“FNB”) and Metro Bancorp, Inc. (“MBI”).

WlTNESSETH:

WHEREAS, Metro Bank is a Pennsylvania banking institution and a wholly owned subsidiary of MBI; and

WHEREAS, FNB Bank is a national banking association and a wholly owned subsidiary of FNB; and

WHEREAS, FNB and MBI have entered into the Parent Merger Agreement, pursuant to which MBI will merge with and into FNB (the “Parent Merger”); and

WHEREAS, FNB Bank and Metro Bank desire to merge on the terms and conditions herein provided immediately following the effective time of the Parent Merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1. The Bank Merger. Subject to the terms and conditions of the Parent Merger Agreement and this Bank Merger Agreement, at the Effective Time (as defined in Section 2), Metro Bank shall merge with and into FNB Bank (the “Bank Merger”) under the laws of the United States and of the Commonwealth of Pennsylvania. FNB Bank shall be the surviving bank of the Bank Merger (the “Surviving Bank”).

2. Effective Time. The Bank Merger shall become effective on the date, and at the time (the “Effective Time”), specified in the Bank Merger approval to be issued by the Office of the Comptroller of the Currency (the “OCC”); provided that in no event shall the Effective Time occur at or prior to the Effective Time (as defined in the Parent Merger Agreement) of the Parent Merger.

3. Charter; Bylaws. The Charter and Bylaws of FNB Bank in effect immediately prior to the Effective Time shall be the Charter and Bylaws of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.

4. Name; Offices. The name of the Surviving Bank shall be “First National Bank of Pennsylvania.” The main office of the Surviving Bank shall be the main office of FNB Bank immediately prior to the Effective Time.

5. Directors and Executive Officers. Upon consummation of the Bank Merger, (i) the directors of FNB Bank immediately prior to the Effective Time shall continue as directors of the Surviving Bank and the MBI Designee shall become a director of the Surviving Bank as of the Effective Time, and (ii) the executive officers of FNB Bank immediately prior to the Effective Time shall serve as the executive officers of the Surviving Bank. Each of the directors and officers of the Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified in accordance with the charter and bylaws of the Surviving Bank or until his or her earlier death, resignation or removal.

6. Effects of the Merger. Upon consummation of the Bank Merger, and in addition to the effects set forth at 12 U.S.C. § 215a, the applicable provisions of the regulations of the OCC and other applicable law, (i) all assets of FNB Bank and Metro Bank as they exist at the Effective Time, shall pass to and vest in the Surviving Bank without any conveyance or other transfer; (ii) the Surviving Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank and (iii) the Surviving Bank shall be responsible for all the liabilities of every kind and description, of each of FNB Bank and Metro Bank existing as of the Effective Time, all in accordance with the provisions of The National Bank Act.

7. Effect on Shares of Stock.

(a) Each share of FNB Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.

(b) At the Effective Time, each share of Metro Bank capital stock issued and outstanding prior to the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled. Any shares of Metro Bank capital stock held in the treasury of Metro Bank immediately prior to the Effective Time shall be retired and canceled.

8. Procurement of Approvals. This Bank Merger Agreement shall be subject to the approval of FNB as the sole shareholder of FNB Bank and MBI as the sole shareholder of Metro Bank at meetings to be called and held or by consent in lieu thereof in accordance with the applicable provisions of law and their respective organizational documents. FNB Bank and Metro Bank shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Bank Merger on the terms provided herein, including without limitation the preparation and submission of such applications or other filings for the Bank Merger with the OCC, the Pennsylvania Department of Banking and Securities and the Pennsylvania Department of State as may be required by applicable laws and regulations.

9. Conditions Precedent. The obligations of the parties under this Bank Merger Agreement shall be subject to: (i) the approval of this Bank Merger Agreement by FNB as the sole shareholder of FNB Bank and MBI as the sole shareholder of Metro Bank at meetings of shareholders duly called and held or by consent or consents in lieu thereof, in each case without any exercise of such dissenters’ rights as may be applicable; (ii) receipt of approval of the Bank Merger from all governmental and banking authorities whose approval is required; (iii) receipt of any necessary regulatory approval to operate the main office and the branch offices of Metro Bank as offices of the Surviving Bank and (iv) the consummation of the Parent Merger pursuant to the Parent Merger Agreement at or before the Effective Time.

10. Additional Actions. If, at any time after the Effective Time, the Surviving Bank shall determine that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of Metro Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger, or (b) otherwise carry out the purposes of this Bank Merger Agreement, Metro Bank and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Bank Merger Agreement. The proper officers and directors of the Surviving Bank are fully authorized in the name of Metro Bank or otherwise to take any and all such action.

11. Amendment. Subject to applicable law, this Bank Merger Agreement may be amended, modified or supplemented only by written agreement of FNB Bank and Metro Bank at any time prior to the Effective Time.

12. Waiver. Any of the terms or conditions of this Bank Merger Agreement may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party

13. Assignment. This Bank Merger Agreement may not be assigned by either FNB Bank or Metro Bank without the prior written consent of the other.

14. Termination. This Bank Merger Agreement (i) shall terminate upon the termination of the Parent Merger Agreement in accordance with its terms and (ii) may be terminated by mutual consent of the parties.

15. Governing Law. Except to the extent governed by federal law, this Bank Merger Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the Commonwealth of Pennsylvania without regard to the conflicts of law provisions thereof.

16. Counterparts. This Bank Merger Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, each of FNB Bank and Metro Bank have caused this Bank Merger Agreement to be executed on its behalf by their duly authorized officers.

FIRST NATIONAL BANK OF PENNSYLVANIA

By:
Vincent J. Delie, Jr.
Chief Executive Officer

METRO BANK

By:
Gary L. Nalbandian
President and Chief Executive Officer

APPENDIX B

FORM OF VOTING AGREEMENT

August     , 2015

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

Ladies and Gentlemen:

Concurrently with the execution of this letter agreement (“Voting Agreement”), F.N.B. Corporation, a Florida corporation (“FNB”), and Metro Bancorp, Inc., a Pennsylvania corporation (“Metro”), are entering into an Agreement and Plan of Merger, of even date herewith (the “Merger Agreement”), whereby Metro will merge with and into FNB (the “Merger”) and shareholders of Metro will receive the Merger Consideration as set forth in the Merger Agreement, subject to the closing of the Merger. All defined terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

A condition to FNB’s obligations under the Merger Agreement is that I execute and deliver this Voting Agreement to FNB.

Intending to be legally bound hereby, I irrevocably agree and represent as follows:

(a) As of the date of this Voting Agreement, I have, and at all times during the term of this Voting Agreement will have, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, and good and valid title to, the number of shares of common stock, par value $1.00 per share, of Metro (the “Metro Common Stock”), that is set forth on Appendix A hereto, and I hold stock options to acquire the number of shares of Metro Common Stock set forth on Appendix A hereto. All of the securities listed on Appendix A are owned free and clear of any proxy or voting restriction, claims, liens, encumbrances and security interests and any other limitation or restriction whatsoever (including any restriction on the right to dispose of such securities). None of the securities listed on Appendix A is subject to any voting trust or other agreement or arrangement with respect to the voting rights of such securities.

(b) As of the date of this Voting Agreement, except for the securities set forth on Appendix A, I do not beneficially own any (i) shares of capital stock or voting securities of Metro, (ii) securities of Metro convertible into or exchangeable for shares of capital stock or voting securities of Metro or (iii) options or other rights to acquire from Metro any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Metro. The Metro Common Stock listed on Appendix A, together with all Metro Common Stock that I subsequently acquire during the term of this Voting Agreement, including through the exercise of any stock options, warrants or similar instruments, are referred to herein as the “Shares”.

(c) At the Metro Shareholders Meeting and at any other meeting of Metro shareholders, however called, and on every action or approval by written consent of shareholders of Metro, I will vote or cause to be voted all Shares over which I have sole voting power, and I will use my best efforts to cause any Shares over which I share voting power to be voted in favor of (i) approval and adoption of the Merger Agreement and the transactions contemplated thereby, and (ii) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement. Determinations as to “sole” or “shared” voting power shall be made in accordance with Rule 13d-3 of the Exchange Act.

(d) During the term of this Voting Agreement, I will not, directly or indirectly, offer, sell, transfer, pledge, encumber or otherwise dispose of (collectively, “Transfer”) any Shares over which I have sole dispositive power

(or any interest therein), and I will use my best efforts to not permit the Transfer of any Shares over which I have shared dispositive power (or any interest therein), except to the extent permitted by paragraph (g) hereof.

(e) I agree that Metro shall not be bound by any attempted sale of any Metro Common Stock over which I have sole voting and dispositive power, and Metro’s transfer agent shall be given appropriate stop transfer orders and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Voting Agreement.

(f) I represent that I have the legal capacity to enter into this Voting Agreement, that I have duly and validly executed and delivered this Voting Agreement and that this Voting Agreement is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles; and further, that no consent of my spouse is necessary under any “community property” or other laws in order for me to enter into and perform my obligations under this Voting Agreement.

(g) Notwithstanding anything herein to the contrary, I may Transfer any or all of the Shares over which I have beneficial ownership to my spouse, ancestors or descendants; provided, however, that in any such case, prior to and as a condition to the effectiveness of such Transfer, each person to which any of such Shares or any interest in any of such Shares is or may be Transferred shall have executed and delivered to FNB an agreement to be bound by the terms of this Voting Agreement.

I am signing this Voting Agreement solely in my capacity as a shareholder of Metro and as an option holder, if I am such, and not in any other capacity, such as a director or officer of Metro or as a fiduciary of any trusts in which I am not a beneficiary. Notwithstanding anything herein to the contrary: (a) I make no agreement or understanding herein in any capacity other than in my capacity as a beneficial owner of Metro Common Stock and (b) nothing herein shall be construed to limit or affect any action or inaction by me or any of my representatives, as applicable, in serving on Metro’s Board of Directors or as an officer of Metro, in acting in my capacity as a director, officer or fiduciary of Metro.

This Voting Agreement shall terminate and be of no further force and effect concurrently with, and automatically upon, the earlier to occur of (a) the favorable vote of the Metro shareholders with respect to the approval of the Merger Agreement, (b) the Effective Time, (c) FNB and I enter into a written agreement to terminate this Voting Agreement, or (d) any termination of the Merger Agreement in accordance with its terms, except that any such termination shall be without prejudice to FNB’s rights if termination should arise out of my willful breach of any covenant or representation contained herein.

All notices and other communications in connection with this Voting Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the other party hereto at its addresses set forth on the signature page hereto.

This Voting Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Voting Agreement.

I agree and acknowledge that FNB may be irreparably harmed by, and that there may be no adequate remedy at law for, any violation of this Voting Agreement by me. Without limiting other remedies, FNB shall have the right to seek to enforce this Voting Agreement by specific performance or injunctive relief. This Voting Agreement and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof. I hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any

Pennsylvania state court or the United States District Court for the Western District of Pennsylvania, in any action or proceeding arising out of or relating to this letter.

If any term, provision, covenant or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Voting Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

This Voting Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

Very truly yours,

[Name of Shareholder]

Address:

Facsimile:

Acknowledged and Agreed:

F.N.B. CORPORATION

By:
Vincent J. Delie, Jr.,
President and Chief Executive Officer

Address: One F.N.B. Boulevard
Hermitage, PA 16148
Facsimile: (724) 983-3515

Dated: , 2015

Appendix A to Form of Voting Agreement

Common shares beneficially owned (excluding shares issuable upon the exercise of stock options) – [●]

Shares issuable upon the exercise of vested stock options - [●]

Shares issuable upon the exercise of currently unvested stock options - [●]

Appendix C

August 2, 2015

Board of Directors

Metro Bancorp, Inc.

3801 Paxton Street

Harrisburg, PA 17111

Ladies and Gentlemen:

Metro Bancorp, Inc. (“Metro”) and F.N.B. Corporation (“FNB”) intend to enter into an agreement and plan of merger (the “Agreement”) pursuant to which Metro will merge with and into FNB, with FNB as the surviving entity (the “Merger”). Pursuant to the terms of the Merger, upon the effective date of the Merger, each share of the common stock of Metro issued and outstanding immediately prior to the Effective Time, except for those shares as specified in the Agreement, shall be converted into the right to receive 2.373 shares of FNB common stock (the “Merger Consideration”). The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Metro common stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement, dated August 2, 2015; (ii) certain publicly available financial statements and other historical financial information of Metro that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of FNB that we deemed relevant; (iv) publicly available mean and median analyst earnings per share estimates for Metro for the years ending December 31, 2015 and December 31, 2016; (v) certain internal financial projections for Metro for the years ending December 31, 2015 through December 31, 2018, as discussed with the senior management of Metro; (vi) publicly available mean and median analyst earnings per share estimates for FNB for the years ending December 31, 2015 and December 31, 2016; (vii) certain internal financial projections for FNB for the years ending December 31, 2017 and December 31, 2018, as discussed with the senior management of FNB; (viii) certain estimated transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior managements of Metro and FNB; (ix) a comparison of certain financial and other information, including relevant stock trading information, for Metro and FNB with similar publicly available information for certain other commercial banks, the securities of which are publicly traded; (x) the terms and structures of other recent mergers and acquisition transactions in the banking sector; (xi) the current market environment generally and in the commercial banking sector in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Metro the business, financial condition, results of operations and prospects of Metro and held similar discussions with the senior management of FNB regarding the business, financial condition, results of operations and prospects of FNB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Metro and FNB, or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the management of Metro and FNB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Metro or FNB, or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Metro, FNB or the combined entity after the Merger and we have not reviewed any individual credit files relating to Metro or FNB.

We have assumed, with your consent, that the respective allowances for loan losses for both Metro and FNB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available mean and median analyst earnings estimates and internal financial projections for Metro and FNB, as discussed with the senior managements of Metro and FNB, respectively. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior managements of Metro and FNB. With respect to those projections, estimates and judgments, the respective management of Metro and FNB confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Metro and FNB, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Metro or FNB since the date of the most recent financial data made available to us. We have also assumed in all respects material to our analysis that Metro and FNB would remain as going concerns for all periods relevant to our analyses. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger or any other transactions contemplated in connection therewith.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements are not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Metro, FNB or the Merger, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements.

Our analyses and the views expressed herein are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of the Metro common stock or the FNB common stock after the date of this opinion or what the value of the FNB common stock will be once it is actually received by the holders of Metro common stock.

We have acted as Metro’s financial advisor in connection with the Merger and a significant portion of our fee is contingent upon the closing of the Merger. We also will receive a fee from Metro for providing this opinion. Metro has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Metro and FNB and their affiliates. We may also actively trade the equity and debt securities of Metro and FNB or their affiliates for our own account and for the accounts of our customers. In the past, we have provided certain investment banking services to Metro and have received customary investment banking fees for such services. In addition, as we have previously advised you, we have provided certain investment banking services to FNB in the past and have received customary compensation for such services and may provide, and receive compensation for, such services in the future.

This letter is directed to the Board of Directors of Metro in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Metro as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Metro common stock and does not address the underlying business decision of Metro to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Metro or the effect of any other transaction in which Metro might engage. This opinion shall not be reproduced or used for used for any other purposes, without Sandler O’Neill’s prior written consent, provided however Sandler O’Neill has provided its consent for the opinion to be included in certain regulatory filings to be completed in connection with the Merger. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Metro’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of Metro.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Metro common stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

Appendix D

RBC Capital Markets, LLC 200 Vesey Street New York, NY 10281-8098

August 3, 2015

The Board of Directors

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to F.N.B. Corporation, a Florida corporation (“Parent”), of the Exchange Ratio (as defined below) provided for under the terms of the proposed Agreement and Plan of Merger (the “Agreement”) between Parent and Metro Bancorp Inc, a Pennsylvania corporation (the “Company”). Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides, among other things, that the Company will merge with and into Parent (the “Merger”) and, at the Effective Time, each common share, par value $1.00 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares held by the Company, Parent, or any direct or indirect wholly-owned subsidiary of Parent or the Company, which will be cancelled for no consideration) will be converted into the right to receive 2.373 shares (the “Exchange Ratio”) of common stock, $0.01 par value, of Parent (“Parent Common Stock”). The terms and conditions of the Merger are more fully set forth in the Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are acting as a financial advisor to Parent in connection with the Merger and we will receive a fee for our services upon delivery of this opinion, which is not contingent upon the successful completion of the Merger. In addition, for our services as financial advisor to Parent in connection with the Merger, if the Merger is successfully completed we will receive an additional larger fee, against which the fee we received for delivery of this opinion will be credited. In addition, if, in connection with the Merger not being completed, Parent receives a termination fee, we will be entitled to a specified percentage of that fee in cash, when it is received by Parent. In the event the Merger is not completed, we will be entitled to receive a similar fee for any fairness opinion requested by Parent in connection with any other transaction or series of transactions whereby, directly or indirectly, capital stock of the Company or any of its assets is transferred to Parent or any of its affiliates, and a similar contingent transaction fee if such other transaction or series of transaction is consummated at any time pursuant to a definitive agreement, letter of intent or other evidence of commitment entered into during the term of our engagement or within eighteen months thereafter. Parent has also agreed to indemnify us for certain liabilities that may arise out of our engagement.

In the ordinary course of business, RBCCM may act as a market maker and broker in the publicly traded securities of Parent and/or the Company and receive customary compensation, and may also actively trade securities of Parent and/or the Company for our own account and the accounts of our customers, and, accordingly, RBCCM and its affiliates, may hold a long or short position in such securities.

RBCCM has provided investment banking and financial advisory services to Parent in the past, for which it received customary fees, including, in the past two years, having acted or acting as acted or acting as (i) a financial advisor in connection with certain acquisition transactions, and (ii) a joint bookrunning manager for various equity offerings. In light of RBCCM’s prior services to Parent and its financial advisory role for Parent in connection with the Merger, RBCCM anticipates that it may be selected by Parent to provide investment banking and financial advisory and/or financing services that may be required by Parent in the future, regardless of whether the Merger is successfully completed. As you also are aware, RBCCM and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and/or certain of its affiliated companies and have received and in the future may receive compensation for these services.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the draft Agreement dated August 3, 2015 (the “Latest Draft Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to Parent and the Company and certain other relevant historical operating data relating to Parent and the Company made available to us from published sources and from the internal records of Parent and the Company, respectively; (iii) we reviewed financial projections and forecasts of Parent and the combined post-Merger company prepared by Parent’s management, and financial projections and forecasts of the Company, prepared by the Parent’s management (“Forecasts”); (iv) we conducted discussions with members of the senior managements of Parent and the Company with respect to the business prospects and financial outlook of Parent and the Company as standalone entities as well as the potential synergies from the Merger; (v) we reviewed Wall Street research estimates regarding the potential future performance of Parent and the Company as standalone entities; (vi) we reviewed the reported prices and trading activity for Parent Common Stock and Company Common Stock; and (vii) we performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we performed the following analyses in addition to the review, inquiries, and analyses referred to in the preceding paragraph, we performed a valuation analysis of each of Parent and the Company as a standalone entity, using comparable company and discounted cash flow analyses with respect to each of Parent and the Company as well as precedent transaction analysis with respect to the Company.

Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by Parent or the Company (including, without limitation, the financial statements and related notes thereto of each of Parent and the Company, respectively), and have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that all Forecasts provided to us by Parent or the Company, as the case may be (including Forecasts provided to us by Parent with respect to certain cost and revenue synergies expected to be realized from the Merger), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Parent or the Company (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, of Parent, as a combined company). We express no opinion as to such Forecasts or the assumptions upon which they were based.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of Parent or the Company, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of Parent or the Company. We have not investigated, and make no assumption regarding, any litigation or other claims affecting Parent or the Company.

We have assumed, in all respects material to our analysis that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have further assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. We are not expressing any opinion herein as to the prices at which Parent Common Stock or Company Common Stock have traded or will trade following the announcement of the Merger nor the prices at which Parent Common Stock will trade following the consummation of the Merger.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of Parent in connection with the Merger. We express no opinion and make no recommendation to any stockholder of Parent as to how such stockholder should vote with respect to the Merger or any other proposal to be voted upon by them in connection with the Merger. All advice and opinions (written and oral) rendered by RBCCM are intended for the use and benefit of the Board of Directors of Parent. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBCCM.

Our opinion does not address the merits of the underlying decision by Parent to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which Parent might engage.

Our opinion addresses solely the fairness of the Exchange Ratio, from a financial point of view, to Parent. Our opinion does not in any way address other terms or arrangements of the Merger or the Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the. Further, in rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation (if any) to any of Parent’s officers, directors or employees, or class of such persons, relative to the compensation to be paid to stockholders of the Company.

Our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ RBC Capital Markets, LLC

RBC CAPITAL MARKETS, LLC

Appendix E

607 Washington Street

Reading, PA 19601

Phone: (610) 478-2106

Email: MRM@griffinfingroup.com

Fax: (610) 371-1230

August 3, 2015

The Board of Directors

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of F.N.B. Corporation (the “Company” or “FNB”) of the Merger Consideration (as defined below) to be paid by the Company in the proposed merger (the “Transaction”) of the Company and its wholly owned subsidiary, First National Bank of Pennsylvania (FNB Bank), with Metro Bancorp, Inc. (“MBI” or “Metro”) its wholly owned subsidiary, Metro Bank.

Pursuant to the Agreement and Plan of Merger (the “Agreement”) by and between the Company and MBI, at the effective time of the merger, each issued and outstanding share of MBI’s common stock, other than shares held in treasury or owned by the Company and its affiliates, will be exchanged for the right to receive 2.373 shares of FNB common stock (the “Exchange Ratio” or the “Merger Consideration”). Outstanding options to purchase MBI common stock will be converted into (an equivalent amount of) options to acquire FNB common stock at an exercise price equal to the exercise price with respect to such MBI options divided by the Exchange Ratio. The Merger Consideration is $474 million in the aggregate and represents 172% of MBI’s tangible common equity at June 30, 2015 and 22.7 times MBI’s earnings for the twelve-month period ended June 30, 2015. At the effective time of the merger, MBI will merge with and into FNB. Shares of MBI’s common stock held in treasury or owned by the Company and its affiliates will be cancelled. The terms and conditions of the Transaction are more fully described in the Agreement.

In arriving at our opinion, we: (i) reviewed a draft of the Agreement; (ii) reviewed and discussed with the Company and MBI certain publicly available business and financial information concerning the Company and MBI and the economic and regulatory environments in which they operate; (iii) reviewed and discussed with the Company and MBI their respective financial information as of and for the six months ended June 30, 2015 and June 30, 2014 and the twelve months ended December 31, 2014; (iv) discussed with the management of the Company and MBI matters relating to their respective financial condition, growth, liquidity, earnings, profitability, asset quality, capital adequacy, stock market valuation, future prospects, and related matters as of such dates and for the periods then ended; (v) reviewed and discussed with the Company and MBI the forward looking earnings estimates and with the Company the pro forma growth rates; (vi) analyzed and discussed with the Company the potential strategic implications and operational benefits anticipated by the management of the Company; (vii) evaluated the potential pro forma financial effects of the Transaction on the Company on a forward-looking basis; (viii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving whole bank acquisitions that we deemed relevant; (ix) compared the financial condition and implied valuation of MBI to the financial condition and valuation of certain institutions we deemed relevant; (x) performed a discounted cash flow analysis; (xi) considered the Company’s ownership structure, its stock market performance, and the trading history of its common stock which is being used as the Merger Consideration and (xii) undertook such other financial studies and analyses and considered such other information as we deemed appropriate for the purpose of this opinion.

The Board of Directors

F.N.B. Corporation

August 3, 2015

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of information which was publicly available to us or which was furnished to or discussed with us by the Company and MBI or otherwise reviewed by us including, particularly, the forward looking earnings estimates and pro forma growth rates, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not reviewed individual loan files or deposit information of the Company or MBI, nor have we conducted or been provided with any valuation or appraisal of any assets, deposits, or other liabilities of the Company or MBI. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for losses with respect thereto, and accordingly, we have assumed that such allowances for losses are adequate. In relying on financial analyses provided to or discussed with us by the Company or MBI or derived therefrom, we have assumed that such analyses have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management. We express no view as to such analyses, forecasts, estimates, or the assumptions on which they were based.

We have also assumed that the representations and warranties made by the Company and MBI in the Agreement are and will be true and correct in all respects material to our analyses, that the covenants and conditions precedent to closing the Transaction contained therein, including approval by Federal and State banking regulators, and by the shareholders of both MBI and FNB, will be performed in all respects material to our analyses in a manner which will not give MBI the ability to terminate the Agreement or decline to close under the Agreement. We are not legal, regulatory, or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory, shareholder, and any other consents and approvals necessary for the completion of the Transaction will be obtained without any adverse effect to the Company or MBI or to the contemplated benefits of the Transaction. Our opinion assumes, with your consent, that the Transaction will be completed in accordance with the terms set forth in the Agreement.

Our opinion is necessarily based on economic, market, and other conditions as in effect on, as well as the information made available to us as of, the date of this letter. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, confirm, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the shareholders of the Company with regard to the Merger Consideration to be paid by the Company in the Transaction, and we express no opinion as to the fairness of the Transaction to creditors or other stakeholders of the Company, the underlying decision by the Company to engage in the Transaction, the relative merits of the Transaction compared to other Transactions available to the Company, or the relative merits of the Transaction compared to other strategic alternatives which may be available to the Company. Furthermore, we did not take into account and express no opinion with respect to the amount or nature of any bonuses and any other compensation or consideration to any officers, directors, or employees of the Company or MBI paid or payable by reason or as a result of the Transaction.

We have not acted as financial advisor to the Company with respect to the proposed Transaction and will not receive a transaction fee from the Company contingent upon completion of the Transaction for our services or otherwise. Fees for our services are payable upon delivery of this opinion regardless of conclusion. The Company has agreed to indemnify us for certain liabilities which could arise as a result of our engagement.

The Board of Directors

F.N.B. Corporation

August 3, 2015

During the two years preceding the date of this letter, we have not had an investment banking relationship with the Company or Metro for which we were paid for our services, except we did advise FNB in connection with an unsuccessful bid for another company in 2014 for which we were paid $50,000.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Company in the Transaction is fair, from a financial point of view, to the shareholders of the Company.

The delivery of this opinion has been approved by the fairness opinion committee of Griffin Financial Group, LLC in conformity with our policies and procedures established under the requirement of Rule 5150 of the Financial Industry Regulatory Authority. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction, and may not be relied upon by any other person for any other reason. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter, as applicable. This opinion speaks as of the date hereof, and we have no obligation to update, confirm, or revise it. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may, however, be reproduced in any registration statement that the Company will file with the Securities and Exchange Commission in connection with the Transaction, provided that such reproduction is legally required, the opinion is reproduced in such document in its entirety, and such document includes a summary of the opinion and related analyses in a form prepared or approved by us (such approval not to be unreasonably withheld), but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

GRIFFIN FINANCIAL GROUP, LLC

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Florida Business Corporation Act, as amended (the “FBCA”), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding, other than an action by, or in the right of, the corporation, by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the FBCA provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation, against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that the amount so indemnified shall not exceed the estimated expense of litigating the matter to conclusion, and no indemnification shall be made with respect to any claim as to which such person is adjudged liable, unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officer or director is successful on the merits or otherwise in the defense of any of such proceedings, the FBCA requires that the corporation indemnify such officer or director against expenses actually and reasonably incurred in connection therewith. The corporation may pay in advance the expenses incurred by an officer or director in defending a civil or criminal proceeding so long as the director or officer has undertaken to repay those amounts if he or she is ultimately found not to be entitled to indemnification. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the FBCA or the corporation’s articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

F.N.B.’s articles of incorporation and bylaws provide that F.N.B. shall indemnify its directors and officers to the fullest extent permitted by law in connection with any actual or threatened action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of F.N.B. or otherwise, arising out of the service to F.N.B. or to another organization at F.N.B.’s request, or because of their positions with F.N.B. F.N.B.’s bylaws also state that F.N.B. shall pay the expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by the director or officer to repay those amounts if it is ultimately determined that he or she was not entitled to be indemnified. F.N.B.’s articles of incorporation further provide that F.N.B. may purchase and maintain insurance to protect itself and any such director or officer against any liability, cost or expense asserted against or incurred by him or her with respect to such service, whether or not F.N.B. would have the power to indemnify him or her against such liability by law or under the provisions of this paragraph.

F.N.B. maintains insurance policies insuring directors and officers against certain liabilities they may incur in their capacity as such.

Item 21. Exhibits and Financial Statement Schedules.

The following exhibits are filed with or incorporated by reference in this Registration Statement:

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of August 4, 2015 between F.N.B. Corporation and Metro Bancorp, Inc. (included as Appendix A to this proxy statement/prospectus)

3.1	Articles of Restatement of Articles of Incorporation of F.N.B. Corporation, as amended, as currently in effect (incorporated by reference to Exhibit 3.1 of F.N.B. Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013)

3.2	By-laws of F.N.B. Corporation (amended and restated on December 17, 2014), as currently in effect (incorporated by reference to Exhibit 3.1 of F.N.B. Corporation’s Current Report on Form 8-K filed on December 22, 2014)

5.1	Opinion of Reed Smith LLP

8.1	Tax Opinion of Reed Smith LLP

8.2	Tax Opinion of Mette, Evans & Woodside P.C.

23.1	Consent of Ernst & Young LLP as to F.N.B. Corporation

23.2	Consent of BDO USA, LLP as to Metro Bancorp, Inc.

23.3	Consent of Baker Tilly Virchow Krause, LLP as to Metro Bancorp, Inc.

23.4	Consents of Reed Smith LLP (included in Exhibits 5.1 and 8.1)

23.5	Consent of Mette, Evans & Woodside P.C. (included in Exhibit 8.2)

24.1	Powers of Attorney

99.1	Consent of RBC Capital Markets, LLC

99.2	Consent of Griffin Financial Group LLC

99.3	Consent of Sandler O’Neill & Partners, L.P.

99.4	Form of Proxy Card for Special Meeting of Shareholders of F.N.B. Corporation

99.5	Form of Proxy Card for Special Meeting of Shareholders of Metro Bancorp, Inc.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on October 7, 2015.

F.N.B. CORPORATION

By:	/s/ Vincent J. Delie, Jr.
Vincent J. Delie, Jr. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Vincent J. Delie, Jr. Vincent J. Delie, Jr.	President and Chief Executive Officer and a Director (principal executive officer)	October 7, 2015

/s/ Vincent J. Calabrese, Jr. Vincent J. Calabrese, Jr.	Chief Financial Officer (principal financial officer)	October 7, 2015

/s/ Timothy G. Rubritz Timothy G. Rubritz	Corporate Controller (principal accounting officer)	October 7, 2015

* Stephen J. Gurgovits	Chairman of the Board and a Director	October 7, 2015

* William B. Campbell	Director	October 7, 2015

* James D. Chiafullo	Director	October 7, 2015

* Laura E. Ellsworth	Director	October 7, 2015

* Robert A. Hormell	Director	October 7, 2015

* David J. Malone	Director	October 7, 2015

* D. Stephen Martz	Director	October 7, 2015

* Robert J. McCarthy, Jr.	Director	October 7, 2015

Signature	Title	Date

David L. Motley	Director

* Heidi A. Nicholas	Director	October 7, 2015

Arthur J. Rooney, II	Director

John S. Stanik	Director

* William J. Strimbu	Director	October 7, 2015

* Earl K. Wahl, Jr.	Director	October 7, 2015

*	Vincent J. Delie, Jr., by signing his name hereto, does hereby sign this document on behalf of each of the above-noted directors of the Registrant pursuant to powers of attorney duly executed by such persons.

By:	/s/ Vincent J. Delie, Jr.
Vincent J. Delie, Jr. Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of August 4, 2015 between F.N.B. Corporation and Metro Bancorp, Inc. (included as Appendix A to this proxy statement/prospectus)

3.1	Articles of Restatement of Articles of Incorporation of F.N.B. Corporation, as amended, as currently in effect (incorporated by reference to Exhibit 3.1 of F.N.B. Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013)

3.2	By-laws of F.N.B. Corporation (amended and restated on December 17, 2014), as currently in effect (incorporated by reference to Exhibit 3.1 of F.N.B. Corporation’s Current Report on Form 8-K filed on December 22, 2014)

5.1	Opinion of Reed Smith LLP

8.1	Tax Opinion of Reed Smith LLP

8.2	Tax Opinion of Mette, Evans & Woodside P.C.

23.1	Consent of Ernst & Young LLP as to F.N.B. Corporation

23.2	Consent of BDO USA, LLP as to Metro Bancorp, Inc.

23.3	Consent of Baker Tilly Virchow Krause, LLP as to Metro Bancorp, Inc.

23.4	Consents of Reed Smith LLP (included in Exhibits 5.1 and 8.1)

23.5	Consent of Mette, Evans & Woodside P.C. (included in Exhibit 8.2)

24.1	Powers of Attorney

99.1	Consent of RBC Capital Markets, LLC

99.2	Consent of Griffin Financial Group LLC

99.3	Consent of Sandler O’Neill & Partners, L.P.

99.4	Form of Proxy Card for Special Meeting of Shareholders of F.N.B. Corporation

99.5	Form of Proxy Card for Special Meeting of Shareholders of Metro Bancorp, Inc.